As filed with the Securities and Exchange Commission on March 3, 2025
Registration No. 333-285096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI
ON
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM
S-4
REGISTRATION STATEMENT
UNDER
THE
SECURITIES
ACT OF 1933

CNB Financial Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	6021	25-1450605
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
1 South Second Street
PO Box 42
Clearfield, Pennsylvania 16830
(814)
765-9621
(Address, incl
udi
ng Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Michael D. Peduzzi
President and Chief Executive Officer
1 South Second Street
PO Box 42
Clearfield, Pennsylvania 16830
(814)
765-9621
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard A. Schaberg, Esq. Les B. Reese, III, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Columbia Square Washington, DC 20004 (202) 637-5600	John J. Gorman, Esq. Marc P. Levy, Esq. Luse Gorman, PC 5335 Wisconsin Ave, NW Washington, DC 20015 (202) 274-2022

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon
completion of the merger described in the enclosed proxy statement/prospectus.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer,
a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in
Rule 12b-2 of
the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 3, 2025

Joint Proxy Statement/Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of CNB Financial Corporation and ESSA Bancorp, Inc.:

On January 9, 2025, CNB Financial Corporation (“CNB”), a Pennsylvania corporation, CNB Bank, a Pennsylvania-chartered nonmember bank and CNB’s wholly-owned subsidiary (“CNB Bank”), ESSA Bancorp, Inc., a Pennsylvania corporation (“ESSA”), and ESSA Bank & Trust, a Pennsylvania-chartered stock savings bank and ESSA’s wholly-owned subsidiary (“ESSA Bank”), entered into an Agreement and Plan of Merger (the “merger agreement”) pursuant to which (i) ESSA will merge with and into CNB, with CNB as the surviving entity, and (ii) ESSA Bank will merge with and into CNB Bank, with CNB Bank as the surviving entity.

CNB and ESSA are each holding a meeting for their respective shareholders to vote on the proposals necessary to complete the merger. The annual meeting of CNB shareholders will be held virtually on April 15, 2025 at 2:00 p.m., Eastern time. The special meeting of ESSA shareholders will be held virtually on April 15, 2025 at 10:00 a.m., Eastern time.

At the annual meeting of CNB shareholders, CNB shareholders will be asked to consider and vote on (i) a proposal to approve the issuance of shares of CNB common stock in connection with the merger on the terms and conditions set forth in the merger agreement (the “CNB share issuance proposal”), (ii) the election to the CNB Board of Directors of the three Class 2 directors set forth in the enclosed joint proxy statement/prospectus to serve until the 2028 annual meeting of CNB shareholders or until their respective successors are elected, (iii) a proposal to approve the CNB Financial Corporation 2025 Omnibus Incentive Plan (the “CNB incentive plan proposal”), (iv) a non-binding advisory resolution to approve the compensation of CNB’s named executive officers (the “CNB say-on-pay proposal”), (v) a proposal to ratify the appointment of Forvis Mazars, LLP as CNB’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “CNB auditor ratification proposal”), and (vi) a proposal to approve one or more adjournments of the CNB annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are insufficient votes at the time of the CNB annual meeting, or at an adjournment or postponement of that meeting, to approve the CNB share issuance proposal (the “CNB adjournment proposal”). The election of the three CNB director nominees and the approval of each of the CNB share issuance proposal, the CNB incentive plan proposal, the CNB say-on-pay proposal, the CNB auditor ratification proposal and the CNB adjournment proposal require the affirmative vote of a majority of the votes cast on such proposal. The CNB Board of Directors unanimously recommends that all CNB shareholders vote “FOR” the CNB share issuance proposal, “FOR” each of the three CNB director nominees, “FOR” the CNB incentive plan proposal, “FOR” the CNB say-on-pay proposal, “FOR” the CNB auditor ratification proposal and “FOR” the CNB adjournment proposal.

At the special meeting of ESSA shareholders, ESSA shareholders will be asked to consider and vote on (i) a proposal to approve the merger agreement (the “ESSA merger proposal”), (ii) a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of ESSA in connection with the merger (the “ESSA compensation proposal”), and (iii) a proposal to approve one or more adjournments of the ESSA special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are insufficient votes at the time of the ESSA special meeting, or at an adjournment or postponement of that meeting, to approve the ESSA merger proposal (the “ESSA adjournment proposal”). Approval of each of the ESSA merger proposal, the ESSA compensation proposal and the ESSA adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal. The ESSA Board of Directors unanimously recommends that all ESSA shareholders vote “FOR” the ESSA merger proposal, “FOR” the ESSA compensation proposal and “FOR” the ESSA adjournment proposal.

If the merger is completed, ESSA shareholders will receive 0.8547 shares of CNB common stock for each share of ESSA common stock they own on the effective date of the merger. ESSA shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.

CNB common stock is listed on the NASDAQ Stock Market under the symbol “CCNE.” ESSA common stock is listed on the NASDAQ Stock Market under the symbol “ESSA.” On January 8, 2025, which was the last trading day preceding the public announcement of the proposed merger, the closing price of CNB common stock was $24.11 per share, which after giving effect to the exchange ratio, has an implied value of $20.61 per share. On    , 2025, which was the most recent practicable trading day before the printing of this joint proxy statement/prospectus, the closing price of CNB common stock was $    per share, which after giving effect to the exchange ratio, has an implied value of approximately $    per share. The market price of CNB common stock will fluctuate between now and the closing of the merger. We urge you to obtain current market quotations for CNB common stock before you vote.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend your company’s shareholder meeting, please take the time to vote by internet, by telephone, or by completing and mailing the enclosed proxy card as soon as possible to make sure your shares are represented at your company’s shareholder meeting. If you submit a properly signed proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” each of the proposals presented at your company’s shareholder meeting.

This document serves as the joint proxy statement for the annual meeting of CNB shareholders and the special meeting of ESSA shareholders and the prospectus for the shares of CNB common stock to be issued in connection with the merger, and describes the shareholder meetings, the merger, the documents related to the merger and other related matters. We encourage you to read this joint proxy statement/prospectus in its entirety, including the documents attached as annexes and the section entitled “Risk Factors” beginning on page 21.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,
Michael D. Peduzzi President and Chief Executive Officer CNB Financial Corporation	Gary S. Olson President and Chief Executive Officer ESSA Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the securities to be issued in the merger or determined if the attached joint proxy statement/prospectus is accurate, adequate or complete. Any representation to the contrary is a criminal offense.

The shares of CNB common stock to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any federal or state governmental agency.

This joint proxy statement/prospectus is dated    , 2025, and is first being mailed to CNB shareholders and ESSA shareholders on or about     , 2025.

1 South Second Street

P.O. Box 42

Clearfield, PA 16830

(814) 765-9621

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 15, 2025

An annual meeting of shareholders of CNB Financial Corporation (“CNB”) will be held virtually on April 15, 2025, at 2:00 p.m., Eastern time, to consider and vote upon the following matters:

1.

a proposal to approve the issuance of common stock, no par value, of CNB (“CNB common stock”) pursuant to the Agreement and Plan of Merger (the “merger agreement”), by and among CNB, CNB Bank, a Pennsylvania-chartered nonmember bank and wholly owned subsidiary of CNB (“CNB Bank”), ESSA Bancorp, Inc., a Pennsylvania corporation (“ESSA”), and ESSA Bank & Trust, a Pennsylvania-chartered stock savings bank and wholly-owned subsidiary of ESSA (“ESSA Bank”), dated as of January 9, 2025, pursuant to which (i) ESSA will merge with and into CNB, with CNB as the surviving entity, and (ii) ESSA Bank will merge with and into CNB Bank, with CNB Bank as the surviving entity (the “CNB share issuance proposal”);

2.

the election to the CNB Board of Directors of the three Class 2 directors set forth in the enclosed joint proxy statement/prospectus to serve until the 2028 annual meeting of CNB shareholders or until their respective successors are elected;

3.	a proposal to approve the CNB Financial Corporation 2025 Omnibus Incentive Plan (the “CNB incentive plan proposal”);

4.	a non-binding advisory resolution to approve the compensation of CNB’s named executive officers (the “CNB say-on-pay proposal”);

5.

a proposal to ratify the appointment of Forvis Mazars, LLP as CNB’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “CNB auditor ratification proposal”); and

6.

a proposal to approve one or more adjournments of the CNB annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are insufficient votes at the time of the CNB annual meeting, or at an adjournment or postponement of that meeting, to approve the CNB share issuance proposal (the “CNB adjournment proposal”).

The merger agreement and proposed merger are more fully described in the attached joint proxy statement/prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Annex A to the attached joint proxy statement/prospectus.

You may access the annual meeting by visiting web.viewproxy.com/CNBFinancial/2025. By attending the meeting virtually, you will be able to participate in the annual meeting, including voting and asking questions. If you are a registered shareholder, you must register in advance to vote and ask questions at the annual meeting. To register, registered shareholders must follow the instructions provided on their proxy card or notice and enter the control number found on their proxy card or notice along with their name, phone number and email address as part of the registration. Shareholders who hold their shares through an intermediary, such as a bank, broker, trustee or other nominee, must also register in advance to vote and ask questions at the annual meeting. To register, such shareholders must submit a legal proxy reflecting their CNB common stock holdings along with their name, phone number and email address to VirtualMeeting@viewproxy.com or upload such information to the registration website. Upon registration, shareholders will receive a confirmation email with a password and, if applicable, a control number, to virtually attend the annual meeting. Requests for registration must be received no later than 11:59 p.m., Eastern time, on April 14, 2025. If CNB shareholders wish to vote their shares electronically during the CNB annual meeting, they will need to visit http://www.AALvote.com/CCNE during the CNB annual meeting while the polls are open (shareholders will need their control number included on their proxy card or notice or assigned to them in the registration confirmation email, as applicable).

The CNB Board of Directors has established the close of business on February 18, 2025 as the record date for the annual meeting. Only record holders of CNB common stock as of the close of business on that date will be entitled to notice of and to vote at the annual meeting or any adjournment or postponement of that meeting. A list of shareholders entitled to vote at the annual meeting will be available for review at the annual meeting upon request by any CNB shareholder entitled to vote at the annual meeting. The election of the three CNB director nominees and the approval of each of the CNB share issuance proposal, the CNB incentive plan proposal, the CNB say-on-pay proposal, the CNB auditor ratification proposal and the CNB adjournment proposal require the affirmative vote of a majority of the votes cast on such proposal.

Your vote is important, regardless of the number of shares that you own. Please vote by internet, by telephone, or by completing and mailing the enclosed proxy card promptly in the enclosed postage-paid envelope. Voting by proxy will not prevent you from voting online during the annual meeting but will assure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions furnished to you by such record holder with these materials.

The CNB Board of Directors unanimously recommends that all CNB shareholders vote “FOR” the CNB share issuance proposal, “FOR” each of the three CNB director nominees, “FOR” the CNB incentive plan proposal, “FOR” the CNB say-on-pay proposal, “FOR” the CNB auditor ratification proposal and “FOR” the CNB adjournment proposal.

By Order of the Board of Directors,

Anna K. “Katie” Andersen

Secretary

Clearfield, Pennsylvania

    , 2025

200 Palmer Street

Stroudsburg, Pennsylvania 18360

(570) 422-0182

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 15, 2025

A special meeting of shareholders of ESSA Bancorp, Inc. (“ESSA”) will be held virtually on April 15, 2025, at 10:00 a.m., Eastern time, to consider and vote on the following matters:

1.

a proposal to approve the Agreement and Plan of Merger (the “merger agreement”), by and among CNB Financial Corporation, a Pennsylvania corporation, CNB Bank, a Pennsylvania-chartered nonmember bank and wholly owned subsidiary of CNB (“CNB Bank”), ESSA, and ESSA Bank & Trust, a Pennsylvania-chartered stock savings bank and wholly-owned subsidiary of ESSA (“ESSA Bank”), dated as of January 9, 2025, pursuant to which (i) ESSA will merge with and into CNB, with CNB as the surviving entity, and (ii) ESSA Bank will merge with and into CNB Bank, with CNB Bank as the surviving entity (the “ESSA merger proposal”);

2.

a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of ESSA in connection with the merger (the “ESSA compensation proposal”); and

3.

a proposal to approve one or more adjournments of the ESSA special meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting, or at an adjournment or postponement of that meeting, to approve the ESSA merger proposal (the “ESSA adjournment proposal”).

The merger agreement and proposed merger are more fully described in the attached joint proxy statement/prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Annex A to the attached joint proxy statement/prospectus.

You may access the special meeting by visiting https://www.meetnow.global/MSSN7L7. By attending the meeting virtually, you will be able to participate in the special meeting, including voting and asking questions. If you are a registered shareholder, you do not need to register to attend the special meeting online. Registered shareholders can attend and vote at the special meeting by logging in with the voter control number found on their proxy card, notice, or email. Shareholders who hold their shares through an intermediary, such as a bank, broker, trustee or other nominee, must register in advance to vote and ask questions at the special meeting. To register, such shareholders must submit a legal proxy reflecting their ESSA common stock holdings along with their name and email address to Computershare at legalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern time, on April 9, 2025. Shareholders will receive a confirmation email with a control number from Computershare regarding their registration.

The ESSA Board of Directors has established the close of business on February 18, 2025 as the record date for the special meeting. Only record holders of ESSA common stock as of the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of that meeting. A list of shareholders entitled to vote at the special meeting will be available for review at the special meeting upon request by any ESSA shareholder entitled to vote at the special meeting. Approval of each of the ESSA merger proposal, the ESSA compensation proposal and the ESSA adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal.

Your vote is important, regardless of the number of shares that you own. Please vote by internet, by telephone, or by completing and mailing the enclosed proxy card promptly in the enclosed postage-paid envelope. Voting by proxy will not prevent you from voting online during the special meeting but will assure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions furnished to you by such record holder with these materials.

The ESSA Board of Directors unanimously recommends that all ESSA shareholders vote “FOR” the ESSA merger proposal, “FOR” the ESSA compensation proposal and “FOR” the ESSA adjournment proposal.

By Order of the Board of Directors,

Stephanie Lefferson

Corporate Secretary

Stroudsburg, Pennsylvania

, 2025

PLEASE DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD. YOU WILL BE SENT SEPARATE INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about CNB and ESSA from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

CNB Financial Corporation 1 South Second Street PO Box 42 Clearfield, Pennsylvania 16830 Attention: Anna K. “Katie” Andersen Secretary (814) 765-9621 www.cnbbank.bank	ESSA Bancorp, Inc. 200 Palmer Street PO Box L Stroudsburg, Pennsylvania 18360 Attention: Stephanie Lefferson Corporate Secretary (570) 422-0182 www.essabank.com

To obtain timely delivery, you must request the information no later than April 8, 2025.

For a more detailed description of the information incorporated by reference into the accompanying joint proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 186.

The accompanying joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the joint proxy statement/prospectus, including any documents incorporated by reference into the joint proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the other meeting matters or the joint proxy statement/prospectus, or need assistance voting your shares, please contact the appropriate proxy solicitor at the address or telephone number listed below:

If you are a CNB shareholder:	If you are an ESSA shareholder:

Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003 (833) 215-7302 CCNE@AllianceAdvisors.com	Laurel Hill Advisory Group, LLC 2 Robbins Lane, Suite 201 Jericho, New York 11753 (516) 933-3100 info@laurelhill.com

Please do not send your ESSA stock certificates at this time. You will be sent separate instructions regarding the surrender of your ESSA stock certificates.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 (Registration Statement No. 333-285096) filed by CNB with the Securities and Exchange Commission (the “SEC”), constitutes a prospectus of CNB for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the CNB common stock to be issued to ESSA shareholders in exchange for shares of ESSA common stock pursuant to the merger agreement, as such agreement may be amended or modified from time to time. This joint proxy statement/prospectus also constitutes a proxy statement for CNB and ESSA. In addition, it constitutes a notice of annual meeting with respect to the annual meeting of CNB shareholders and a notice of special meeting with respect to the special meeting of ESSA shareholders.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated    , 2025, and you should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date (or, in the case of documents incorporated by reference, their respective dates). Neither the mailing of this joint proxy statement/prospectus to CNB shareholders or ESSA shareholders nor the issuance by CNB of shares of CNB common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding CNB has been provided by CNB and information contained in this joint proxy statement/prospectus regarding ESSA has been provided by ESSA.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the CNB and ESSA shareholder meetings. These questions and answers may not address all questions that may be important to you as a CNB shareholder or an ESSA shareholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire joint proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

The respective boards of directors of CNB Financial Corporation (“CNB”), CNB Bank, CNB’s subsidiary bank (“CNB Bank”), ESSA Bancorp, Inc. (“ESSA”) and ESSA Bank & Trust, ESSA’s subsidiary bank (“ESSA Bank”), each approved a merger agreement, which is described in this joint proxy statement/prospectus, among CNB, CNB Bank, ESSA and ESSA Bank pursuant to which (i) ESSA will merge with and into CNB, with CNB as the surviving entity and (ii) ESSA Bank will merge with and into CNB Bank, with CNB Bank as the surviving entity. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. In order to complete the merger, CNB shareholders must vote to approve the issuance of CNB common stock in connection with the merger and ESSA shareholders must vote to approve the merger agreement. Each of CNB and ESSA will hold a shareholder meeting to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger, the merger agreement, the respective shareholder meetings of CNB shareholders and ESSA shareholders and other related matters, and you should read it carefully. The enclosed voting materials for each shareholder meeting allow you to vote your shares of common stock without attending your company’s shareholder meeting online.

We are delivering this joint proxy statement/prospectus to you as both a joint proxy statement of CNB and ESSA and a prospectus of CNB. It is a joint proxy statement because the board of directors of both CNB and ESSA are soliciting proxies from their respective shareholders. Your proxy will be used at your respective shareholder meeting or at any adjournment or postponement of that shareholder meeting. It is also a prospectus because CNB will issue CNB common stock to ESSA shareholders as consideration in the merger, and this prospectus contains information about the CNB common stock.

Q:	What will happen in the merger?

A:

In the proposed merger, (i) ESSA will merge with and into CNB, with CNB as the surviving entity, and (ii) ESSA Bank will merge with and into CNB Bank, with CNB Bank as the surviving entity. Each share of ESSA common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.8547 shares of CNB common stock.

Q:	What are the proposals on which I am being asked to vote?

A:

CNB Shareholders: You are being asked to vote on the following proposals: (i) to approve the issuance of shares of CNB common stock in connection with the merger on the terms and conditions set forth in the merger agreement (the “CNB share issuance proposal”), (ii) the election to the CNB Board of Directors of the three Class 2 directors set forth in this joint proxy statement/prospectus to serve until the 2028 annual meeting of CNB shareholders or until their respective successors are elected, (iii) to approve the CNB Financial Corporation 2025 Omnibus Incentive Plan (the “CNB incentive plan proposal”), (iv) a non-binding advisory resolution to approve the compensation of CNB’s named executive officers (the “CNB say-on-pay proposal”), (v) to ratify the appointment of Forvis Mazars, LLP as CNB’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “CNB auditor ratification proposal”), and (vi) to approve one or more adjournments of the CNB annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are insufficient votes at the time of the annual meeting, or at an adjournment or postponement of that meeting, to approve the CNB share issuance proposal (the “CNB adjournment proposal”).

ESSA Shareholders: You are being asked to vote on the following proposals: (i) to approve the merger agreement (the “ESSA merger proposal”), (ii) to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of ESSA in connection with the merger (the “ESSA compensation proposal”) and (iii) to approve one or more adjournments or postponements of the ESSA special meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the ESSA special meeting, or at an adjournment or postponement of that meeting, to approve the ESSA merger proposal (the “ESSA adjournment proposal”).

Q:	What will I receive in the merger?

A:

CNB Shareholders: Each share of CNB common stock outstanding held by CNB shareholders immediately before the merger will continue to represent one share of CNB common stock after the effective time of the merger. Accordingly, CNB shareholders will receive no consideration in the merger and the merger will not change the number of shares a CNB shareholder currently owns. Following the merger, CNB common stock will continue to trade on the NASDAQ Stock Market, LLC (“NASDAQ”) under the symbol “CCNE.”

ESSA Shareholders: If the ESSA merger proposal is approved and the merger is subsequently completed, ESSA shareholders will be entitled to receive 0.8547 shares of CNB common stock for each outstanding share of ESSA common stock held at the effective time of the merger and cash in lieu of fractional shares as described below.

The value of the merger consideration is dependent upon the value of CNB common stock and therefore will fluctuate with the market price of CNB common stock. Accordingly, any change in the price of CNB common stock prior to the merger will affect the market value of the merger consideration that ESSA shareholders may receive upon the closing of the merger.

Q:	Will ESSA shareholders receive any fractional shares of CNB common stock as part of the merger consideration?

A:

No. CNB will not issue any fractional shares of CNB common stock in the merger. Instead, CNB will pay ESSA shareholders the cash value of a fractional share (without interest) in an amount determined by multiplying the fractional share interest to which such shareholder would otherwise be entitled by the average of the daily closing sales prices of one share of CNB common stock as reported on NASDAQ for the five consecutive trading days ending on the third business day immediately prior to the closing date of the merger, rounded to the nearest whole cent.

Q:	Is there a termination fee potentially payable under the merger agreement?

A:

Yes. Under certain circumstances, ESSA may be required to pay CNB a termination fee if the merger agreement is terminated. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 171 for more information.

Q:	Why are ESSA shareholders being asked to cast a non-binding advisory vote to approve the compensation that may become payable to ESSA’s named executive officers in connection with the merger?

A:

The SEC’s rules require ESSA to seek a non-binding advisory vote with respect to certain “golden parachute” compensation that may become payable to ESSA’s named executive officers in connection with the merger.

Q:	What will happen if ESSA shareholders do not approve the compensation that may become payable to ESSA’s named executive officers in connection with the merger?

A:	The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on ESSA or CNB. Approval of the compensation that may become payable to ESSA’s named executive officers is not a condition to completion of the merger. Therefore, if the ESSA merger proposal is approved by ESSA’s shareholders and the merger is subsequently completed, the compensation (to the extent otherwise earned and payable) will still be paid to ESSA’s named executive officers, whether or not ESSA’s shareholders approve the compensation at the ESSA special meeting.

Q:	What are the material U.S. federal income tax consequences of the holding company merger to U.S. holders of shares of ESSA common stock?

A:

The holding company merger (as defined below) is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a condition to our respective obligations to complete the holding company merger that each of ESSA and CNB receives a legal opinion to the effect that the holding company merger will so qualify. Assuming the holding company merger so qualifies, ESSA shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their ESSA common stock for CNB common stock in the holding company merger except with respect to any cash received by ESSA shareholders in lieu of a fractional share of CNB common stock. See the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 149.

Q:	Will ESSA shareholders be able to trade the shares of CNB common stock that they receive in the merger?

A:

If you are an ESSA shareholder, you may freely trade the shares of CNB common stock issued in the merger unless you are an “affiliate” of CNB as defined by Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Affiliates consist of individuals or entities that control, are controlled by, or are under common control with CNB and include executive officers and directors and may include significant shareholders of CNB.

Q:	What are the conditions to completion of the merger?

A:

The obligations of CNB and ESSA to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and/or waivers, the receipt of tax opinions, the approval of the CNB share issuance proposal by the shareholders of CNB and the approval of the ESSA merger proposal by the shareholders of ESSA.

Q:	When do you expect the merger to be completed?

A:

We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including obtaining required regulatory approvals and/or waivers and the required approvals by CNB and ESSA shareholders at their respective shareholder meetings. While we expect the merger to be completed in the third quarter of 2025, because fulfillment of some of the conditions to completion of the merger is not within our control, we cannot assure you of the actual timing.

Q:	What shareholder approvals are required to complete the merger?

A:

The merger cannot be completed unless (i) CNB receives the affirmative vote of a majority of the votes cast on the CNB share issuance proposal and (ii) ESSA receives the affirmative vote of a majority of the votes cast on the ESSA merger proposal.

Q:	Are there any CNB shareholders already committed to voting in favor of the CNB share issuance proposal?

A:

Yes. Each of the directors and certain executive officers of CNB, solely in such director’s or officer’s capacity as a shareholder of CNB, has entered into a voting agreement with ESSA requiring each of them to vote all shares of CNB common stock owned by such director or executive officer in favor of the CNB share issuance proposal. As of the record date, these directors and executive officers held 484,812 shares of CNB common stock, which represented approximately 2.31% of the outstanding shares of CNB common stock.

Q:	Are there any ESSA shareholders already committed to voting in favor of the ESSA merger proposal?

A:

Yes. Each of the directors and executive officers of ESSA, solely in such director’s or officer’s capacity as a shareholder of ESSA, has entered into a voting agreement with CNB requiring each of them to vote all shares of ESSA common stock owned by such director or executive officer in favor of the ESSA merger proposal. As of the record date, these directors and executive officers held 786,575 shares of ESSA common stock, which represented approximately 7.75% of the outstanding shares of ESSA common stock.

Q:	When and where are the shareholder meetings?

A:

The annual meeting of shareholders of CNB will be held virtually at web.viewproxy.com/CNBFinancial/2025 on April 15, 2025, at 2:00 p.m., Eastern time. The special meeting of shareholders of ESSA will be held virtually at https://www.meetnow.global/MSSN7L7 on April 15, 2025, at 10:00 a.m., Eastern time.

Q:	What will happen at the shareholder meetings?

A:

At the CNB annual meeting, CNB shareholders will consider and vote on the CNB share issuance proposal. If, at the time of the CNB annual meeting, there are insufficient votes for the shareholders to adopt the CNB share issuance proposal, CNB shareholders may be asked to consider and vote on the CNB adjournment proposal. CNB shareholders will also vote on the election of three Class 2 directors to the CNB Board of Directors, the CNB incentive plan proposal, the CNB say-on-pay proposal, and the CNB auditor ratification proposal.

At the ESSA special meeting, ESSA shareholders will consider and vote on the ESSA merger proposal and the ESSA compensation proposal. If, at the time of the ESSA shareholder meeting, there are insufficient votes for the shareholders to approve the ESSA merger proposal, ESSA shareholders may be asked to consider and vote on the ESSA adjournment proposal.

Q:	Who is entitled to vote at the CNB annual meeting?

A:

All holders of CNB common stock who held shares at the close of business on February 18, 2025, which is the record date for the annual meeting of CNB shareholders, are entitled to receive notice of and to vote at the CNB annual meeting. Each holder of CNB common stock is entitled to one vote for each share of CNB common stock owned as of the record date.

Q:	Who is entitled to vote at the ESSA special meeting?

A:

All holders of ESSA common stock who held shares at the close of business on February 18, 2025, which is the record date for the special meeting of ESSA shareholders, are entitled to receive notice of and to vote at the ESSA special meeting. Each holder of ESSA common stock is entitled to one vote for each share of ESSA common stock owned as of the record date.

Q:	What constitutes a quorum for each shareholder meeting?

A:

The quorum requirement for each company’s shareholder meeting is the presence at the virtual meeting or by proxy of the holders of a majority of the total number of shares of common stock entitled to vote. Abstentions and, in the case of the CNB annual meeting only, broker non-votes, will be counted for purposes of determining whether a quorum is present.

Q:	How do the boards of directors of CNB and ESSA recommend I vote?

A:

After careful consideration, the CNB Board of Directors unanimously recommends that all CNB shareholders vote “FOR” the CNB share issuance proposal, “FOR” each of the three CNB director nominees, “FOR” the CNB incentive plan proposal, “FOR” the CNB say-on-pay proposal, “FOR” the CNB auditor ratification proposal and “FOR” the CNB adjournment proposal, if necessary.

After careful consideration, the ESSA Board of Directors unanimously recommends that all ESSA shareholders vote “FOR” the ESSA merger proposal, “FOR” the ESSA compensation proposal and “FOR” the ESSA adjournment proposal, if necessary.

Q:	Are there any risks associated with the merger that I should consider in deciding how to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section in this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 21 as well as the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Information Regarding Forward-Looking Statements” beginning on page 30.

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in or incorporated by reference into this joint proxy statement/prospectus, including its annexes. It contains important information about the merger, the merger agreement, CNB and ESSA. After you have read and considered this information, you should vote by internet, by telephone, or by completing and mailing your proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at your company’s shareholder meeting.

Q:	How may I vote my shares for the shareholder meeting proposals presented in this joint proxy statement/prospectus?

A:

Both CNB shareholders and ESSA shareholders may vote by internet, by telephone, by completing and mailing the proxy card in the enclosed postage-paid envelope, or by casting your vote online at the applicable virtual meeting. Information and applicable deadlines for voting through the internet or by telephone are set forth in the enclosed proxy card instructions. You may revoke your proxy at any time prior to its exercise, and you may attend your company’s shareholder meeting and vote, even if you have previously returned your proxy card or voted via the internet or by telephone.

Q:	Can I attend my company’s shareholder meeting and vote my shares electronically during the meeting?

A:

Yes. Although the CNB Board of Directors and the ESSA Board of Directors request that you return the proxy card accompanying this joint proxy statement/prospectus, all shareholders, including shareholders of record and shareholders who hold their shares in “street name” through banks, brokers, trustees or other nominees, are invited to attend their company’s virtual shareholder meeting online. CNB shareholders of record on February 18, 2025 can vote electronically during the annual meeting of CNB shareholders. ESSA shareholders of record on February 18, 2025 can vote electronically during the special meeting of ESSA shareholders.

CNB registered shareholders must register in advance to attend and vote online at the CNB annual meeting. To register, CNB registered shareholders must follow the instructions provided on their proxy card or notice and enter the control number found on their proxy card or notice along with their name, phone number and email address as part of the registration. CNB shareholders who hold their shares through an intermediary, such as a bank, broker, trustee or other nominee, must also register in advance to attend and vote online at the annual meeting. To register, such shareholders must submit a legal proxy reflecting their CNB common stock holdings along with their name, phone number and email address to VirtualMeeting@viewproxy.com or upload such information to the registration website. Upon registration, CNB shareholders will receive a confirmation email with a password and, if applicable, a control number, to virtually attend the annual meeting. Requests for registration must be received no later than 11:59 p.m., Eastern time, on April 14, 2025. If CNB shareholders wish to vote their shares electronically during the CNB annual meeting, they will need to visit http://www.AALvote.com/CCNE during the CNB annual meeting while the polls are open (shareholders will need their control number included on their proxy card or notice or assigned to them in the registration confirmation email, as applicable).

Registered ESSA shareholders do not need to register to attend and vote online at the special meeting. Registered ESSA shareholders can attend and vote at the special meeting by logging in with the voter control number found on their proxy card, notice, or email. ESSA shareholders who hold their shares through an intermediary, such as a bank, broker, trustee or other nominee, must register in advance to attend and vote online at the special meeting. To register, ESSA shareholders must submit a legal proxy reflecting their ESSA common stock holdings along with their name and email address to Computershare at legalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern time, on April 9, 2025. Shareholders will receive a confirmation email with a control number from Computershare regarding their registration.

Q:	How will my shares be represented at my company’s shareholder meeting?

A:

At the shareholder meetings for each of CNB and ESSA, the individuals named in your proxy card will vote your shares in the manner you requested if you properly signed and submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted: (i) for CNB shareholders, (1) “FOR” the CNB share issuance proposal, (2) “FOR” each of the three CNB director nominees, (3) “FOR” the CNB incentive plan proposal, (4) “FOR” the CNB say-on-pay proposal, (5) “FOR” the CNB auditor ratification proposal and (6) “FOR” the CNB adjournment proposal, and (ii) for ESSA shareholders, (1) “FOR” the ESSA merger proposal, (2) “FOR” the ESSA compensation proposal and (3) “FOR” the ESSA adjournment proposal.

Q:	If I am a participant in the ESSA Bank & Trust Employee Stock Ownership Plan or if I hold ESSA common stock through the ESSA Bank & Trust 401(k) Plan, how do I vote the shares allocated to me?

A:

If you participate in the ESSA Bank & Trust Employee Stock Ownership Plan (the “ESSA Bank ESOP”) or if you hold ESSA common stock through the ESSA Bank & Trust 401(k) Plan (the “401(k) Plan”), you will receive a vote authorization form that reflects all shares you may direct the trustees to vote on your behalf under the plans. Under the terms of the ESSA Bank ESOP, the trustee will vote all shares held by the ESSA Bank ESOP, but each ESSA Bank ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of common stock held by the ESSA Bank ESOP and all allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to provide voting instructions for all shares credited to his or her 401(k) Plan account and held in the ESSA Bancorp, Inc. Stock Fund. Shares for which no voting instructions are given or for which instructions were not timely received will be voted in the same proportion as shares for which voting instructions were received.

Q:	What if I fail to submit my proxy card?

A:

If you fail to properly submit your proxy card, and you do not attend your shareholder meeting and vote your shares online during the applicable shareholder meeting, your shares will not be voted and, assuming a quorum is present at each shareholder meeting, will not affect the outcome of any of the proposals presented at either shareholder meeting.

Q:	What if I abstain from voting on a matter?

A:

An abstention occurs when a shareholder attends the shareholder meeting but abstains from voting. Abstentions will be counted for purposes of determining whether a quorum is present. Abstentions will have no effect on the outcome of any of the proposals presented at either shareholder meeting.

Q:	What is a “broker non-vote”?

A:

Banks, brokers, trustees and other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A “broker non-vote” occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the CNB annual meeting, except for the CNB auditor ratification proposal, and all proposals to be voted on at the ESSA special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will be counted as present and entitled to vote for purposes of determining a quorum at the CNB annual meeting but not at the ESSA special meeting.

You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this joint proxy statement/prospectus. If you fail to instruct your broker, bank, trustee or other nominee on how to vote, your shares will not be voted on any of the proposals presented at the ESSA special meeting or the CNB annual meeting, except for the CNB auditor ratification proposal, and will not affect the outcome of such proposals. However, for CNB shareholders, your broker, bank, trustee or other nominee is entitled to vote on the CNB auditor ratification proposal without your instructions.

Q:	Can I change my vote after I have submitted my proxy?

A:	Yes. There are three ways you can change your vote at any time after you have submitted your proxy and before your proxy is voted at your shareholder meeting:

•	you may deliver a written notice bearing a date later than the date of your proxy card at the address listed below, stating that you revoke your proxy;

•	you may submit a new signed proxy card bearing a later date (if you submitted your proxy by internet or by telephone, you can vote again by internet or telephone); or

•	you may attend your shareholder meeting and vote online during the meeting, although attendance at the shareholder meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to the appropriate company at:

CNB Financial Corporation 1 South Second Street PO Box 42 Clearfield, Pennsylvania 16830 Attention: Anna K. “Katie” Andersen Secretary	ESSA Bancorp, Inc. 200 Palmer Street PO Box L Stroudsburg, Pennsylvania 18360 Attention: Stephanie Lefferson Corporate Secretary

If you hold your shares of ESSA common stock or CNB common stock in “street name” through a bank, broker, trustee or other nominee, you must follow the directions you receive from your bank, broker, trustee or other nominee to change your voting instructions.

Q:	What if I hold stock of both CNB and ESSA?

A:

If you hold shares of both CNB and ESSA, you will receive two separate packages of proxy materials. A vote as an ESSA shareholder for any proposals to be considered at the ESSA special meeting will not constitute a vote as a CNB shareholder for any proposals to be considered at the CNB annual meeting, and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from CNB or ESSA, or vote via the internet or by telephone.

Q:	What happens if I sell my shares of ESSA common stock after the record date but before the ESSA special meeting?

A:

If you sell or otherwise transfer your shares of ESSA common stock after the record date, but before the date of the ESSA special meeting, you will retain your right to vote at the ESSA special meeting, but you will not have the right to receive the merger consideration to be received by ESSA shareholders in the merger. In order to receive the merger consideration, an ESSA shareholder must hold his or her shares through completion of the merger.

Q:	Are ESSA shareholders entitled to seek appraisal or dissenters’ rights if they do not vote in favor of the ESSA merger proposal?

A:	No. ESSA shareholders will not be entitled to appraisal or dissenters’ rights.

Q:	What should I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:

If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the applicable shareholder meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Do I need to do anything with my shares of ESSA common stock certificates now?

A:

No. ESSA shareholders will receive instructions for surrendering their stock certificates promptly after the closing of the merger. In the meantime, you should retain your stock certificates because they represent your stock ownership. Please do not send in your stock certificates with your proxy card.

Q:	What should I do if I hold my shares of ESSA common stock in book-entry form?

A:

If your shares of ESSA common stock are held in book-entry form, you will not be required to take any additional actions. Promptly following the closing of the merger, shares of ESSA common stock held in book-entry form will automatically be exchanged for the merger consideration.

Q:	Where can I find more information about the companies?

A:	You can find more information about CNB and ESSA from the various sources described under the section entitled “Where You Can Find More Information” beginning on page 186.

Q:	Whom should I call with questions?

A:

If you have any questions concerning the merger, the other matters regarding the applicable shareholder meeting or the joint proxy statement/prospectus, or need assistance voting your shares, please contact the appropriate proxy solicitor at the address or telephone number listed below:

If you are a CNB shareholder:	If you are an ESSA shareholder:

Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003 (833) 215-7302 CCNE@AllianceAdvisors.com	Laurel Hill Advisory Group, LLC. 2 Robbins Lane, Suite 201 Jericho, New York 11753 (516) 933-3100 info@laurelhill.com

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which this joint proxy statement/prospectus refers in order to fully understand the merger and the related transactions. See the section entitled “Where You Can Find More Information” beginning on page 186. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies

CNB Financial Corporation (Page 32)

CNB is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). It was incorporated under the laws of the Commonwealth of Pennsylvania in 1983 for the purpose of engaging in the business of a financial holding company. On April 26, 1984, CNB acquired all of the outstanding capital stock of County National Bank, a national banking chartered institution. In December 2006, County National Bank changed its name to CNB Bank and became a state bank chartered in Pennsylvania and subject to regulation by the Pennsylvania Department of Banking and Securities (the “PADOBS”) and the Federal Deposit Insurance Corporation (the “FDIC”). In October 2013, CNB acquired FC Banc Corp. and its subsidiary, The Farmers Citizens Bank. In July 2016, CNB acquired Lake National Bank, and in July 2020, CNB acquired Bank of Akron.

In addition to CNB Bank, CNB has four other subsidiaries. CNB Securities Corporation is incorporated in Delaware and currently maintains investments in debt and equity securities. CNB Insurance Agency, incorporated in Pennsylvania, provides for the sale of nonproprietary annuities and other insurance products. CNB Risk Management, Inc. is a Delaware-based captive insurance company which insures against certain risks unique to the operations of CNB and its subsidiaries and for which insurance may not be currently available or economically feasible in today’s insurance marketplace. Holiday Financial Services Corporation, incorporated in Pennsylvania, offers small balance unsecured loans and secured loans, primarily collateralized by automobiles and equipment, to borrowers with higher risk characteristics.

CNB Bank (Page 32)

CNB Bank was originally chartered as a national bank in 1934 and is now a Pennsylvania-chartered bank. The CNB Bank franchise operates twenty full-service branch locations in Central and North Central Pennsylvania.

ERIEBANK, a division of CNB Bank, began operations in 2005. In July 2016, CNB acquired Lake National Bank, which operated two full-service branches in Mentor, Ohio, approximately 20 miles east of Cleveland, Ohio. CNB Bank continues to operate one of these branch locations within its ERIEBANK franchise, with the other location ceasing operations in August 2020. In December 2021, CNB opened a full-service branch in Cleveland, Ohio. CNB Bank currently operates thirteen full-service branch locations within its ERIEBANK franchise, a division of CNB Bank, with its headquarters in Erie, Pennsylvania.

In October 2013, CNB acquired FC Banc Corp. and its subsidiary, The Farmers Citizens Bank. CNB Bank currently operates seven full-service branch locations as FCBank, a division of CNB Bank, with its headquarters in Worthington, Ohio.

In 2016, CNB Bank received regulatory approval to conduct business in the State of New York as BankOnBuffalo, a division of CNB Bank. In July 2020, CNB acquired Bank of Akron, with its branch locations operating with BankOnBuffalo. CNB Bank currently operates twelve branch locations, one mobile branch and one drive-up office as BankOnBuffalo, a division of CNB Bank, with its headquarters in Buffalo, New York.

In 2021, CNB Bank received regulatory approval to conduct business in the Commonwealth of Virginia as Ridge View Bank, a division of CNB Bank. CNB Bank currently operates three full-serve branch locations in Southwest Virginia.

In 2023, CNB Bank launched Impressia Bank, a full-service banking division dedicated to the professional and financial development and advancement of women business owners and women leaders. This women-focused commercial bank operates within the existing geographic footprint of each of CNB Bank’s other divisions and also has an online presence.

CNB Bank had one loan production office, one drive-up office, one mobile office, and 55 full-service branch offices located in various communities in its market area at December 31, 2024. The CNB Bank franchise’s primary market areas are the Pennsylvania counties of Blair, Cambria, Centre, Clearfield, Elk, Indiana, Jefferson, and McKean. ERIEBANK, a division of CNB Bank, operates in the Pennsylvania counties of Crawford, Erie, and Warren and in the Ohio counties of Ashtabula, Cuyahoga, Geauga, Lake, and Lorain. FCBank, a division of CNB Bank, operates in the Ohio counties of Crawford, Delaware, Franklin, Knox, Marion, Morrow and Richland. BankOnBuffalo, a division of CNB Bank, operates in the New York counties of Erie and Niagara. Ridge View Bank, a division of CNB Bank, operates in the Virginia counties of Botetourt, Craig, Franklin, and Roanoke. Impressia Bank, a division of CNB Bank, operates in CNB Bank’s primary market areas.

CNB Bank is a full-service bank engaging in a full range of banking activities and services for individual, business, governmental and institutional customers. These activities and services principally include checking, savings, and time deposit accounts; real estate, commercial, industrial, residential and consumer loans; and a variety of other specialized financial services. CNB Bank’s Private Client Solutions division offers a full range of client services, including private banking and wealth and asset management.

As of December 31, 2024, CNB had approximately $6.2 billion in assets and approximately $5.4 billion in deposits.

CNB’s principal executive offices are located at 1 South Second Street, PO Box 42, Clearfield, Pennsylvania 16830, its phone number is (814) 765-9621 and its website is www.cnbbank.bank. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

ESSA Bancorp, Inc. (Page 33)

ESSA is a Pennsylvania-chartered holding company for ESSA Bank. ESSA owns 100% of the outstanding shares of common stock of ESSA Bank. Since being formed in 2006, ESSA has engaged primarily in the business of holding the common stock of ESSA Bank. At December 31, 2024, ESSA had consolidated assets of $2.2 billion, consolidated deposits of $1.7 billion and consolidated stockholders’ equity of $234.2 million. ESSA is subject to comprehensive regulation and examination by the Federal Reserve Board of Governors. ESSA’s executive offices are located at 200 Palmer Street, Stroudsburg, Pennsylvania 18360. ESSA’s telephone number at this address is (855) 713-8001.

ESSA Bank & Trust (Page 33)

ESSA Bank was organized in 1916. ESSA Bank is a Pennsylvania chartered full-service, community-oriented savings bank. ESSA Bank provides financial services to individuals, families and businesses through its 21 community offices, located in Monroe, Northampton, Lehigh, Lackawanna, Luzerne, Chester, Delaware and Montgomery Counties, Pennsylvania. ESSA Bank is subject to comprehensive regulation and examination by the PADOBS and the FDIC.

ESSA Bank’s business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in residential first mortgage loans (including construction mortgage loans), commercial real estate loans, home equity loans and lines of credit and commercial and industrial loans. ESSA Bank offers a variety of deposit accounts, including checking, savings and certificates of deposits. ESSA Bank also offers asset management and trust services. ESSA Bank offers investment services through its relationship with Ameriprise Financial Services, LLC, a third-party broker/dealer and registered investment advisor. ESSA Bank offers insurance benefit consulting services through its wholly owned subsidiary, ESSA Advisory Services, LLC.

ESSA Bank’s executive offices are located at 200 Palmer Street, Stroudsburg, Pennsylvania 18360. ESSA Bank’s telephone number at this address is (855) 713-8001. ESSA Bank’s website address is www.essabank.com. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

The Annual Meeting of Shareholders of CNB

Date, Time and Place of the Annual Meeting (Page 34)

CNB will hold its annual meeting of shareholders virtually at web.viewproxy.com/CNBFinancial/2025 on April 15, 2025, at 2:00 p.m., Eastern time.

Purpose of the CNB Annual Meeting (Page 34)

At the CNB annual meeting, you will be asked to vote on the following:

1.	the CNB share issuance proposal;

2.

the election to the CNB Board of Directors of the three Class 2 directors set forth in this joint proxy statement/prospectus to serve until the 2028 annual meeting of CNB shareholders or until their respective successors are elected;

3.	the CNB incentive plan proposal;

4.	the CNB say-on-pay proposal;

5.	the CNB auditor ratification proposal; and

6.	the CNB adjournment proposal, if necessary.

Recommendation of CNB Board of Directors (Page 34)

The CNB Board of Directors unanimously recommends that you vote “FOR” the CNB share issuance proposal, “FOR” each of the three CNB director nominees, “FOR” the CNB incentive plan proposal, “FOR” the CNB say-on-pay proposal, “FOR” the CNB auditor ratification proposal and “FOR” the CNB adjournment proposal.

Record Date; Outstanding Shares; Shares Entitled to Vote (Page 34)

Only holders of record of CNB common stock at the close of business on the record date of February 18, 2025 are entitled to notice of and to vote at the annual meeting. As of the record date, there were 20,987,524 shares of CNB common stock outstanding, held of record by approximately 9,529 shareholders.

Quorum; Vote Required (Page 35)

A quorum of CNB shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of shares of CNB common stock entitled to vote are present at the virtual annual meeting or represented by proxy at the annual meeting, a quorum will exist. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present.

Assuming a quorum is present at the CNB annual meeting, the election of the CNB director nominees and the approval of each of the CNB share issuance proposal, the CNB incentive plan proposal, the CNB say-on-pay proposal, the CNB auditor ratification proposal and the CNB adjournment proposal require the affirmative vote of a majority of the votes cast on such proposal.

Abstentions and broker non-votes, if any, will have no effect on any of the proposals.

Share Ownership of Management; Voting Agreements (Page 35)

As of the record date, the directors and executive officers of CNB collectively held 488,151 shares of CNB common stock, which represented approximately 2.33% of the outstanding shares of CNB common stock.

Each of the directors and certain executive officers of CNB have entered into a voting agreement with ESSA, requiring each of them to vote all shares of CNB common stock beneficially owned by such person in favor of the CNB share issuance proposal. As of the record date, these directors and executive officers held 484,812 shares of CNB common stock, which represented approximately 2.31% of the outstanding shares of CNB common stock.

The Special Meeting of Shareholders of ESSA

Date, Time and Place of the Special Meeting (Page 106)

ESSA will hold its special meeting of shareholders virtually at https://www.meetnow.global/MSSN7L7 on April 15, 2025, at 10:00 a.m., Eastern time.

Purpose of the ESSA Special Meeting (Page 106)

At the ESSA special meeting, you will be asked to vote on the following:

1.	the ESSA merger proposal;

2.	the ESSA compensation proposal; and

3.	the ESSA adjournment proposal, if necessary.

Recommendation of ESSA Board of Directors (Page 106)

The ESSA Board of Directors unanimously recommends that you vote “FOR” the ESSA merger proposal, “FOR” the ESSA compensation proposal and “FOR” the ESSA adjournment proposal.

Record Date; Outstanding Shares; Shares Entitled to Vote (Page 106)

Only holders of record of ESSA common stock at the close of business on the record date of February 18, 2025 are entitled to notice of and to vote at the special meeting. As of the record date, there were 10,154,664 shares of ESSA common stock outstanding, held of record by approximately 1,558 shareholders.

Quorum; Vote Required (Page 106)

A quorum of ESSA shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of shares of ESSA common stock entitled to vote are present at the virtual special meeting or represented by proxy at the special meeting, a quorum will exist. Abstentions will be counted for purposes of determining whether a quorum is present.

Assuming a quorum is present at the ESSA special meeting, approval of each of the ESSA merger proposal, the ESSA compensation proposal and the ESSA adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal.

Abstentions and broker non-votes will have no effect on any of the proposals.

Share Ownership of Management; Voting Agreements (Page 107)

As of the record date, the directors and executive officers of ESSA collectively held 786,575 shares of ESSA common stock, which represented approximately 7.75% of the outstanding shares of ESSA common stock.

Each of the directors and executive officers of ESSA have entered into a voting agreement with CNB, requiring each of them to vote all shares of ESSA common stock beneficially owned by such person in favor of the ESSA merger proposal.

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully, and in its entirety, as it is the primary legal document that governs the proposed merger.

Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, ESSA will merge with and into CNB, with CNB as the surviving entity. Immediately thereafter, ESSA Bank will merge with and into CNB Bank, with CNB Bank as the surviving bank (the “bank merger”). Following the merger, ESSA common stock will be delisted from NASDAQ, will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will cease to be publicly traded.

Structure of the Merger (Page 156)

In the proposed merger, (i) ESSA will merge with and into CNB, with CNB as the surviving entity, and (ii) ESSA Bank will merge with and into CNB Bank, with CNB Bank as the surviving entity. Shares of CNB will continue to trade on NASDAQ under the symbol “CCNE.” Upon completion of the merger, the separate existences of ESSA and ESSA Bank will terminate.

Consideration to be Received in the Merger (Page 157)

Upon completion of the merger, each outstanding share of ESSA common stock will be converted into the right to receive 0.8547 shares of CNB common stock. No fractional shares of CNB common stock will be issued to any holder of ESSA common stock upon completion of the merger. For each fractional share that would otherwise be issued, CNB will pay each shareholder cash (without interest) in an amount determined by multiplying the fractional share interest to which such shareholder would otherwise be entitled by the average of the closing sales prices of one share of CNB common stock on NASDAQ for the five trading days ending on the third business day immediately prior to the closing date of the merger, rounded to the nearest whole cent.

Treatment of Equity or Equity-Based Awards (Page 158)

Restricted Stock Awards. Pursuant to the merger agreement, any vesting restrictions on each restricted share of ESSA common stock subject to a substantial risk of forfeiture outstanding immediately prior to the effective time of the merger will automatically accelerate in full and fully vest, and all vested restricted stock awards will be exchanged for the merger consideration (less applicable taxes required to be withheld) and will be treated as issued and outstanding shares of ESSA common stock.

Performance-Based Cash-Settled Awards. Pursuant to the merger agreement, any vesting or other forfeiture restrictions on each ESSA performance-based cash-settled awards outstanding immediately prior to the effective time of the merger will automatically fully vest and be settled in cash (less applicable taxes and withholdings and without interest), with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter.

Opinion of CNB’s Financial Advisor (Page 118)

Piper Sandler & Co. (“Piper Sandler”) acted as financial advisor to CNB in connection with the proposed merger. As part of its engagement, representatives of Piper Sandler attended the meeting of the CNB Board of Directors held on January 9, 2025, at which the CNB Board of Directors evaluated the proposed merger and the merger agreement. At this meeting, Piper Sandler reviewed the financial aspects of the proposed merger and provided its opinion that, as of such date, the merger consideration was fair to CNB from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. Holders of CNB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the CNB Board of Directors in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of CNB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement or the issuance of CNB common stock in connection with the merger. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to CNB and did not address the underlying business decision of CNB to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for CNB or the effect of any other transaction in which CNB might engage. See the section entitled “The Merger—Opinion of CNB’s Financial Advisor” beginning on page 118 for more information relating to Piper Sandler’s opinion.

Opinion of ESSA’s Financial Advisor (Page 133)

In connection with the proposed merger, the board of directors of ESSA received a written opinion, dated January 9, 2025, from ESSA’s financial advisor, PNC FIG Advisory, part of PNC Capital Markets, LLC (“PNC FIG Advisory” or “PNC”), as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio provided for in the merger. The full text of the opinion of PNC FIG Advisory, dated January 9, 2025, is included in this document as Annex C. ESSA encourages you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, factors considered, and limitations of the review undertaken by PNC FIG Advisory. PNC FIG Advisory’s opinion was rendered to the ESSA Board of Directors for the benefit of the ESSA Board of Directors (in its capacity as such) in connection with its evaluation of the merger. PNC FIG Advisory’s opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. PNC FIG Advisory’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which ESSA might engage or the merits of the underlying decision by ESSA to engage in the merger. See the section entitled “The Merger—Opinion of ESSA’s Financial Advisor” beginning on page 133 for more information relating to PNC FIG Advisory’s opinion.

Interests of Certain CNB Directors and Executive Officers in the Merger (Page 145)

In considering the information contained in this joint proxy statement/prospectus, you should be aware that CNB’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of CNB shareholders generally. The CNB Board of Directors was aware of these interests and considered them, among other things, in approving the merger. These interests include, among other things:

•	the expectation that each current member of the CNB Board of Directors will continue to serve as a director of the board of directors of the combined company; and

•	the expectation that each current CNB executive officer will continue in his or her role as an executive officer of the combined company.

See the section entitled “The Merger—Interests of Certain CNB Directors and Executive Officers in the Merger” beginning on page 145 for a discussion of these interests.

Interests of Certain ESSA Directors and Executive Officers in the Merger (Page 145)

In considering the information contained in this joint proxy statement/prospectus, you should be aware that ESSA’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of ESSA shareholders generally. The ESSA Board of Directors was aware of these interests and considered them, among other things, in approving the merger. These interests include, among other things:

•

Each ESSA restricted stock award outstanding immediately prior to the effective time of the merger will fully vest, and such awards will be exchanged for the merger consideration (less applicable taxes required to be withheld) and will be treated as issued and outstanding shares of ESSA common stock for purposes of the merger agreement;

•

Each ESSA performance-based cash-settled award outstanding immediately prior to the effective time of the merger will fully vest, with any performance-based vesting condition to be determined based upon the greater of: (i) the target level of performance; or (ii) actual annualized performance measured as of the most recently completed fiscal quarter, and will be paid in cash within five business days after the effective time of the merger, less applicable taxes required to be withheld;

•

ESSA, ESSA Bank and CNB entered into a new settlement and non-competition agreement with each of (i) Gary S. Olson, President and Chief Executive Officer of ESSA and ESSA Bank, (ii) Peter A. Gray, Senior Executive Vice President and Chief Operating Officer of ESSA and ESSA Bank, (iii) Charles D. Hangen, Executive Vice President and Chief Risk Officer of ESSA and ESSA Bank, (iv) Allan A. Muto, Executive Vice President and Chief Financial Officer of ESSA and ESSA Bank, and (v) Thomas J. Grayuski, Senior Vice President and Chief Human Resource Officer of ESSA and ESSA Bank, that will be effective at the closing of the merger. The settlement and non-competition agreements will cancel Messrs. Olson, Gray, Grayuski, Hangen and Muto’s employment agreements with ESSA and ESSA Bank as of the effective time of the merger in exchange for a cash payment and the executive’s agreement to certain non-competition and non-solicitation restrictions;

•

Interests in a supplemental executive retirement plan with Messrs. Olson and Grayuski, which will be terminated as of the closing date of the merger, and Messrs. Olson and Grayuski will be paid their fully vested benefit, without any enhancement as a result of the merger;

•	At the closing of the merger, certain of ESSA’s directors and executive officers will continue to serve as directors or executive officers of the combined company; and

•	The rights of ESSA executive officers and directors under the merger agreement to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

For a more complete description of these interests, see the section entitled “The Merger—Interests of Certain ESSA Directors and Executive Officers in the Merger” beginning on page 145.

Boards of Directors of CNB and CNB Bank After the Merger (Page 157)

At the effective time of the merger, each of CNB and CNB Bank will appoint Messrs. Olson, Selig and Henning (or, in the event of any such individual’s unavailability, such other person(s) as mutually agreed upon by ESSA and CNB) to serve as members of their respective boards of directors. Messrs. Olson, Selig and Henning must meet the qualifications for directors set forth in the bylaws of CNB and CNB Bank. Messrs. Olson, Selig and Henning will serve on the CNB and CNB Bank boards of directors until the next annual shareholder meeting following their appointment and, at such annual shareholder meeting, the CNB and CNB Bank boards of directors will each nominate Messrs. Olson, Selig and Henning for election to serve the following terms: (i) in the case of Mr. Olson, a three-year term, (ii) in the case of Mr. Henning, a two-year term and (iii) in the case of Mr. Selig, a one-year term.

No Solicitation of Alternative Transactions (Page 164)

The merger agreement restricts ESSA’s ability to solicit or engage in discussions or negotiations with a third party regarding a proposal by such third party to acquire a significant interest in ESSA. However, if ESSA receives a bona fide, unsolicited written acquisition proposal from a third party that the ESSA Board of Directors believes in good faith is, or is reasonably likely to lead to, a proposal (i) on terms which the ESSA Board of Directors determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to ESSA shareholders than the transactions contemplated by the merger agreement, and (ii) that constitutes a transaction that, in the good faith judgment of the ESSA Board of Directors, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal, ESSA may furnish non-public information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions in the merger agreement, if the ESSA Board of Directors determines in good faith, after consultation with its outside legal counsel, that such action would be required in order for directors of ESSA to comply with their fiduciary duties under applicable law.

Conditions to Completion of the Merger (Page 168)

As more fully described in this joint proxy statement/prospectus and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including, but not limited to:

•	shareholders of CNB having approved the CNB share issuance proposal;

•	shareholders of ESSA having approved the ESSA merger proposal;

•

CNB and ESSA having obtained all regulatory approvals and/or waivers required to consummate the transactions contemplated by the merger agreement and all related statutory waiting periods having expired;

•

the absence of any judgment, order, injunction or decree, or any statute, rule or regulation enacted, entered, promulgated or enforced, preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by the merger agreement;

•	CNB and ESSA having each received a legal opinion from their respective counsel regarding treatment of the merger as a “reorganization” for U.S. federal income tax purposes;

•	the representations and warranties of each of CNB and ESSA in the merger agreement being accurate, subject to exceptions that would not have a material adverse effect;

•	CNB and ESSA having each performed in all material respects all obligations required to be performed by it; and

•	the shares of CNB common stock to be issued in the merger having been approved for listing on NASDAQ.

Termination of the Merger Agreement (Page 170)

CNB and ESSA can mutually agree to terminate the merger agreement at any time before the merger has been completed, and either company can terminate the merger agreement if:

•

any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final, nonappealable action of any regulatory authority, or an application for regulatory approval has been permanently withdrawn at the request of a governmental authority;

•	the required approval of the CNB share issuance proposal by CNB shareholders or the required approval of the ESSA merger proposal by ESSA shareholders is not obtained;

•

the other party materially breaches any of its representations, warranties, covenants or other agreements set forth in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), which breach is not cured within 30 days of written notice of the breach, or by its nature cannot be cured prior to the closing of the merger, and such breach would entitle the non-breaching party not to consummate the merger; or

•	the merger is not consummated by January 9, 2026, unless the failure to consummate the merger by such date is due to a material breach of the merger agreement by the terminating party.

In addition, CNB may terminate the merger agreement if:

•	ESSA breaches the non-solicitation provisions in the merger agreement;

•	the ESSA Board of Directors:

•	fails to recommend approval of the merger agreement, or withdraws, modifies or changes such recommendation in a manner adverse to CNB’s interests; or

•	recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than CNB or any of its subsidiaries; or

•	ESSA fails to call, give notice of, convene and hold its special meeting.

ESSA may terminate the merger agreement, subject to its compliance with the merger agreement, if ESSA has received an acquisition proposal, and the ESSA Board of Directors has made a determination that such proposal is a superior proposal and has determined to accept such proposal.

Termination Fee (Page 171)

ESSA has agreed to pay CNB a termination fee of $8.8 million if:

•	CNB terminates the merger agreement as a result of:

•	ESSA materially breaching the non-solicitation provisions in the merger agreement;

•	ESSA materially breaching the shareholder approval provisions in the merger agreement by failing to call, give notice of, convene and hold the ESSA special meeting;

•	the ESSA Board of Directors:

•	failing to recommend approval of the merger agreement, or withdrawing, modifying or changing such recommendation in a manner adverse to CNB’s interests; or

•	recommending, proposing or publicly announcing its intention to recommend or propose to engage in an acquisition transaction with any person other than CNB or any of its subsidiaries; or

•

ESSA or ESSA Bank enters into a definitive agreement relating to an acquisition proposal or consummates an acquisition proposal within 12 months following the termination of the merger agreement by CNB as a result of a willful breach of any representation, warranty, covenant or other agreement by ESSA after an acquisition proposal has been publicly announced or otherwise made known to ESSA.

Waiver or Amendment of Merger Agreement Provisions (Page 171)

Prior to the effective time of the merger, any provision of the merger agreement may be waived by the party benefited by the provision or amended or modified by a written agreement between CNB and ESSA. However, after the ESSA special meeting, no amendment will be made which by law requires further approval by the shareholders of ESSA without obtaining such approval.

Material U.S. Federal Income Tax Consequences of the Merger (Page 149)

The holding company merger (as defined below) is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to our respective obligations to complete the holding company merger that each of ESSA and CNB receives a legal opinion to the effect that the merger will so qualify. Assuming the holding company merger so qualifies, ESSA shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their ESSA common stock for CNB common stock in the holding company merger except with respect to any cash received by ESSA shareholders in lieu of a fractional share of CNB common stock.

ESSA shareholders are urged to read the discussion in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 149 and to consult their tax advisors for a full explanation of the tax consequences of the merger.

Regulatory Approvals Required for the Merger (Page 151)

Approval, or waiver of formal application and approval requirements, by the FDIC, the PADOBS and the Federal Reserve Bank of Philadelphia is required to consummate the merger. As of the date of this joint proxy statement/prospectus, CNB has not yet received any approvals or waivers from these regulators. While neither CNB nor ESSA knows of any reason why the parties would not obtain the approvals or waivers in a timely manner, CNB and ESSA cannot be certain when or if such required regulatory approvals or waivers will be obtained.

Accounting Treatment of the Merger (Page 152)

The merger will be accounted for using the acquisition method of accounting with CNB treated as the acquirer. Under this method of accounting, ESSA’s assets and liabilities will be recorded by CNB at their respective fair values as of the closing date of the merger and added to those of CNB. Any excess of purchase price over the net fair values of ESSA’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of ESSA’s net assets over the purchase price will be recognized as earnings by CNB on the closing date of the merger.

Dissenters’ Rights (Page 153)

ESSA shareholders are not entitled to appraisal or dissenters’ rights with respect to the merger.

Listing of CNB Common Stock to be Issued in the Merger (Page 153)

CNB common stock will continue to trade on NASDAQ under the symbol “CCNE.”

Litigation Related to the Merger (Page 153)

Since the initial filing on February 20, 2025 of the registration statement of which this joint proxy statement/prospectus is a part, CNB has received one demand letter (“Demand Letter”) from a purported CNB shareholder generally alleging that the registration statement filed with the SEC on February 20, 2025 omits material information in violation of the federal securities laws. The shareholder has demanded disclosure of certain additional information pertaining to certain financial projections for CNB and ESSA, certain information with respect to Piper Sandler’s analysis, and other requested disclosures. Please see the section of this joint proxy statement/prospectus entitled “Risk Factors—Risks Relating to the Merger—Since the initial filing on February 20, 2025 of the registration statement of which this joint proxy statement/prospectus is a part, CNB and the CNB Board of Directors has received one Demand Letter from a purported CNB shareholder, which could result in litigation related to the merger being filed against CNB, the CNB Board of Directors, and/or ESSA and the ESSA Board of Directors, and additional demand letters may be received or litigation may be filed against them, which could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of CNB and ESSA” beginning on page 25 for more information.

Differences Between Rights of CNB and ESSA Shareholders (Page 175)

As a result of the merger, holders of ESSA common stock will become holders of CNB common stock. Following the merger, ESSA shareholders will have different rights as shareholders of CNB due to the different provisions of the governing documents of CNB and ESSA. For additional information regarding the differences between the rights of shareholders of CNB and shareholders of ESSA, see the section entitled “Comparison of Shareholder Rights” beginning on page 175.

Risk Factors (Page 21)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under the section entitled “Risk Factors” beginning on page 21.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section entitled “Information Regarding Forward-Looking Statements” beginning on page 30, CNB shareholders and ESSA shareholders should carefully read and consider the following risk factors in deciding how to vote on the proposals to be presented at the CNB annual meeting and the ESSA special meeting.

Risks Relating to the Merger

Because the exchange ratio relating to the number of shares of CNB common stock exchanged for each share of ESSA common stock is fixed and will not be adjusted, the value of the common stock issued by CNB and received by ESSA shareholders will fluctuate and may be higher or lower at the closing of the merger than when the merger agreement was executed.

Upon the consummation of the merger, each share of common stock of ESSA will be converted into 0.8547 shares of common stock of CNB. The exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of CNB common stock. Changes in the market price of CNB common stock prior to the merger will affect the market value of the consideration that ESSA shareholders will receive on the closing date of the merger. Stock price changes may result from a variety of factors (many of which are beyond CNB’s control), including the following factors:

•	market reaction to the announcement of the merger;

•	changes in CNB’s business, operations, assets, liabilities and prospects;

•	changes in market assessments of the business, operations, financial position and prospects of CNB or the combined company;

•	market assessments of the likelihood that the merger will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the market price of CNB common stock;

•	the actual or perceived impact of U.S. monetary and fiscal policies;

•	federal, state and local legislation, governmental regulation and legal developments in the business in which CNB operates; and

•	other factors beyond CNB’s control, including those described or referred to elsewhere in this “Risk Factors” section.

The market price of CNB common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the dates of CNB’s and ESSA’s shareholder meetings. As a result, the market value of the consideration for the merger represented by the exchange ratio also will vary.

Therefore, while the number of shares of CNB common stock to be issued per share of ESSA common stock is fixed, ESSA shareholders cannot be sure of the market value of the consideration they will receive upon completion of the merger. As a result, ESSA shareholders are urged to obtain current market quotations for CNB common stock before voting their shares at the ESSA special meeting.

Shareholders may be unable to timely sell shares after completion of the merger.

There will be a time period between the completion of the merger and the time at which former ESSA shareholders actually receive their shares of CNB common stock. Until shares are received, former ESSA shareholders may not be able to sell their CNB shares in the open market and, therefore, may not be able to avoid losses resulting from any decrease, or secure gains resulting from any increase, in the trading price of CNB common stock during this period.

The market price of CNB common stock may decline as a result of the merger and the market price of CNB common stock after the consummation of the merger may be affected by factors different from those affecting the price of CNB common stock or ESSA common stock before the merger.

The market price of CNB common stock may decline as a result of the merger if CNB does not achieve the perceived benefits of the merger or the effect of the merger on CNB’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, the consummation of the merger will result in the combination of two companies that currently operate as independent companies. The business of CNB and the business of ESSA differ. As a result, while CNB expects to benefit from certain synergies following the merger, CNB may also encounter new risks and liabilities associated with these differences. Following the merger, shareholders of CNB and ESSA will own interests in a combined company operating an expanded business and may not wish to continue to invest in CNB, or for other reasons may wish to dispose of some or all of their shares of CNB common stock. If, following the effective time of the merger, large amounts of CNB common stock are sold, the price of CNB common stock could decline.

Further, the results of operations of CNB and the market price of CNB common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of CNB and ESSA and the market price of CNB common stock. Accordingly, CNB’s historical market prices and financial results may not be indicative of these matters for CNB after the merger.

For a discussion of the businesses of CNB and ESSA, and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 186.

Both ESSA and CNB shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined company.

The merger will dilute the ownership position of CNB shareholders and result in ESSA shareholders having an ownership stake in the combined company. Upon completion of the merger, each ESSA shareholder will become a shareholder of CNB with a percentage ownership of the combined company that is much smaller than such shareholder’s current percentage ownership of ESSA. It is expected that the former shareholders of ESSA as a group will receive shares in the merger constituting approximately 29% of the outstanding shares of CNB common stock immediately after the merger. Furthermore, because shares of CNB common stock will be issued to existing ESSA shareholders, current CNB shareholders will have their ownership and voting interests diluted by approximately 29%. Accordingly, both ESSA and CNB shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of their respective company.

After the merger is completed, ESSA shareholders will become CNB shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, ESSA shareholders will become CNB shareholders. Differences in ESSA’s charter and bylaws and CNB’s charter and bylaws will result in changes to the rights of ESSA shareholders who become CNB shareholders. For more information, see the section entitled “Comparison of Shareholder Rights” beginning on page 175.

ESSA will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on ESSA’s employees, suppliers and customers may have an adverse effect on ESSA. These uncertainties may impair ESSA’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers, suppliers and others who deal with ESSA to seek to change existing business relationships with ESSA. ESSA employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with CNB.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the financial results of ESSA and, following the merger, CNB. In addition, the merger agreement requires that ESSA operate in the ordinary course of business consistent with past practice and restricts ESSA from taking certain actions prior to the effective time of the merger or termination of the merger agreement without CNB’s written consent. These restrictions may prevent ESSA from retaining existing customers or pursuing attractive business opportunities that may arise prior to the completion of the merger.

The merger agreement contains provisions that limit ESSA’s ability to pursue alternatives to the merger and may discourage other companies from trying to acquire ESSA.

The merger agreement contains covenants that restrict ESSA’s ability to, directly or indirectly, initiate, solicit, induce, knowingly encourage, or knowingly facilitate inquiries, offers or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by the ESSA Board of Directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. Additionally, the merger agreement provides for an $8.8 million termination fee payable by ESSA to CNB under certain circumstances. Such provisions may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of ESSA from pursuing such acquisition. For more information, see the sections entitled “The Merger Agreement—No Solicitation” beginning on page 164 and “The Merger Agreement—Termination Fee” beginning on page 171.

ESSA shareholders do not have dissenters’ or appraisal rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under Pennsylvania law, holders of ESSA common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of ESSA common stock.

The unaudited pro forma financial data included in this joint proxy statement/prospectus is illustrative only, and may differ materially from CNB’s actual financial position and results of operations after the merger.

The unaudited pro forma financial data in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what CNB’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflects adjustments, which are based on preliminary estimates, to record ESSA’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary and final allocation of the purchase price will be based on the actual purchase price and the fair value of the assets and liabilities of ESSA as of the date of the completion of the merger. As a result, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.

The fairness opinions received by the CNB Board of Directors from Piper Sandler and by the ESSA Board of Directors from PNC FIG Advisory prior to execution of the merger agreement do not reflect changes in circumstances subsequent to the date of the fairness opinions.

The opinion of Piper Sandler, CNB’s financial advisor in connection with the proposed merger, and the opinion of PNC FIG Advisory, ESSA’s financial advisor in connection with the proposed merger, were delivered to the boards of directors of CNB and ESSA, respectively, on, and dated, January 9, 2025. Each of the opinions speaks only as of the date of the opinion. The opinions do not reflect changes that may occur or may have occurred after the date of the opinions, including changes to the operations and prospects of CNB or ESSA, changes in general market and economic conditions or regulatory or other factors. Any such changes may materially alter or affect the relative values of CNB and ESSA.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

CNB and ESSA can mutually agree to terminate the merger agreement at any time before the merger has been completed, and either company can terminate the merger agreement if:

•

any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final, nonappealable action of any regulatory authority, or an application for regulatory approval has been permanently withdrawn at the request of a governmental authority;

•	the required approval of the CNB share issuance proposal by CNB shareholders or the required approval of the ESSA merger proposal by ESSA shareholders is not obtained;

•

the other party materially breaches any of its representations, warranties, covenants or other agreements set forth in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), which breach is not cured within 30 days of written notice of the breach, or by its nature cannot be cured prior to the closing of the merger, and such breach would entitle the non-breaching party not to consummate the merger; or

•	the merger is not consummated by January 9, 2026, unless the failure to consummate the merger by such date is due to a material breach of the merger agreement by the terminating party.

In addition, CNB may terminate the merger agreement if:

•	ESSA breaches the non-solicitation provisions in the merger agreement; or

•	the ESSA Board of Directors:

◾	fails to recommend approval of the merger agreement, or withdraws, modifies or changes such recommendation in a manner adverse to CNB’s interests; or

◾	recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than CNB or any of its subsidiaries; or

•	ESSA fails to call, give notice of, convene and hold its special meeting.

ESSA may terminate the merger agreement, subject to its compliance with the merger agreement, if ESSA has received an acquisition proposal, and the ESSA Board of Directors has made a determination that such proposal is a superior proposal and has determined to accept such proposal.

See the section entitled “The Merger Agreement—Termination” beginning on page 170 for a further discussion of the circumstances under which the merger agreement could be terminated.

The merger is subject to a number of conditions, including the receipt of waivers and/or approvals from governmental authorities, that may delay the merger or adversely impact CNB’s and ESSA’s ability to complete the merger.

The completion of the merger is subject to the satisfaction or waiver of a number of conditions. Before the merger may be completed, certain approvals, waivers or consents must be obtained from federal governmental authorities, including the FDIC, the PADOBS and the Federal Reserve Bank of Philadelphia. Satisfying the requirements of these governmental authorities may delay the date of completion of the merger. In addition, these governmental authorities may include conditions on the completion of the merger or require changes to the terms of the merger. While it is currently anticipated that the merger will be completed promptly following the receipt of all required regulatory and shareholder approvals, there can be no assurance that the conditions to closing will be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these conditions from being satisfied or impose additional costs on or limit the revenues of CNB following the merger, any of which might have a material adverse effect on CNB following the merger. The parties are not obligated to complete the merger should any regulatory approval contain a condition, restriction or requirement that the CNB Board of Directors reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that CNB, on the one hand, and ESSA, on the other hand, would not have entered into the merger agreement had such condition, restriction or requirement been known at the date of the merger agreement.

CNB and ESSA cannot provide any assurances with respect to the timing of the closing of the merger, whether the merger will be completed at all and when ESSA shareholders would receive the consideration for the merger, if at all.

Failure to complete the merger could negatively impact the stock prices and future business and financial results of CNB and ESSA.

Completion of the merger is subject to the satisfaction or waiver of a number of conditions, including approval by ESSA shareholders of the merger. CNB or ESSA cannot guarantee when or if these conditions will be satisfied or that the merger will be successfully completed. The consummation of the merger may be delayed, the merger may be consummated on terms different than those contemplated by the merger agreement, or the merger may not be consummated at all. If the merger is not completed, the ongoing businesses of CNB and ESSA may be adversely affected, and CNB and ESSA will be subject to several risks, including the following:

•	ESSA may be required, under certain circumstances, to pay CNB a termination fee of $8.8 million under the merger agreement;

•	CNB and ESSA could incur substantial costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees;

•

under the merger agreement, ESSA is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies; and

•	CNB’s and ESSA’s management’s and employees’ attention may be diverted from their day-to-day business and operational matters as a result of efforts relating to the attempt to consummate the merger.

In addition, if the merger is not completed, CNB and ESSA may experience negative reactions from the financial markets and from their respective customers and employees. CNB and ESSA also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against CNB or ESSA to perform their respective obligations under the merger agreement. If the merger is not completed, CNB and ESSA cannot assure their respective shareholders that the risks described above will not materialize and will not materially affect the stock prices and business and financial results of CNB and ESSA.

Certain of CNB’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of CNB’s shareholders.

CNB shareholders should be aware that some of CNB’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of CNB shareholders. These interests and arrangements may create potential conflicts of interest. The CNB Board of Directors was aware of these interests and considered them, among other matters, when making its decision to approve the merger agreement and recommend that CNB’s shareholders vote to approve the CNB share issuance proposal. For a more complete description of these interests, please see the section entitled “The Merger—Interests of Certain CNB Directors and Executive Officers in the Merger” beginning on page 145.

Since the initial filing on February 20, 2025 of the registration statement of which this joint proxy statement/prospectus is a part, CNB and the CNB Board of Directors have received one Demand Letter from a purported CNB shareholder, which could result in litigation related to the merger being filed against CNB, the CNB Board of Directors, and/or ESSA and the ESSA Board of Directors, and additional demand letters may be received or litigation may be filed against them, which could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of CNB and ESSA.

Since the initial filing on February 20, 2025 of the registration statement of which this joint proxy statement/prospectus is a part, CNB has received one Demand Letter from a purported CNB shareholder generally alleging that the registration statement filed with the SEC on February 20, 2025 omits material information in violation of the federal securities laws. The shareholder has demanded disclosure of certain additional information pertaining to certain financial projections for CNB and ESSA, certain information with respect to Piper Sandler’s analysis, and other requested disclosures.

The shareholder who provided the Demand Letter, or other shareholders, may initiate litigation against CNB, the CNB Board of Directors, ESSA and the ESSA Board of Directors, and it is possible that CNB, the CNB Board of Directors, ESSA or the ESSA Board of Directors may receive further demand letters alleging wrongdoing with respect to the merger.

One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of any of the transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting CNB or ESSA from completing the transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to CNB and/or ESSA, including any cost associated with the indemnification of directors and officers of each company. CNB and ESSA may also incur costs in connection with the defense or settlement of any shareholder lawsuit filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of CNB and ESSA and could prevent or delay the completion of the merger.

Certain of ESSA’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of ESSA’s shareholders.

ESSA shareholders should be aware that some of ESSA’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of ESSA shareholders. These interests and arrangements may create potential conflicts of interest. The ESSA Board of Directors was aware of these interests and considered them, among other matters, when making its decision to approve the merger agreement and recommend that ESSA’s shareholders vote to approve the ESSA merger proposal. For a more complete description of these interests, please see the section entitled “The Merger—Interests of Certain ESSA Directors and Executive Officers in the Merger” beginning on page 145.

Risks Relating to the Combined Company if the Merger is Completed

The integration of CNB and ESSA will present significant challenges and expenses that may result in the combined business not operating as effectively as expected, or in the failure to achieve some or all of the anticipated benefits of the transaction.

The benefits and synergies expected to result from the proposed transaction will depend in part on whether the operations of ESSA can be integrated in a timely and efficient manner with those of CNB. CNB will face challenges and costs in consolidating its functions with those of ESSA and integrating the organizations, procedures and operations of the two businesses. The integration of CNB and ESSA will be complex and time-consuming, and the management of both companies will have to dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from serving existing customers or other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of CNB and ESSA could result in the failure to achieve some of the anticipated benefits from the transaction, including cost savings and other operating efficiencies, and CNB may not be able to capitalize on the existing relationships of ESSA to the extent anticipated, or it may take longer, or be more difficult or expensive than expected to achieve these goals. This could have an adverse effect on the business, results of operations, financial condition or prospects of CNB and CNB Bank after the transaction.

Unanticipated costs relating to the merger could reduce CNB’s future earnings per share.

CNB has incurred substantial legal, accounting, financial advisory and other merger-related costs, and CNB’s management has devoted considerable time and effort in connection with the merger. If the merger is not completed, CNB will bear certain fees and expenses associated with the merger without realizing the benefits of the merger. If the merger is completed, CNB expects to incur substantial expenses in connection with integrating the business, operations, network, systems, technologies, policies and procedures of the two companies. The fees and expenses may be significant and could have an adverse impact on CNB’s results of operations.

CNB believes that it has reasonably estimated the likely costs of integrating the operations of CNB and ESSA, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of the combined company. If unexpected costs are incurred, the merger could have a dilutive effect on CNB’s earnings per share. In other words, if the merger is completed, the earnings per share of CNB common stock could be less than anticipated or even less than if the merger had not been completed.

Estimates as to the future value of the combined company are inherently uncertain. You should not rely on such estimates without considering all of the information contained or incorporated by reference into this joint proxy statement/prospectus.

Any estimates as to the future value of the combined company, including estimates regarding the earnings per share of the combined company, are inherently uncertain. The future value of the combined company will depend upon, among other factors, the combined company’s ability to achieve projected revenue and earnings expectations and to realize the anticipated synergies described in this joint proxy statement/prospectus, all of which are subject to the risks and uncertainties described in this joint proxy statement/prospectus, including these risk factors. Accordingly, you should not rely upon any estimates as to the future value of the combined company, whether made before or after the date of this joint proxy statement/prospectus by CNB’s and ESSA’s respective management or affiliates or others, without considering all of the information contained or incorporated by reference into this joint proxy statement/prospectus.

Following the merger, CNB may not continue to pay dividends at or above the rate currently paid by CNB.

Following the merger, CNB shareholders may not receive dividends at the same rate that they did as CNB shareholders prior to the merger for various reasons, including the following:

•	CNB may not have enough cash to pay such dividends due to changes in its cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in what amounts to make any future dividends will remain at all times entirely at the discretion of the CNB Board of Directors, which reserves the right to change CNB’s dividend practices at any time and for any reason; and

•

the amount of dividends that CNB’s subsidiaries may distribute to CNB may be subject to restrictions imposed by state law and by the terms of any current or future indebtedness that these subsidiaries may incur.

CNB shareholders will have no contractual or other legal right to dividends that have not been declared by the CNB Board of Directors.

The combined company may be unable to retain CNB and/or ESSA personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by CNB and ESSA. It is possible that these employees may decide not to remain with CNB or ESSA, as applicable, while the merger is pending or with the combined company after the merger is consummated. If CNB and ESSA are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, CNB and ESSA could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. CNB and ESSA also may not be able to locate or retain suitable replacements for any key employees who leave either company.

Issuance of shares of CNB common stock in connection with the merger may adversely affect the market price of CNB common stock.

In connection with the payment of the merger consideration, CNB expects to issue approximately     million shares of CNB common stock to ESSA shareholders. The issuance of these new shares of CNB common stock may result in fluctuations in the market price of CNB common stock, including a stock price decrease.

As a result of the merger, the combined company will become subject to additional requirements and restrictions imposed by the United States of America.

On May 30, 2023, ESSA Bank entered into a consent order with the United States of America, as approved by the United States District Court for the Eastern District of Pennsylvania, Civil Action No. 23-cv-2065l (the “ESSA Consent Order”) to resolve allegations of violations of the Fair Housing Act and Equal Credit Opportunity Act within the Philadelphia-Camden-Wilmington, PA-NJ-DE-MD Metropolitan Statistical area.

The ESSA Consent Order requires ESSA Bank to, among other things, (i) invest a minimum of $2.92 million in a loan subsidy fund to increase credit opportunities to residents of majority-Black and Hispanic census tracts in ESSA Bank’s lending area, and (ii) devote a minimum of $125,000 on community partnerships and $250,000 toward advertising, outreach, consumer financial education, and credit counseling focused on majority-Black and Hispanic census tracts within ESSA Bank’s lending area. In addition, ESSA Bank must continue to maintain the positions of the two new mortgage loan officers hired pursuant to the ESSA Consent Order in its existing branches in West Philadelphia and its full-time Community Development Officer position to oversee these efforts throughout the term of the ESSA Bank Consent Order.

As required by the terms of the ESSA Consent Order, CNB Bank, as the resulting institution in the bank merger, has agreed to and will assume all obligations under the ESSA Consent Order in connection with the bank merger. Both CNB Bank and ESSA Bank are committed to full compliance with the ESSA Consent Order. However, achieving such compliance could require ESSA Bank, prior to the completion of the bank merger, to expend significant management attention and incur unanticipated costs and expenses. The combined bank could similarly be required to expend significant management attention and incur unanticipated costs and expenses to achieve compliance with the ESSA Consent Order. Actions taken to achieve compliance with the ESSA Consent Order may affect ESSA Bank’s and the combined bank’s business or financial performance and may require ESSA Bank or the combined bank to reallocate resources away from existing businesses or to undertake significant changes to their respective businesses, operations, products and services and risk management practices. In addition, although the ESSA Consent Order resolved all claims by the United States of America against ESSA Bank, ESSA and its subsidiaries or, following the merger, the combined company and its subsidiaries could be subject to other enforcement actions relating to the alleged violations resolved by the ESSA Consent Order.

Risks Relating to CNB’s Business

You should read and consider risk factors specific to CNB’s business that may affect the combined company after the merger. These risks are described in the “Risk Factors” section of CNB’s Annual Report on Form 10-K for the year ended December 31, 2023, and any subsequent updates included in CNB’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 186.

Risks Relating to ESSA’s Business

You should read and consider risk factors specific to ESSA’s business that may affect ESSA if the merger is not consummated, and may also affect the combined company after the merger. These risks are described in the “Risk Factors” section of ESSA’s Annual Report on Form 10-K for the year ended September 30, 2024, as amended, and any subsequent updates included in ESSA’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 186.

COMPARATIVE MARKET PRICE DATA

CNB common stock is listed and traded on NASDAQ under the symbol “CCNE” and ESSA common stock is listed and traded on NASDAQ under the symbol “ESSA.”

On     , 2025, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were    shares of CNB common stock outstanding and     shareholders of record. On    , 2025, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were     shares of ESSA common stock outstanding and approximately    shareholders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

The following table presents the last reported sale price of a share of CNB and last reported sale price of a share of ESSA common stock, as reported on NASDAQ, on January 8, 2025, the last full trading day prior to the public announcement of the proposed merger, and      , 2025, the last practicable trading day prior to the date of this joint proxy statement/prospectus. The following table also presents the equivalent per share value of the CNB common stock that ESSA shareholders would receive for each share of their ESSA common stock if the merger was completed on those dates:

	CNB Common Stock		ESSA Common Stock		Equivalent Value Per Share of CNB Common Stock(1)
January 8, 2025		$24.11		$18.63		$20.61
, 2025	$		$		$

(1)	Calculated by multiplying the closing price of CNB common stock as of the specified date by the exchange ratio of 0.8547

The market value of the CNB common stock to be issued in exchange for shares of ESSA common stock upon the completion of the merger will not be known at the time of the ESSA special meeting. ESSA shareholders are encouraged to obtain current market quotations for CNB common stock and ESSA common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 186.

The holders of CNB common stock receive dividends as and when declared by the CNB Board of Directors out of statutory surplus or from net profits. Following the completion of the merger, subject to approval and declaration by the CNB Board of Directors, CNB expects to continue paying quarterly cash dividends on a basis consistent with past practice. The current annualized rate of distribution on a share of CNB common stock is $0.71 per share. However, the payment of dividends by CNB is subject to numerous factors, and no assurance can be given that CNB will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

ESSA currently pays regular quarterly dividends of $0.15 per share. Except for these regular quarterly dividends, the merger agreement does not permit ESSA to pay cash dividends without CNB’s prior written consent.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference into this joint proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between CNB and ESSA, including future financial and operating results and performance; statements about CNB’s and ESSA’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based on the current beliefs and expectations of CNB’s and ESSA’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of CNB and ESSA. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, the statements are based on current beliefs, expectations and assumptions regarding the future of the businesses of CNB and ESSA, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not unduly rely on any of these forward-looking statements.

All forward-looking statements included in this joint proxy statement/prospectus are based on information available at the time of the joint proxy statement/prospectus. CNB and ESSA are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the businesses of CNB and ESSA may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the cost savings from the merger may not be fully realized or may take longer than expected to realize;

•	operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	the shareholders of CNB may fail to approve the issuance of CNB common stock in the merger;

•	the shareholders of ESSA may fail to approve the merger;

•	the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•

the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate ESSA’s operations and those of CNB;

•	such integration may be more difficult, time consuming or costly than expected;

•	revenues following the proposed transaction may be lower than expected;

•	CNB’s and ESSA’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;

•	the dilution caused by CNB’s issuance of additional shares of its capital stock in connection with the proposed transaction;

•	uncertainty and changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government;

•	volatility and disruptions in global capital and credit markets; and

•	legislative and regulatory changes.

Additional factors that could cause CNB’s and ESSA’s results to differ materially from those described in the forward-looking statements can be found in the section entitled “Risk Factors” beginning on page 21, and CNB’s and ESSA’s filings with the SEC, including CNB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and ESSA’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, as amended.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference into this joint proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to CNB or ESSA or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, CNB and ESSA undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

INFORMATION ABOUT THE COMPANIES

CNB Financial Corporation

CNB is a financial holding company registered under the BHC Act. It was incorporated under the laws of the Commonwealth of Pennsylvania in 1983 for the purpose of engaging in the business of a financial holding company. On April 26, 1984, CNB acquired all of the outstanding capital stock of County National Bank, a national banking chartered institution. In December 2006, County National Bank changed its name to CNB Bank and became a state bank chartered in Pennsylvania and subject to regulation by the PADOBS and the FDIC. In October 2013, CNB acquired FC Banc Corp. and its subsidiary, The Farmers Citizens Bank. In July 2016, CNB acquired Lake National Bank, and in July 2020, CNB acquired Bank of Akron.

In addition to CNB Bank, CNB has four other subsidiaries. CNB Securities Corporation is incorporated in Delaware and currently maintains investments in debt and equity securities. CNB Insurance Agency, incorporated in Pennsylvania, provides for the sale of nonproprietary annuities and other insurance products. CNB Risk Management, Inc. is a Delaware-based captive insurance company which insures against certain risks unique to the operations of CNB and its subsidiaries and for which insurance may not be currently available or economically feasible in today’s insurance marketplace. Holiday Financial Services Corporation, incorporated in Pennsylvania, offers small balance unsecured loans and secured loans, primarily collateralized by automobiles and equipment, to borrowers with higher risk characteristics.

CNB Bank

CNB Bank was originally chartered as a national bank in 1934 and is now a Pennsylvania-chartered bank. The CNB Bank franchise operates twenty full-service branch locations in Central and North Central Pennsylvania.

ERIEBANK, a division of CNB Bank, began operations in 2005. In July 2016, CNB acquired Lake National Bank, which operated two full-service branches in Mentor, Ohio, approximately 20 miles east of Cleveland, Ohio. CNB Bank continues to operate one of these branch locations within its ERIEBANK franchise, with the other location ceasing operations in August 2020. In December 2021, CNB opened a full-service branch in Cleveland, Ohio. CNB Bank currently operates thirteen full-service branch locations within its ERIEBANK franchise, a division of CNB Bank, with its headquarters in Erie, Pennsylvania.

In October 2013, CNB acquired FC Banc Corp. and its subsidiary, The Farmers Citizens Bank. CNB Bank currently operates seven full-service branch locations as FCBank, a division of CNB Bank, with its headquarters in Worthington, Ohio.

In 2016, CNB Bank received regulatory approval to conduct business in the State of New York as BankOnBuffalo, a division of CNB Bank. In July 2020, CNB acquired Bank of Akron, with its branch locations operating with BankOnBuffalo. CNB Bank currently operates twelve branch locations, one mobile branch and one drive-up office as BankOnBuffalo, a division of CNB Bank, with its headquarters in Buffalo, New York.

In 2021, CNB Bank received regulatory approval to conduct business in the Commonwealth of Virginia as Ridge View Bank, a division of CNB Bank. CNB Bank currently operates three full-serve branch locations in Southwest Virginia.

In 2023, CNB Bank launched Impressia Bank, a full-service banking division dedicated to the professional and financial development and advancement of women business owners and women leaders. This women-focused commercial bank operates within the existing geographic footprint of each of CNB Bank’s other divisions and also has an online presence.

CNB Bank had one loan production office, one drive-up office, one mobile office, and 55 full-service branch offices located in various communities in its market area at December 31, 2024. The CNB Bank franchise’s primary market areas are the Pennsylvania counties of Blair, Cambria, Centre, Clearfield, Elk, Indiana, Jefferson,

and McKean. ERIEBANK, a division of CNB Bank, operates in the Pennsylvania counties of Crawford, Erie, and Warren and in the Ohio counties of Ashtabula, Cuyahoga, Geauga, Lake, and Lorain. FCBank, a division of CNB Bank, operates in the Ohio counties of Crawford, Delaware, Franklin, Knox, Marion, Morrow and Richland. BankOnBuffalo, a division of CNB Bank, operates in the New York counties of Erie and Niagara. Ridge View Bank, a division of CNB Bank, operates in the Virginia counties of Botetourt, Craig, Franklin, and Roanoke. Impressia Bank, a division of CNB Bank, operates in CNB Bank’s primary market areas.

CNB Bank is a full-service bank engaging in a full range of banking activities and services for individual, business, governmental and institutional customers. These activities and services principally include checking, savings, and time deposit accounts; real estate, commercial, industrial, residential and consumer loans; and a variety of other specialized financial services. CNB Bank’s Private Client Solutions division offers a full range of client services, including private banking and wealth and asset management.

As of December 31, 2024, CNB had approximately $6.2 billion in assets and approximately $5.4 billion in deposits.

CNB’s principal executive offices are located at 1 South Second Street, PO Box 42, Clearfield, Pennsylvania 16830, its phone number is (814) 765-9621 and its website is www.cnbbank.bank. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

ESSA Bancorp, Inc.

ESSA is a Pennsylvania-chartered holding company for ESSA Bank. ESSA owns 100% of the outstanding shares of common stock of ESSA Bank. Since being formed in 2006, ESSA has engaged primarily in the business of holding the common stock of ESSA Bank. ESSA is subject to comprehensive regulation and examination by the Federal Reserve Board of Governors. At December 31, 2024, ESSA had consolidated assets of $2.2 billion, consolidated deposits of $1.7 billion and consolidated stockholders’ equity of $234.2 million. ESSA’s executive offices are located at 200 Palmer Street, Stroudsburg, Pennsylvania 18360. ESSA’s telephone number at this address is (855) 713-8001.

ESSA Bank & Trust

ESSA Bank was organized in 1916. ESSA Bank is a Pennsylvania chartered full-service, community-oriented savings bank. ESSA Bank provides financial services to individuals, families and businesses through its 21 community offices, located in Monroe, Northampton, Lehigh, Lackawanna, Luzerne, Chester, Delaware and Montgomery Counties, Pennsylvania. ESSA Bank is subject to comprehensive regulation and examination by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation.

ESSA Bank’s business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in residential first mortgage loans (including construction mortgage loans), commercial real estate loans, home equity loans and lines of credit and commercial and industrial loans. ESSA Bank offers a variety of deposit accounts, including checking, savings and certificates of deposits. ESSA Bank also offers asset management and trust services. ESSA Bank offers investment services through its relationship with Ameriprise Financial Services, LLC, a third-party broker/dealer and registered investment advisor. ESSA Bank offers insurance benefit consulting services through its wholly owned subsidiary, ESSA Advisory Services, LLC.

ESSA Bank’s executive offices are located at 200 Palmer Street, Stroudsburg, Pennsylvania 18360. ESSA Bank’s telephone number at this address is (855) 713-8001. ESSA Bank’s website address is www.essabank.com. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

THE ANNUAL MEETING OF CNB SHAREHOLDERS

This joint proxy statement/prospectus is being furnished to holders of CNB common stock for use at an annual meeting of CNB shareholders and any adjournments or postponements thereof.

Date, Time and Place of the Annual Meeting

CNB will hold its annual meeting of shareholders virtually at web.viewproxy.com/CNBFinancial/2025 on April 15, 2025, at 2:00 p.m., Eastern time.

Purpose of the Annual Meeting

At the annual meeting, CNB’s shareholders as of the record date will be asked to consider and vote on the following:

1.	the CNB share issuance proposal;

2.

the election to the CNB Board of Directors of the three Class 2 directors set forth in this joint proxy statement/prospectus to serve until the 2028 annual meeting of CNB shareholders or until their respective successors are elected;

3.	the CNB incentive plan proposal;

4.	the CNB say-on-pay proposal;

5.	the CNB auditor ratification proposal; and

6.	the CNB adjournment proposal, if necessary.

Recommendation of CNB Board of Directors

The CNB Board of Directors has unanimously approved the merger agreement and unanimously recommends that you vote your shares as follows:

•	“FOR” the CNB share issuance proposal;

•	“FOR” each of the three CNB director nominees;

•	“FOR” the CNB incentive plan proposal;

•	“FOR” the CNB say-on-pay proposal;

•	“FOR” the CNB auditor ratification proposal; and

•	“FOR” the CNB adjournment proposal, if necessary.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of CNB common stock at the close of business on the record date of February 18, 2025, are entitled to notice of and to vote at the annual meeting. As of the record date, there were 20,987,524 shares of CNB common stock outstanding, held of record by approximately 9,529 shareholders. Each holder of CNB common stock is entitled to one vote for each share of CNB common stock owned as of the record date.

A list of shareholders entitled to vote at the annual meeting will be available for review at the annual meeting upon request by any CNB shareholder entitled to vote at the annual meeting.

Quorum; Vote Required

A quorum of CNB shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of shares of CNB common stock entitled to vote are present at the virtual annual meeting or represented by proxy at the annual meeting, a quorum will exist. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. If there is no quorum, the holders of a majority of shares present at the virtual annual meeting or represented by proxy may adjourn the annual meeting to another date.

Assuming a quorum is present at the CNB annual meeting, the election of the three CNB director nominees and the approval of each of the CNB share issuance proposal, the CNB incentive plan proposal, the CNB say-on-pay proposal, the CNB auditor ratification proposal and the CNB adjournment proposal require the affirmative vote of a majority of the votes cast on such proposal.

Abstentions and broker non-votes, if any, will have no effect on any of the proposals.

Share Ownership of Management; Voting Agreements

As of the record date, the directors and executive officers of CNB and their affiliates collectively owned 488,151 shares of CNB common stock, which represented approximately 2.33% of the outstanding shares of CNB common stock. Each of the directors and executive officers of CNB, solely in their capacity as a shareholder of CNB, has entered into a voting agreement with ESSA requiring each of them to vote all shares of CNB common stock beneficially owned by such person in favor of the CNB share issuance proposal. As of the record date, these directors and executive officers of CNB held 484,812 shares of CNB common stock, which represented approximately 2.31% of the outstanding shares of CNB common stock.

When considering the CNB Board of Directors’ recommendation that you vote in favor of the CNB share issuance proposal, you should be aware that the directors and executive officers of CNB have interests in the merger that may be different from, or in addition to, the interests of shareholders of CNB. See the section entitled “The Merger—Interests of Certain CNB Directors and Executive Officers in the Merger” beginning on page 145.

Voting of Proxies

If you are a CNB shareholder, the CNB Board of Directors requests that you return the proxy card accompanying this joint proxy statement/prospectus for use at the CNB annual meeting. Please vote by internet, by telephone, or by completing and promptly mailing the proxy card in the enclosed postage-paid envelope.

All properly signed proxies received prior to the annual meeting and not revoked before the vote at the annual meeting will be voted at the annual meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” the CNB share issuance proposal, “FOR” each of the three CNB director nominees, “FOR” the CNB incentive plan proposal, “FOR” the CNB say-on-pay proposal, “FOR” the CNB auditor ratification proposal and “FOR” the CNB adjournment proposal, if necessary.

If you have any questions concerning the merger, the other meeting matters or this joint proxy statement/prospectus, or need assistance voting your shares, please contact Alliance Advisors, LLC, CNB’s proxy solicitor, at the address or telephone number listed below:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

(833) 215-7302

CCNE@AllianceAdvisors.com

If you fail to properly submit your proxy card and you do not attend the annual meeting and vote your shares online during the meeting, your shares will not be voted.

If you hold your shares of CNB common stock in “street name,” meaning in the name of a bank, broker or other nominee who is the record holder, you must either direct the record holder of your shares of CNB common stock how to vote your shares or obtain a proxy from the record holder to vote your shares in person at the annual meeting.

If you fail to instruct your broker, bank, trustee or other nominee on how to vote your shares of CNB common stock and you do not attend the annual meeting and vote your shares online during the meeting, your shares will not be voted on any of the proposals, except for the CNB auditor ratification proposal. Your broker, bank, trustee or other nominee is entitled to vote on the CNB auditor ratification proposal without your instructions.

How to Revoke Your Proxy

If you are a CNB shareholder, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the annual meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the Secretary of CNB at the address listed below, stating that you revoke your proxy;

•

submitting a new signed proxy card bearing a later date (if you submitted your proxy by internet or by telephone, you can vote again by internet or telephone) (any earlier proxies will be revoked automatically); or

•	attending the virtual annual meeting and voting online during the meeting, although attendance at the annual meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to the following address:

CNB Financial Corporation

1 South Second Street

PO Box 42

Clearfield, Pennsylvania 16830

Attention: Anna K. “Katie” Andersen

Secretary

If you hold your shares of CNB common stock in “street name” through a bank, broker, trustee or other nominee, you must follow the directions you receive from your bank, broker, trustee or other nominee to change your vote.

Voting Online during the Annual Meeting

If you are a CNB shareholder, you may attend the annual meeting and vote electronically during the meeting. You may access the annual meeting by visiting web.viewproxy.com/CNBFinancial/2025. If you are a registered shareholder, you must register in advance to vote and ask questions at the annual meeting. To register, registered shareholders must follow the instructions provided on their proxy card or notice and enter the control number found on their proxy card, notice, or email along with their name, phone number and email address as part of the registration. Shareholders who hold their shares through an intermediary, such as a bank, broker, trustee or other nominee, must also register in advance to vote and ask questions at the annual meeting. To register, such shareholders must submit a legal proxy reflecting their CNB common stock holdings along with their name, phone number and email address to VirtualMeeting@viewproxy.com or upload such information to the registration website. Upon registration, shareholders will receive a confirmation email with a password and, if applicable, a control number, to virtually attend the annual meeting. Requests for registration must be received no later than 11:59 p.m., Eastern time, on April 14, 2025. If you wish to vote your shares electronically during the annual meeting, you will need to visit http://www.AALvote.com/CCNE during the annual meeting while the polls are open (you will need your control number included on your proxy card or notice or assigned to you in the registration confirmation email, as applicable).

Whether or not you plan to attend the annual meeting, CNB requests that you vote by internet, by telephone, or by completing and mailing the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting online during the annual meeting, but will assure that your vote is counted if you are unable to attend.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for the CNB share issuance proposal, the election of the three CNB director nominees, the CNB incentive plan proposal, the CNB say-on-pay proposal, the CNB auditor ratification proposal and the CNB adjournment proposal, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” the CNB share issuance proposal, “FOR” each of the three CNB director nominees, “FOR” the CNB incentive plan proposal, “FOR” the CNB say-on-pay proposal, “FOR” the CNB auditor ratification proposal and “FOR” the CNB adjournment proposal, respectively.

Brokers who hold shares of CNB common stock in “street name” for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to “non-routine” proposals without specific instructions from the customer. Proxies submitted by a broker that do not exercise this voting authority are referred to as “broker non-votes.” It is expected that the CNB share issuance proposal, the election of the CNB director nominees, the CNB incentive plan proposal, the CNB say-on-pay proposal and the CNB adjournment proposal will be “non-routine” matters. If your bank, broker, trustee or other nominee holds your shares of CNB common stock in “street name,” such entity will vote your shares of CNB common stock on the CNB share issuance proposal, the election of the CNB director nominees, the CNB incentive plan proposal, the CNB say-on-pay proposal or the CNB adjournment proposal only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus. The CNB auditor ratification proposal is considered a “routine” proposal and, as such, your broker, bank, trustee or other nominee is entitled to vote on the CNB auditor ratification proposal without your instructions.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, or fill out the voter instruction form, if applicable.

Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present at the annual meeting. Abstentions and broker-non votes will have no effect on any of the proposals.

Proxy Solicitation

If you are a CNB shareholder, the enclosed proxy is solicited by and on behalf of the CNB Board of Directors. CNB will pay the expenses of soliciting proxies to be voted at the annual meeting, including any attorneys’ and accountants’ fees, except CNB and ESSA have each agreed to share equally the costs of filing, printing and mailing this joint proxy statement/prospectus. Following the original mailing of the proxies and other soliciting materials, CNB and its agents may also solicit proxies by mail, telephone, facsimile or in person. No additional compensation will be paid to directors, officers or other employees of CNB for making these solicitations.

CNB has retained a proxy solicitation firm, Alliance Advisors, LLC, to aid it in the solicitation process. CNB estimates it will pay Alliance Advisors, LLC a fee of approximately $25,000 plus certain expenses and has agreed to indemnify Alliance Advisors, LLC against certain losses. CNB intends to reimburse persons who hold CNB common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

This joint proxy statement/prospectus and the proxy card are first being sent to CNB shareholders on or about    , 2025.

CNB PROPOSAL 1 – THE SHARE ISSUANCE PROPOSAL

CNB shareholders are being asked to consider and vote on a proposal to approve the issuance of shares of CNB common stock in connection with the merger on the terms and conditions set forth in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. For a summary and detailed information regarding this proposal, see the information about the merger and merger agreement throughout this joint proxy statement/prospectus, including the information set forth in the sections entitled “The Merger” and “The Merger Agreement” beginning on pages 112 and 156, respectively, of this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the merger. If this proposal is not approved, the merger will not be completed.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal is required to approve the CNB share issuance proposal. Abstentions and broker non-votes will have no effect on the outcome of the CNB share issuance proposal.

Recommendation of the CNB Board of Directors

THE CNB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CNB SHARE ISSUANCE PROPOSAL.

CNB PROPOSAL 2 – ELECTION OF CNB DIRECTORS

CNB’s bylaws provide that the CNB Board of Directors shall consist of not less than nine nor more than twenty-four persons. The CNB Board of Directors has acted to fix the number of directors of CNB for the ensuing year at ten, including nine independent directors and one director who is also a member of CNB’s management team.

CNB’s bylaws further provide that the CNB Board of Directors shall be classified into three classes with each class consisting of not less than three nor more than eight directors. The CNB Board of Directors has elected to fix the number of Class 1 and Class 2 directors at three and the number of Class 3 directors at four. One class of directors is to be elected annually for a three-year term and until their successors are elected and qualified, or until their earlier death, resignation, removal or achievement of the mandatory retirement age on the day a director becomes 70 years old. The three Class 2 nominees named below are nominated to serve as Class 2 directors to hold office for a three-year term expiring at the third succeeding CNB annual meeting (in the year 2028). Each nominee has consented to be named as a nominee and has agreed to serve if elected. If, for any reason, any of the nominees named below should become unavailable to serve, the enclosed proxy will be voted for the remaining nominees and such other person or persons as the CNB Board of Directors may select among those recommended by the Corporate Governance/Nominating Committee of the CNB Board of Directors (the “CGN Committee”).

Information as to Nominees and Other Directors

The following tables set forth the names of the nominees for election as directors and the continuing directors of CNB. Also set forth in the tables is certain other information with respect to each such person’s age at December 31, 2024, the periods during which such person has served as a director of CNB, and positions currently held with CNB.

Following the tables are biographies of each of the nominees and continuing directors which contain information regarding each such person’s business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the CGN Committee and the CNB Board of Directors to determine that such person should serve as a director as of the time of filing of this joint proxy statement/prospectus. The CGN Committee believes that each director brings a strong and unique background and set of skills to the CNB Board of Directors, giving the CNB Board of Directors a collective competence and experience in a wide variety of areas, including corporate governance, board service, executive management, business, finance and marketing. “Independent” directors are those who, in the CNB Board of Directors’ judgment, meet the standards for independence as required by NASDAQ.

Nominees

The following Class 2 directors for a three-year term expiring at the time of the annual meeting in 2028.

Name	Age at December 31, 2024	Business Experience (Past Five Years)	Positions Held at CNB	Director Since
Deborah Dick Pontzer Independent Director	64	President of Grow Rural PA Economic & Workforce Specialist for Congressman Glenn Thompson	—	6/10/2003

Nicholas N. Scott Independent Director	52	Vice President/Owner, Scott Enterprises	—	5/14/2013

Julie M. Young Independent Director	51	Employment Attorney, JMY Law, LLC	—	5/14/2019

Deborah Dick Pontzer is the President of Grow Rural PA, specializing in economic and community development. In her current capacity, she works with business, industry, and communities doing strategic planning, identifying and obtaining the resources for impactful, equitable economic growth through infrastructure development, capacity building, job creation, retention and recruitment. Her prior experience includes serving as an economic development and workforce specialist for U.S. Congressmen, John E. Peterson and Glenn Thompson, and as a senior associate for Coopers & Lybrand in the Business Investigation Services unit. She is active in her community, serving on various boards. Ms. Pontzer earned a Bachelor of Arts degree from Mount Holyoke College and a Masters of Business Administration from the American Graduate School of International Management, a division of Arizona State University. Ms. Pontzer’s experience delivering meaningful economic outcomes enables her to provide a valuable perspective to the CNB Board of Directors.

Nicholas N. Scott is Vice President/Owner of Scott Enterprises, a family owned-hospitality enterprise based in Erie, Pennsylvania, focused on restaurants and hotels, including two resorts. Mr. Scott has served in this role since 1995. Mr. Scott also serves on numerous boards in his community. Mr. Scott has a degree in Hotel, Restaurant, and Institutional Management from The Pennsylvania State University. As a business leader responsible for operations and development of the third-generation family owned hospitality business, Mr. Scott applies his expertise in strategic planning and provides leadership and guidance to the CNB Board of Directors.

Julie M. Young is an attorney with 25 years of experience focused on management-side employment law. Since 2016, Ms. Young has led her own boutique law firm specializing in human resources and employment law for employers. Ms. Young works closely with small and mid-sized businesses in the Central Ohio area and across the nation to provide comprehensive legal services and compliance support in all aspects of human resources law. Ms. Young is a frequent speaker on employment law and human resource topics including employment agreements, federal and state legal compliance, wage matters, and anti-harassment and anti-discrimination policies and practices. Ms. Young is active in her community and also serves as a member of the Board of Advisors of FCBank, a division of CNB Bank, headquartered in Worthington, Ohio. Ms. Young received a Bachelor of Arts degree from Miami University and Juris Doctorate from The Ohio State University Mortiz College of Law. The CNB Board of Directors believes that Ms. Young’s qualifications, including her broad human resources and employment law experience as well as her knowledge of and involvement in the Central Ohio market, will provide critical support to CNB’s business and strategic goals.

There are no arrangements or understandings between any director nominee and any other person pursuant to which they were selected as a director nominee.

Continuing Directors

The following Class 1 directors’ terms expire at the time of the CNB annual meeting in 2026.

Name	Age at December 31, 2024	Business Experience (Past Five Years)	Positions Held at CNB	Director Since
Jeffrey S. Powell Independent Director	60	Chairperson of the CNB Board of Directors, appointed effective January 1, 2024 President, J.J. Powell, Inc.	—	12/27/1994

Francis X. Straub, III Independent Director	64	President/Chief Executive Officer of U.S. Complete Care Inc.	—	4/19/2015

Peter C. Varischetti Independent Director	55	President, Varischetti Holdings, LP	—	8/11/2015

Jeffrey S. Powell serves as Chairperson of the CNB Board of Directors effective January 1, 2024, and has served as a director of both CNB and CNB Bank for 29 years. Prior to becoming Chairperson of the CNB Board of Directors, Mr. Powell served as the Chairperson of the Audit Committee of the CNB Board of Directors (the “Audit Committee”) for 26 years. He is currently the President of J.J. Powell Inc., a petroleum marketer, as well as Snappy’s Convenience Stores. He is a graduate of The Pennsylvania State University where he earned a degree in Business Administration. Mr. Powell’s extensive executive experience in the petroleum marketing and retail convenience industry, as well as nearly three decades of serving on the boards of directors of CNB and CNB Bank, provide strong knowledge regarding finance, operations compliance and planning to the CNB Board of Directors.

Francis X. Straub, III is President/Chief Executive Officer of U.S. Complete Care Inc. Mr. Straub brings a diverse background in healthcare and entrepreneurship, deeply rooted in his family’s pharmacy legacy spanning four decades. Mr. Straub’s commitment to community and industry is evident through his numerous board positions, including his role as Chairman of the Board of Directors of Value Drug Company, and as a board member of Penn Highlands Northern Regional board and Straub Brewery Inc. Furthermore, his business acumen extends to industrial manufacturing, oil and gas production, medical services, and commercial real estate development. Mr. Straub is an alumnus of Duquesne University, where he earned a Bachelor of Science degree in pharmacy. Mr. Straub’s extensive business experience across multiple industries provides a valuable perspective to the CNB Board of Directors.

Peter C. Varischetti is the President of Varischetti Holdings, LP, a privately held holding company that includes businesses in the manufacturing industry, gas field services, fabrication, electrical contracting, automation & control systems, healthcare services and real estate. Additionally, Mr. Varischetti is the President of Varischetti Sports, LLC, which owns a minority interest in the Pittsburgh Steelers. In these capacities, Mr. Varischetti is ultimately responsible for leading various businesses across a number of industries and oversees all major corporate functions, including such companies’ financial reporting and merger and acquisition activities. This leadership experience, together with serving on the Audit Committee since 2017, has enabled Mr. Varischetti to develop an understanding of generally accepted accounting principles and financial statements, the ability to analyze financial statements of a complexity similar to those of CNB, and an understanding of internal control over financial reporting and audit committee functions. Mr. Varischetti is also a director of Guardian Healthcare Holdings, Inc. (“Guardian”) and a trustee of a trust that has a minority ownership interest in Guardian, of which certain affiliates filed for voluntary bankruptcy under Chapter 11 of the United States Bankruptcy Code in July 2024 for reorganization. Guardian provides skilled nursing, rehabilitation, pharmacy, and healthcare staffing services in Pennsylvania and West Virginia. In addition to his for-profit work, Mr. Varischetti devotes considerable time to charitable and public service causes. He is currently a member of the Board of Trustees for the University of Pittsburgh and Chairman of the Brockway Center for Arts and Technology. He also serves on the Erie Diocesan Finance Council, the Parish Finance Council of St. Tobias Church, the Finance Committee of DuBois Central Catholic and the Board of Directors for the Frank Varischetti Foundation. He holds a Bachelor of Science degree in Business Administration from the University of Pittsburgh. The CNB Board of Directors believes that Mr. Varischetti provides valuable skills and experience, especially in the areas of accounting and financial reporting.

The following Class 3 directors’ terms expire at the time of the CNB annual meeting in 2027.

Name	Age at December 31, 2024	Business Experience (Past Five Years)	Positions Held at CNB	Director Since
Michael Obi Independent Director	57	President, UBIZ Venture Capital Chief Executive Officer, Spectrum Global Solutions	—	9/14/2021

Michael D. Peduzzi	59	President and Chief Executive Officer, CNB Financial Corp. and CNB Bank President and Chief Operating Officer, CNB Bank Senior Vice President and Chief Financial Officer, Mid Penn Bancorp, Inc	President and Chief Executive Officer, CNB Financial Corp. and CNB Bank President and Chief Operating Officer, CNB Bank	1/1/2023

Joel E. Peterson Independent Director	66	Chairman/Chief Executive Officer, Clearfield Wholesale Paper	—	9/13/2011

Richard B. Seager Independent Director	67	Owner, Ritri Holdings, LLC President and Chief Executive Officer, Journey Health System	—	12/14/2010

Michael Obi is President of UBIZ Venture Capital and Chief Executive Officer of Spectrum Global Holdings, LLC, in Cleveland, Ohio. He has 17 years of experience working in banking and financial services, including executive leadership positions at KeyBank, Bank of America, Wells Fargo and SunTrust. Prior to launching Spectrum Global Holdings, LLC, he served as Senior Vice President for KeyBank’s Retail and Business Banking Segments. Mr. Obi has served and continues to serve on various boards within the Cleveland community. He also heads economic development strategies for the Urban League of Greater Cleveland. Mr. Obi obtained both his Bachelor of Science degree in Accounting and Master of Business Administration from the Coggins School of Business at the University of North Florida in Jacksonville, Florida. The CNB Board of Directors believes that Mr. Obi, through his extensive experience in all areas of banking, including retail, commercial, operations and finance, provides a significant depth of knowledge of the industry to the CNB Board of Directors.

Michael D. Peduzzi is the President and Chief Executive Officer (“CEO”) of CNB and CNB Bank. He joined CNB as the President and Chief Operating Officer of CNB Bank in August 2021, and assumed his current President and CEO roles for both CNB and CNB Bank in 2022. Mr. Peduzzi has over 30 years of experience working for companies in the banking and financial services industry while maintaining his Certified Public Accounting license continuously throughout that same period. Prior to joining CNB, Mr. Peduzzi served as an executive at other publicly-held financial institutions, including as the Senior Executive Vice President and Chief Financial Officer of Mid Penn Bancorp, Inc. from 2016 through August 2021. He also held Executive and Chief Financial Officer roles at Codorus Valley Bancorp and Union National Financial Corp and was the Corporate Audit Executive for Keystone Financial Inc. Mr. Peduzzi graduated from The Pennsylvania State University with a Bachelor of Science degree in Accounting. He is a member of both the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. Mr. Peduzzi’s experience, spanning over three decades in the banking and financial services industry, provides extensive industry experience, knowledge and leadership to the CNB Board of Directors.

Joel E. Peterson is the Chairman/Chief Executive Officer of Clearfield Wholesale Paper Company, a fourth-generation business that is over 102 years old providing supplies to companies in several states. His previous employment was in banking for several years as a credit and loan origination analyst. Currently, Mr. Peterson serves on the DuBois Educational Foundation as the Development Committee Chair and previously served as the Chairman of the Clearfield Jefferson Regional Airport Authority with duties that included working with state and federal agencies. He has also served as President of the Bucktail Council of the Boy Scouts of America and President of the Clearfield YMCA. Mr. Peterson is a graduate of Pennsylvania State University with a major in Accounting and Marketing. Mr. Peterson, by virtue of his executive service and business and community involvement in the CNB market, brings meaningful corporate governance experience to the CNB Board of Directors.

Richard B. Seager has over 30 years of experience in health care administration, consulting, and finance. Mr. Seager is actively involved in small business and community development activities throughout northwestern Pennsylvania, including service on various non-profit boards. He obtained his Bachelor of Science degree from Gannon University. Mr. Seager provides the CNB Board of Directors with knowledge of the market area and strong governance experience as a result of his executive experience as President and Chief Executive Officer of multiple companies.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal (the number of shares voted “FOR” a director nominee must exceed the number of votes cast “AGAINST” that director nominee) is required to elect a director. Abstentions and broker non-votes will have no effect on the outcome of the vote.

If an incumbent director fails to be reelected by a majority of votes cast, that director is required under CNB’s bylaws to promptly deliver to the CNB Board of Directors his or her irrevocable offer to resign from the CNB Board of Directors. The CNB Board of Directors will consider such director’s offer to resign, taking into consideration any such factors that the CNB Board of Directors deems relevant in deciding whether to accept such director’s resignation, including any recommendation of the CGN Committee. The CNB Board of Directors is required to act on such director’s resignation within 90 days after the election results are certified.

Recommendation of the CNB Board of Directors

THE CNB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE THREE CNB DIRECTOR NOMINEES.

CNB CORPORATE GOVERNANCE

General

The business and affairs of CNB are managed under the direction of the CNB Board of Directors. Members of the CNB Board of Directors are kept informed of CNB’s business through discussions with the Chairperson of the CNB Board of Directors and CNB’s executive officers, by reviewing materials provided to them and by participating in meetings and strategic planning sessions of the CNB Board of Directors and its various committees. The CNB Board of Directors is also kept apprised by the Chairperson of the CNB Board of Directors and members of management of continuing educational programs on corporate governance, fiduciary duties and responsibilities, and board compliance requirements.

CNB believes in the importance of sound and effective corporate governance and has adopted policies and promoted practices which it believes enhance the corporate governance of CNB.

Board Leadership Structure

CNB has elected to have two separate individuals as CEO and Chairperson. The CNB Board of Directors believes that this separation facilitates the independence of the CNB Board of Directors and is appropriate for the size and structure of CNB. In addition, this structure allows CNB to draw upon the skills and experiences of both its Chairperson and CEO, while allowing its CEO to focus on overseeing CNB’s day-to-day operations and long-term strategic planning. If in the future, the CNB Board of Directors, after considering facts and circumstances at that time, appoints the CEO as Chairperson of the CNB Board of Directors, CNB will promptly publicly disclose the appointment.

The Chairperson’s duties and responsibilities include: (i) developing and establishing board meeting agendas and the appropriate schedule of board meetings, in consultation with the CEO and the other directors; (ii) along with other board members, engaging in communications with shareholders and other stakeholders, including at CNB’s annual meetings; (iii) engaging with the CEO, chairs of board committees, and other members of the CNB Board of Directors regarding board structure; and (iv) encouraging professional development of the CNB Board of Directors members and executive officers.

Risk Oversight

Risk identification and management are essential elements for the successful management of CNB. In the normal course of business, CNB is subject to various types of risk. These risks are controlled through policies and procedures established throughout CNB, which are monitored and reviewed by the CNB Board of Directors. The CNB Board of Directors is responsible for overseeing CNB’s company-wide approach to the identification, assessment, and management of short-term, intermediate-term, and long-term risks facing CNB. The CNB Board of Directors recognizes its responsibility for overseeing the assessment and management of risks that may threaten CNB’s safety and soundness, and the successful execution of CNB’s long-term strategies, and in this capacity the CNB Board of Directors consults with outside advisors and experts when necessary.

CNB’s Enterprise Risk Management (“ERM”) program includes measurement and monitoring of the following risks: credit, market, liquidity, operational, compliance, strategic and reputation. An ERM Risk Assessment Team led by CNB’s Chief Risk Officer evaluates, analyzes, and reports annual risk assessment(s) and provides quarterly updates to the ERM Risk Steering Committee, comprised of the executive management team. The CNB Board of Directors has established an ERM Policy, Risk Philosophy Statements, and a Risk Appetite Statement that summarize the risk appetite of CNB as well as the expected reward for the risks.

In conjunction with the ERM program, the following risks are specifically addressed as outlined below: market, credit, and liquidity risk.

Market risk is the sensitivity of net interest income and the market value of financial instruments to the direction and frequency of changes in interest rates. Market risk results from various repricing frequencies and the maturity structure of the financial instruments owned by CNB. CNB uses its asset/liability management policy and systems to control, monitor, and manage market risk. Such policies and systems are monitored by the Management Asset/Liability Committee, which generally meets monthly, and by the Asset/Liability Committee of the CNB Board of Directors, which meets four times per year.

Credit risk represents the possibility that a loan customer or an investment’s underlying obligor may not perform in accordance with contractual terms. CNB manages credit risk by following an established credit policy and through a disciplined evaluation of the adequacy of the allowance for credit losses. Also, the investment policy limits the amount of credit risk that may be taken in the securities portfolio. Such policies and systems are monitored by both the Asset/Liability Committee of the CNB Board of Directors and the Loan Committee of the CNB Board of Directors, which meets four times per year. The evaluation of the allowance for credit losses by CNB’s independent registered public accounting firm, which identified the allowance for credit losses as a critical audit matter, is also subject to review by the Audit Committee.

Liquidity risk represents the inability of an entity to generate or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and obligations to depositors. CNB has established guidelines within its asset liability management policy to manage liquidity risk. These guidelines include establishing contingent funding alternatives, and evaluation of the adequacy of on-hand and contingent liquidity resources compared to uninsured deposits. Such guidelines are monitored by the Management Asset/Liability Committee and by the Asset/Liability Committee of the CNB Board of Directors.

Meetings and Committees of the CNB Board of Directors

The CNB Board of Directors held ten meetings during 2024. Each incumbent director attended at least 75% of the aggregate of (i) the total number of meetings held by the CNB Board of Directors during the period that the individual served and (ii) the total number of meetings held by all committees of the CNB Board of Directors on which the individual served during the period that the individual served. All directors attended the 2024 annual meeting of CNB shareholders.

The board of directors of CNB and CNB Bank have three standing joint committees that serve both CNB and CNB Bank, including the Audit Committee, the Executive Compensation and Personnel Committee, and the Corporate Governance/Nominating Committee. Director Jeffrey S. Powell is an ex-officio member of all three committees if not otherwise named.

Audit Committee

The Audit Committee met four times in 2024. The Audit Committee appoints CNB’s independent registered public accounting firm, reviews and approves the audit plan and fee estimate of the independent registered public accounting firm, appraises the effectiveness of the internal and external audit efforts, evaluates the adequacy and effectiveness of accounting policies and financial and accounting management, approves and evaluates the internal audit function, pre-approves all audit and any non-audit services, and reviews and approves the annual and quarterly financial statements. The Audit Committee also is responsible for reviewing and overseeing CNB’s privacy, information technology security and cybersecurity risk exposures. The Audit Committee has the authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities, at CNB’s expense. The members of the Audit Committee are Peter C. Varischetti (Committee Chairperson), Michael Obi, Joel E. Peterson, Jeffrey S. Powell (Board Chairperson), and Nicholas N. Scott. The CNB Board of Directors has a written charter for the Audit Committee’s activities, which is reviewed annually by the Audit Committee. The charter is available on CNB’s website at www.cnbbank.bank.

In the opinion of the CNB Board of Directors, the members of the Audit Committee do not have a relationship with CNB or any of its affiliates that would interfere with the exercise of independent judgment in carrying out their responsibilities as directors. None of them is or has for the past three years been an employee of CNB or any of its affiliates; no immediate family members of any of them is or has for the past three years been an executive officer of CNB or any of its affiliates; and they otherwise meet the standards for independence required by NASDAQ.

The CNB Board of Directors has also determined that Mr. Varischetti qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Mr. Varischetti is also an independent director.

The Audit Committee must pre-approve all permitted non-audit services performed by CNB’s external independent registered public accounting firm. The Audit Committee may delegate such authority to a subcommittee, provided that any decisions of the subcommittee are presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee has submitted the following report (the “Audit Committee Report”) for inclusion in this joint proxy statement/prospectus:

The Audit Committee has reviewed the audited financial statements for the year ended December 31, 2024 and has discussed them with management. The Audit Committee has also discussed with Forvis Mazars, LLP, CNB’s external independent registered public accounting firm, the matters required to be discussed by the Public Company Accounting Oversight Board’s Auditing Standard No. 16 and by SEC rules. The Audit Committee has received the written disclosures and the letter from Forvis Mazars, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Forvis Mazars, LLP’s communications with the Audit Committee, and has discussed with Forvis Mazars, LLP their independence. Based on this, the Audit Committee recommended to the CNB Board of Directors that the audited financial statements be included in CNB Financial Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC.

Submitted by the Audit Committee:

Peter C. Varischetti, Committee Chairperson	Michael Obi	Joel E. Peterson
Jeffrey S. Powell	Nicholas N. Scott

This report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Exchange Act and shall not be deemed filed under the Exchange Act.

Executive Compensation and Personnel Committee

The Executive Compensation and Personnel Committee of the CNB Board of Directors (the “ECC”) consists of the following independent directors as defined by NASDAQ rules: Michael Obi (Committee Chairperson), Jeffrey S. Powell (Board Chairperson), Nicholas N. Scott, Francis X. Straub, III and Julie Young. The ECC met six times during 2024. See the section entitled “CNB Compensation Discussion and Analysis—Compensation Determination Process” beginning on page 73 for more information about the ECC.

Corporate Governance/Nominating Committee

The CGN Committee met three times during 2024. The CGN Committee consists of the following independent directors as defined by NASDAQ rules: Jeffrey Powell (Committee and Board Chairperson), Michael Obi, Joel E. Peterson, Deborah Dick Pontzer, and Richard B. Seager. The CGN Committee was established by resolution of the CNB Board of Directors and recommends to the CNB Board of Directors candidates for nomination for election to the CNB Board of Directors.

CNB believes that the collective competence as reflected by the professional quality, focus and diversity of skills, experience, and perspective of the CNB Board of Directors have been a key driver of CNB’s success, and that the governance strength of the CNB Board of Directors is a competitive advantage. The CGN Committee has the responsibility of reviewing and evaluating candidates for election or appointment to the CNB Board of Directors, and strategically thinking about board refreshment and succession planning, rather than simply reacting to isolated retirements. In anticipating board vacancies and potentially adding new directors, the CGN Committee evaluates, among other things, the CNB Board of Directors’ range of skills, education and experience, and diversity of professional backgrounds and expertise. In identifying candidates to join the CNB Board of Directors, the CGN Committee solicits input from a variety of sources, including but not limited to existing directors, advisory board members in its banking divisions, executive and senior management members, third-party firms that specialize in identifying potential candidates, and formal expressions of interest by individuals that have been communicated to the CGN Committee.

Utilizing the selection criteria set forth below, the CGN Committee selects a prospective candidate and then conducts an interview in order to further evaluate the individual. Subsequent to the interview, the CGN Committee meets to determine whether to recommend the candidate to the CNB Board of Directors for election or appointment. The CNB Board of Directors, excluding all non-independent directors, either accepts or rejects the CGN Committee’s recommendation.

The CGN Committee utilizes various selection criteria to evaluate a candidate for election or appointment to the CNB Board of Directors including, among others, requirements for directors set forth in CNB’s bylaws, and the following supplemental criteria:

1.	A natural person of full age who need not be a resident of Pennsylvania.

2.	Ability and willingness to commit time necessary to fulfill board and committee duties.

3.	Strong interest in or familiarity with the financial services industry.

4.	Successful career in a business or profession, or valuable community knowledge and perspective, suitable to CNB’s business and community service plans.

5.	Character and reputation.

6.	Whether the candidate is “independent” under SEC and NASDAQ rules.

7.	Provide expertise in an area needed for the CNB Board of Directors.

No incumbent director may be nominated without approval of at least 25% of the existing directors and no person not then a director may be proposed for nomination without approval of at least two-thirds of the directors. CNB’s bylaws provide that any director, upon first being appointed or elected to serve as a director, must own the lesser of 1,000 unencumbered shares of common stock of CNB or the number of shares equivalent to $15,000 of market value as of the date of the appointment or election. Further, on or before the third anniversary of the director’s first election to the CNB Board of Directors, the director must own at least the lesser of 2,500 unencumbered shares of common stock of CNB or the number of shares equal to $25,000 of market value.

The CGN Committee has a charter, a copy of which is available on CNB’s website at www.cnbbank.bank.

Communications with Directors

Any shareholder who wishes to communicate with CNB’s directors (or with any individual director) should send a letter to the directors as follows: ATTN: Corporate Secretary—Communication to Directors, CNB Financial Corporation, P.O. Box 42, Clearfield, PA 16830. The Secretary will regularly forward all such correspondence to the directors.

Director Attendance at Annual Meetings

CNB typically schedules a meeting of the CNB Board of Directors in conjunction with the annual meeting and expects that the members of the CNB Board of Directors will attend the annual meeting, absent a valid reason, such as a previously scheduled conflict. All of the individuals then serving as directors attended the 2024 annual meeting of CNB shareholders in April 2024.

Director Education

CNB and the CNB Board of Directors believe that continuing director education is essential to the CNB Board of Directors’ performance and continued oversight of CNB and its business. In July 2024, the CNB Board of Directors attended a formal training session related to the Bank Secrecy Act of 1970, Office of Foreign Assets Control requirements and anti-money laundering. In addition, periodic training sessions for the CNB Board of Directors occur during regularly scheduled board and committee meetings. Topics covered during these trainings in 2024 included information technology, information security, cybersecurity, transactions with insiders, bank owned life insurance policies, enterprise risk management and Community Reinvestment Act modernization. Finally, individual board members, at times, attend specialized industry conferences based on director responsibilities, their committee assignments, and other desired training needs to enhance their knowledge of the financial service industry and related governance.

Director Skills Summary

The CNB Board of Directors brings diverse experience and perspectives to areas critical to CNB’s business. Their collective knowledge ensures appropriate management and risk oversight and supports CNB’s strategy of long-term sustainable shareholder value.

DIRECTORS
	Powell	Obi	Peterson	Pontzer	Scott	Seager	Straub	Varischetti	Young	Peduzzi
Financial industry experience		X								X
CEO/business head	X	X	X			X	X	X		X
Business ethics		X	X	X	X			X	X	X
Technology/cybersecurity						X	X	X		X
Human capital management/compensation	X	X			X	X		X	X	X
Audit Committee financial expert								X
Mergers and acquisitions			X		X	X	X	X		X
Public company governance				X						X
Sales and marketing	X		X		X					X
Legal, legislative or regulatory				X				X	X	X

Corporate Responsibility Principles and Activities of CNB

CNB respects and values the responsibilities of CNB to act with integrity in a number of community-focused areas, including being reasonably environmentally considerate and avoiding discrimination of any investors, customers, or employees by promoting a company culture that reflects the communities CNB serves. In addition to the above-described board attributes, CNB emphasizes relevant governance principles and compliance considerations in strategic planning, human capital management and leadership development (which includes recruiting and retaining employees), and vendor management, as relationships with third parties represent critical connections to and extensions of the values, operating principles, and the commitment to legal and regulatory compliance of CNB.

Strategic Planning and Related Training

CNB has established a formal Strategic Plan, the framework of which has, as its foundation, the core values and principles that have been fundamental to CNB’s long-term success. These attributes include respect, integrity, accountability, leadership, professionalism, collaboration, client-focused, innovation, inclusion, and volunteerism. In establishing these core values and principles as the foundation upon which all other strategic objectives are anchored, CNB seeks to further develop and sustain a corporate culture with sensitivity to the entirety of CNB’s business and demographic footprint and environment in which it operates. The differences among the CNB Board of Directors and employees, and its customers and community members, are respected and embraced to drive innovative products, services, and solutions that effectively meet the variety of needs among CNB’s broad group of stakeholders.

Human Capital Management and Leadership Development

CNB firmly believes in the importance of succession planning and, as such, has in place a formal succession planning process for all named executive officers, members of the executive management team, and regional presidents. The succession plan was successfully utilized in 2024 after the resignation of a named executive officer, resulting in a seamless transition to a senior executive within CNB. A critical factor of CNB’s succession plan is the training and development of its management team to create a strong internal pipeline of talent to produce the future leaders of CNB. CNB’s succession planning process is further strengthened by its presence in diversified markets that lead to opportunities to attract and retain talent with broad-based skills and experiences.

CNB is dedicated to recognizing the unique contribution of each employee and is committed to supporting a workplace that understands, accepts and values the similarities and differences between individuals. CNB’s key human capital management objectives are to recruit, hire, develop and promote a deeply and broadly experienced employee team that collectively translates into an exceptional workforce committed to fostering, promoting, preserving, and reflecting the entire spectrum of CNB’s communities and culture, while successfully executing CNB’s business strategies and exemplifying its corporate values. To support these objectives, CNB’s Employee Experience processes and programs are designed and operated to:

•

Attract and develop talented employees, specifically skilled for their position, from across the spectrum of professional experience, life experience, socio-economic background and geographic representation;

•	Prepare all members of CNB’s team for critical roles and leadership positions both now and the future, in serving as employees and valuable community members;

•	Reward and support employees fairly and without discrimination based on successful performance and through competitive pay and benefit programs;

•	Enhance CNB’s culture through efforts to better understand, foster, promote, and preserve a culture in alignment with CNB’s core values; and

•	Evolve and invest in technology, tools, and resources to better support employees of varying skills and backgrounds at work.

To monitor changes in CNB’s employee and management groups relative to both composition and growth, CNB uses, among other tools, recurring management and employee surveys, profile analyses, and summaries of year-over-year changes to the pools of employees and management within CNB’s various banking divisions and CNB as a whole, and utilizes the results to track progress and improve the effectiveness of CNB’s leadership development and workforce profile and personnel management practices.

CNB offers a robust range of training programs tailored to meet the needs of employees across all levels and departments. Through the CNB Academy, CNB’s learning management system, CNB delivers targeted learning solutions that empower employees to excel in their roles while advancing their professional growth. CNB’s training programs are designed to support a culture of continuous learning and career progression. From foundational skills in client interactions to advanced leadership development, employees are equipped with the tools and knowledge to succeed in their current roles and prepare for future opportunities. Career-focused programs like the Mentoring Program, Career Path Planning, and Rising Professionals enable employees to map and achieve their long-term aspirations. By aligning training programs with strategic planning, CNB ensures employees are empowered to deliver exceptional service and contribute to organizational success. Through CNB’s integrated approach, it builds a resilient, innovative workforce that is prepared to adapt to industry challenges and opportunities while upholding the core values that define its institution.

A critical measure is the opportunity for individuals from all professional and demographic backgrounds to advance into senior leadership positions. These leaders have a greater ability to drive innovation and change and provide CNB with financial services expertise to ensure CNB benefits from the active engagement and perspectives of all groups within its workforce and communities.

Community Involvement and Social Impacts

CNB serves as a cornerstone institution of both financial support and community service in the markets in which it serves. CNB is committed to strengthening these communities through the active volunteering of its employees. CNB’s employees actively participate in their local communities through volunteer activities in education, economic development, human and health services, and community reinvestment. During 2024, CNB’s employees collectively contributed 34,741 hours in voluntary support to 1,397 organizations, with 88% of employees actively participating. Additionally, there were approximately $1.5 million in donations to community organizations and events within the communities CNB serves. To encourage employees to give back to their communities, CNB introduced the Volunteer Time Off Program, which provides employees with up to 16 hours of paid time off annually to volunteer for nonprofit organizations and local causes who may need volunteer assistance during typical weekday business hours. In 2024, the program was met with tremendous enthusiasm, with employees dedicating a collective total of 3,585 hours to volunteer service across the communities CNB serves. Importantly, employees contributed nearly nine times of additional volunteering hours of their own time beyond those hours covered by the Volunteer Time Off Program. From participating in local food drives to mentoring youth and supporting nonprofit initiatives, the program has helped strengthen CNB’s ties to its communities while fostering a culture of service among its team members. This initiative reflects CNB’s core values of giving back and making a meaningful difference in the lives of others.

CNB also promotes economic development through investments in community-strengthening initiatives, such as affordable housing and revitalization efforts. In 2024, CNB invested in two new projects that demonstrate its commitment in this area. Located in a distressed section of downtown Rochester, New York, CNB supported a project to rehabilitate four historic commercial buildings into a mixed-use community with four commercial spaces and eleven residential apartments through a combination of debt financing of $9.6 million and an equity investment of $4.1 million in historic tax credits generated by the project. The commercial space will be available at affordable rents to generate economic and small business opportunities particularly marketed towards local and minority/women-owned business enterprises. Additionally, in Parma, Ohio, CNB provided debt financing of $5.5 million and made an equity investment of $4.2 million in low-income housing tax credits to support a project to rehabilitate low-income senior housing facility, with 63 units. The project includes extensive improvements to make the facility more energy efficient and to increase the number of units that are handicap accessible.

CNB remains deeply committed to promoting financial education within its communities. Through a variety of initiatives, CNB aims to empower individuals with the knowledge and tools they need to achieve financial wellness. In 2024, CNB launched the Financial Wellness Center, offering a series of free, publicly available online trainings that cover a wide range of finance topics, from budgeting basics to retirement planning. In 2024, CNB Bank partnered with twelve local schools to host seven financial reality fairs for high school students, providing hands-on experiences to help them understand budgeting, saving, and preparing for unexpected expenses. To further support financial literacy, lunch-and-learn sessions are offered regularly on topics such as saving for college, building a healthy financial mindset, and retirement planning. Five lunch and learns were hosted by the CNB team in 2024, with more planned for 2025. These initiatives reflect CNB’s dedication to fostering a financially informed and resilient community.

CNB continued to focus on increasing its outreach to those who have been traditionally underserved by the financial institution industry. Examples of some CNB’s key recent initiatives are outlined below.

•

In 2025, CNB’s new financial education center and community banking office is scheduled to open in downtown Erie, Pennsylvania. Located on Parade Street, this location aims to provide financial education and accessible banking to underserved communities, promoting economic empowerment and narrowing the wealth gap. This location will be the first bank to open on Parade Street in over a decade.

•

Launched in May 2023, Impressia Bank is CNB Bank’s sixth division and is dedicated to empowering women business owners and leaders. Headquartered in Buffalo, NY, with additional team members located in Ohio and Pennsylvania, Impressia Bank provides specialized services such as SBA and grant advisory services, wealth management, and private banking. Impressia’s mission is to close the gender funding gap and advance economic empowerment for women by offering innovative financial solutions, mentorship, and leadership development opportunities.

•

BankOnBuffalo’s BankOnWheels initiative enhances financial inclusion by delivering banking services to underserved communities. By addressing disparities in access to financial resources, BankOnWheels empowers individuals and communities to fully participate in the economy. The first of its kind operated by any financial institution in Western New York, BankOnWheels is a full-service, yet fully mobile bank branch, which will enable the bank to deliver essential banking services to communities with little or no access to such services today. The BankOnWheels rotates between four locations in the cities of Buffalo and Niagara Falls, which are located in communities underserved by banks.

•

In May 2023, CNB Bank launched the At Ease Program, tailored to meet the unique financial needs of veterans, active-duty service members, and their families. This program offers specialized benefits, including waived fees, free financial tools, and mobile banking services, reflecting CNB’s commitment to honoring and supporting the military community.

Environmental

CNB continues to evaluate opportunities to become more environmentally conscious through new initiatives as well as altering existing business practices. Importantly, many of these same initiatives allow CNB to be more cost-efficient and effective in the delivery of its products and services. Examples of some CNB’s recent initiatives are outlined below.

•

In 2024, CNB eliminated the ordering of paper business cards for most employees and introduced digital business cards with QR codes to allow for contact information to be easily shared while reducing paper waste and demands on the paper-generating environmental footprint.

•

In 2024, CNB completed the new regional headquarters for Ridge View Bank, a division of CNB Bank. As part of CNB’s efforts to achieve Green Globe certification for this new building, several new policies were implemented at this location, aligning with the standards established by the Green Building Initiative. These initiatives include enforcing a non-smoking policy within 25 feet of the building, adopting sustainable water management practices, ensuring transparency in energy usage, and promoting the responsible disposal of electronic hardware and confidential documents.

Cybersecurity

Given the critical nature of data privacy and cybersecurity, CNB maintains robust processes for assessing, identifying, and managing material risks from cybersecurity threats.

The CNB Board of Directors is responsible for overseeing the assessment and management of enterprise-level risks that may impact CNB. The Audit Committee has primary responsibility for overseeing risk management, including oversight of risks from cybersecurity threats. The boards of directors of CNB and CNB Bank have also established an IT Committee, consisting of at least three independent directors, along with non-voting members from management, including the President and CEO, the Chief Financial Officer, the Chief Information Technology & Security Officer, the Senior Vice President of Operations, the Vice President of Information Technology, and the Vice President of Information Security. The IT Committee assists the boards of directors of CNB and CNB Bank in fulfilling their respective governance responsibilities for CNB’s information technology and related data security infrastructure under relevant regulatory safety and soundness requirements. Management reports on cybersecurity matters regularly to the CNB Board of Directors, primarily through the Audit Committee and IT Committee, including an annual report regarding specific risks and mitigation efforts within CNB Bank and a three-year cybersecurity threat assessment conducted by third-party experts. In addition, cybersecurity training is provided to the full CNB Board of Directors to educate directors on the current cyber threat environment and measures companies can take to mitigate risk and impact of cyber attacks. Several members of the CNB Board of Directors, including the Chairperson of the Audit Committee, also have cybersecurity experience. Please see CNB’s Annual Report on Form 10-K for the year ended December 31, 2023 for more information on CNB’s processes and procedures for addressing and managing cybersecurity risks.

COMPENSATION OF CNB DIRECTORS

The ECC believes appropriate compensation is critical to attracting, retaining, and motivating the CNB Board of Directors. The ECC is responsible for reviewing and recommending the director’s compensation to the CNB Board of Directors. The ECC regularly reviews director fees for non-employee directors and considers market analyses provided by the compensation consultant.

Stock Ownership Policy

The CNB Board of Directors believes that directors must have a meaningful ownership of CNB to further align their interests and actions with the interests of CNB’s shareholders. CNB’s bylaws provide that any director, upon first being appointed or elected to serve as a director, must own the lesser of 1,000 unencumbered shares of CNB common stock or the number of shares equivalent to $15,000 of market value as of the date of the appointment or election. The CNB Board of Directors has adopted stock ownership guidelines (the “Director Stock Ownership Guidelines”) for CNB and CNB Bank directors to enhance director stock ownership. Before the third anniversary of the director’s first election to the CNB Board of Directors, the director must at least own the lesser of 2,500 unencumbered shares of common stock of CNB or the number of shares equal to $25,000 of market value. By the fifth anniversary of a director joining the CNB Board of Directors, the director must own and sustain the number of shares of CNB common stock with a market value equal to 500% or more of the director’s annual retainer for serving on both the CNB Bank and CNB boards of directors. Compliance with the Director Stock Ownership Guidelines is monitored and periodically reported to the ECC and the CNB Board of Directors by CNB’s President and CEO.

Deferred Compensation Plan and Survivor Benefit Plan for Non-Employee Directors

CNB has established a deferred compensation plan for its non-employee directors that allows each director to defer receipt of up to 100% of their director compensation. Amounts deferred are credited to a bookkeeping account established in the name of the director and may be notionally invested by the director among a portfolio of investment funds. Any appreciation or depreciation in a director’s bookkeeping account value will reflect the performance of the underlying investments. No above-market earnings accrue under this plan. All amounts deferred under the deferred compensation plan are unfunded and represent a general liability of CNB and CNB Bank. Deferred compensation is structured so that it could serve as a funding source for a Rabbi trust. Amounts credited to a non-employee director’s deferred compensation account will be distributed upon the non-employee director’s normal retirement, death, or disability in the form of a lump sum or annuity, as elected by the director. Amounts deferred and earnings thereon are not subject to federal individual income tax until distributed to the non-employee director. Accounting treatment for this plan is subject to the ASC Topic 718.

CNB has also established a Survivor Benefit Plan for the benefit of non-employee directors. Under the Survivor Benefit Plan, each non-employee director may designate a beneficiary (or beneficiaries) who will be entitled to receive a $150,000 death benefit either (i) upon the non-employee director’s death while serving as a director of CNB or (ii) in the case of a non-employee director who has served as a director of CNB for ten or more years (or attain age 70 while serving as a director), upon such non-employee director’s death after their termination of board service. The Survivor Benefit Plan is an unfunded plan for tax and ERISA purposes, and all obligations arising under the plan are payable from the general assets of CNB.

2024 Director Fee Schedule

The table below summarizes the compensation structure for non-employee directors in 2024. The one employee director receives no compensation for his service on the CNB Board of Directors.

Meeting/Committee Description	Fee ($)	Frequency
Board Meeting – CNB Financial Corporation	600	Per meeting
Board Meeting – CNB Bank	600	Per meeting
Retainer – CNB Financial Corporation	1,458	Monthly
Retainer – CNB Bank	1,458	Monthly
Committee Meeting	500	Committee dependent
Committee Chairs	600	Committee dependent
Retainer – Chairperson of the Board – CNB Financial Corporation	2,550	Monthly
Retainer – Chairperson of the Board – CNB Bank	2,550	Monthly
Retainer – Audit Committee Chair	2,125	Quarterly
Retainer – ECC Committee Chair	1,250	Quarterly
Retainer – CGN Committee Chair	1,250	Quarterly
Annual Meeting	600	Annual
Non-routine Director Work Including External Training (subject to ECC approval)	1,000	Per full day

CNB also annually grants each non-employee director shares of common stock in an amount to be determined each year. For 2024, the shares of common stock were granted on January 31, 2024, with a value equal to $35,000 and were fully vested as of the date of grant.

2024 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
Jeffrey S. Powell	130,600	34,993	165,593
Michael Obi	65,400	34,993	100,393
Joel E. Peterson	58,800	34,993	93,793
Deborah Dick Pontzer	52,950	34,993	87,943
Nicholas N. Scott	58,300	34,993	93,293
Richard B. Seager	53,900	34,993	88,893
Peter F. Smith(3)	30,700	34,993	65,693
Francis X. Straub, III	57,700	34,993	92,693
Peter C. Varischetti	63,300	34,993	98,293
Julie Young	58,300	34,993	93,293

(1)	Includes amounts deferred at the election of the director pursuant to the Deferred Compensation Plan for Non-Employee Directors.
(2)	Total stock award value computed using the closing price on the date of the award ($21.35 as of January 31, 2024) multiplied by the number of shares awarded (1,639 shares).
(3)	Peter F. Smith retired from the CNB Board of Directors on June 16, 2024.

CNB PROPOSAL 3 – THE INCENTIVE PLAN PROPOSAL

CNB is asking its shareholders to consider and to approve adoption of the CNB Financial Corporation 2025 Omnibus Incentive Plan (the “2025 Plan”).

Upon recommendation of the ECC, the 2025 Plan was adopted by the CNB Board of Directors and became effective on January 21, 2025 (the “Effective Date”), subject to approval by the shareholders at the CNB annual meeting. The CNB Board of Directors believes that the 2025 Plan is important to CNB’s continued growth and success and that approval of the 2025 Plan is required for CNB to be able to continue to make equity awards to key persons in a size that the CNB Board of Directors believes is necessary to accomplish CNB’s goals. The purpose of the 2025 Plan is to (i) provide eligible individuals with an incentive to contribute to the success of CNB and to operate and manage CNB’s business in a manner that will provide for CNB’s long-term growth and profitability and that will benefit its shareholders and other important stakeholders, including its employees and customers, and (ii) provide a means of recruiting, rewarding, and retaining key personnel. To this end, the 2025 Plan provides for the grant of options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), deferred stock units, unrestricted stock, dividend equivalent rights, and other equity-based awards.

If CNB’s shareholders approve the 2025 Plan, the 2025 Plan will replace the CNB Financial Corporation 2019 Omnibus Incentive Plan (the “2019 Plan”) as the means by which CNB makes equity awards to key persons.

If CNB’s shareholders do not approve the 2025 Plan, the 2025 Plan will not become effective, and any awards made under the 2025 Plan on or after the Effective Date but prior to the CNB annual meeting will not be exercisable, settleable, or deliverable. Moreover any awards to key persons will continue to be made under the 2019 Plan, to the extent shares are available for issuance thereunder, which as of December 31, 2024 equaled an estimated 26,278 shares (without giving effect to additional shares that may have become available upon the future expiration, forfeiture, or cancellation of outstanding awards). The CNB Board of Directors believes that, if the 2025 Plan is not approved, the current share reserve under the 2019 Plan would be insufficient to align the interests of key persons with CNB’s shareholders through equity-based compensation and accordingly, such a shortage would compromise and disrupt CNB’s compensation program as well as impair CNB’s ability to recruit, retain, and reward key people, or require CNB to shift its compensation plan to include more cash compensation.

Notable Features of the 2025 Plan

As described in more detail below, certain notable features of the 2025 Plan include:

•	granting of options or SARs only at a per share exercise price at least equal to the fair market value of a share of CNB common stock on the grant date;

•	granting of options or SARs with a ten-year maximum term;

•	no repricing of options or SARs without prior shareholder approval;

•	no vesting in dividends or dividend equivalent rights paid on unvested performance-based awards unless the underlying award vests;

•	no liberal share recycling; and

•	no reload or “evergreen” share replenishment features.

Burn Rate

The historical three-year average burn rate for fiscal years 2022, 2023, and 2024 was 0.5%. The burn rate is calculated by dividing (i) the number of shares granted subject to time-based equity awards and the number of shares earned subject to performance-based equity awards during the applicable fiscal year by (ii) the weighted average number of shares of common stock outstanding during the applicable fiscal year.

Summary of the Material Terms of the 2025 Plan

A summary of the material terms of the 2025 Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2025 Plan, a copy of which is attached as Annex D to this joint proxy statement/prospectus and which is incorporated by reference into this proposal. CNB encourages its shareholders to read and refer to the complete plan document in Annex D for a more complete description of the 2025 Plan.

Effective Date; Term. The 2025 Plan was adopted by the CNB Board of Directors and became effective on January 21, 2025, subject to approval by the shareholders at the CNB annual meeting. Unless terminated sooner in accordance with the terms of the 2025 Plan or extended with shareholder approval, the 2025 Plan will terminate on the day before the tenth anniversary of the Effective Date, January 20, 2035.

Administration of the 2025 Plan. The 2025 Plan generally will be administered by a committee (the “Committee”) consisting of two or more directors of CNB. Each such director will be required to qualify as a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and for so long as CNB common stock is listed on NASDAQ, an “independent director” under the NASDAQ listing rules. The Committee initially will be the ECC and may be a subcommittee of the ECC that satisfies the foregoing requirements.

The CNB Board of Directors will also be authorized to appoint one or more committees of the CNB Board of Directors consisting of one or more directors of CNB who need not satisfy the requirements for membership above for certain limited purposes permitted by the 2025 Plan, and to the extent permitted by applicable law, the Committee will be authorized to delegate authority to the President and Chief Executive Officer of CNB and/or any other officers of CNB for certain limited purposes permitted by the 2025 Plan. The CNB Board of Directors will retain the authority under the 2025 Plan to exercise any or all of the powers and authorities related to the administration and implementation of the 2025 Plan. References below to the Committee include a reference to the CNB Board of Directors or another committee appointed by the CNB Board of Directors for those periods in which the CNB Board of Directors or such other committee appointed by the CNB Board of Directors is acting.

Except where the authority to act on such matters is specifically reserved to the CNB Board of Directors under the 2025 Plan or applicable law, the Committee will have full power and authority to interpret and construe all provisions of the 2025 Plan, any award, and any award agreement, and take all actions and to make all determinations required or provided for under the 2025 Plan, any award, and any award agreement, including the authority to:

•	designate grantees of awards;

•	determine the type or types of awards to be made to a grantee;

•	determine the number of shares of CNB common stock subject to an award or to which an award relates;

•	accelerate the vesting or exercisability of awards;

•	establish the terms and conditions of each award;

•	prescribe the form of each award agreement;

•	subject to the prohibition on repricing of options and SARs without shareholder approval, amend, modify, or supplement the terms of any outstanding award; and

•	make substitute awards.

Types of Awards. The 2025 Plan provides for the grant of options, SARs, restricted stock, RSUs, deferred stock units, unrestricted stock, dividend equivalent rights, and other equity-based awards.

Eligibility. All of CNB’s employees and the employees of CNB’s “subsidiaries” and “affiliates” (as defined in the 2025 Plan) are eligible to receive awards under the 2025 Plan. In addition, CNB’s non-employee directors and consultants and advisors who perform services for CNB and its subsidiaries and affiliates may receive awards under the 2025 Plan, other than incentive stock options. As of February 10, 2025, there were five named executive officers, nine non-employee directors, and approximately 278 employees of CNB and its subsidiaries who would be eligible to participate in the 2025 Plan.

Shares Reserved for Issuance. The maximum number of shares of common stock that may be issued under the 2025 Plan (the “Share Limit”) will be equal to the sum of (i) 750,000 shares of CNB common stock, plus (ii) the number of shares of CNB common stock available for future awards under the 2019 Plan as of the Effective Date, plus (iii) the number of shares of CNB common stock related to awards outstanding under the 2019 Plan as of the Effective Date that thereafter terminate by expiration or forfeiture, cancellation, or otherwise without the issuance of such shares of CNB common stock. The maximum number of shares of CNB common stock available for issuance pursuant to incentive stock options granted under the Plan will be the same as the number of shares of CNB common stock reserved for issuance under the 2025 Plan. The shares of CNB common stock that are issued under the 2025 Plan may be authorized and unissued shares of CNB common stock, treasury shares, or any combination of the foregoing.

Share Usage. Shares of CNB common stock that are subject to awards, including shares of stock acquired through dividend reinvestment, will be counted against the Share Limit as one share for every one share subject to the award. The number of shares subject to any SARs awarded under the 2025 Plan will be counted against the Share Limit regardless of the number of shares actually issued to settle the SARs upon exercise. If any awards terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of CNB common stock or are settled in cash in lieu of shares of CNB common stock, the shares subject to such awards will again be available for purposes of the 2025 Plan. The Share Limit, however, will not be increased by the number of shares of CNB common stock (i) tendered, withheld, or subject to an award surrendered in connection with the exercise of an option, (ii) that were not issued upon the net settlement or net exercise of a stock-settled SAR, (iii) deducted or delivered from payment of an award in connection with CNB’s tax withholding obligations, or (iv) purchased by CNB with proceeds from option exercises.

Adjustments. The number and kinds of shares of common stock for which awards may be made under the 2025 Plan, including the Share Limit described above, will be adjusted proportionately and accordingly by the Committee if the number of outstanding shares of CNB common stock is increased or decreased or the shares of CNB common stock are changed into or exchanged for a different number of shares or kind of capital stock or other securities of CNB on account of any recapitalization, reclassification, stock split, reverse stock split, spin-off, combination of stock, exchange of stock, stock dividend or other distribution payable in capital stock, or other increase or decrease in shares of common stock effected without receipt of consideration by CNB.

Fair Market Value Determination. For so long as CNB common stock remains listed on NASDAQ (or listed on any other established securities exchange or traded on any other securities market), the fair market value of a share of CNB common stock will be the closing price for a share as quoted on such exchange or market for such date. If there is no reported closing price on such date, the fair market value of a share of CNB common stock will be the closing price of the common stock on the next preceding date for which such quotation exists. If CNB common stock is not listed on an established securities exchange or traded on an established securities market, the Committee will determine the fair market value by the reasonable application of a reasonable valuation method, in a manner consistent with Section 409A of the Code. On     , 2025, the last practicable trading day prior to the date of this joint proxy statement/prospectus, the closing price of CNB common stock as reported on NASDAQ was $  per share.

Options. The 2025 Plan authorizes the Committee to grant “incentive stock options” (as defined in Section 422 of the Code) and options that do not qualify as incentive stock options (“nonqualified options”). To the extent that the aggregate fair market value of shares of CNB common stock determined on the grant date with respect to which incentive stock options are exercisable for the first time during any calendar year exceeds $100,000, the option will be treated as a nonqualified option. The exercise price of each option will be determined by the Committee, provided that the per share exercise price will be equal to or greater than 100% of the fair market value of a share of CNB common stock on the grant date. If CNB were to grant incentive stock options to any ten percent shareholder, the per share exercise price will not be less than 110% of the fair market value of a share of CNB common stock on the grant date.

Generally, the term of an option will not exceed ten years from the grant date. If CNB were to grant incentive stock options to any ten percent shareholder, the term cannot exceed five years from the grant date. The Committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability, or termination of employment during which options may be exercised. The vesting and exercisability of options may be accelerated by the Committee. Awards of options are nontransferable, except (i) for transfers by will or the laws of descent and distribution or (ii) if authorized in the applicable award agreement, for transfers of nonqualified options, not for value, to family members pursuant to the terms and conditions of the 2025 Plan.

Stock Appreciation Rights. The 2025 Plan authorizes the Committee to grant SARs that provide the grantee with the right to receive, upon exercise of the SARs, cash, shares of CNB common stock, or a combination of the foregoing. The amount that the recipient will receive upon exercise of a SAR generally will equal the excess of the fair market value of a share of CNB common stock on the date of exercise over the SAR’s per share exercise price, which must be equal to or greater than 100% of the fair market value of a share of CNB common stock on the grant date. SARs will become exercisable in accordance with terms determined by the Committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a SAR cannot exceed ten years from the grant date. Awards of SARs are nontransferable, except (i) for transfers by will or the laws of descent and distribution or (ii) if authorized in the applicable award agreement, not for value, to family members pursuant to the terms and conditions of the 2025 Plan.

Restricted Stock and Restricted Stock Units. The 2025 Plan also authorizes the Committee to grant restricted stock and RSUs (including deferred stock units). Subject to the provisions of the 2025 Plan, the Committee will determine the terms and conditions of each award of restricted stock and RSUs, including the restricted period for all or a portion of the award, the restrictions applicable to the award, and the purchase price (if any) for the shares of CNB common stock subject to the award. Restricted stock and RSUs may vest solely by the passage of time and/or pursuant to achievement of performance goals, and the restrictions and/or the restricted period may differ with respect to each award of restricted stock and RSUs. During the period, if any, when shares of restricted stock and RSUs are non-transferable or forfeitable or prior to the satisfaction of any other restrictions prescribed by the Committee, a grantee is prohibited from selling, transferring, assigning, pledging, or otherwise encumbering or disposing of his or her shares of restricted stock or RSUs.

A grantee of restricted stock will have all the rights of a shareholder, including the right to vote the shares and receive dividends or distributions on the shares, except to the extent limited by the Committee or the 2025 Plan. Grantees of RSUs will have no voting or dividend rights or other rights associated with share ownership, although the Committee may award dividend equivalent rights on such units. Grantees will not vest in dividends paid on unvested shares of restricted stock subject to performance-based vesting or in dividend equivalent rights paid on unvested RSUs subject to performance-based vesting, unless and until the underlying performance-based awards vest.

Unrestricted Stock. The 2025 Plan authorizes the Committee to grant shares of unrestricted stock. Shares of unrestricted stock are free of any restrictions, and a grantee of shares of unrestricted stock will have all the rights of a shareholder, including the right to vote the shares and receive dividends or distributions on the shares, as of the grant date.

Dividend Equivalent Rights. The 2025 Plan authorizes the Committee to grant dividend equivalent rights, which are rights entitling the grantee to receive credits for dividends or distributions that would be paid if the grantee had held a specified number of shares of CNB common stock underlying the right. The Committee may grant dividend equivalent rights to a grantee in connection with an award under the 2025 Plan, or without regard to any other award, except that no dividend equivalent rights may be granted in connection with, or related to, an option or SAR. Dividend equivalent rights may be settled in cash, shares of CNB common stock, or a combination of the foregoing, in a single installment or in multiple installments, as determined by the Committee. A dividend equivalent right granted as a component of another award that vests or is earned based on the achievement of performance goals may not vest or become payable until the underlying award vests.

Performance-Based Awards. The 2025 Plan authorizes the Committee to grant performance-based awards, ultimately payable in shares of CNB common stock or cash, in such amounts and upon such terms as determined by the Committee. Each grant of a performance-based award will have an initial cash value or an actual or target number of shares of CNB common stock that is established by the Committee at the grant date. The Committee may set performance goals in its discretion that, depending on the extent to which they are met, will determine the value and/or number of shares of CNB common stock subject to performance-based awards that will be paid out to a grantee, and the Committee will establish the performance periods for these performance-based awards.

Other Equity-Based Awards. The 2025 Plan authorizes the Committee to grant other types of equity-based awards. Other equity-based awards are payable in cash, shares of CNB common stock or other equity, or a combination of the foregoing, and may be restricted or unrestricted, as determined by the Committee. The terms and conditions that apply to other equity-based awards are determined by the Committee.

Forms of Payment. The exercise price for any option or the purchase price (if any) for restricted stock is generally payable (i) in cash or cash equivalents, (ii) to the extent the award agreement provides, by the surrender of shares of CNB common stock (or attestation of ownership of shares of CNB common stock) with an aggregate fair market value, on the date of such surrender, of the exercise price or purchase price, (iii) to the extent permissible by applicable law and to the extent the award agreement provides, by payment through a broker in accordance with procedures set forth by CNB, or (iv) to the extent the award agreement provides and/or unless otherwise specified in an award agreement, any other form permissible by applicable law, including net exercise or net settlement and, for the purchase price of restricted stock, service rendered to CNB or CNB’s affiliates.

Change in Control. If CNB experiences a “Change in Control” in which awards will not be assumed or continued by the surviving entity: (i) immediately before the Change in Control, other than performance-based awards, all restricted stock, RSUs (including deferred stock units), and dividend equivalent rights will vest, and all shares of common stock and/or cash subject to such awards will be delivered (subject to any limitations under Section 409A of the Code), and (ii) at the Committee’s discretion, (a) all options and SARs will become exercisable at least 15 days before the Change in Control and terminate if unexercised upon the consummation of the Change in Control, and/or (b) all options, SARs, restricted stock, RSUs, and dividend equivalent rights will be terminated and cashed out, redeemed for securities or other property of equivalent value. Performance-based awards will vest or become earned at the greater of (i) deemed achievement of target level performance; and (ii) actual performance as of the date reasonably proximal to the date of consummation of the Change in Control. Other equity-based awards will be governed by the terms of the applicable award agreement.

If CNB experiences a “Change in Control” in which awards will be assumed or continued by the surviving entity: (i) the awards will adjusted as appropriate as to the number of shares and type of capital stock to which the awards relate and, for options and SARs, as to the exercise price, and (ii) if the grantee’s service is terminated without “cause” (as defined in the 2025 Plan) within the 24-month period following the consummation of such Change in Control, the grantee’s award will be fully vested as of such termination and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the Committee shall determine (but in no event later than the original expiration of the award).

In summary, a “Change in Control” occurs under the 2025 Plan if:

•

any person, other than CNB or any affiliate, is or becomes the “beneficial owner,” directly or indirectly, of (i) 50% or more of the combined voting power of CNB’s then-outstanding securities or (ii) 25% or more, but less than 50%, of the combined voting power of CNB’s then-outstanding securities if the transaction giving rise to such beneficial ownership is not approved by the CNB Board of Directors;

•

individuals who constitute the CNB Board of Directors as of the Effective Date (and any new directors whose election or nomination has been approved by a majority of such directors) cease for any reason to constitute a majority of the members of such board of directors then in office;

•

CNB is consolidated or merged with another entity, regardless of whether CNB is the surviving entity, and excluding transactions in which the holders of securities that represented 100% of the combined voting power of the securities of CNB immediately prior to such transaction, own, directly or indirectly, at least a majority of the combined voting power of the securities of the surviving entity (or parent thereof) immediately after such transaction;

•	all or substantially all of the assets of CNB and its subsidiaries are, directly or indirectly, sold, leased, transferred, or otherwise conveyed to another person; or

•	the liquidation, winding up, or dissolution of CNB.

Amendment, Suspension, and Termination. The Committee may amend or suspend the 2025 Plan at any time; provided that no amendment or suspension may materially impair the rights or obligations under outstanding awards, without the consent of the grantee. CNB’s shareholders must approve any amendment to the 2025 Plan to the extent determined by the CNB Board of Directors or if such approval is required under applicable law (including the NASDAQ regulations). CNB’s shareholders also must approve any amendment that changes the no re-pricing rules, the option exercise price rules, or the SAR exercise price rules. The CNB Board of Directors may terminate the 2025 Plan at any time; provided that no termination may materially impair the rights or obligations under outstanding awards, without the consent of the grantee.

No Repricing. Except in connection with certain corporate transactions involving CNB, CNB may not: (i) amend the terms of outstanding options or SARs to reduce the exercise price of such outstanding options or SARs; (ii) cancel or assume outstanding options or SARs in exchange for, or substitution of, options or SARs with an exercise price that is less than the exercise price of the original options or SARs; or (iii) cancel or assume outstanding options or SARs with an exercise price above the then-current fair market value in exchange for cash, awards, or other securities, in each case, unless such action is subject to and approved by CNB’s shareholders.

Summary of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of awards under the 2025 Plan for grantees and CNB will depend on the type of award granted. The following summary description of U.S. federal income tax consequences is intended only for the general information of CNB’s shareholders. A grantee in the 2025 Plan should not rely on this description and instead should consult his or her own tax advisor.

Incentive Stock Options. The grant of an incentive stock option will not be a taxable event for the grantee or CNB. A grantee will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply), and any gain or loss realized upon a disposition of CNB common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain or loss if the grantee holds the shares of CNB common stock for at least two years after the date of grant and for one year after the date of exercise (the “holding period requirement”). CNB will not be entitled to a business expense deduction with respect to an incentive stock option, except as discussed below.

For the exercise of an incentive stock option to qualify for the foregoing tax treatment, the grantee generally must be CNB’s employee or an employee of one of CNB’s direct corporate subsidiaries from the date the incentive stock option is granted through a date within three months before the date of exercise of the option.

If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the shares of CNB common stock in an amount generally equal to the excess of the fair market value of the common stock at the time the option was exercised over the option’s exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. If CNB complies with applicable reporting requirements but subject to the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Nonqualified Options. The grant of a nonqualified option will not be a taxable event for the grantee or CNB. Upon exercising a nonqualified option, a grantee will recognize ordinary income in an amount equal to the difference between the option’s exercise price and the fair market value of the common stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a nonqualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of CNB common stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised). Capital gain or loss will be long-term if the grantee has held the shares for more than one year. Otherwise, the capital gain or loss will be short-term.

If CNB complies with applicable reporting requirements but subject to the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

A grantee who has transferred a nonqualified option to a family member by gift will realize taxable income at the time the nonqualified option is exercised by the family member. The grantee will be subject to withholding of income and employment taxes at that time. The family member’s tax basis in the shares of CNB common stock will be the fair market value of the shares of common stock on the date the nonqualified option is exercised. The transfer of vested nonqualified options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be includable in the grantee’s estate for estate tax purposes.

In the event a grantee transfers a nonqualified option to his or her ex-spouse incident to the grantee’s divorce, neither the grantee nor the ex-spouse will recognize any taxable income at the time of the transfer. In general, a transfer is made “incident to divorce” if the transfer occurs within one year after the marriage ends or if it is related to the end of the marriage (for example, if the transfer is made pursuant to a divorce order or settlement agreement). Upon the subsequent exercise of such nonqualified option by the ex-spouse, the ex-spouse will recognize taxable income in an amount equal to the difference between the option’s exercise price and the fair market value of the common stock at the time of exercise. Any distribution to the ex-spouse as a result of the exercise of the option will be subject to employment and income tax withholding at that time.

Stock Appreciation Rights. The grant of a SAR will not be a taxable event for the grantee or CNB. Upon exercising a SAR, a grantee will recognize ordinary income in an amount equal to the difference between the SAR’s exercise price and the fair market value of the common stock on the date of exercise. If CNB complies with applicable reporting requirements but subject to the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Restricted Stock. A grantee who is awarded restricted stock will not recognize any taxable income for U.S. federal income tax purposes in the year of the award, provided that the shares of common stock are subject to restrictions (that is, the shares of restricted stock are nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse, and dividends paid while the common stock is subject to restrictions will be subject to withholding taxes. If CNB complies with applicable reporting requirements but subject to the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Restricted Stock Units. The grant of restricted stock units (including deferred stock units) will not be a taxable event for the grantee or CNB. A grantee who receives restricted stock units will recognize ordinary income in an amount equal to the fair market value of the shares issued, or in the case of a cash-settled award, the amount of the cash payment made, to such grantee at the end of the restriction period or, if later, the payment date. If CNB complies with applicable reporting requirements but subject to the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Unrestricted Stock. The grant of unrestricted stock is a taxable event for the grantee. A grantee who receives shares of unrestricted stock will recognize ordinary income on the grant date in an amount equal to the fair market value of the shares issued, reduced by the amount, if any, paid for such shares. If CNB complies with applicable reporting requirements but subject to the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income. Upon a subsequent sale or exchange of shares of unrestricted stock, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of CNB common stock (generally, the amount paid for the shares plus the amount treated as ordinary income on the grant date). Capital gain or loss will be long-term if the grantee has held the shares for more than one year. Otherwise, the capital gain or loss will be short-term.

Dividend Equivalent Rights. The grant of dividend equivalent rights will not be a taxable event for the grantee or CNB. A grantee who receives dividend equivalent rights will recognize ordinary income on the date of payment in the amount distributed to the grantee pursuant to the award. If CNB complies with applicable reporting requirements but subject to the restrictions of Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Section 280G of the Code. To the extent payments which are contingent on a Change in Control are determined to exceed certain limitations, such payments may be subject to a 20% excise tax, and CNB’s deduction with respect to the associated compensation expense may be disallowed in whole or in part. The 2025 Plan includes a Section 280G “best after tax” provision, meaning, if any of the payments under the 2025 Plan or otherwise would constitute parachute payments within the meaning of Section 280G of the Code and would be subject to the excise tax imposed under Section 4999 of the Code, the payments will be reduced by the amount required to avoid the excise tax if such a reduction would give the grantee a better after-tax result than if the grantee received the payments in full.

New Awards

On January 21, 2025, the ECC approved the grant of 208,796 restricted shares to 283 eligible recipients, including CNB’s named executive officers and directors, subject to shareholder approval of the 2025 Plan at the

CNB annual meeting and effective as of the shareholder approval date. If CNB shareholders do not approve the 2025 Plan, these restricted share awards will not be granted.

Name and Position	Dollar value ($)	Number of units(1)(2)
Michael D. Peduzzi President and Chief Executive Officer of CNB; Chief Executive Officer of CNB Bank	374,946	14,820

Tito L. Lima Principal Financial Officer and Treasurer of CNB; Senior Executive Vice President and Chief Financial Officer of CNB Bank	156,228	6,175

Martin T. Griffith Senior Executive Vice President and Chief Revenue Officer of CNB Bank	156,228	6,175

Angela D. Wilcoxson Executive Vice President, Chief Commercial Banking Officer of CNB Bank	124,982	4,940

Gregory M. Dixon Executive Vice President, Chief Credit Officer of CNB Bank	124,982	4,940
Executive Group	863,616	34,135
Non-Executive Director Group	314,909	12,447
Non-Executive Officer Employee Group	3,166,649	125,164

(1)	Number of units includes performance awards calculated at the maximum payout level.
(2)

The ECC approved the dollar value shown in the table above on such date and used such dollar value to determine the number of shares reflected in the table above (by dividing the dollar value of the awards by the closing price of a share on NASDAQ on January 31, 2025 (which was $25.30), which is CNB’s customary grant date of such awards). While the number of shares is currently fixed, the grant date fair value of such shares will not be determinable until the grant date of such awards.

Other than the awards identified in the above table, the awards, if any, that will be made to eligible grantees under the 2025 Plan are subject to the discretion of the Committee, and thus CNB cannot currently determine such benefits or number of shares subject to such awards that may be granted in the future to eligible grantees under the 2025 Plan. Therefore, other than the awards identified in the above table, no additional new plan benefits table can be provided at this time. For more information on the awards granted under the 2019 Plan to CNB’s named executive officers in 2024, see the section below entitled “Compensation of CNB Executive Officers—Outstanding Equity Awards at 2024 Fiscal Year-End” beginning on page 94. For more information on the awards granted under the 2019 Plan to CNB’s directors in 2024, see the section above entitled “Compensation of CNB Directors—2024 Non-Employee Director Compensation Table” beginning on page 55.

Registration with the SEC

If the 2025 Plan is approved by CNB’s shareholders, CNB intends to file a registration statement on Form S-8 relating to the 2025 Plan with the SEC pursuant to the Securities Act as soon as is practicable after such approval.

Equity Compensation Plan Information

The following table provides information about CNB’s common stock that may be issued under CNB’s equity compensation plans as of December 31, 2024.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by shareholders	—	—	26,728
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	26,728

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal is required to approve the CNB incentive plan proposal. Abstentions and broker non-votes will have no effect on the outcome of the CNB incentive plan proposal.

Recommendation of the CNB Board of Directors

THE CNB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CNB INCENTIVE PLAN PROPOSAL.

CNB PROPOSAL 4 – THE SAY-ON-PAY PROPOSAL

The Dodd-Frank Wall Street Reform and Consumer Protection Act added Section 14A to the Exchange Act, which requires that CNB provide its shareholders with the opportunity to approve, on a non-binding advisory basis, the compensation of its named executive officers (the “NEOs”) as disclosed in this joint proxy statement/prospectus in accordance with the compensation disclosure rules of the SEC.

As described in greater detail under the section entitled “CNB Compensation Discussion and Analysis” beginning on page 70, CNB seeks to align the interests of its NEOs with the interests of its shareholders. CNB’s executive compensation programs are designed to reward its NEOs for the achievement of short-term results and long-term growth that are consistent with enhancing shareholder value, while at the same time discouraging unnecessary or excessive risk-taking.

CNB is presenting the following proposal, which gives CNB shareholders the opportunity to endorse its compensation program for NEOs by voting for or against the following resolution. While the vote on the resolution is advisory in nature and therefore will not bind CNB or the CNB Board of Directors to take any particular action, the CNB Board of Directors intends to carefully consider the shareholder vote resulting from the proposal in making future decisions regarding CNB’s executive compensation program.

“RESOLVED, that the shareholders approve, on an advisory basis, the compensation of CNB’s NEOs, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative executive compensation disclosures contained in this joint proxy statement/prospectus.”

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal is required to approve (on a non-binding advisory basis) the CNB say-on-pay proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote.

Recommendation of the CNB Board of Directors

THE CNB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CNB SAY-ON-PAY PROPOSAL.

CNB EXECUTIVE OFFICERS

The following table sets forth information regarding CNB’s executive officers:

CNB Financial Corporation:

Name	Age as of February 18, 2025	Title
Michael D. Peduzzi	59	President and Chief Executive Officer
Tito L. Lima	60	Senior Executive V.P., Chief Financial Officer and Treasurer
Anna K. “Katie” Andersen	44	Secretary
Leanne D. Kassab	57	Assistant Secretary

CNB Bank:

Name	Age as of February 18, 2025	Title
Michael D. Peduzzi	59	President and Chief Executive Officer
Tito L. Lima	60	Senior Executive V.P., Chief Financial Officer
Martin T. Griffith	62	Senior Executive V.P., Chief Revenue Officer
Leanne D. Kassab	57	Senior Executive V.P., Chief Experience Officer
Michael J. Noah	50	Executive V.P., Chief Operating Officer
Gregory M. Dixon	47	Executive V.P., Chief Credit Officer
Angela D. Wilcoxson	54	Executive V.P., Chief Commercial Banking Officer
Darryl P. Koch	39	Executive V.P., Chief Information Technology & Security Officer
Robin W. Mink	62	Executive V.P., Chief Treasury Management Officer
Steven R. Shilling	54	Executive V.P., Chief Wealth Management Officer
Anna K. “Katie” Andersen	44	Senior V.P., Chief Risk Officer
Heather J. Koptchak	40	Senior V.P., Chief Employee Resources Officer

Provided below is biographical information for each of CNB’s executive officers, other than Mr. Peduzzi, who also serves as director of CNB. For information regarding Mr. Peduzzi, see the preceding section in this joint proxy statement/prospectus titled “CNB Proposal 2—Election of CNB Directors” beginning on page 39.

Tito L. Lima has over 35 years of experience in various areas of banking. Prior to joining CNB in July 2019, he served as Executive Vice President and Chief Financial Officer at NexTier Bank, N.A. from 2015 through June 2019. Prior to joining NexTier Bank, N.A. Mr. Lima served as Executive Vice President of Finance for National Penn Bancshares from 2013 to 2015. Mr. Lima graduated from the Robert Morris University with a Bachelor of Science degree in Finance.

Martin T. Griffith has over 30 years of experience in various areas of banking. Prior to joining CNB in 2016, he was employed for the prior 16 years with Five Star Bank in Western New York, serving in the roles of SVP/Retail Banking Executive, SVP/Commercial Banking and Regional President. Mr. Griffith graduated from Ithaca College with a Bachelor of Science degree in Business Administration and has a degree from the Graduate School of Banking at the University of Wisconsin.

Leanne D. Kassab joined the marketing team at CNB in 1996 and has held various roles, including EVP of Client Experience, before transitioning to her current role in 2021. Ms. Kassab graduated from Indiana University of Pennsylvania with a Bachelor of Science in Marketing. She graduated with honors from the American Bankers Association (“ABA”) Bank Marketing School, the Pennsylvania Bankers Advanced School of

Banking and the Pennsylvania Bankers Commercial Lending School. She was awarded the Certified Financial Marketing Professional (CFMP) designation from the Institute of Certified Bankers (ICB) and serves as a national ABA Bank Marketing Conference Advisory Board member and President of the Board of Directors for Clearfield Arts Studio Theater, Inc. (CAST).

Michael J. Noah has over 25 years of experience across various areas of banking and currently serves as Chief Operating Officer of CNB Bank and Regional President of BankOnBuffalo. Mr. Noah joined CNB in 2017 as a senior manager in the BankOnBuffalo division and in 2021 he was promoted to President of BankOnBuffalo. Mr. Noah has served on various boards within the community and is currently the Treasurer of Read to Succeed Buffalo. Mr. Noah holds a Bachelor of Science degree in Economics & Management Science from Cortland College.

Gregory M. Dixon has been with CNB Bank since 2003 and has served in various capacities, with the most recent being Senior Credit Officer. Mr. Dixon has served and continues to serve on various boards within the community. Mr. Dixon holds a Bachelor of Science degree in Accounting from Indiana University of Pennsylvania. He is a graduate of the American Bankers Association Stonier Graduate School of Banking and a graduate of the Pennsylvania Bankers Association School of Commercial Lending.

Angela D. Wilcoxson joined CNB Bank in 2020 as Executive Vice President, Commercial Banking and has served as the Chief Commercial Banking Officer since January 1, 2022. Ms. Wilcoxson has over 30 years of experience in various areas of commercial banking and credit underwriting and previously served as Senior Vice President, Business Banking Team Leader of Northeast Ohio at KeyBank. Ms. Wilcoxson has served and continues to serve on various boards within the community. Ms. Wilcoxson holds a Bachelor of Business Administration degree in Finance from Kent State University and a Master of Arts in Applied Biblical Studies from Moody Bible Institute.

Darryl P. Koch has over 20 years of experience in the field of information technology and security. Prior joining CNB in 2019, Mr. Koch operated an information technology consulting business, which provides him with a depth and breadth of experience in the numerous technology, cybersecurity, and information security considerations impacting businesses and individuals. Mr. Koch holds a Bachelor of Science in Information Technology & Security and Master of Science in Information Security & Assurance from Western Governors University. In addition, he has obtained numerous relevant certifications, including Certified Ethical Hacker, Computer Hacking Forensic Investigator, Cisco CCNP, and Microsoft MCSA.

Robin W. Mink joined CNB Bank in 2017 to develop and oversee the treasury management product and sales strategy for CNB. She has over 30 years of experience in treasury management as both a banker and corporate finance practitioner having served as Corporate Cash Manager at both Cardinal Health and Safelite Autoglass prior to her role as Senior Vice President, Treasury Management Market Executive for PNC Bank. Ms. Mink is a graduate of Otterbein University and holds the Certified Treasury Professional credential (CTP).

Steven R. Shilling has over 25 years of experience in wealth management and private banking. Prior to joining CNB in 2015, he served as a Senior Vice President in leadership roles with Huntington Wealth Advisors, National City Private Client Services and the Bank of America Private Bank. He graduated summa cum laude with a Bachelor of Arts degree in Economics from Grove City College and received a Master of Business Administration degree from the Fuqua School of Business at Duke University.

Anna K. “Katie” Andersen joined CNB Bank in 2020 as the Vice President of Compliance before transitioning to her current role as Senior Vice President, Chief Risk Officer in 2023. Prior to joining CNB, she held various banking positions in the Washington, D.C. metropolitan area. Ms. Andersen holds a Bachelor of Arts degree in Business Management from Gettysburg College. She is a graduate of the American Bankers Association Stonier

Graduate School of Banking and has been awarded the Certified Regulatory Compliance Manager (CRCM) designation from the American Bankers Association.

Heather J. Koptchak has been with CNB since 2004, rising through the organization in various progressively significant roles starting as a Universal Associate to her current role as Chief Employee Resources Officer for CNB Bank. She serves on various nonprofit boards and volunteers within the community. Ms. Koptchak holds an Associate of Science in Business Administration from Pennsylvania State University and is a Certified Society of Human Resource Management (SHRM-CP) professional. Mrs. Koptchak also graduated from the Graduate School of Banking, Human Resources Management School, PA Bankers, and Advanced School of Banking.

CNB COMPENSATION DISCUSSION AND ANALYSIS

This discussion and analysis is focused on CNB’s NEOs and summarizes the philosophy, strategy and details of CNB’s approach to compensating its NEOs. CNB’s NEOs for the year ending December 31, 2024, are as follows:

•	Michael D. Peduzzi – President and Chief Executive Officer of CNB and CNB Bank

•	Tito L. Lima – Senior Executive Vice President, Chief Financial Officer and Treasurer of CNB and CNB Bank

•	Martin T. Griffith – Senior Executive Vice President and Chief Revenue Officer of CNB Bank

•	Angela D. Wilcoxson – Executive Vice President, Chief Commercial Banking Officer of CNB Bank

•	Gregory M. Dixon – Executive Vice President, Chief Credit Officer of CNB Bank

Financial and Operational Highlights

Despite a continued level of uncertainty and volatility in the marketplace, for the year ended December 31, 2024, CNB continued to execute on its strategies while focusing on its long-term objectives:

•

Net income available to common shareholders (“earnings”) was $50.3 million, or $2.39 per diluted share, for the twelve months ended December 31, 2024, compared to earnings of $53.7 million, or $2.55 per diluted share, for the twelve months ended December 31, 2023. The decrease in earnings and diluted earnings per share comparing the twelve months ended December 31, 2024 to the twelve months ended December 31, 2023 was primarily due to the rise in deposit costs year over year.

•

On August 13, 2024, as part of its overall capital management strategy, CNB increased the dividend per common share from $0.175 per quarter to $0.18 per quarter, resulting in a dividend per common share of $0.71 for the full-year 2024, compared to $0.70 for the prior year.

•

Book value per common share was $26.34 at December 31, 2024, reflecting an increase of $1.77 or 7.20% from $24.57 at December 31, 2023. A key objective for CNB is to target an increase of at least 10% in shareholder value annually. The increase in book value per common share, when comparing December 31, 2024 to December 31, 2023, was primarily due to (i) a $35.4 million increase in retained earnings over the twelve months ended December 31, 2024, (ii) CNB’s repurchase of 23,988 common shares at a weighted average price of $18.38 in the second quarter of 2024, and (iii) a $2.5 million decrease in accumulated other comprehensive loss primarily from the after-tax impact of temporary unrealized valuation changes in CNB’s available-for-sale investment portfolio for the past twelve months.

•

At December 31, 2024, loans totaled $4.6 billion, with an increase of $140.5 million, or 3.1%, compared to the balance as of December 31, 2023. The year-over-year growth in loans as of December 31, 2024 compared to loans as of December 31, 2023 resulted primarily from growth in commercial and residential real estate loans in CNB’s more recent expansion markets of Cleveland, Ohio and Roanoke, Virginia. Additional growth occurred in commercial and residential real estate loans in the Columbus, Ohio market, commercial industrial loans in the Erie, Pennsylvania market, and residential real estate loans in CNB Bank’s Private Banking division.

•

At December 31, 2024, total deposits were $5.4 billion, reflecting an increase of $372.6 million, or 7.45%, compared to total deposits measured as of December 31, 2023. The increase in deposit balances compared to December 31, 2023 was primarily attributable to an increase in retail and business savings and retail time deposits across all of its markets;

•	At December 31, 2024, the total estimated uninsured deposits for CNB Bank were approximately $1.5 billion, or approximately 27.71% of total CNB Bank deposits. However, when excluding

$101.9 million of affiliate company deposits and $429.0 million of pledged-investment collateralized deposits, the adjusted amount and percentage of total estimated uninsured deposits was approximately $986.0 million, or approximately 18.01% of total CNB Bank deposits as of December 31, 2024.

•

At December 31, 2024, CNB had $375.0 million of cash equivalents held in CNB Bank’s interest-bearing deposit account at the Federal Reserve. These excess funds, when combined with collective contingent liquidity resources of $4.6 billion including (i) available borrowing capacity from the Federal Home Bank of Pittsburgh (“FHLB”) and the Federal Reserve, and (ii) available unused commitments from brokered deposit sources and other third-party funding channels, including previously established lines of credit from correspondent banks, resulted in the total on-hand and contingent liquidity sources for CNB as of December 31, 2024 to be approximately 5.0 times the estimated amount of adjusted uninsured deposit balances discussed above.

•	At December 31, 2024, CNB had no outstanding short-term borrowings from the FHLB or the Federal Reserve’s Discount Window.

•

CNB’s Return on Average Assets and Return on Average Equity (“ROE”) of 0.93% and 9.21%, respectively, were lower for the twelve months ended December 31, 2024, compared to the same measures of 1.04% and 10.54%, respectively, for the twelve months ended December 31, 2023. The decline in CNB’s profitability metrics was primarily driven by the decline in net interest income after provision for credit losses, primarily as a result of the rise in deposit costs year over year and higher provision for credit losses, as well as higher non-interest expenses, partially offset by higher non-interest income.

Say-on-Pay Results and Shareholder Outreach

At the 2024 annual meeting of CNB shareholders, 13,586,047 shares, or 98.4% of votes cast, were for approval, on an advisory basis, of the compensation paid to CNB’s NEOs as disclosed in CNB’s proxy statement for that annual meeting. The ECC considered this affirmative feedback during 2024 when reviewing and determining CNB’s executive pay program and policies. CNB continues to have an annual say-on-pay vote on an advisory basis.

Prior to the 2025 annual meeting of CNB shareholders, as directed by the CNB Board of Directors, CNB conducted an institutional shareholder outreach program to the largest shareholders. CNB directly contacted shareholders representing approximately 47% of all outstanding shares and approximately 77% of shares that were institutionally held. Three institutional shareholders, collectively owning 11% of shares outstanding, responded to CNB’s request to discuss corporate governance topics in general, while six other investors, collectively owning 14% of shares outstanding, responded that a call is not needed at this time. Participants on the calls were Mr. Peduzzi and Mr. Lima, both of whom found the calls helpful to better understand the priorities of CNB’s institutional shareholders and shared such insights obtained with the CNB Board of Directors.

Compensation Philosophy

The ECC oversees CNB’s executive compensation philosophy, programs, and pay decisions for its executive officers.

The ECC’s expectation is that CNB’s executive management team should drive performance, produce appropriate returns and enhance value for shareholders. CNB targets its executive compensation program to be within a reasonable range of the median pay of financial institutions of similar size, region, and complexity (“Market Median”). CNB’s program is designed to provide variable incentives that will reward performance.

Compensation Objectives

The primary objectives of CNB’s executive compensation program are to:

•	Attract, retain, and motivate key executives to produce above-average operating results and shareholder returns for CNB;

•

Greater align the financial interests of the NEOs with those of CNB’s shareholders through incentive-based compensation that focuses on target performance areas that are meaningful to CNB’s shareholders; and

•	Provide a total compensation program that recognizes individual contributions as well as overall business results.

The table below illustrates how CNB designed its executive compensation program to reflect these compensation objectives:

Key Objectives	How CNB’s Compensation Program Supports this Objective
Attract, retain, and motivate key executives to drive shareholder returns for CNB	•

Provides competitive total compensation opportunities that target pay within a reasonable range of the Market Median (for meeting performance targets) with the ability to pay above market for driving superior results (or below market for sub-par performance)

	•	Encourages retention of NEOs through long-term incentive awards that include multi-year vesting conditions

Align the financial interests of the NEOs with those of CNB’s shareholders through incentive-based compensation	•	Provides incentives that are tied to CNB’s business plan and motivates performance that aligns with areas of shareholder interests and drives increasing shareholder value
	•	Requires stock ownership through stock ownership guidelines

Provide a total compensation program that recognizes individual contributions as well as overall business results	•	Uses a balanced scorecard approach for incentives to link day-to-day business decisions and execution of strategic plans and incentive payouts
	•	Incorporate risk-mitigating factors into the incentive program to discourage taking undue risk

Compensation Elements

CNB’s executive compensation program is designed to be simple, straightforward, and fair, and consists of the following elements:

•	Base salary;

•	Annual incentives;

•	Long-term incentives (equity); and

•	Benefits

Target Pay and Mix for Compensation Elements

The ECC reviews both total compensation and each element of compensation when making pay decisions and recommendations to the CNB Board of Directors.

In allocating compensation among these pay elements, CNB’s program is designed to provide a balance between fixed and variable compensation, cash and equity compensation, short and long-term performance, absolute and relative performance and corporate strategic goals and shareholder interests.

This balanced approach helps to mitigate the influence of any one element of compensation which might be considered to drive excessive risk taking.

Compensation Highlights

Summarized below are highlights with respect to CNB’s executive compensation program in 2024:

•

Measured absolute performance in CNB’s annual short-term incentives using a team-based approach with four common performance goals included in the formula for all NEOs, except for Mr. Peduzzi, who has one additional performance goal;

•	Continued to provide a significant portion of executive compensation in incentive-based pay (ensuring a pay-for-performance alignment);

•	Granted time-based long-term incentives through common stock-based awards intended to motivate long-term common stock value accretion and greater align the executives’ and shareholders’ interests;

•	Continued a separate performance-based long-term incentive program, with the opportunity to realize additional common stock awards, for executive officers;

•

With the assistance of an independent consultant, examined the competitiveness of CNB’s executive compensation program to confirm that it meets CNB’s objectives of attracting, retaining and motivating executives;

•	Continued to maintain a clawback policy;

•	Continued to require executives to meet or make reasonable progress toward achieving stock ownership guidelines; and

•

Retained risk mitigation features, such as including an element focused on the efficiency ratio and cost-control and an overall risk modifier (i.e. net charge-offs ratio) which could reduce payout amounts in the short-term incentive program.

Compensation Determination Process

The Role of the ECC

The ECC is composed of five non-employee, independent directors (as defined by the NASDAQ independence standards) selected from the CNB Board of Directors.

The ECC has overall responsibility for reviewing, establishing, and administering the policies that govern CNB’s executive compensation program. It determines the compensation of the NEOs and such determinations are submitted to the CNB Board of Directors for ratification. In discharging these responsibilities, the ECC seeks to maintain a position of both independence and alignment with respect to balancing the interests of CNB’s shareholders with those of the NEOs. The ECC also seeks to evaluate the reasonableness of the NEO’s compensation with regard to equity relative to internal peers, external peers and market value measures. The ECC has not delegated any of its responsibilities to individual members of the ECC or to a subcommittee of the ECC, although it has the discretion to do so.

The ECC has a charter, a copy of which is available on CNB’s website at www.cnbbank.bank. The ECC meets regularly regarding compensation issues, regularly participates in an executive session (without management) and receives input from its independent compensation consultant.

The Role of the Compensation Consultant

The ECC has the sole authority to retain and terminate a compensation consultant and to approve the consultant’s fees and all other terms of the scope of the consulting engagement. The ECC has direct access to outside advisors and consultants throughout the year.

During 2024, the ECC engaged Meridian Compensation Partners, LLC (“Meridian”), an independent compensation consulting firm that specializes in executive and board compensation matters and related governance issues. Meridian has been used by the ECC as the external compensation consultant for a number of years consecutively, ensuring consistency in measuring and monitoring CNB’s executive compensation program, and following up on the implementation of prior years’ initiatives. Meridian worked with the ECC to conduct executive and board compensation benchmarking, review market trends and best practices, and evaluate the reasonableness of base salaries, and performance-based short-term and long-term incentives to CNB’s executives. Meridian reported directly to the ECC and carried out its responsibilities as assigned by the ECC. After careful review, the ECC determined that Meridian satisfies the NASDAQ independence standards and identified no conflicts of interest in relation to the scope of their services to CNB and the ECC.

The Role of the CEO and Other Executive Officers

At the request of the ECC, the CEO and other executive officers may be present at ECC meetings for discussion purposes. None of the CEO or other executive officers, however, may be present during any deliberations or votes concerning their respective compensation. The CEO and other executive officers are not involved in the decisions made by the ECC, nor do they have a vote on any matters brought before the ECC.

The ECC solicits the recommendations of CNB’s President and CEO regarding the performance and compensation of the other NEOs. Ultimately, however, the ECC determines each NEO’s compensation. To determine the remuneration of the President and CEO, the ECC considers feedback from the peer analyses and best practices from Meridian, as outlined in the previous section, as well as internally developed goals from the CNB Board of Directors relative to the alignment of the President and CEO’s performance to CNB’s strategic initiatives.

Competitive Benchmarking

On an annual basis, the ECC reviews competitive market data and conducts a comprehensive compensation assessment. To assist in making compensation decisions, the ECC engaged Meridian to conduct a comprehensive competitive analysis of CNB’s executive compensation program. An updated version of Meridian’s annual peer and market compensation analysis was used as a reference source and key input for the ECC to set 2024 executive compensation levels, establish the NEO short-term and long-term incentive program, and assess the historical pay-for-performance relationship. In addition, this third-party consulting analysis provided the ECC with an independent and objective assessment of each element of compensation and total target compensation relative to market and peer group practices, the pay mix, and the pay-for-performance relationship.

In developing a market reference for its compensation review, Meridian used data from the (i) public company proxy peer group comprised of 22 financial corporations and (ii) published financial services industry compensation surveys. Meridian developed the peer group using objective parameters that reflect financial corporations of similar size (assets between $3.5 billion and $11.1 billion, approximately 0.6 to 2 times CNB’s asset size when the peer group was developed), geographic region and business model. The ECC reviewed and approved the peer group as developed and recommended by Meridian. The peer group is annually reviewed and updated as appropriate since the comparable financial corporations may change depending on acquisitions with other institutions that occur between annual analyses and any notable changes to the business focus of CNB or the peer institutions. Overall, the goal is to have 15 to 25 comparative financial corporations that approximate CNB’s asset size and region and provide a market perspective for NEO total compensation.

The following 22 financial corporations comprised the peer group:

Peer Group Company	Ticker Symbol
First Commonwealth Financial Corporation	FCF
Eagle Bancorp, Inc.	EGBN
Park National Corporation	PRK
S&T Bancorp, Inc.	STBA
Premier Financial Corp.	PFC
Stock Yards Bancorp, Inc.	SYBT
Tompkins Financial Corporation	TMP
Univest Financial Corporation	UVSP
Peoples Bancorp Inc.	PEBO
City Holding Company	CHCO
Financial Institutions, Inc.	FISI
Community Trust Bancorp, Inc.	CTBI
Farmers National Banc Corp.	FMNB
First Financial Corporation	THFF
Mid Penn Bancorp, Inc.	MPB
Carter Bankshares, Inc.	CARE
Primis Financial Corp.	FRST
Summit Financial Group, Inc.	SMMF
Peoples Financial Services Corp.	PFIS
Civista Bancshares, Inc.	CIVB
Shore Bancshares, Inc.	SHBI
MVB Financial Corp.	MVBF

2024 Compensation Program and Pay Decisions

CNB’s compensation program consists of four elements: base salary, annual or short-term incentives, long-term incentives (equity), and benefits. The following section summarizes the role of each element, how decisions are made and the resulting 2024 decision process as it relates to the NEOs.

Base Salary

CNB believes that a competitive base salary is essential to recruiting and retaining its NEOs. To that end, CNB aims to provide a competitive fixed pay (base salary) related to the NEO’s role and contribution.

The ECC uses the benchmark data provided by Meridian as a reference when setting each NEO’s base salary. The ECC targets a range around the Market Median but considers each NEO’s specific role with CNB, which may differ from similar positions at peers, as well as the respective NEO’s experience, contribution, and performance.

Close to each calendar year end, the ECC meets, reviews and sets each NEO’s base salary for the following calendar year to reflect competitive market conditions, individual experience, expertise and performance. The ECC considers input from CNB’s President and CEO when setting the base salaries of the other NEOs, but is solely responsible for determining the President and CEO’s base salary.

In determining the NEO’s base salaries for 2024, the ECC reviewed competitive market data, internal equity and individual performance and contributions. The CEO declined his base salary increase for 2024 as CNB implemented strategies to manage the rate of increase in its core cost base. Other NEOs’ base salary adjustments were made to recognize each respective executive’s performance and contribution and ensure compensation continues to be reasonably in line with market.

The 2024 salary adjustments were as follows:

NEO	Title	2023 Salary ($)	% Increase	2024 Salary ($)
Michael D. Peduzzi	President and Chief Executive Officer	623,000	—%	623,000
Tito L. Lima	Senior Executive V.P., Chief Financial Officer and Treasurer	330,044	5%	348,010
Martin T. Griffith	Senior Executive V.P., Chief Revenue Officer	351,000	5%	370,006
Angela D. Wilcoxson	Executive V.P., Chief Commercial Banking Officer	310,024	8%	336,024
Gregory M. Dixon	Executive V.P., Chief Credit Officer	265,044	10%	292,006

Annual Incentives

The primary objective of CNB’s annual incentive program is to motivate and reward employees for achieving performance goals that support its strategic plan. The annual incentive plan (the “Incentive Plan”) uses a balanced scorecard approach. The performance measures and goals are selected and approved by the ECC, and then affirmed by the CNB Board of Directors, at the beginning of each year. The ECC reviews CNB’s Incentive Plan annually. For 2024, the ECC modified the Incentive Plan by replacing commercial loan revenues with loan growth, combining interest-bearing deposit growth and noninterest-bearing deposit growth into a single deposit growth metric and removed the wealth and asset management fee. These changes were made to align the 2024 Incentive Plan with CNB’s key strategic goals.

For 2024, the ECC selected, and the CNB Board of Directors approved the following absolute metrics for the annual Incentive Plan: (i) fully-diluted EPS; (ii) efficiency ratio; (iii) organic loan growth (excluding syndicated loans); and (iv) deposit growth (excluding time deposits). For Mr. Peduzzi, the CEO, the ECC added a qualitative portion to his scorecard as a fifth component. The qualitative portion is based on his board-rated performance with respect to certain objectives for the year.

Each NEO has a target opportunity based on his or her position at CNB and competitive market data. For 2024, each NEO’s target opportunity (as a percentage of base salary) was reduced from 2023. An NEO can earn 60.87% of his or her target incentive for achieving minimum performance goals, 100% of target incentive for achieving target performance goals and 260.87% of target incentive for achieving stretch performance goals. Incentive payouts will be interpolated for performance at or above target. If performance falls between minimum performance and target performance levels, there is no interpolation of payout. If the minimum performance goal has not been achieved with respect to a performance goal, then no payout would be earned with respect to that performance goal.

For 2024, the target incentive payout for the CEO was reduced from 35% to 28.75%, and for the other NEOs the target incentive payout was reduced 35% to 20.13%, in conjunction with CNB’s efforts to manage the rate of growth in its operating expenses. This adjustment is intended to be temporary in nature as CNB continues to make progress in achieving its financial performance goals.

NEO	Title	2024 Incentive Target Opportunity (% of Base Salary)	2024 Incentive Target Opportunity ($)
Michael D. Peduzzi	President and Chief Executive Officer	28.75%	179,113
Tito L. Lima	Senior Executive V.P., Chief Financial Officer and Treasurer	20.13%	70,054
Martin T. Griffith	Senior Executive V.P., Chief Revenue Officer	20.13%	74,482
Angela D. Wilcoxson	Executive V.P., Chief Commercial Banking Officer	20.13%	67,642
Gregory M. Dixon	Executive V.P., Chief Credit Officer	20.13%	58,781

Actual performance versus all incentive goals for the NEOs was measured, compiled, and reviewed and approved by the ECC, and affirmed by the CNB Board of Directors, in January 2025, with the related accruals being accurately reflected in the year-end 2024 financial results. The resulting Incentive Plan payouts were made in February 2025.

The tables below summarize the Incentive Plan performance measures, goals and actual performance and the actual incentive earned for (i) Mr. Peduzzi and (ii) for each other NEO.

Michael D. Peduzzi – President and Chief Executive Officer:

The fully-diluted EPS metric achieved the minimum level performance goals only when the associated incentive expense was not fully incurred. Therefore, the ECC decided against making minimum incentive payouts related to the fully-diluted EPS metric. As part of the qualitative portion of the CEO’s incentive payout, the ECC awarded the payout at target level, reflecting the CEO overall contribution to CNB’s continued efforts in its growth and financial performance goals.

Performance Measure	Performance Goal					2024 Actual Performance
	Weight	Minimum	Target	Stretch	Incentive Target Opportunity %	Performance	Calculated Incentive %
Fully-Diluted EPS	35.0%	$2.39	$2.52	$2.90	10.07%	$2.39	0.00%
Efficiency Ratio	15.0%	67.50%	64.29%	54.65%	4.31%	65.47%	2.62%
Organic Loan Growth (Excluding Syndicated Loans)(1)	12.5%	$339,577	$357,449	$411,066	3.59%	$169,308	0.00%
Deposit Growth (Excluding Time Deposits)(1)	12.5%	$273,552	$287,949	$331,141	3.59%	$222,062	0.00%
Qualitative	25.0%	23.8%	25.0%	28.8%	7.19%	25.00%	7.19%

TOTAL	100%				28.75%		9.81%

(1)	In thousands

Remaining NEOs:

The fully-diluted EPS metric achieved the minimum level performance goals only when the associated incentive expense was not fully incurred. Therefore, the ECC decided against making minimum incentive payouts related to the fully-diluted EPS metric.

Performance Measure	Performance Goal					2024 Actual Performance
	Weight	Minimum	Target	Stretch	Incentive Target Opportunity %	Performance	Calculated Incentive %
Fully-Diluted EPS	35.0%	$2.39	$2.52	$2.90	7.05%	$2.39	0.00%
Efficiency Ratio	15.0%	67.50%	64.29%	54.65%	3.02%	65.47%	1.84%
Organic Loan Growth (Excluding Syndicated Loans)(1)	25.0%	$339,577	$357,449	$411,066	5.03%	$169,308	0.00%
Deposit Growth (Excluding Time Deposits)(1)	25.0%	$273,552	$287,949	$331,141	5.03%	$222,062	0.00%

TOTAL	100%				20.13%		1.84%

(1)	In thousands

Efficiency Ratio is calculated as non-interest expense, less core deposit intangible amortization, divided by the sum of non-interest income and net interest income, adjusted to include the tax equivalent income on tax exempt income from investments and loans.

Based on the ratio of net charge-offs to average loans, the Incentive Plan payouts are subject to a reduction of up to 50% in accordance with the following table:

CNB Bank net charge-offs / Average CNB Bank loans	Percentage of Incentive Plan Award Forfeited
Less than 0.20%	0%
0.20% to 0.24%	10%
0.25% to 0.29%	20%
0.30% to 0.34%	30%
Greater than 0.34%	50%

This provision supports CNB’s disciplined asset quality profile by reducing the overall incentive payouts under the Incentive Plan if loan charge-off results indicate that undue credit risks may have been taken to generate growth and revenues in achievement of short-term incentives. Loan charge-offs significantly in excess of 34 basis points could affect the payout of the total incentive based on the facts and circumstances surrounding the loss, subject to the recommendation of the President and CEO, and review by the ECC and CNB Board of Directors.

For the year ended December 31, 2024, CNB Bank’s ratio of net charge-offs to average loans was 0.13%. As a result, no incentive reductions for the NEOs were required under the Incentive Plan.

Considering CNB’s significant achievement in 2024, including increasing fully diluted EPS for each quarter in 2024, the ECC approved a discretionary bonus of $15,000 for each NEO, except for the CEO. The ECC’s decision to award a discretionary bonus to the NEOs (excluding Mr. Peduzzi) was based on the ECC’s assessment of the degree of effort and progress the NEOs achieved in building positive earnings performance momentum in light of a challenging economic environment. Despite CNB not achieving the overall incentive compensation financial goals under the annual incentive plan, CNB continued to make progress in its growth, profitability and customer-related initiatives that position CNB for long-term success and shareholder value accretion.

The following table summarizes the actual incentive award earned by each NEO for 2024, under CNB’s Incentive Plan:

NEO	Title	2024 Calculated Incentive Payout ($)	2024 Actual Incentive Payout ($)	2024 Actual Incentive Payout as % of Target Opportunity	2024 Actual Incentive Payout as % of Base Salary
Michael D. Peduzzi	President and Chief Executive Officer	61,116	61,116	34.1%	9.81%
Tito L. Lima	Senior Executive V.P., Chief Financial Officer and Treasurer	6,403	21,403	30.6%	6.15%
Martin T. Griffith	Senior Executive V.P., Chief Revenue Officer	6,808	21,808	29.3%	5.89%
Angela D. Wilcoxson	Executive V.P., Chief Commercial Banking Officer	6,183	21,183	31.3%	6.30%
Gregory M. Dixon	Executive V.P., Chief Credit Officer	5,373	20,373	34.7%	6.98%

Long-Term Incentives

CNB believes that its NEOs should be invested in CNB and have greater alignment with the same risks and rewards as its shareholders. The Long-Term Incentive Program (“LTIP”) consists of equally weighted performance-based and time-based restricted stock awards to align the interests of the NEOs with the long-term interests of CNB and its shareholders, encourage stock ownership and enhance CNB’s ability to retain top talent.

Long-term incentive grant value targets are generally set to be equal in value for respective corporate levels of the NEOs and are determined by the ECC based on consideration of a market range for long-term incentives of comparable peers that is provided by the compensation consultant, Meridian, with potential adjustments made by the ECC based on CNB’s performance and the individual NEO’s performance, role, contributions, and long-term potential with CNB. The long-term incentive grants made to the NEOs in 2024 are summarized below.

NEO	% of Base Salary	Total LTI Grant Value ($)	Restricted Stock Award – Time-Based # of Shares(1)	Restricted Stock Award – Performance Based Target # of Shares(1)
Michael D. Peduzzi	48%	299,977	7,522	7,522
Tito L. Lima	29%	99,961	2,341	2,341
Martin T. Griffith	27%	99,961	2,341	2,341
Angela D. Wilcoxson	22%	74,981	1,756	1,756
Gregory M. Dixon	26%	74,981	1,756	1,756

(1)

The number of shares granted is determined by the grant value divided by the grant date closing price (which for Mr. Peduzzi was $19.94 (based on a grant date of February 13, 2024) and for the other NEOs was $21.35 (based on a grant date of January 31, 2024)).

Time-based restricted stock vests in equal increments over three years (e.g., one third of the shares awarded vest per year beginning on the first anniversary of grant).

The performance-based restricted stock awards granted in 2024 provide the NEOs with the opportunity to receive between 0% and 150% of the target awards based on CNB’s achievement of the following performance goals during the three-year performance period that began on January 1, 2024 and will end on December 31, 2026. The metrics were selected to reflect performance goals that are aligned with the enhancement of long-term shareholder value.

Measure	Weight	Threshold	Target	Stretch
Relative EPS Growth	50%	35th percentile	50th percentile	75th percentile or greater
Relative Return on Average Equity	50%	35th percentile	50th percentile	75th percentile or greater
Payout Range (% of Target)	100%	50%	100%	150%

The performance will be measured against the S&P U.S. Small Cap Banks Index Constituents excluding Thrifts with assets between $2.5 billion and $10 billion as of the first trading day of the performance period (“Performance Comparator Group”). Actual performance between threshold, target and stretch will be interpolated. The performance-based restricted stock will vest after the performance period and when relative performance results are reviewed and approved by the ECC and affirmed by the CNB Board of Directors.

Benefits

CNB Bank maintains a 401(k) Savings Plan to attract and retain employees and help them meet their retirement goals. NEOs are eligible to participate in the 401(k) Savings Plan and receive matching employer contributions subject to plan and IRS limits. Further information is provided under the section below entitled “Compensation of CNB Executive Officers—Retirement Plan” beginning on page 95.

CNB and/or CNB Bank also maintains certain non-qualified retirement and deferred compensation plans. CNB believes that these non-qualified plans are an important element in retaining NEOs, as well as helping them meet their post-employment financial management goals. CNB provides:

•

Supplemental Executive Retirement Plan (“SERP”) – Each of Messrs. Peduzzi, Lima, and Griffith participate in a defined benefit SERP, which is designed to attract and retain qualified and experienced executive officers. Each SERP and the relevant provisions are established in a formal agreement between CNB Bank and the respective NEO. The narrative that follows the “Pension Benefits” table below contains a detailed description of each SERP.

•

Defined Contribution Plan – Mr. Dixon participates in a defined contribution plan pursuant to which CNB contributed an amount to the plan each year, on January 1st, equal to 10% of Mr. Dixon’s annual base salary. The plan was established in an agreement between CNB and Mr. Dixon. The narrative that follows the “Nonqualified Deferred Compensation and Executive Defined Contribution Plan” table below contains a detailed description of each defined contribution plan. In connection with the amendments to the SERP described in section below entitled “Compensation of CNB Executive Officers—Supplemental Executive Retirement Plan” beginning on page 96, and in order to ensure consistency of benefits for similarly-leveled NEOs, effective September 30, 2023, Mr. Lima’s prior participation in a similar defined contribution plan was frozen to prohibit future contributions and fully vest all contributions for Mr. Lima made through such date. Mr. Lima became a participant in the SERP on October 1, 2023. Mr. Lima will continue to receive annual earnings on the plan account balance.

•

Executive Deferred Compensation Plan – Each NEO can participate in this plan, which allows them to defer up to 75% of base compensation and 100% of annual incentive compensation until a date in the future. If 100% of incentive compensation is deferred, the executive is responsible for payment of applicable payroll taxes. CNB provides no inducement (matching or discretionary contribution) for NEOs to participate.

CNB provides certain NEOs with perquisites that the ECC believes are reasonable and consistent with its overall compensation philosophy and consistent with executive benefits that are customary in the financial services industry. Specifically, CNB provides each NEO the option to use a company-provided vehicle, as well as payment of club dues, both of which are included in taxable income. The ECC believes that these perquisites assist the NEOs in the performance of their respective job duties by providing a corporate-supported means to travel to the various banking divisions among CNB’s footprint, and opportunities to use club membership rights to develop and expand business contacts.

The ECC believes that CNB’s continued success depends, to a significant degree, on the skills and competence of certain members of its executive management team. CNB and CNB Bank have entered into executive employment contracts with each NEO (collectively, the “Employment Contracts”). These Employment Contracts are intended to ensure that CNB and CNB Bank will continue to maintain and retain experienced executive management.

CNB, CNB Bank and Mr. Peduzzi entered into an updated Employment Contract on November 27, 2023, with the initial term expiring on December 31, 2024. Thereafter, Mr. Peduzzi’s Employment Contract renews automatically for successive 36-month periods unless terminated by either party upon 120 days’ written notice. The Employment Contracts for Messrs. Lima, Griffith, Dixon and Ms. Wilcoxson shall automatically renew for successive terms of one year from the date of execution and each successive anniversary thereafter unless either party gives the other party one hundred and twenty days written notice of intent not to renew the contract prior to the end of the then-current term.

The Employment Contracts provide for a base salary to be established annually by the CNB Board of Directors and for annual increases, stock, stock options/rights and bonuses as may from time to time be awarded by the CNB Board of Directors. Each Employment Contract contains a covenant not to compete against CNB and CNB

Bank, their parent, affiliates or subsidiaries during the term of employment and thereafter for a period of 24 months, in the case of Messrs. Peduzzi, Griffith, Dixon and Ms. Wilcoxson, and a period of 36 months, in the case of Mr. Lima. In addition, each Employment Contract contains a covenant to protect CNB’s and CNB Bank’s confidential information.

The Employment Contracts also provide for severance payments in the event an NEO is terminated without “cause” (as such term is defined in the Employment Contracts) regardless of whether such termination is in connection with a change in control, or voluntarily terminates employment under certain specific “good reason” circumstances following a change in control. Such “good reason” circumstances include a material reduction in authorities, duties or responsibilities or assignment of duties inconsistent with current responsibilities, a material reduction in salary or other benefits, and reassignment to a location greater than 25 miles from the current location. Following such a termination of employment, if such NEO timely executed and does not revoke a general release of claims, (i) Messrs. Peduzzi, Lima, and Griffith will be entitled to receive a lump sum cash payment equal to 2.5 times the sum of (a) his base salary, plus (b) the average incentive bonus paid over the preceding three-year period; and (ii) Ms. Wilcoxson and Mr. Dixon will be entitled to receive a lump sum cash payment equal to 2.0 times the sum of (a) their average base salary, plus (b) the average incentive bonus paid over the preceding three-year period. Mr. Peduzzi and his family are also eligible to receive up to six months of continued group medical, dental, and vision coverage at the then-current active employee contribution rate for such coverage. Additionally, accelerated vesting of outstanding time-based unvested restricted stock awards will occur and restrictions will lapse. Outstanding performance-based awards will vest and restrictions will lapse, prorated by the number of full months from award date to the change in control or termination without cause date, and the denominator of which equals 36, with the performance goals measured as of the most recently completed fiscal quarter.

Cash and benefits paid to a NEO under the Employment Contracts together with payments under other benefit plans following a change in control may constitute an “excess parachute” payment under Section 280G of the Code, resulting in the imposition of a 20% excise tax on the recipient and the denial of the deduction for such excess amounts to CNB or CNB Bank. If amounts payable to the NEO would be excess parachute payments, then the NEO’s severance benefits will be reduced to that amount that would result in no portion being an excess parachute payment unless payment of the full severance amount would result in the executive receiving an amount equal to or greater than 110% of the reduced amount on an after-tax basis. The Employment Contracts do not provide for tax indemnity for any such potential excise taxes that may be due by the NEOs.

Impact of Accounting and Tax

The ECC and CNB’s executive management team consider the accounting and tax (individual and corporate) consequences of the compensation plans prior to making changes to the plans.

Section 162(m) of the Code prohibits publicly held companies from deducting annual compensation in excess of $1,000,000, for U.S. federal income tax purposes, paid to the CEO and all other NEOs (and certain former NEOs) in any one fiscal year. While the ECC recognizes the importance of tax deductibility and endeavors to formulate its compensation program in a tax-effective manner, it also believes it is critical to balance tax deductibility with ensuring that CNB’s programs are designed appropriately to recognize and reward executive performance, such that at times current tax deductibility limits may be exceeded.

The ECC has considered the impact of the Financial Accounting Standards Board ASC Topic 718 on CNB’s equity incentives as a key retention tool.

Stock Ownership Guidelines

In 2014, the CNB Board of Directors adopted stock ownership guidelines (the “Executive Stock Ownership Guidelines”) for executive officers of CNB and CNB Bank and its regional bank presidents. The CNB Board of

Directors believes that a certain level of stock ownership of senior management further aligns their interests and actions with the interests of CNB’s shareholders. The Executive Stock Ownership Guidelines require Mr. Peduzzi, in his capacity as President and CEO, to continuously build his common stock ownership during the period of his employment until the number of shares of CNB’s common stock he owns, when multiplied by the market value of CNB’s common stock, results in a total common stock ownership value equal to 300% or more of his then-base salary.

All other executive officers of CNB and CNB Bank and its regional bank presidents are required to build ownership during the period of their employment to a number of shares of CNB’s common stock which, when multiplied by the market value of CNB’s common stock, equals 150% or more of the executive’s then-base salary. The Executive Stock Ownership Guidelines provide that until a person subject to the Executive Stock Ownership Guidelines achieves the percentage ownership target under such guidelines, the person may not dispose of any shares of common stock, including those received from the long-term incentive equity compensation, other than for purposes of paying the applicable taxes associated with such awards. The Executive Stock Ownership Guidelines are administered and enforced by the ECC, and compliance is monitored and reported to the ECC by CNB’s President and CEO.

All NEOs continue to be on track towards achieving and/or maintaining their minimum stock ownership levels as required under the Executive Stock Ownership Guidelines. While Messrs. Lima and Dixon are compliant with the minimum ownership requirements, Messrs. Peduzzi and Griffith and Ms. Wilcoxson became subject to the Executive Stock Ownership Guidelines within the last few years and continue to make progress towards achieving their minimum ownership requirements.

Hedging and Pledging Policy

All directors and employees of CNB are prohibited from engaging in any speculative transaction designed to hedge or offset any decrease in the market value of CNB’s securities, including hedging and/or pledging of CNB’s common stock. Effective August 11, 2015, CNB also prohibited any pledging of CNB’s securities in a margin account and restricted all other pledging of CNB’s securities by requiring directors and employees to obtain prior approval of the Chief Financial Officer before entering into any such agreement. CNB securities that were pledged as of August 11, 2015 as collateral for a loan are grandfathered and may continue to be pledged until released pursuant to the terms of relevant agreements.

Clawback/Recoupment Policy

The CNB Board of Directors has adopted a clawback policy for incentive compensation. The policy provides for mandatory clawback in certain situations in compliance with SEC and NASDAQ rules. Specifically, in the event CNB’s financial results are restated due to material noncompliance with any financial reporting requirement, CNB is required (except in limited circumstances) to recover the amount of excess incentive compensation received by any covered officer. The policy applies to CNB’s executive officers, its principal accounting officer and any other employee who may from time to time be deemed subject to the policy by the ECC.

The clawback period covers the three completed fiscal years preceding the date CNB determines that it is required to prepare an accounting restatement. Excess incentive compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure that was in excess of the amount that such covered officer would have received taking into account the restated financial results. The ECC administers the policy which is available on CNB’s website and has been filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2023.

CNB made immaterial revisions to amounts reported in previously issued financial statements for the periods presented in its Quarterly Report on Form
10-Q
for the quarter ended
June 30, 2024
. The revisions relate to the classification of completed construction loans not being reported in the appropriate permanent loan segment classification. These revisions had no impact on CNB’s net income, balance sheet or cash flows. The
ECC
reviewed
the
revisions in accordance with CNB’s clawback policy and determined that the revisions did not affect any incentive compensation approved, awarded, or granted and would therefore not result in the recoupment of any compensation under CNB’s clawback policy.
Insider Trading and Reporting Compliance Policy
The CNB Board of Directors has adopted an Insider Trading and Reporting Compliance Policy that governs the purchase, sale, and/or other disposition of CNB’s securities by directors, officers, and employees. The Insider Trading and Reporting Compliance Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and NASDAQ listing standards. Transactions by CNB in its own securities are monitored by external legal counsel for compliance with applicable securities laws. A copy of CNB’s Insider Trading and Reporting Compliance Policy will be filed as Exhibit 19.1 to CNB’s Annual Report on
Form 10-K
for the year ended December 31, 2024.

Reducing the Possibility of Excess Risk-Taking

The ECC has determined that the risks arising from the compensation policies and practices for executives of CNB are not reasonably likely to have a material adverse effect on CNB as a whole.

Several features of CNB’s cash and stock-based incentive program reduce the likelihood of excessive risk-taking:

•	The program design provides a balanced mix of cash and equity, and annual (short-term) and long-term incentives.

•	The ECC and the CNB Board of Directors set performance goals that they believe are reasonable in light of past performance and market conditions.

•	Both absolute performance goals and relative performance goals are included in the incentive programs in order to appropriately balance risk/reward when developing strategic goals.

•	CNB’s annual incentive program limits individual payout amounts to 150% of the target payout amounts.

•

The time-based portion of long-term incentive equity grants typically vest over a three-year period to encourage the NEOs to both stay with CNB and maintain a long-term shareholder value building perspective.

•	CNB has a clawback policy that allows for the recoupment of any cash and/or equity annual or long-term incentive compensation payouts following certain triggering events.

•	The NEOs are subject to stock ownership guidelines, as discussed above, which CNB believes support greater alignment of the NEOs’ interests with the interests of its shareholders.

•

CNB uses restricted stock instead of stock options because restricted stock retains value even in a depressed market and NEOs will be less likely to take unreasonable risks to get, or keep, options “in-the-money.”

•	The ECC has downward discretion over the annual incentive program and long-term incentive payouts.

•	For compensation benchmarking purposes, CNB employs an appropriate peer group derived from a standardized process.

•	CNB retains an independent compensation consultant who keeps the ECC aware of market trends and best practices.

CNB COMPENSATION COMMITTEE REPORT

The ECC met with management to review and discuss CNB’s Compensation Discussion and Analysis disclosures in this joint proxy statement/prospectus. Based on such review and discussion, the ECC recommended to the CNB Board of Directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus and incorporated by reference in CNB’s Annual Report on Form 10-K for the fiscal year ending December 31, 2024, and the CNB Board of Directors has approved that recommendation.

Submitted by the Executive Compensation and Personnel Committee:

Michael Obi, Committee Chairperson	Jeffrey S. Powell	Nicholas N. Scott
Francis X. Straub, III	Julie Young

COMPENSATION OF CNB EXECUTIVE OFFICERS

Summary Compensation Table

The following table presents, for the three years ended December 31, 2024, 2023, and 2022, the cash compensation paid by CNB and its subsidiaries, as well as certain other compensation paid or accrued for those years, to each of the NEOs.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Restricted Stock Awards(2) ($)		Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
Michael D. Peduzzi	2024	623,000	—	299,977	(6)	61,116	182,556	33,302	1,199,951
President and Chief	2023	623,000	—	199,991		54,513	240,157	57,749	1,175,410
Executive Officer of CNB; Chief Executive Officer of CNB Bank	2022	500,000	—	50,001		209,950	278,205	72,333	1,110,489

Tito L. Lima	2024	348,010	15,000	99,961	(6)	6,403	257,448	38,556	765,378
Chief Financial Officer and	2023	330,044	—	99,953		25,413	64,164	114,627	634,201
Treasurer of CNB; Senior Executive Vice President and Chief Financial Officer of CNB Bank	2022	300,000	—	59,991		125,970	1,086	128,841	615,888

Martin T. Griffith	2024	370,006	15,000	99,961	(6)	6,808	630,548	35,517	1,157,840
Senior Executive Vice	2023	351,000	—	99,953		27,027	125,237	60,479	663,696
President and Chief Revenue Officer of CNB Bank	2022	325,000	—	75,002		136,468	—	56,509	592,979

Angela D. Wilcoxson(8)	2024	336,024	15,000	74,981	(6)	6,183	—	43,686	475,874
Executive Vice President, Chief Commercial Banking Officer of CNB Bank

Gregory M. Dixon(8)	2024	292,006	15,000	74,981	(6)	5,373	1,474	76,428	465,262
Executive Vice President, Chief Credit Officer of CNB Bank

(1)	Amount reflects the discretionary adjustment approved by the CNB Board of Directors with respect to the NEO’s entitlement under the 2024 Incentive Plan.
(2)

This column reflects shares of restricted stock awarded under the 2019 Plan valued at the dollar amount recognized for financial reporting purposes in accordance with ASC Topic 718. The shares of restricted stock that remain subject to forfeiture entitle the NEO to all of the rights of a shareholder generally, including the right to vote the shares and receive any dividends that may be paid thereon. The shares of time based restricted stock awards vest in equal annual installments over a three-year period. The shares of performance-based restricted stock performance awards cliff vest at the end of a three-year performance period. The shares continue to be subject to risk of forfeiture, which will lapse upon vesting.

(3)	Amount represents annual cash incentive payments earned under CNB’s 2024 Incentive Plan, prior to any discretionary adjustment by the CNB Board of Directors.

(4)

Amount reflects the change in value of CNB’s non-qualified supplemental executive retirement plans with each of Messrs. Peduzzi, Lima, and Griffith, based on plans established or amended as reported in the Current Report on Form 8-K dated October 2, 2023. Additionally, for Messrs. Lima and Dixon, amounts represent above-market interest or earnings credited on deferred compensation under CNB’s nonqualified deferred compensation plans, as calculated pursuant to Item 402(c)(2)(viii)(B) of SEC Regulation S-K, of $2,118 and $1,474 respectively. For this purpose, interest or earnings on deferred compensation is above-market if the rate of interest exceeds 120% of the applicable federal long-term rate, with compounding at a rate that corresponds most closely to the rate under the applicable plan at the time the interest rate or formula is set. A discussion of CNB’s nonqualified deferred compensation plans is provided below in the subsection entitled “—Nonqualified Deferred Compensation Plan and Executive Defined Contribution Plan” beginning on page 97.

(5)	Amounts stated in the “All Other Compensation” column for 2024 include:

Name	Profit-Sharing Contribution* ($)	401(k) Match Contribution ($)	Company Contributions to Nonqualified Defined Contribution Plan** ($)	Life Insurance Premiums ($)	Auto Benefits ($)	Club Dues*** ($)	Total ($)
Michael D. Peduzzi	—	17,250	—	1,093	14,959	—	33,302
Tito L. Lima	—	17,250	—	1,158	13,841	6,307	38,556
Martin T. Griffith	—	17,250	—	1,463	3,006	13,798	35,517
Angela D. Wilcoxson	15,642	17,250	—	738	1,474	8,582	43,686
Gregory M. Dixon	13,760	15,682	29,201	430	13,264	4,091	76,428

*

NEOs are ineligible to receive profit-sharing contributions in the first year following their achievement of NEO status. Thus, Ms. Wilcoxson and Mr. Dixon will be ineligible for profit-sharing contributions for 2025.

**	Contributions by CNB to the Nonqualified Defined Contribution Plan as outlined in the benefits section for Mr. Dixon.
***	It is the policy of CNB to pay dues to certain service and social organizations for executive officers who choose to use such benefit.
(6)

In 2024, all NEOs received performance-based restricted stock awards. The amount reported for the value of the awards is based on the aggregate compensation cost to be recognized over the three-year service period based on the most probable outcome, in accordance with ASC Topic 718. The amount reported above represents the value of the award at the grant date assuming that the target level of performance conditions would be achieved. Performance restricted stock awards granted in 2024 may pay out up to 150% of the target award, which would have amounted to the grant date fair values listed as the maximum total grant date fair value for each NEO as follows: Mr. Peduzzi, $374,972; Mr. Lima, $124,962; Mr. Griffith, $124,962; Ms. Wilcoxson, $93,727; and Mr. Dixon, $93,727. CNB includes the assumptions used in the calculation of these amounts in the footnotes to its audited financial statements included in its respective Annual Reports on Form 10-K for the fiscal years ended December 31, 2024, 2023 and 2022.

(8)	Ms. Wilcoxson and Mr. Dixon each became an NEO for the first time for the 2024 calendar year.

Pay Versus Performance

Year	Summary Comp. Table Total for CEO - Michael D. Peduzzi (1) ($)	Summary Comp. Table Total for CEO - Joseph B. Bower, Jr. (2) ($)	Comp. Actually Paid to CEO - Michael D. Peduzzi (1) ($)	Comp. Actually Paid to CEO - Joseph B. Bower, Jr. (2) ($)	Average Summary Comp. Table Total for Non-CEO NEOs (3) ($)	Average Comp. Actually Paid to Non-CEO NEOs (3) ($)	Value of Initial Fixed $100 Investment Based On:		Net Income (5) ($)	Fully- Diluted Earnings Per Share ($)
							TSR	Peer Group TSR (4)
2024	1,199,951	—	1,269,814	—	716,089	711,341	89	118	54,575	2.39
2023	1,175,410	—	1,262,008	—	599,987	614,400	78	103	58,020	2.55
2022	1,110,489	2,432,571	1,117,076	1,612,982	628,263	625,017	79	100	63,188	3.26
2021	—	3,028,549	—	1,734,559	557,132	570,275	86	106	57,707	3.16
2020	—	1,608,420	—	1,107,862	470,922	402,368	67	77	32,743	1.97

(1)	Mr. Peduzzi was appointed President and Chief Executive Officer, effective December 31, 2022.
(2)	Mr. Bower retired from his position as President and Chief Executive Officer, effective December 31, 2022.
(3)
For fiscal year 2024, CNB’s
non-CEO
NEOs were Messrs. Lima, Griffith, and Dixon, and Ms.
Wilcoxson
. For fiscal year 2023 and 2022, CNB’s
non-CEO
NEOs were Messrs. Lima, Greslick, and Griffith, and Ms. Kassab. For fiscal years 2021 and 2020 CNB’s non-CEO
NEOs were Messrs. Lima, Greslick, Griffith and Joseph E. Dell, Jr.

(4)
The TSR peer group utilized is the same peer group disclosed in the section above titled “CNB Compensation Discussion and Analysis—Competitive Benchmarking” beginning on page 74. The peer group used for
2024
included the addition
of
three banks and removal of three banks that were not in the prior year’s peer group. The changes to the peer group were primarily driven by changes in peer bank asset size, with banks removed or added to create a peer group more similar in asset size to CNB. The peer group TSR calculated using the 2022 peer group is presented below:

	Value of Initial Fixed $100 Investment Based On:

Year	TSR	2022 Peer Group TSR
2024	89	114
2023	78	102
2022	79	100
2021	86	106
2020	67	77

(5)	Presented in thousands
(6)	Compensation actually paid (“CAP”) is defined by the SEC and is computed by starting with the “Total” column of the Summary Compensation Table (“SCT”) for each year and then:

•	subtracting the amount in the “Restricted Stock Awards” column of the SCT for such year,

•
adding, for all unvested equity awards granted during the reporting year and outstanding on the last day of the reporting year, the fair value as of the last day of the reporting year, utilizing the same assumptions as the Outstanding Equity Awards at 2024 Fiscal
Year-End
table below.

•
adding, for all unvested equity awards granted prior to the reporting year and outstanding on the last day of the reporting year, the change in fair value from the last day of the preceding year to the last day of the reporting year, utilizing the same assumptions as the Outstanding Equity Awards at 2024 Fiscal
Year-End
table below.

•	adding, for equity awards vesting during the reporting year, the change in fair value from the last day of the preceding year to the vesting date,

•	adding the value of any dividends or other earnings paid in the reporting year on unvested equity awards that are not otherwise included in the total compensation for the reporting year,

•	subtracting the amount in the “Change in Pension Value & Nonqualified Deferred Compensation Earnings” column of the SCT for such year, and

•
adding, for all defined benefit and actuarial pension plans, (i) the service cost, calculated as the actuarial present value attributable to services rendered during the reporting year, plus (ii) the prior service cost, calculated as the entire cost of benefits granted in a plan amendment during the reporting year that are attributed by the benefit formula to services rendered in periods prior to the amendment.

The fair value of equity awards is computed in a manner consistent with the fair value methodology used to report Outstanding Equity Awards at Fiscal
Year-End.
This may result in a difference in the share value input used for the fair value calculation at year-end
when compared to the share value used for performance-based share awards at time of award. The following tables reflect the adjustments made to SCT total compensation to compute CAP for the position of CEO and average CAP for CNB’s other NEOs:

CEO SCT Total to CAP Reconciliation – Michael D. Peduzzi	2024	2023	2022
SCT Total Compensation	$1,199,951	$1,175,410	$1,110,489
SCT Restricted Stock Awards	(299,977)	(199,991)	(50,001)
Fair Value of New Unvested Equity Awards	373,994	316,373	55,669
Change in Fair Value of Existing Unvested Equity Awards	(35,545)	(4,528)	(6,306)
Change in Fair Value of Vesting Equity Awards	(1,701)	(3,144)	(105)
Dividends on Unvested Equity Awards	9,116	3,823	2,488
SCT Change in Pension Value & Nonqualified Deferred Compensation Earnings	(182,556)	(240,157)	(278,205)
Service Cost & Prior Service Cost	206,532	214,222	283,047

CAP	$1,269,814	$1,262,008	$1,117,076

CEO SCT Total to CAP Reconciliation – Joseph B. Bower, Jr.	2022	2021	2020
SCT Total Compensation	$2,432,571	$3,028,549	$1,608,420
SCT Restricted Stock Awards	(261,010)	(272,400)	(347,079)
Fair Value of New Unvested Equity Awards	—	286,041	192,291
Change in Fair Value of Existing Unvested Equity Awards	—	76,316	(156,339)
Change in Fair Value of Vesting Equity Awards	3,631	19,005	45,515
Fair Value of New Vested Equity Awards	232,476	—	—
Fair Value as of Prior Year-end of Equity Awards Forfeited	(258,031)	—	—
Dividends on Unvested Equity Awards	10,706	6,933	4,842
SCT Change in Pension Value & Nonqualified Deferred Compensation Earnings	(902,701)	(1,760,834)	(467,045)
Service Cost & Prior Service Cost	355,340	350,949	227,257

CAP	$1,612,982	$1,734,559	$1,107,862

Average Non-CEO NEOs SCT Total to CAP Reconciliation	2024	2023	2022	2021	2020
SCT Total Compensation	$716,089	$599,987	$628,263	$557,132	$470,922
SCT Restricted Stock Awards	(87,471)	(99,953)	(76,257)	(66,438)	(73,438)
Fair Value of New Unvested Equity Awards	101,851	117,016	84,907	69,940	42,335
Change in Fair Value of Existing Unvested Equity Awards	(9,326)	(4,721)	(11,407)	15,104	(31,109)
Change in Fair Value of Vesting Equity Awards	(5,300)	(7,198)	2,085	(969)	(3,771)
Dividends on Unvested Equity Awards	2,560	2,399	1,971	2,000	1,766
SCT Change in Pension Value & Nonqualified Deferred Compensation Earnings	(221,470)	(56,571)	(19,987)	(23,198)	(17,301)
Service Cost & Prior Service Cost	214,408	63,441	15,442	16,704	12,964

CAP	$711,341	$614,400	$625,017	$570,275	$402,368

Pay Versus Performance Descriptive Disclosure
The following financial measures were determined by the CNB Board of Directors to be the most important measures used to link its NEOs’ (including the President and Chief Executive Officer) CAP to CNB’s performance during the most recently completed fiscal year.

•	Fully-diluted EPS

•	Efficiency Ratio

•	Loan Growth

•	Deposit Growth (excluding Time Deposits)

•	Return on Equity
Comparison of Corporation TSR versus Peer Group TSR
As shown in the chart below, CNB’s TSR is less than CNB’s peer group TSR.

Total Shareholder Return: Corporation vs Peer Group
140
120
100
80
60
2020
2021
2022
2023
2024
Corporation TSR
Peer Group TSR

Comparison of Compensation Actually Paid versus Corporation TSR
The chart below displays the CAP to CNB’s President and Chief Executive Officer and the average CAP to its other non-CEO
NEOs with our TSR for the past five years. Mr. Peduzzi was appointed President and Chief Executive Officer of CNB, effective December 31, 2022, upon Mr. Bower’s retirement. Mr. Peduzzi’s promotion was the primary driver of his higher CAP received in 2023 versus 2022 as a result of an increase in his base salary and restricted stock awards.

CAP vs. Total Shareholder Return
CAP ($ in thousands)
TSR Value of Fixed $100 Investment
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$—
150
125
100
75
50
25
0
$1,108
$402
$1,735
$570
$1,613
$625
$1,117
$614
$1,262
$711
$1,270
2020
2021
2022
2023
2024
CAP to CEO - Bower
CAP to CEO - Peduzzi
Average CAP to Non-CEO NEOs
Corporation TSR

Comparison of Compensation Actually Paid versus Net Income
The chart below compares the CAP to CNB’s President and Chief Executive Officer and the average of the CAP to its other non-CEO
NEOs to net income for the past five years.

CAP vs. Net Income
CAP ($ in thousands)
Net Income ($ in millions)
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$—
$80
$70
$60
$50
$40
$30
$20
$10
$—
$1,108
$402
$1,735
$570
$1,613
$625
$1,117
$614
$1,262
$711
$1,270
2020
2021
2022
2023
2024
CAP to CEO - Bower
CAP to CEO - Peduzzi
Average CAP to Non-CEO NEOs
Net Income

Comparison of Compensation Actually Paid versus Company-Selected Measure (“CSM”)
The chart below compares the CAP to CNB’s President and Chief Executive Officer’s and average of the CAP to other non-CEO
NEOs and CNB’s CSM, fully-diluted EPS for the past five years.

CAP vs. CSM: Fully-Diluted EPS
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$—
CAP ($ in thousands)
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$—
Fully-Diluted EPS
$1,108
$402
$1,735
$570
$1,613
$625
$1,117
$614
$1,262
$711
$1,270
2020
2021
2022
2023
2024
CAP to CEO - Bower
CAP to CEO - Peduzzi
Average CAP to Non-CEO NEOs
Fully-Diluted EPS

Stock Incentive Plan
The 2019 Plan was initially adopted by the CNB Board of Directors and subsequently approved by CNB’s shareholders at its annual meeting of shareholders held in 2019. Certain full or part-time employees of CNB, any parent, subsidiary or affiliate thereof, or persons who serve CNB or an affiliate as a director, are eligible to receive awards under the 2019 Plan. Awards may be granted in the form of options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, unrestricted stock, dividend equivalent rights, other equity-based awards and cash bonus awards. The 2019 Plan provides that the exercise price of each option will be determined by the ECC, provided that the per share exercise price will be equal to or greater than 100% of the fair market value of a share of CNB common stock on the grant date. Generally, the term of an option will not exceed ten years from the grant date. For this purpose, fair market value is determined by reference to the closing price of the common stock on the date of grant or, if the grant date is not a trading day, the trading day immediately preceding the grant date. If CNB’s shareholders approve the 2025 Plan, the 2025 Plan will replace the 2019 Plan as the means by which CNB makes equity awards to key persons, including the NEOs.

Grants of Plan-Based Awards in 2024

			Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards(1)			All Other Share Awards: Number of Shares or Share Units(2)	Grant Date Fair Value of Shares(3)
Name	Approval Date	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Michael D. Peduzzi	—	4/27/24	109,026	179,113	467,251	—	—	—	—	—
	2/13/24	2/13/24	—	—	—	3,761	7,522	11,283	—	149,989
	2/13/24	2/13/24	—	—	—	—	—	—	7,522	149,989

Tito L. Lima	—	4/27/24	42,642	70,054	182,751	—	—	—	—	—
	1/16/24	1/31/24	—	—	—	1,171	2,341	3,512	—	49,980
	1/16/24	1/31/24	—	—	—	—	—	—	2,341	49,980

Martin T. Griffith	—	4/27/24	45,337	74,482	194,302	—	—	—	—	—
	1/16/24	1/31/24	—	—	—	1,171	2,341	3,512	—	49,980
	1/16/24	1/31/24	—	—	—	—	—	—	2,341	49,980

Angela D. Wilcoxson	—	4/27/24	41,173	67,642	176,457	—	—	—	—	—
	1/16/24	1/31/24	—	—	—	878	1,756	2,634	—	37,491
	1/16/24	1/31/24	—	—	—	—	—	—	1,756	37,491

Gregory M. Dixon	—	4/27/24	35,780	58,781	153,341	—	—	—	—	—
	1/16/24	1/31/24	—	—	—	878	1,756	2,634	—	37,491
	1/16/24	1/31/24	—	—	—	—	—	—	1,756	37,491

(1)

Performance shares cliff vest at the end of the three-year performance period based on CNB’s performance, as discussed in greater detail in the section above entitled “CNB Compensation Discussion and Analysis—2024 Compensation Program and Pay Decisions—Long-Term Incentives” beginning on page 78.

(2)

Time-based awards vest incrementally over a three-year period, as discussed in greater detail in the section above entitled “CNB Compensation Discussion and Analysis—2024 Compensation Program and Pay Decisions—Long-Term Incentives” beginning on page 78.

(3)	Fair value of stock award computed in accordance with ASC Topic 718.

Outstanding Equity Awards at 2024 Fiscal Year-End

Name	Award Year	Number of Time-Based Shares That Have Not Vested (#)		Market Value of Shares That Have Not Vested(1) ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)		Equity Incentive Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($)
Michael D. Peduzzi	2021	1,163	(2)	28,912	—		—
	2022	312	(3)	7,756	1,404	(9)	34,903
	2023	3,735	(5)	92,852	5,602	(6)	139,266
	2024	7,522	(7)	186,997	7,522	(8)	186,997

	Total	12,732		316,517	14,528		361,166

Tito L. Lima	2022	373	(3)	9,273	1,685	(9)	41,889
	2023	1,382	(10)	34,357	2,072	(4)	51,510
	2024	2,341	(11)	58,197	2,341	(12)	58,197

	Total	4,096		101,827	6,098		151,596

Martin T. Griffith	2022	468	(3)	11,634	2,106	(9)	52,355
	2023	1,382	(10)	34,357	2,072	(4)	51,510
	2024	2,341	(11)	58,197	2,341	(12)	58,197

	Total	4,191		104,188	6,519		162,062

Angela D. Wilcoxson	2020	175	(13)	4,351	—		—
	2022	249	(3)	6,190	1,124	(9)	27,943
	2023	1,036	(10)	25,755	1,554	(4)	38,632
	2024	1,756	(11)	43,654	1,756	(12)	43,654

	Total	3,216		79,950	4,434		110,229

Gregory M. Dixon	2022	249	(3)	6,190	1,124	(9)	27,943
	2023	1,036	(10)	25,755	1,554	(4)	38,632
	2024	1,756	(11)	43,654	1,756	(12)	43,654

	Total	3,041		75,599	4,434		110,229

(1)	Amount shown represents the number of awards that have not vested as of December 31, 2024, multiplied by the closing price of CNB’s common stock on December 31, 2024, which was $24.86.
(2)	Stock awards vest 20% annually on August 31 following the grant date which was November 1, 2021.
(3)	Stock awards vest 33% annually on January 31 following the grant date, which was January 31, 2022.
(4)	The number of shares reported represents the target number of performance shares awarded on January 31, 2023.
(5)	Stock awards vest 33% annually on January 31 following the grant date, which was June 27, 2023.
(6)	The number of shares reported represents the target number of performance shares awarded on June 27, 2023.
(7)	Stock awards vest 33% annually on January 31 following the grant date, which was February 13, 2024.
(8)	The number of shares reported represents the target number of performance shares awarded on February 13, 2024.
(9)	The number of shares reported represents the max number of performance shares awarded on January 31, 2022.
(10)	Stock awards vest 33% annually on January 31 following the grant date, which was January 31, 2023.
(11)	Stock awards vest 33% annually on January 31 following the grant date, which was January 31, 2024.
(12)	The number of shares reported represents the target number of performance shares awarded on January 31, 2024.
(13)	Stock awards vest 20% annually on August 24 following the grant date, which was August 24, 2020.

Restricted Stock Awards and Stock Vested

The following table sets forth information concerning the vesting in 2024 of time-based and performance-based restricted stock awards granted to the NEOs. CNB did not issue nor does it have any outstanding stock options.

	Time-Based		Performance-Based		Total
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Michael D. Peduzzi(2)	2,761	60,670	—	—	2,761	60,670
Tito L. Lima	1,421	30,338	1,455	31,064	2,876	61,402
Martin T, Griffith	1,515	32,345	1,455	31,064	2,970	63,410
Angela D. Wilcoxson	1,061	23,256	485	10,355	1,546	33,611
Gregory M. Dixon	1,005	21,457	969	20,688	1,974	42,145

(1)	Value realized calculated by multiplying the number of shares vesting by the closing price of CNB’s common stock on the applicable vesting dates.
(2)	Mr. Peduzzi did not receive a performance based equity incentive plan award in 2021 since his hire date of August 31, 2021 was after the award grant date of January 31, 2021.

Pension Benefits

Supplemental Executive Retirement – Defined Benefit

Name	Plan Name		Number of Years Credited Service	Present Value of Accumulated Benefit ($)
Michael D. Peduzzi	SERP	(1)	3	525,242
Tito L. Lima	SERP	(1)	6	339,085
Martin T. Griffith	SERP	(1)	9	445,357
Angela D. Wilcoxson	—		—	—
Gregory M. Dixon	—		—	—

(1)	The SERP is described below. The cost of these plans is effectively offset by tax-free earnings from CNB Bank-owned life insurance.

Retirement Plan

CNB maintains the CNB Bank Employee’s Savings and Profit Sharing Plan and Trust (the “Plan”). The Plan permits eligible employees to make pre-tax and Roth contributions up to 70% of their salary. Employees 21 years of age or over with a minimum of 90 days of service are eligible for matching contributions by CNB at 100% of elective contributions not to exceed 5% of plan salary. A profit-sharing discretionary non-contributory pension plan component is in place for employees 21 years of age or over with a minimum of one-year with 1,000 hours service and allows employer contributions in an amount equal to a percentage of eligible compensation plus 5.7% of the compensation for all employees in excess of $168,600, subject to a $345,000 salary limit. NEOs in CNB’s 2024 proxy statement report (other than Ms. Wilcoxson and Mr. Dixon who achieved NEO status for the first time in 2024) were not eligible to participate in the profit-sharing plan in 2024. NEOs are ineligible to receive profit-sharing contributions in the first year following their achievement of NEO status. Thus, Ms. Wilcoxson and Mr. Dixon will be ineligible for profit-sharing contributions for 2025. CNB’s total contributions to the Plan for all employees were approximately $2.4 million for the 401(k) savings plan component and $1.4 million for the profit sharing non-contributory pension plan component.

Supplemental Executive Retirement Plan

The Code places certain limitations on pension benefits that may be paid from the trusts of tax-qualified plans. Because of these limitations and in order to provide certain executives with adequate retirement income, CNB Bank has entered into agreements that provide retirement benefits to certain executives in the manner discussed below.

On January 1, 2022, CNB adopted a SERP, in which Mr. Peduzzi was the sole participant. As originally drafted, the SERP did not contemplate participation by additional executives with different vesting schedules. On October 1, 2023, CNB amended the SERP to grant CNB the flexibility necessary to permit participation by different executives with different benefit amounts and vesting schedules.

In connection with the foregoing amendment to the SERP, CNB and Mr. Peduzzi amended his SERP benefit to provide that his normal retirement benefit would vest on a pro-rata basis commencing immediately until fully vested on December 31, 2026, rather than cliff vest in full on September 1, 2026. No change was made to the amount of Mr. Peduzzi’s normal retirement benefit, which remains $120,000, payable for twenty years.

Additionally, and in order to ensure consistency of benefits among similarly situated executives, Messrs. Lima and Griffith became participants in the SERP on October 1, 2023, with each being eligible for a normal retirement benefit of $83,425, and $90,000, respectively, payable for twenty years. Mr. Lima’s benefit is slightly less than Mr. Griffith’s, taking into account the value of the vested benefit under their Defined Contribution Plan described below. Mr. Dixon participates in the Defined Contribution Plan as described below.

While participants in the SERP will generally vest according to the schedule set forth below, a participant will become 100% vested upon his or her death, disability or CNB undergoing a change in control. The amount payable upon a separation from service prior to retirement age other than for death, disability or a change in control is based on a pro-rata vesting schedule. Payment of benefits begins upon a participant reaching retirement age, with the exception of payments following death, disability or a change in control, which begin immediately, in each case provided that a termination of employment has occurred. The potential payments that would have occurred assuming a change in control or termination event at December 31, 2024 are outlined in the section entitled “—Termination and Change in Control Benefits” beginning on page 98. In conjunction with entering into the SERP with Mr. Lima, the Defined Contribution Plan he was party to was frozen as of September 30, 2023.

	Michael D. Peduzzi	Tito L. Lima	Martin T. Griffith
Annual Benefit	$120,000	$83,425	$90,000
Term	20 years	20 years	20 years
Retirement Age	62	62	63
Vesting	Pro-rata through 2026, at which point 100%	Pro-rata through 2026, at which point 100%	Pro-rata through 2026, at which point 100%

The foregoing SERP is considered an unfunded plan for tax purposes and “top hat” plan for purposes of ERISA. All obligations arising under the SERP are payable from the general assets of CNB Bank.

Nonqualified Deferred Compensation Plan and Executive Defined Contribution Plan

The following table includes information about the activity in, amounts earned, and balances of each NEO’s account under the CNB Financial Corporation Executive Deferred Compensation Plan and Executive Defined Contribution Plan.

Name	Plan	Executive Contributions in 2024(1) ($)	Corporation Contributions in 2024(2) ($)	Aggregate Earnings in 2024(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2024 ($)
Michael D. Peduzzi	Executive Deferred Compensation	93,450	—	9,092	—	233,294
Tito L. Lima	Executive Defined Contribution(5)	—	—	4,655	—	121,024
	Executive Deferred Compensation	—	—	—	—	—
Martin T. Griffith	Executive Deferred Compensation	—	—	—	—	—
Angela D. Wilcoxson	Executive Deferred Compensation	10,051	—	1,071	—	20,484
Gregory M. Dixon(4)	Executive Defined Contribution	—	29,201	3,240	—	84,333
	Executive Deferred Compensation	15,365	—	4,939	—	87,384

(1)	Executive contributions are included in the applicable amounts within the salary column of the Summary Compensation Table.
(2)	Corporation contributions are included in the applicable amounts within the all other compensation column of the Summary Compensation Table.
(3)

Amounts in this column represent all interest and earnings on Executive Deferred Compensation Plan and Executive Defined Contribution Plan account balances during fiscal 2024. The “above-market” portion of this interest and earnings is included in the fiscal 2024 amounts in the Summary Compensation Table under “Change in Pension Value and Nonqualified Deferred Compensation Earnings” for those participating in an Executive Defined Contribution Plan.

(4)	Mr. Dixon is party to both the Executive Defined Compensation Plan and the Executive Deferred Contribution Plan.
(5)

Effective September 30, 2023, the Executive Defined Contribution Plan established for Mr. Lima was amended to freeze the plan with no further contributions to be made and all balances to be vested as of the amendment date.

Executive Deferred Compensation

CNB has established a deferred compensation plan for executive officers. Annually, executive officers can defer up to 75% of their base compensation and 100% of all bonuses. If 100% of incentive compensation is deferred, the executive is responsible for payment of applicable payroll taxes. All deferred compensation is a general liability of CNB Bank. Any appreciation or depreciation in each participant’s account value will reflect the performance of the underlying investments. Deferred compensation is structured to be able to serve as a funding source for a Rabbi trust. Investments are expected to closely match the appreciated or depreciated liability. Distributions are received in lump sum or annuity upon normal retirement, death, or disability. Any variance will be adjusted by an expense or gain to CNB Bank. Amounts deferred and any earnings thereon are not subject to federal individual income tax until distributed to the non-employee director. Accounting treatment for this plan is subject to the ASC Topic 718.

Executive Defined Contribution Plan

CNB adopted a defined contribution plan in 2022, in which Mr. Lima and Mr. Dixon participate, and pursuant to which CNB agreed to contribute an amount to the defined contribution plan each year, on January 1, until their service with CNB terminated, equal to 20% of Mr. Lima’s annual base salary and 10% of Mr. Dixon’s annual base salary. In connection with the amendments to the SERP described above and in order to ensure consistency of benefits for similarly situated executives, effective September 30, 2023, this plan was frozen to prohibit future contributions and fully vested all contributions for Mr. Lima through such date. Payments of vested amounts under the defined contribution plan will be made or commence within 90 days following the later of termination date of service from CNB or attainment of age 65, provided that if Mr. Lima or Mr. Dixon becomes disabled, then payments will be made or commence within 90 days following the disability event. Notwithstanding the previous sentence, if Mr. Lima or Mr. Dixon dies prior to payments commencing under the defined contribution plan, then they will receive payment of their vested amounts in a lump sum within 90 days following death, and if their service with CNB terminates within one year following a change in control of CNB, then they will receive payment of the vested amounts in a lump sum within 90 days following the termination date of service. Amounts contributed to the defined contribution plan by CNB will be credited with earnings each December 31 at a fixed rate of 4%. The defined contribution plan is considered an unfunded plan for tax purposes and a “top hat” plan for purposes of ERISA. All obligations arising under the plan are payable from the general assets of CNB.

Termination and Change in Control Benefits

As discussed under the sections above entitled “CNB Compensation Discussion and Analysis—2024 Compensation Program and Pay Decisions” and “—Supplemental Executive Retirement Plan” beginning on pages 75 and 96, respectively, CNB provides additional benefits to the NEOs in the event of retirement or termination of employment in certain circumstances and in the event of a change in control. The table below summarizes and quantifies the estimated payments under the agreements, assuming a termination event would have occurred on December 31, 2024.

	No Change In Control Event		Change In Control Event			Life Events
NEO	Termination Without Cause(8)	Termination Following Detrimental Event to Executive (Good Reason)	Termination Without Cause or Detrimental Event to Executive (Good Reason)	No Termination	Other Termination Within One Year of Change In Control	Retirement	Disability(9)	Death
Michael D. Peduzzi
Cash Severance(1)	$1,828,816	$—	$1,828,816	$—	$—	$—	$—	$—
Benefit Continuation(2)	10,842	—	10,842	—	—	—	—	—
Accelerated Vesting of Equity Awards(3)	454,205	454,205	454,205	454,205	—	—	454,205	454,205
Defined Benefit SERP(4)	960,000	960,000	2,400,000	—	2,400,000	960,000	2,400,000	2,400,000

Total	$3,253,863	$1,414,205	$4,693,863	$454,205	$2,400,000	$960,000	$2,854,205	$2,854,205

	No Change In Control Event		Change In Control Event			Life Events
NEO	Termination Without Cause(8)	Termination Following Detrimental Event to Executive (Good Reason)	Termination Without Cause or Detrimental Event to Executive (Good Reason)	No Termination	Other Termination Within One Year of Change In Control	Retirement	Disability(9)	Death
Tito L. Lima
Cash Severance(1)	$1,014,013	$—	$1,014,013	$—	$—	$—	$—	$—
Accelerated Vesting of Equity Awards(3)	175,024	175,024	175,024	175,024	—	—	175,024	175,024
Defined Benefit SERP(4)	598,423	598,423	1,668,502	—	1,668,502	598,423	1,668,502	1,668,502
Defined Contribution SERP(7)	121,024	121,024	121,024	—	121,024	121,024	121,024	121,024

Total	$1,908,484	$894,471	$2,978,563	$175,024	$1,789,526	$719,447	$1,964,550	$1,964,550

	No Change In Control Event		Change In Control Event			Life Events
NEO	Termination Without Cause(8)	Termination Following Detrimental Event to Executive (Good Reason)	Termination Without Cause or Detrimental Event to Executive (Good Reason)	No Termination	Other Termination Within One Year of Change In Control	Retirement	Disability(9)	Death
Marin T. Griffith
Cash Severance(1)	$1,079,434	$—	$1,079,434	$—	$—	$—	$—	$—
Accelerated Vesting of Equity Awards(3)	186,417	186,417	186,417	186,417	—	—	186,417	186,417
Defined Benefit SERP(4)	720,000	720,000	1,800,000	—	1,800,000	720,000	1,800,000	1,800,000

Total	$1,985,851	$906,417	$3,065,851	$186,417	$1,800,000	$720,000	$1,986,417	$1,986,417

	No Change In Control Event		Change In Control Event			Life Events
NEO	Termination Without Cause(8)	Termination Following Detrimental Event to Executive (Good Reason)	Termination Without Cause or Detrimental Event to Executive (Good Reason)	No Termination	Other Termination Within One Year of Change In Control	Retirement	Disability(9)	Death
Angela D. Wilcoxson
Cash Severance(1)	$774,167	$—	$774,167	$—	$—	$—	$—	$—
Accelerated Vesting of Equity Awards(3)	131,851	131,851	131,851	131,851	—	—	131,851	131,851

Total	$906,018	$131,851	$906,018	$131,851	$—	$—	$131,851	$131,851

	No Change In Control Event		Change In Control Event			Life Events
NEO	Termination Without Cause(8)	Termination Following Detrimental Event to Executive (Good Reason)	Termination Without Cause or Detrimental Event to Executive (Good Reason)	No Termination	Other Termination Within One Year of Change In Control	Retirement	Disability(9)	Death
Gregory M. Dixon
Cash Severance(1)	$674,185	$—	$674,185	$—	$—	$—	$—	$—
Accelerated Vesting of Equity Awards(3)	127,500	127,500	127,500	127,500	—	—	127,500	127,500
Defined Contribution SERP(6)	—	—	84,333	—	84,333	—	84,333	84,333

Total	$801,685	$127,500	$886,018	$127,500	$84,333	$—	$211,833	$211,833

(1)

The Employment Contracts provide for lump sum cash severance payments in the event a NEO is terminated without “cause” (as such term is defined in the Employment Contracts), regardless of whether such termination is in connection with a change in control, or voluntarily terminates employment under certain specific “good reason” circumstances following a change in control, subject to the NEO’s execution and non-revocation of a release. Such “good reason” circumstances include a reduction in title or responsibilities, assignment of duties or responsibilities inconsistent with current responsibilities, a reduction in salary or other benefits, and reassignment to a location greater than 25 miles from the current location. Following such a termination of employment, (i) Messrs. Peduzzi, Lima, and Griffith will be entitled to receive a lump sum cash payment equal to 2.50 times the sum of (a) his base salary, plus (b) the average incentive bonus paid over the preceding three-year period, and (ii) Ms. Wilcoxson and Mr. Dixon will be entitled to receive a lump sum cash payment equal to 2.0 times the sum of (a) his or her base salary, plus (b) the average incentive bonus paid over the preceding three-year period.

(2)

Mr. Peduzzi’s Employment Contract provides for certain health and welfare benefit continuations under certain circumstances. Mr. Peduzzi’s Employment Contract provides that, upon the termination of employment without “cause” or for “good reason,” then subject to his execution and non-revocation of a release, he will be entitled to, for a period of six months following such termination, medical, dental and vision coverage for Mr. Peduzzi and members of his family, which is not less favorable than the group medical, dental and vision coverage provided to Mr. Peduzzi and family immediately prior to the date of termination. The benefit continuation will terminate if Mr. Peduzzi obtains comparable medical, dental, or vision coverage from any other employer during such period. In addition, Mr. Peduzzi will be obligated to pay an amount equal to the active employee contribution, if applicable.

(3)

The values in this row represent the amounts of the performance-based restricted stock and time-based restricted stock subject to accelerated vesting upon the termination of employment for any of the following reasons: (i) death, (ii) disability, (iii) retirement, (iv) without cause, (v) for good reason, or, (vi) in the event a change in control occurs during a performance period, subject to the executive’s continued service through the effective time of such change in control. For performance-based restricted stock, the NEO will vest as of the date of such termination in a pro-rata portion of the number of shares that would have vested based on actual performance measured as of the most recently completed fiscal quarter, with such pro-rata portion calculated by multiplying such number of shares by a fraction, the numerator of which equals the number of full months that the NEO was employed during the performance period, and the denominator of which equals 36. If the compensation committee of CNB cannot determine the extent to which the performance goals have been achieved as of the most recently completed fiscal quarter, then the NEO will vest in a pro-rata portion of the target number of shares of stock identified in his or her agreement, with such pro rata portion calculated as described above. For purposes of this column, the terms “Good Reason,” “Disability,” “Retirement,” “Cause,” and “Change in Control” have the meanings ascribed to them in the 2019 Incentive Plan or applicable award agreement.

(4)

Under the SERP, if employment ends prior to the normal retirement age, payment of the accrued benefit will commence on participant’s normal retirement age, as outlined in the table below, for the following twenty years, except if employment ends due to death, disability, or a termination following a change in control, in which case payments commence immediately. The amounts presented above reflect the total accrued benefit as of December 31, 2024 that would be paid out over twenty equal annual payments. If employment is terminated by reason of disability, or for any reason within one year following a change in control, then the participant will receive the full normal retirement benefit, as outlined in the accrued benefit table below, in a lump sum payment, regardless of whether normal retirement age has been attained. If employment is terminated by reason of death, then the designated beneficiary will receive the present value of the participant’s accrued benefit or normal retirement benefit in a lump sum within 90 days following death.

	Michael D. Peduzzi	Tito L. Lima	Martin T. Griffith
Annual Benefit	$120,000	$83,425	$90,000
Term	20 years	20 years	20 years
Normal Retirement Age	62	62	63
Calculation of Accrued Benefit (to be paid over 20 years)(5)
Year Ending on December 31, 2023	$240,000	$63,099	$180,000
January 1 – December 31, 2024	$960,000	$598,423	$720,000
January 1 – December 31, 2025	$1,680,000	$1,133,560	$1,260,000
January 1 – December 31, 2026 or after	$2,400,000	$1,668,502	$1,800,000

(5)

The Accrued Benefit shall be increased by a pro-rated amount relative to the participant’s service during the year in which the separation from service event occurs in order to give the executive partial credit for such year.

(6)

Under the Defined Contribution Plan, if Mr. Dixon’s employment is terminated for any reason other than death, disability, or pursuant to a change in control as of December 31, 2024, then he will not have any entitlements because he will remain unvested until reaching the age of 55. In the event of death, disability or a change in control event, Mr. Dixon will become vested and receive a lump sum payment of the balance of his account.

(7)	Represents the amounts under the Defined Contribution Plan agreements between CNB and Mr. Lima which was frozen as of September 30, 2023. Mr. Lima became fully vested as of this date.
(8)	The meaning of the term “cause” will be specific to the applicable Employment Contract, SERP, Defined Contribution Plan, 2019 Incentive Plan, or the applicable award agreement thereunder.
(9)	The meaning of the term “disability” will be specific to the applicable Employment Contract, SERP, Defined Contribution Plan, 2019 Incentive Plan, or the applicable award agreement thereunder.

Executive Compensation and Personnel Committee Interlocks and Insider Participation

The members of the ECC are Messrs. Obi (Committee Chairperson), Powell, Scott and Straub, and Ms. Young. No person who served as a member of the ECC during 2024, including, prior to his retirement, Mr. Smith, was a current or former officer or employee of CNB or any of its subsidiaries or, except as disclosed below, engaged in certain transactions with CNB required to be disclosed by regulations of the SEC. Additionally, there were no compensation committee “interlocks” during 2024, which generally means that no executive officer of CNB served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of the ECC.

CNB CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, CNB is providing the following information about the relationship of the median of the annual total compensation of its employees and the annual total compensation of Mr. Peduzzi, CNB’s CEO, as of December 31, 2024. As of December 31, 2024, CNB’s most recently completed fiscal year, the annual total compensation of CNB’s median employee was $52,904 and the annual total compensation of CNB’s CEO, as reported in the “Summary Compensation Table” included in this joint proxy statement/prospectus, was $1,199,951. As a result, the annual total compensation of CNB’s CEO was 23 times that of the median employee.

To identify the median employee, as well as to determine the annual total compensation of the median employee and CEO, CNB took the following steps:

1.

CNB determined that, as of December 31, 2024, its employee population consisted of 786 individuals with all of these individuals located in the United States. This population consisted of CNB’s full-time, part-time, and temporary employees.

a.

In this joint proxy statement/prospectus, CNB selected December 31, 2024, which is within the last three months of 2024, as the date upon which CNB would identify the “median employee” because it enabled CNB to make such identification in a reasonably efficient and economical manner.

2.

To identify the “median employee” from the employee population, CNB compared the total base salary and non-equity incentive compensation amount of its employees as reflected in its payroll records following the same methodology used to prepare the “Summary Compensation Table.”

3.

CNB identified its median employee using this compensation measure, which was consistently applied to all of its employees included in the calculation. Since all of CNB’s employees are located in the United States, as is its CEO, CNB did not make any cost-of-living adjustments in identifying the median employee.

4.

Once CNB identified its median employee, CNB combined all of the elements of such employee’s compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation for CNB’s median employee of $52,904.

5.	With respect to the annual total compensation of CNB’s CEO, CNB used the amount reported in the “Total” column of its 2024 Summary Compensation Table included in this joint proxy statement/prospectus.

CERTAIN TRANSACTIONS WITH CNB RELATED PERSONS

Directors and officers of CNB and certain business organizations and individuals associated with them have been customers of and have had normal banking transactions with CNB Bank. All such transactions have been in the ordinary course of business, on terms substantially equivalent, including interest rates and collateral, to those which prevailed at the time in comparable transactions with persons not related to CNB or CNB Bank and do not involve more than the normal risk of collectability or present other unfavorable features.

Code of Ethics

The CNB Board of Directors has approved a Code of Ethics for Officers and Directors (“Code of Ethics”). The Code of Ethics can be found at CNB’s website, www.cnbbank.bank.

Policies and Procedures Regarding Transactions with Related Persons

Pursuant to CNB’s Code of Conduct, directors, officers, agents, attorneys and immediate family members of such persons and business entities in which such persons have, directly or indirectly, a majority or controlling interest should at all times be free of any conflicting interests when acting on behalf of CNB or any of its affiliates.

The Code of Conduct specifies that loan transactions involving such persons will be governed by regulatory rules and regulations restricting rates and terms, CNB’s general lending policies and CNB’s insider loans policy, and such loans must be approved by an authorized lending officer other than the person in question.

The Code of Conduct further requires that all potential conflict of interest situations be reported. Any person who wishes to obtain approval of a particular action, or waiver of any requirements of the Code of Conduct in any particular situation, must apply for approval or waiver by disclosing all relevant facts and circumstances to the approving authority. For directors, the CNB Board of Directors may grant approval or waivers. For officers, the executive officer responsible for the department to which the officer is assigned may grant approval or waivers and for all others, CNB’s Chairperson or President may grant such approval or waivers. Persons subject to the Code of Conduct and wishing to engage in a purchase, lease or sale of any assets or services from or to CNB or any of its affiliates, other than in the ordinary course of business, must disclose the facts to the CNB Board of Directors, which shall then determine whether to approve such transaction.

DELINQUENT SECTION 16(A) REPORTS

Under SEC rules, CNB’s directors, executive officers and beneficial owners of more than 10% of CNB’s equity securities are required to file periodic reports of their ownership, and changes in that ownership, with the SEC.

Based solely on a review of reports CNB filed on behalf of its directors and executive officers, and written representations from these individuals that no other reports were required, all reports on behalf of CNB’s directors and executive officers were filed on a timely basis under Section 16(a) other than, as a result of an administrative error, ten reports for Joel E. Peterson, a director of CNB, related to 2024 monthly deferred compensation transactions. The reports for these transactions were due on a monthly basis.

CNB PROPOSAL 5 – THE AUDITOR RATIFICATION PROPOSAL

The Audit Committee of the CNB Board of Directors (the “Audit Committee”) is responsible for selecting CNB’s independent registered public accounting firm. At a meeting held on January 23, 2025, the Audit Committee appointed Forvis Mazars, LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025. Although shareholder approval for this appointment is not required, the CNB Board of Directors is submitting the selection of Forvis Mazars, LLP for ratification to obtain the views of shareholders. If the appointment is not ratified, the Audit Committee will reconsider its selection.

In making the appointment of Forvis Mazars, LLP as CNB’s independent registered public accounting firm for the fiscal year ending December 31, 2025, the Audit Committee considered whether Forvis Mazars, LLP’s provision of services other than audit services is compatible with maintaining independence as our independent auditors and decided that the provision of such services is compatible with maintaining independence.

Representatives of Forvis Mazars, LLP are expected to be available during the CNB annual meeting to respond to appropriate questions and to make such statements as they may desire, including comments on the financial statements of CNB.

Audit Fees

The following table shows the fees paid or accrued by CNB for professional services provided by Forvis Mazars, LLP during the fiscal year ended December 31, 2024 and 2023:

	December 31,
	2024	2023
Audit Fees	$502,462	$432,200
Audit-Related Fees	41,015	23,150
Tax Fees	45,155	25,300
All Other Fees	—	—

	$588,632	$480,650

Audit fees represent fees for professional services rendered by Forvis Mazars, LLP in connection with the annual audit of CNB’s consolidated financial statements and internal control over financial reporting and quarterly reviews of the consolidated financial statements included in CNB’s quarterly reports on Form 10-Q. Tax fees relate to CNB’s federal and state income tax compliance. Audit-related fees for 2024 and 2023 represent fees related to audit services performed for the CNB Bank Employees’ Savings & Profit-Sharing Plan and Trust.

Auditor Independence

The Audit Committee believes that the non-audit services provided by Forvis Mazars, LLP were compatible with the effective provision of support to CNB while maintaining the auditor’s independence in connection with the audit of CNB’s consolidated financial statements and internal control over financial reporting. None of the time devoted by Forvis Mazars, LLP on its engagement to audit the financial statements for the year ended December 31, 2024 is attributable to work performed by persons other than full-time, permanent employees of Forvis Mazars, LLP. The Audit Committee is responsible for approving any service provided by CNB’s independent registered public accounting firm. The Audit Committee pre-approved all services performed by Forvis Mazars, LLP during 2024 and 2023, including those listed in the table above.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal is required to approve the CNB auditor ratification proposal. Abstentions will have no effect on the outcome of the CNB auditor ratification proposal.

Recommendation of the CNB Board of Directors

THE CNB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CNB AUDITOR RATIFICATION PROPOSAL.

CNB PROPOSAL 6—ADJOURNMENT OF THE CNB ANNUAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the CNB share issuance proposal at the time of the CNB annual meeting, the CNB share issuance proposal cannot be approved unless the annual meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by CNB at the time of the annual meeting to be voted for an adjournment, if deemed necessary, CNB has submitted the question of adjournment to its shareholders as a separate matter for their consideration. If it is deemed necessary to adjourn the annual meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the meeting of the time and place to which the meeting is adjourned, as well as the means, if any, by which shareholders can be present and vote at the adjourned meeting through the use of communications equipment.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal is required to approve the CNB adjournment proposal. Abstentions and broker non-votes will have no effect on the outcome of the CNB adjournment proposal.

Recommendation of the CNB Board of Directors

THE CNB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CNB ADJOURNMENT PROPOSAL.

THE SPECIAL MEETING OF ESSA SHAREHOLDERS

This joint proxy statement/prospectus is being furnished to holders of ESSA common stock for use at a special meeting of ESSA shareholders and any adjournments or postponements thereof.

Date, Time and Place of the Special Meeting

ESSA will hold its special meeting of shareholders virtually at https://www.meetnow.global/MSSN7L7 on April 15, 2025, at 10:00 a.m., Eastern time.

Purpose of the Special Meeting

At the special meeting, ESSA’s shareholders as of the record date will be asked to consider and vote on the following:

1.	the ESSA merger proposal;

2.	the ESSA compensation proposal; and

3.	the ESSA adjournment proposal, if necessary.

Recommendation of ESSA Board of Directors

The ESSA Board of Directors has unanimously approved the merger agreement and unanimously recommends that you vote your shares as follows:

•	“FOR” the ESSA merger proposal;

•	“FOR” the ESSA compensation proposal; and

•	“FOR” the ESSA adjournment proposal, if necessary.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of ESSA common stock at the close of business on the record date of February 18, 2025, are entitled to notice of and to vote at the special meeting. As of the record date, there were 10,154,664 shares of ESSA common stock outstanding, held of record by approximately 1,558 shareholders. Each holder of ESSA common stock is entitled to one vote for each share of ESSA common stock owned as of the record date.

A list of shareholders entitled to vote at the special meeting will be available for review at the special meeting upon request by any ESSA shareholder entitled to vote at the special meeting.

Quorum; Vote Required

A quorum of ESSA shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the issued and outstanding shares of ESSA common stock entitled to vote are present at the virtual special meeting or represented by proxy at the special meeting, a quorum will exist. Your shares will be counted towards the quorum only if you submit a valid proxy or vote online during the special meeting. Abstentions will be counted for purposes of determining whether a quorum is present. If there is no quorum, the holders of a majority of shares present at the virtual special meeting or represented by proxy may adjourn the special meeting to another date.

Assuming a quorum is present at the ESSA special meeting, approval of each of the ESSA merger proposal, the ESSA compensation proposal and the ESSA adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal.

Abstentions and broker non-votes will have no effect on any of the proposals.

Share Ownership of Management; Voting Agreements

As of the record date, the directors and executive officers of ESSA and their affiliates collectively owned 786,575 shares of ESSA common stock, which represented approximately 7.75% of the outstanding shares of ESSA common stock. Each of the directors and executive officers of ESSA, solely in their capacity as a shareholder of ESSA, has entered into a voting agreement with CNB requiring each of them to vote all shares of ESSA common stock beneficially owned by such person in favor of the ESSA merger proposal. As of the record date, these directors and executive officers of ESSA held 786,575 shares of ESSA common stock, which represented approximately 7.75% of the outstanding shares of ESSA common stock.

When considering the ESSA Board of Directors’ recommendation that you vote in favor of the ESSA merger proposal, you should be aware that the directors and executive officers of ESSA have interests in the merger that may be different from, or in addition to, the interests of shareholders of ESSA. See the section entitled “The Merger—Interests of Certain ESSA Directors and Executive Officers in the Merger” beginning on page 145.

Voting of Proxies

If you are an ESSA shareholder, the ESSA Board of Directors requests that you return the proxy card accompanying this joint proxy statement/prospectus for use at the ESSA special meeting. Please vote by internet, by telephone, or by completing and promptly mailing the proxy card in the enclosed postage-paid envelope.

All properly signed proxies received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” the ESSA merger proposal, “FOR” the ESSA compensation proposal and “FOR” the ESSA adjournment proposal, if necessary.

If you have any questions concerning the merger, the other meeting matters or this joint proxy statement/prospectus, or need assistance voting your shares, the company representative or Laurel Hill Advisory Group, LLC, ESSA’s proxy solicitor, at the address or telephone number listed below:

Laurel Hill Advisory Group, LLC

2 Robbins Lane, Suite 201

Jericho, New York 11753

(516) 933-3100

info@laurelhill.com

or

ESSA Bancorp, Inc.

200 Palmer Street

PO Box L

Stroudsburg, Pennsylvania 18360

Attention: Stephanie Lefferson

Corporate Secretary

(570) 422-0182

If you hold your shares through an intermediary, such as a bank, broker, trustee or other nominee, you must register in advance to attend and vote online at the virtual special meeting. To register, you must submit a legal proxy reflecting your ESSA common stock holdings along with your name and email address to Computershare at legalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern time, on April 9, 2025. You will receive a confirmation email with a control number from Computershare regarding your registration.

If you fail to properly submit your proxy card or to instruct your broker, bank, trustee or other nominee to vote your shares of ESSA common stock and you do not attend the special meeting and vote your shares online during the meeting, your shares will not be voted.

Participants in the ESSA Bank ESOP and 401(k) Plan

If you participate in the ESSA Bank ESOP or if you hold ESSA common stock through the 401(k) Plan, you will receive a vote authorization form that reflects all shares you may direct the trustees to vote on your behalf under the plans. Under the terms of the ESSA Bank ESOP, the trustee will vote all shares held by the ESSA Bank ESOP, but each ESSA Bank ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of common stock held by the ESSA Bank ESOP and all allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to provide voting instructions for all shares credited to his or her 401(k) Plan account and held in the ESSA Bancorp, Inc. Stock Fund. Shares for which no voting instructions are given or for which instructions were not timely received will be voted in the same proportion as shares for which voting instructions were received. The deadline for returning your voting instruction form is 11:59 p.m., Eastern time on April 8, 2025.

How to Revoke Your Proxy

If you are an ESSA shareholder, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the Corporate Secretary of ESSA at the address listed below, stating that you revoke your proxy;

•

submitting a new signed proxy card bearing a later date (if you submitted your proxy by internet or by telephone, you can vote again by internet or telephone) (any earlier proxies will be revoked automatically); or

•	attending the virtual special meeting and voting online during the meeting, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to the following address:

ESSA Bancorp, Inc.

200 Palmer Street

PO Box L

Stroudsburg, Pennsylvania 18360

Attention: Stephanie Lefferson

Corporate Secretary

If you hold your shares of ESSA common stock in “street name” through a bank, broker, trustee or other nominee, you must follow the directions you receive from your bank, broker, trustee or other nominee to change your vote.

Voting Online during the Virtual Meeting

If you are an ESSA shareholder, you may attend ESSA’s virtual special meeting and vote electronically during the meeting. Please note, however, that if your shares are held in “street name” through a bank, broker, trustee or other nominee and you wish to attend and vote at the special meeting, you must register in advance. To register, you must submit a legal proxy reflecting your ESSA common stock holdings along with your name and email address to Computershare at legalproxy@computershare.com. Requests for registration must be labeled as

“Legal Proxy” and be received no later than 5:00 p.m., Eastern time, on April 9, 2025. You will receive a confirmation email with a control number from Computershare regarding your registration.

Whether or not you plan to attend the special meeting, ESSA requests that you vote by internet, by telephone, or by completing and mailing the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting online during the special meeting, but will assure that your vote is counted if you are unable to attend.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for the ESSA merger proposal, the ESSA compensation proposal or the ESSA adjournment proposal, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” the ESSA merger proposal, “FOR” the ESSA compensation proposal or “FOR” the ESSA adjournment proposal, respectively.

Brokers who hold shares of ESSA common stock in “street name” for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to “non-routine” proposals without specific instructions from the customer. Proxies submitted by a broker that do not exercise this voting authority are referred to as “broker non-votes.” It is expected that all proposals to be voted on at the ESSA special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the ESSA special meeting. If your bank, broker, trustee or other nominee holds your shares of ESSA common stock in “street name,” such entity will vote your shares of ESSA common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, or fill out the voter instruction form, if applicable.

Abstentions will be counted for purposes of determining whether a quorum is present at the special meeting. Abstentions will have no effect on any of the proposals.

Proxy Solicitation

If you are an ESSA shareholder, the enclosed proxy is solicited by and on behalf of the ESSA Board of Directors. ESSA will pay the expenses of soliciting proxies to be voted at the special meeting, including any attorneys’ and accountants’ fees, except ESSA and CNB have each agreed to share equally the costs of filing, printing and mailing this joint proxy statement/prospectus. Following the original mailing of the proxies and other soliciting materials, ESSA and its agents may also solicit proxies by mail, telephone, facsimile or in person. No additional compensation will be paid to directors, officers or other employees of ESSA for making these solicitations.

ESSA has retained a proxy solicitation firm, Laurel Hill Advisory Group, LLC, to aid it in the solicitation process. ESSA estimates it will pay a fee of approximately $7,500 plus certain expenses and has agreed to indemnify Laurel Hill Advisory Group, LLC against certain losses. ESSA intends to reimburse persons who hold ESSA common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

This joint proxy statement/prospectus and the proxy card are first being sent to ESSA shareholders on or about     , 2025.

Stock Certificates and Book-Entry Shares

If you are an ESSA shareholder, you should not send in any certificates representing ESSA common stock. Following completion of the merger, you will receive instructions for the exchange of your certificates representing ESSA common stock.

If your shares of ESSA common stock are held in book-entry form, you will not be required to take any additional actions. Promptly following the completion of the merger, shares of ESSA common stock held in book-entry form will automatically be exchanged for the merger consideration.

ESSA PROPOSAL 1 – THE MERGER PROPOSAL

ESSA shareholders are being asked to consider and vote on a proposal to approve the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. For a summary and detailed information regarding this proposal, see the information about the merger and the merger agreement throughout this joint proxy statement/prospectus, including the information set forth in the sections entitled “The Merger” and “The Merger Agreement” beginning on pages 112 and 156, respectively, of this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the merger. If this proposal is not approved, the merger will not be completed.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal is required to approve the ESSA merger proposal. Abstentions and broker non-votes will have no effect on the outcome of the ESSA merger proposal.

Recommendation of the ESSA Board of Directors

THE ESSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ESSA MERGER PROPOSAL.

THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement and other documents attached as annexes to this joint proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement and other documents attached as annexes to this joint proxy statement/prospectus, for a more complete understanding of the merger.

General

On January 9, 2025, CNB, CNB Bank, ESSA and ESSA Bank entered into an Agreement and Plan of Merger pursuant to which (i) ESSA will merge with and into CNB, with CNB as the surviving entity, and (ii) ESSA Bank will merge with and into CNB Bank, with CNB Bank as the surviving entity.

Upon completion of the merger, holders of ESSA common stock (other than stock held by CNB or ESSA) will receive 0.8547 shares of CNB common stock for each share of ESSA common stock they own on the effective date of the merger. ESSA shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.

See the section entitled “The Merger Agreement” beginning on page 156 for additional information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

Over the course of the prior two years, and following discussions regarding long-term strategies, performance, prospects and strategic alternatives in the context of the national and local economic environment, regulatory burdens and the competitive landscape, the ESSA Board of Directors has considered and reviewed potential merger opportunities with strategic partners as a means of delivering value to shareholders. In that regard, the ESSA Board of Directors established a mergers and acquisition committee, consisting of Messrs. Selig, Henning, Hosbach, Olson and Weekes (the “ESSA M&A Committee”) to review matters relating to mergers and acquisition activity and provide guidance in between board meetings, as needed. During this time period, and prior to the initial discussions with CNB that led to the negotiation of the merger agreement, ESSA (or its financial advisor on behalf of ESSA) had discussions with one regional bank holding company and six community bank holding companies regarding a possible strategic business combination. Following preliminary discussions, five of the community bank holding companies declined to proceed any further with respect to a possible business combination with ESSA. No confidentiality or other agreements were entered into with these entities.

In December 2022, ESSA entered into a mutual confidentiality agreement with a community bank holding company (“Company A”) and the parties entered into a non-binding indication of interest in January 2023. The mutual confidentiality agreement included certain standstill provisions (in effect for 18 months) prohibiting Company A from proposing or seeking to acquire ESSA other than through the indication of interest process, which prohibitions terminated once ESSA entered into an agreement to be acquired by a third party. The non-binding indication of interest proposed an all stock merger transaction. At the time of the receipt of the non-binding indication of interest, the market value of the exchange ratio proposed by Company A ranged from $21.06 to $22.60 per share of ESSA common stock. The indication of interest proposed that four ESSA directors, including Gary Olson, be appointed to the board of directors of Company A and its banking subsidiary. It also included an exclusivity provision whereby ESSA agreed not to enter into or solicit negotiations with another party with respect to an acquisition of ESSA. Over the course of several months, due diligence and discussions took place between the parties. In the first quarter of 2023, rising interest rates, market speculation as to financial trouble at several regional banks and the ultimate failure of several FDIC insured banks in early March 2023 created significant market turmoil and triggered a sharp decline in bank stock prices. The value of the exchange ratio declined to as low as between $17.41 and $18.69 per share, and Company A indicated that the exchange ratio would be decreased. The parties discontinued discussions and negotiations in August 2023, and the exclusivity restrictions applicable to ESSA expired.

In March 2024, ESSA received a non-binding letter of intent from a regional bank holding company (“Company B”) that proposed an all stock merger transaction. Based on the closing market price of Company B’s common stock on the date of the letter of intent, the exchange ratio range proposed by Company B had a value of between $21.03 and $21.33 per share. Company B and ESSA had previously entered into a mutual confidentiality agreement, which also included certain standstill provisions (in effect for 18 months) prohibiting Company B company from proposing or seeking to acquire ESSA other than through the indication of interest process, which prohibitions terminated once ESSA entered into an agreement to be acquired by a third party. At the end of April 2024, Company B withdrew its indication of interest, as it was pursuing an alternative acquisition opportunity. The mutual confidentiality agreement with Company B, together with its standstill provisions, expired at or around this time.

In accordance with directives from ESSA, ESSA’s financial advisor, PNC FIG Advisory, contacted Michael Peduzzi, President and Chief Executive Officer of CNB, in late July or early August 2024 to solicit CNB’s interest in considering a possible business combination with ESSA. Mr. Peduzzi indicated that there could be interest and suggested that Mr. Olson, President and Chief Executive Officer of ESSA, contact him directly by phone. Messrs. Olson and Peduzzi had known each other for many years based on their involvement in the Pennsylvania banking industry. In the first week of August 2024, Mr. Olson telephoned Mr. Peduzzi, and informed him that ESSA was looking for a strategic partner and would consider a business combination with CNB. During the call, Mr. Peduzzi indicated that CNB would be willing to explore a possible transaction with ESSA and would engage Stephens Inc. (“Stephens”) as a financial advisor to CNB. Messrs. Olson and Peduzzi agreed that the next step would be for the parties to enter into a non-disclosure agreement to allow for further discussion. After the call, Mr. Peduzzi briefed CNB Chairperson Jeffrey Powell on his discussion with Mr. Olson, including CNB’s engagement of Stephens as a financial adviser. ESSA and CNB entered into a mutual confidentiality agreement dated as of August 13, 2024.

CNB subsequently requested that representatives from Stephens prepare a financial analysis related to a prospective merger with ESSA. Following receipt of such analysis in the first week of August 2024, which reflected notable EPS accretion and other franchise growth benefits, and subject to a comprehensive due diligence review and the negotiation of deal terms, after discussion with Mr. Powell, CNB management determined to further pursue a potential business combination with ESSA.

At a regularly scheduled meeting of the ESSA Board of Directors on August 27, 2024, Mr. Olson advised the ESSA Board of Directors of the discussions he had with Mr. Peduzzi. At this meeting, representatives of PNC FIG Advisory provided a financial overview of CNB and an illustrative financial overview of a potential combination of the two companies based on an all stock merger transaction with a deal price of $21.00 per share of ESSA common stock, which translated into an exchange ratio of 0.942 shares of CNB common stock for each share of ESSA common stock, based on the market price of CNB common stock. Following review and discussion, the ESSA Board of Directors determined to continue discussions with CNB regarding a strategic merger.

On September 10, 2024, during an executive session following a regularly scheduled meeting of the CNB Board of Directors, the CNB Board of Directors and the executive management team received a presentation from representatives of Stephens outlining the key considerations for evaluating a prospective transaction between CNB and ESSA. The CNB Board of Directors authorized Mr. Peduzzi to continue evaluating a prospective transaction with ESSA. Following the meeting, Mr. Peduzzi contacted a representative of PNC FIG Advisory and indicated that CNB was interested in further pursuing a possible strategic business combination with ESSA and that Mr. Olson should contact Mr. Peduzzi to discuss next steps. On September 11, 2024, Messrs. Olson and Peduzzi spoke on the telephone and agreed that it would be appropriate to have a meeting between Messrs. Olson and Peduzzi, along with the Chairpersons and a few additional members of each of the boards of directors of CNB and ESSA.

At a meeting of the ESSA M&A Committee on September 16, 2024, representatives of PNC FIG Advisory provided an updated overview of CNB and an updated illustrative financial overview of a potential business combination of ESSA and CNB, again based on an all stock merger transaction with a deal price of $21.00 per share of ESSA common stock, which translated into an updated exchange ratio of 0.902 shares of CNB common stock for each share of ESSA common stock based on the market price of CNB common stock at the time.

On September 23, 2024, Mr. Olson and ESSA directors Messrs. Selig, Henning and Hosbach met with Mr. Peduzzi, CNB Chairperson Jeffrey Powell and CNB director Nicholas Scott. The participants discussed their respective company’s corporate culture, operations and strategic priorities, as well as the regulatory and business environment in banking. At the conclusion of the meeting, Messrs. Powell and Peduzzi indicated that they would propose to the CNB Board of Directors at the next regularly scheduled meeting of the CNB Board of Directors that CNB provide ESSA with a non-binding indication of interest for a strategic merger of the two companies.

At a regularly scheduled meeting of the ESSA Board of Directors on September 24, 2024, the ESSA directors who participated in the meeting with CNB reported on their discussion to the ESSA Board of Directors and indicated their general favorable impression of CNB and its operations. The ESSA Board of Directors was informed that CNB was considering providing ESSA with a non-binding indication of interest for a strategic merger transaction.

On October 15, 2024, at an executive session following a regularly scheduled meeting of the CNB Board of Directors, the CNB Board of Directors received a positive report from Messrs. Powell, Scott, and Peduzzi regarding discussion held with ESSA’s Chief Executive Officer, Chairperson, and board members on September 23, 2024. Representatives from Stephens then provided an updated model outlining the proposed transaction and a representative from Hogan Lovells US LLP (“Hogan Lovells”) reviewed a draft letter of intent with the CNB Board of Directors, addressing the various topics concerning CNB’s proposed acquisition. The CNB Board of Directors authorized Mr. Peduzzi to deliver the letter to ESSA.

On October 16, 2024, CNB submitted a non-binding indication of interest for an all stock merger transaction with ESSA. CNB proposed an exchange ratio of 0.8547 shares of CNB common stock for each share of ESSA common stock, which equated to merger consideration of $21.00 per share of ESSA common stock based on the trading price of CNB common stock at the time. The non-binding indication of interest proposed adding two ESSA directors to the boards of directors of CNB and CNB Bank and stated that CNB intended to enter into an agreement with Gary Olson to serve as a strategic advisor to CNB’s Chief Executive Officer and that CNB would consider retaining Peter Gray, chief operating officer of ESSA, as president of the post-closing ESSA Bank division of CNB Bank. The non-binding indication of interest also included an exclusivity provision whereby ESSA would agree not to enter into or solicit negotiations with another party with respect to an acquisition of ESSA for a 60 day period.

At a regularly scheduled meeting of the ESSA Board of Directors on October 22, 2024, the ESSA Board of Directors reviewed CNB’s non-binding indication of interest. Representatives of PNC FIG Advisory reviewed the financial aspects of the proposed offer from CNB. Luse Gorman, PC, counsel to ESSA (“Luse Gorman”), reviewed the material terms of the non-binding indication of interest, and discussed the fiduciary duties of the ESSA Board of Directors in connection with a merger transaction. The ESSA Board of Directors discussed proposed revisions to the non-binding indication of interest to provide for three ESSA directors to be added to the boards of directors of CNB and CNB Bank, to specify that those directors would be Messrs. Selig, Henning and Olson, and to provide that CNB would waive or amend any mandatory retirement age requirements applicable to board service to allow for these board appointments.

Following the October 22, 2024 meeting of the ESSA Board of Directors, the requested changes to the non-binding indication of interest were communicated to Mr. Peduzzi through the respective parties’ counsel, and Mr. Peduzzi indicated that he would review the requested revisions with the CNB Chairperson and CNB Board of Directors. A special meeting of the ESSA Board of Directors was held on October 24, 2024, and following discussion, the ESSA Board of Directors authorized Mr. Olson to execute a revised non-binding indication of interest on behalf of ESSA containing the terms discussed at the earlier meeting.

On October 28, 2024, ESSA’s changes to the non-binding indication of interest were reviewed by the CNB Board of Directors, who authorized Mr. Peduzzi to agree to the revised terms. On October 29, 2024, CNB and ESSA executed the revised non-binding indication of interest, which included the 60 day exclusivity provision.

Following execution of the non-binding indication of interest, CNB provided ESSA with a due diligence request list, and a virtual data room was established and populated by ESSA. ESSA also provided CNB with a reverse due diligence request list, and the virtual data room was populated with due diligence information regarding CNB. During November and December 2024, the parties conducted their due diligence reviews. This included a two-day meeting of the management teams from both companies on November 14 and 15, 2024.

On November 20, 2024, Hogan Lovells delivered to Luse Gorman a first draft of a merger agreement, which was provided to ESSA. Thereafter, and continuing through January 9, 2025, the parties and their counsel negotiated the terms of the merger agreement and related transaction documents, including the voting agreements and plan of bank merger, reflecting discussions between the parties regarding transaction terms.

By agreement dated December 6, 2024, ESSA and CNB extended the exclusivity period contained in the non-binding indication of interest to January 10, 2025.

At a regularly scheduled meeting of the ESSA Board of Directors on December 10, 2024, the ESSA Board of Directors was updated as to the status of due diligence and the negotiations of the merger agreement and related documents, and a special meeting of the ESSA Board of Directors was scheduled for January 9, 2025 to review, discuss and vote to approve a definitive merger agreement with CNB. In advance of the January 9, 2025 special meeting, the ESSA Board of Directors was provided with copies of the definitive transaction documents, as well as an overview of the principal terms of the definitive merger agreement.

In December 2024, CNB engaged Piper Sandler to provide a fairness opinion in connection with the proposed merger and entered into an engagement letter with Piper Sandler in early January 2025.

On January 9, 2025 the ESSA Board of Directors held a special meeting, at which representatives of PNC FIG Advisory and Luse Gorman were in attendance. At the special meeting, PNC FIG Advisory reviewed its financial analysis and rendered to the ESSA Board of Directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and the qualifications and limitations on the review undertaken by it as set forth in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of ESSA common stock. See the section entitled “—Opinion of ESSA’s Financial Advisor” beginning on page 133 and Annex C. Luse Gorman discussed the fiduciary duties of the ESSA Board of Directors applicable to the transaction and then reviewed in detail the terms of the merger agreement and related documents. At the conclusion of the discussion, the ESSA Board of Directors unanimously approved the merger agreement and the transactions contemplated thereby, and recommended the approval of the merger agreement by the ESSA shareholders. For further information concerning the factors considered by the ESSA Board of Directors in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, see the section entitled “—Recommendation of the ESSA Board of Directors and ESSA’s Reasons for the Merger” beginning on page 129.

Also on January 9, 2025 the CNB Board of Directors held a special meeting, at which representatives of Stephens, Piper Sandler and Hogan Lovells were in attendance. At the meeting, representatives of Stephens provided an updated model outlining the proposed transaction. Representatives of Piper Sandler then reviewed the financial aspects of the proposed transaction and provided Piper Sandler’s opinion, which was initially verbal and confirmed by a written opinion dated January 9, 2025 (a copy of which is attached to this joint proxy statement/prospectus as Annex B), that, as of such date, the merger consideration was fair to CNB from a financial point of view. Representatives of Hogan Lovells reviewed the terms of the proposed merger agreement and related transaction documents. The CNB Board of Directors then discussed the proposed transaction and its effect on CNB. Taking into consideration the matters discussed during that meeting and prior meetings of the CNB Board of Directors, including the factors described under the section entitled “—Recommendation of the CNB Board of Directors and CNB’s Reasons for the Merger” beginning on page 116, the CNB Board of Directors (i) determined that the merger and the merger agreement and the transactions contemplated thereby, including the issuance of CNB common stock in connection with the merger, are advisable and in the best interests of CNB and its shareholders, (ii) approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the issuance of CNB common stock in connection with the merger, (iii) directed that the approval of the issuance CNB common stock in connection with the merger be submitted to holders of CNB common stock and (iv) recommended that the holders of CNB common stock vote their shares to approve the CNB share issuance proposal.

Following the respective board meetings of ESSA and CNB, ESSA and CNB executed the merger agreement and the directors and certain executive officers of ESSA and CNB each executed the voting agreements with CNB and ESSA, respectively. The next morning, CNB and ESSA issued a joint press release announcing the execution of the merger agreement.

Recommendation of the CNB Board of Directors and CNB’s Reasons for the Merger

After careful consideration, the CNB Board of Directors, at a special meeting held on January 9, 2025, unanimously (i) determined that the merger and the merger agreement and the transactions contemplated thereby, including the issuance of CNB common stock in connection with the merger, are advisable and in the best interests of CNB and its shareholders, (ii) approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the issuance of CNB common stock in connection with the merger, (iii) directed that the approval of the issuance CNB common stock in connection with the merger be submitted to holders of CNB common stock and (iv) recommended that the holders of CNB common stock vote their shares to approve the CNB share issuance proposal. Accordingly, the CNB Board of Directors unanimously recommends that CNB shareholders vote “FOR” the CNB share issuance proposal and “FOR” the CNB adjournment proposal.

In reaching its decision to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the issuance of CNB common stock in connection with the merger, and to recommend that CNB’s shareholders approve the CNB share issuance proposal and the CNB adjournment proposal, the CNB Board of Directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with CNB’s management, as well as with CNB’s legal and financial advisors, and considered a number of factors, including the following:

•

information concerning the business, operations, financial condition, earnings and prospects of each of CNB and ESSA as separate entities and on a combined basis, including that the transaction is estimated to be approximately 35% accretive from an earnings per share perspective for the pro forma company in the first full year after completion;

•

the merger will expand and enhance CNB’s existing geographic footprint and has the potential to accelerate growth in the greater Lehigh Valley and Scranton/Wilkes-Barre markets, while continuing to leverage CNB’s infrastructure capabilities;

•

the opportunity to further diversify CNB’s customer base as a whole, by expanding the size and breadth of its footprint through the merger and to do so in a market that has retail and business opportunities that are consistent with prior, successful market expansions;

•	the compatibility of the cultures of CNB and ESSA, particularly with respect to satisfying local banking needs while strengthening local communities through an engaged team;

•

the agreement by Mr. Olson to serve as strategic advisor to CNB’s Chief Executive Officer and ESSA’s agreement, upon the closing of the merger, for CNB and CNB Bank to appoint Messrs. Olson, Selig and Henning, to their respective boards of directors, which is expected to provide a degree of continuity and involvement by the ESSA Board of Directors following the merger and enhance the likelihood that the strategic benefits that CNB expects to achieve as a result of the merger will be realized;

•

the anticipated operating efficiencies, cost savings, new branding and opportunities for revenue enhancements of the combined company following the completion of the merger, and the likelihood that they would be achieved after the merger;

•

the fact that the merger is expected to provide an increase in shareholder value, in terms of a potentially significant increase in earnings and earnings per share of common stock, that will further strengthen CNB’s strategic position;

•

the fact that the merger of CNB and ESSA will create a combined company with a potentially significantly higher market capitalization, thus increasing the liquidity of CNB’s common stock and providing CNB’s shareholders with increased opportunities to trade on its common stock;

•	the structure of the merger and the financial and other terms of the merger agreement, including the fixed exchange ratio;

•	the deal protection provided by the terms of the merger agreement and the termination fee of $8.8 million to CNB under certain circumstances;

•

the opinion, dated January 9, 2025, of Piper Sandler to the CNB Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, to CNB of the merger consideration in the proposed merger, as more fully described below under “—Opinion of CNB’s Financial Advisor” beginning on page 118;

•	the intended tax treatment of the merger as a tax-free reorganization; and

•	the likelihood of receiving all of the regulatory approvals and/or waivers required for the merger.

The CNB Board of Directors also considered potential risks relating to the merger, including the following:

•

the regulatory and other approvals and/or waivers required in connection with the merger and the expectation that such regulatory approvals and/or waivers will be received in a timely manner and without the imposition of unacceptable conditions;

•

the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on CNB’s business and relations with customers, service providers and other stakeholders, whether or not the merger is completed;

•

expected benefits and synergies sought in the merger, including cost savings and CNB’s ability to market successfully its financial products to ESSA’s customers, may not be realized or may not be realized within the expected time period;

•

potential risks associated with significant negative trends in the economic and regulatory environments that could pose additional challenges to CNB’s achievement of the expected financial benefits of the merger;

•

due to the fixed exchange ratio, the market value of the merger consideration—and in turn the purchase price paid by CNB to acquire ESSA—could increase prior to the effective time if the trading price of CNB common stock increases;

•	the challenges of integrating the businesses, operations and employees of ESSA and CNB; and

•	the other risks described in the section entitled “Risk Factors” beginning on page 21.

In considering the recommendation of the CNB Board of Directors, you should be aware that certain directors and executive officers of CNB may have interests in the merger that are different from, or in addition to, interests of shareholders of CNB generally and may create potential conflicts of interest. The CNB Board of Directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to CNB’s shareholders that they vote in favor of the CNB share issuance proposal. See the section entitled “—Interests of Certain CNB Directors and Executive Officers in the Merger” beginning on page 145 for more information.

The foregoing discussion of the material information and factors considered by the CNB Board of Directors is not intended to be exhaustive and may not include all of the factors considered by the CNB Board of Directors. In view of the variety of factors considered in connection with its consideration of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the CNB Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The above factors are not listed in any particular order of priority. The CNB Board of Directors considered all these factors as a whole.

It should be noted that this explanation of the reasoning of the CNB Board of Directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Information Regarding Forward-Looking Statements” beginning on page 30.

For the reasons set forth above, the CNB Board of Directors determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of CNB common stock in connection with the merger, are advisable and in the best interests of CNB and its shareholders, and unanimously adopted and approved the merger agreement and the transactions contemplated by it.

Accordingly, the CNB Board of Directors unanimously recommends that CNB shareholders vote “FOR” the CNB share issuance proposal and “FOR” the CNB adjournment proposal.

Opinion of CNB’s Financial Advisor

CNB retained Piper Sandler to render an opinion to the CNB Board of Directors in connection with CNB’s consideration of a possible business combination with ESSA. CNB selected Piper Sandler to render an opinion because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

At the January 9, 2025 meeting at which the CNB Board of Directors considered the merger and the merger agreement, Piper Sandler delivered to the CNB Board of Directors its oral opinion, which was subsequently confirmed in writing on January 9, 2025, to the effect that, as of such date, the merger consideration was fair to CNB from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of CNB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the CNB Board of Directors in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of CNB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement or the issuance of CNB common stock in connection with the merger. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to CNB and did not address the underlying business decision of CNB to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for CNB or the effect of any other transaction in which CNB might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of CNB or ESSA, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	an execution copy of the merger agreement;

•	certain publicly available financial statements and other historical financial information of CNB that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of ESSA that Piper Sandler deemed relevant;

•

publicly available mean analyst earnings per share estimates for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual earnings growth rate for the years ending December 31, 2027 and December 31, 2028 and estimated dividends per share for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB;

•	certain financial projections for ESSA for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB;

•

the pro forma financial impact of the merger on CNB based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the divestiture of certain ESSA branches and the sale of certain ESSA loans subsequent to the closing of the merger, as provided by the senior management of CNB and its representatives;

•

the publicly reported historical price and trading activity for CNB common stock and ESSA common stock, including a comparison of certain stock trading information for CNB common stock and ESSA common stock and certain stock indices, as well as publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for CNB and ESSA with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of CNB and its representatives the business, financial condition, results of operations and prospects of CNB.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by CNB and its representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the senior management of CNB that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of CNB or ESSA, or any of their respective subsidiaries, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of CNB or ESSA or any of their respective subsidiaries. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for credit losses of CNB or ESSA, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to CNB or ESSA or any of their respective subsidiaries. Piper Sandler assumed, with CNB’s consent, that the respective allowances for credit losses for both CNB and ESSA were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used publicly available mean analyst earnings per share estimates for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual earnings growth rate for the years ending December 31, 2027 and December 31, 2028 and estimated dividends per share for CNB for the quarter ending December 31, 2028, as provided by the senior management of CNB. In addition, Piper Sandler used certain financial projections for ESSA for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the divestiture of certain ESSA branches and the sale of certain ESSA loans subsequent to the closing of the merger, as provided by the senior management of CNB and its representatives. With respect to the foregoing information, the senior management of CNB confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of senior management as to the future financial performance of CNB and ESSA, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of CNB or ESSA since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analysis that CNB and ESSA would remain as going concerns for all periods relevant to its analysis.

Piper Sandler also assumed, with CNB’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on CNB, ESSA, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with CNB’s consent, Piper Sandler relied upon the advice that CNB received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of CNB common stock or ESSA common stock at any time or what the value of CNB common stock would be once it is actually received by the holders of ESSA common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the CNB Board of Directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to CNB or ESSA and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of CNB and ESSA and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to CNB on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of CNB, ESSA, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the CNB Board of Directors at its January 9, 2025 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of CNB common stock or ESSA common stock or the prices at which CNB or ESSA common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the CNB Board of Directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the CNB Board of Directors with respect to the fairness of the merger consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of ESSA common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.8547 shares of CNB common stock. Piper Sandler calculated an aggregate implied transaction value of approximately $201.5 million and an implied purchase price per share of $20.62 consisting of the implied value of 9,776,644 shares of ESSA common stock, including 31,106 non-vested restricted stock awards and excluding 378,170 unearned ESSA Bank ESOP shares required to retire the outstanding ESSA Bank ESOP loan estimated at closing, and based on the closing price of CNB common stock on January 7, 2025. Based upon financial information for ESSA as of or for the last twelve months (“LTM”) ended September 30, 2024 and the closing price of ESSA’s common stock on January 7, 2025, Piper Sandler calculated the following implied transaction metrics:

Market Premium as of January 7, 2025	9.4%
Core Deposit Premium(1)	(1.1%)
Transaction Price Per Share / September 30, 2024 Tangible Book Value Per Share	96%
Transaction Price Per Share / LTM Earnings per Share	11.6	x
Transaction Price Per Share / Estimated 2025 Earnings Per Share[2]	11.0	x

(1)	Core deposits defined as total deposits less time deposits with balances greater than $100,000.
(2)	As provided and confirmed by CNB senior management.

Stock Trading History

Piper Sandler reviewed the publicly available historical reported trading prices of CNB common stock and ESSA common stock for the one-year and three-year periods ended January 7, 2025. Piper Sandler then compared the relationship between the movements in the price of CNB common stock and ESSA common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

CNB’s One-Year Stock Performance

	Beginning Value January 7, 2024	Ending Value January 7, 2025
CNB	100.0%	109.6%
CNB Peer Group	100.0%	110.3%
S&P 500 Index	100.0%	125.8%
NASDAQ Bank Index	100.0%	117.9%

CNB’s Three-Year Stock Performance

	Beginning Value January 7, 2022	Ending Value January 7, 2025
CNB	100.0%	86.8%
CNB Peer Group	100.0%	83.3%
S&P 500 Index	100.0%	126.3%
NASDAQ Bank Index	100.0%	81.9%

ESSA’s One-Year Stock Performance

	Beginning Value January 7, 2024	Ending Value January 7, 2025
ESSA	100.0%	94.3%
ESSA Peer Group	100.0%	108.8%
S&P 500 Index	100.0%	125.8%
NASDAQ Bank Index	100.0%	117.9%

ESSA’s Three-Year Stock Performance

	Beginning Value January 7, 2022	Ending Value January 7, 2025
ESSA	100.0%	108.7%
ESSA Peer Group	100.0%	111.4%
S&P 500 Index	100.0%	126.3%
NASDAQ Bank Index	100.0%	81.9%

Comparable Company Analyses

Piper Sandler used publicly available information to compare selected financial information for CNB with a group of financial institutions selected by Piper Sandler. The CNB peer group included major exchange-traded (NASDAQ, NYSE and NYSEAM) banks headquartered in the Mid-Atlantic region, as defined by S&P Capital IQ Pro, with total assets between $3.0 billion and $9.0 billion, but excluded The Bancorp, Inc. (TBBK) due to its non-traditional business model and targets of announced merger transactions (the “CNB Peer Group”). The CNB Peer Group consisted of the following companies:

Amalgamated Financial Corp.	Northfield Bancorp, Inc. (Staten Island, NY)
Arrow Financial Corporation	Orrstown Financial Services, Inc.
BCB Bancorp, Inc.	Peapack-Gladstone Financial Corporation
Citizens Financial Services, Inc.	Peoples Financial Services Corp.
Financial Institutions, Inc.	Ponce Financial Group, Inc.
First Bank	Shore Bancshares, Inc.
Kearny Financial Corp.	Tompkins Financial Corporation
Metropolitan Bank Holding Corp.	TrustCo Bank Corp NY
Mid Penn Bancorp, Inc.	Univest Financial Corporation

The analysis compared publicly available financial information for CNB with corresponding data for the CNB Peer Group as of or for the year ended September 30, 2024 (unless otherwise noted) with pricing data as of January 7, 2025. The table below sets forth the data for CNB and the median, mean, low and high data for the CNB Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in CNB’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

CNB Comparable Company Analysis

	CNB	CNB Peer Group Median	CNB Peer Group Mean	CNB Peer Group Low	CNB Peer Group High
Total Assets ($mm)	6,015	5,824	5,816	3,016	8,414
Loans / Deposits (%)	88.0	94.1	94.2	59.9	117.9
Non-Performing Assets / Total Assets (%)	0.69	0.48	0.56	0.26	1.18
Tangible Common Equity / Tangible Assets (%)	8.45	8.22	8.48	6.90	11.57
Tier 1 Leverage Ratio (%)	10.59	9.17	9.77	7.64	17.81
Total RBC Ratio (%)	16.06	13.21	14.29	11.55	22.87
CRE / Total RBC Ratio(¹) (%)	276	335	321	19	533
LTM Return on Average Assets (%)	0.92	0.78	0.62	(1.16)	1.28
LTM Return on Average Equity (%)	9.2	8.3	6.7	(11.4)	17.1
LTM Net Interest Margin (%)	3.45	2.80	2.85	1.87	3.84
LTM Efficiency Ratio (%)	67.1	65.7	65.7	51.0	85.7
Price / Tangible Book Value Per Share (%)	100	109	111	65	171
Price / LTM Earnings Per Share (x)	10.3	11.5	12.3	8.3	18.9
Price / Estimated 2025 Earnings Per Share (x)	9.4	9.6	9.7	7.8	12.8
Current Dividend Yield (%)	3.0	3.2	3.2	0.0	6.3
Market Capitalization ($mm)	502	514	545	192	1,015

(1)	Bank-level financial data shown for all institutions.

Note: Institutions were not shown pro forma for pending or recently closed acquisitions or divestitures.

Piper Sandler used publicly available information to perform a similar analysis for ESSA by comparing selected financial information for ESSA with a group of financial institutions selected by Piper Sandler. The ESSA peer group included major exchange-traded (NASDAQ, NYSE and NYSEAM) banks headquartered in the Mid-Atlantic region, as defined by S&P Capital IQ Pro, with total assets between $1.0 billion and $3.0 billion and LTM ROAA greater than 0.00%, but excluded targets of announced merger transactions (the “ESSA Peer Group”). The ESSA Peer Group consisted of the following companies:

ACNB Corporation	LINKBANCORP, Inc.
Capital Bancorp, Inc.	Meridian Corporation
CB Financial Services, Inc.	Northeast Community Bancorp, Inc.
Chemung Financial Corporation	Norwood Financial Corp.
Citizens & Northern Corporation	Orange County Bancorp, Inc.
Esquire Financial Holdings, Inc.	Parke Bancorp, Inc.
Fidelity D & D Bancorp, Inc.	Pathfinder Bancorp, Inc.
First United Corporation	Princeton Bancorp, Inc.
Franklin Financial Services Corporation	SR Bancorp, Inc.
Hanover Bancorp, Inc.	Unity Bancorp, Inc.

The analysis compared publicly available financial information for ESSA with corresponding data for the ESSA Peer Group as of or for the year ended September 30, 2024 (unless otherwise noted) with pricing data as of January 7, 2025. The table below sets forth the data for ESSA and the median, mean, low and high data for the ESSA Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in ESSA’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

ESSA Comparable Company Analysis

	ESSA	ESSA Peer Group Median	ESSA Peer Group Mean	ESSA Peer Group Low	ESSA Peer Group High
Total Assets ($mm)	2,188	2,341	2,220	1,053	2,880
Loans / Deposits (%)	108.0	91.6	92.0	76.6	118.0
Non-Performing Assets / Total Assets (%)	0.56	0.42	0.51	0.00	1.97
Tangible Common Equity / Tangible Assets (%)	9.96	8.51	9.65	6.58	16.85
Tier 1 Leverage Ratio (%)	10.01	10.01	10.99	8.29	16.06
Total RBC Ratio (%)	14.22	14.89	14.87	11.44	18.15
CRE / Total RBC Ratio(¹) (%)	292	246	284	138	564
LTM Return on Average Assets (%)	0.78	0.81	1.00	0.09	2.65
LTM Return on Average Equity (%)	7.6	9.8	9.8	0.5	20.3
LTM Net Interest Margin (%)	2.80	3.30	3.67	2.41	6.38
LTM Efficiency Ratio (%)	70.2	66.1	62.2	35.7	74.8
Price / Tangible Book Value Per Share (%)	88	118	123	65	288
Price / LTM Earnings Per Share (x)	10.6	11.8	12.2	6.3	20.2
Price / Estimated 2025 Earnings Per Share (x)	—	9.5	9.9	7.8	15.0
Current Dividend Yield (%)	3.2	3.0	2.9	0.0	6.1
Market Capitalization ($mm)	180	227	255	104	630

(1)	Bank-level financial data shown for all institutions.

Note: Institutions were not shown pro forma for pending or recently closed acquisitions or divestitures.

Analysis of Precedent Transactions

Piper Sandler reviewed two groups of merger and acquisition transactions, including a regional and nationwide group. The regional group consisted of bank merger and acquisition transactions announced between January 1, 2021 and January 7, 2025 with targets headquartered in Maryland, New Jersey, New York and Pennsylvania, with total assets between $1.0 billion and $5.0 billion at announcement, but excluded transactions with non-disclosed deal values, merger-of-equal transactions, as defined by S&P Capital IQ Pro, or private investor, private equity or credit union buyers, (the “Regional Precedent Transactions”). The nationwide group consisted of bank merger and acquisition transactions nationwide announced between January 1, 2024 and January 7, 2025 with targets with total assets between $1.0 billion and $3.0 billion at announcement, but excluded transactions with non-disclosed deal values, merger-of-equal transactions, as defined by S&P Capital IQ Pro, or private investor, private equity or credit union buyers (the “Nationwide Precedent Transactions”).

The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Northwest Bancshares, Inc.	Penns Woods Bancorp Inc.
NBT Bancorp Inc.	Evans Bancorp Inc.
ConnectOne Bancorp Inc.	The First of Long Island Corp.
Peoples Financial Services	FNCB Bancorp Inc.
First Bank	Malvern Bancorp Inc
First Commonwealth Financial	Centric Financial Corp.
Brookline Bancorp Inc.	PCSB Financial Corp.
Farmers National Banc Corp.	Emclaire Financial Corp
Fulton Financial Corp.	Prudential Bancorp Inc.
F.N.B. Corp.	Howard Bancorp Inc.
Lakeland Bancorp	1st Constitution Bancorp
Mid Penn Bancorp Inc.	Riverview Financial Corp.
Valley National Bancorp	Westchester Bank Holding Corp.

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Northwest Bancshares, Inc.	Penns Woods Bancorp Inc.
EverBank Financial Corp	Sterling Bank & Trust FSB
Camden National Corp.	Northway Financial Inc.
NBT Bancorp Inc.	Evans Bancorp Inc.
German American Bancorp Inc.	Heartland BancCorp
ChoiceOne Financial Services	Fentura Financial Inc.
West Coast Community Bancorp	1st Capital Bancorp
Alerus Financial Corp.	HMN Financial Inc.
United Bankshares Inc.	Piedmont Bancorp Inc.
Hope Bancorp, Inc.	Territorial Bancorp Inc.
Wintrust Financial Corp.	Macatawa Bank Corp.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium, and one-day market premium. Piper Sandler compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Regional Precedent Transactions group as well as to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

		Regional Precedent Transactions
	CNB / ESSA	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	11.6	13.1	14.6	8.0	21.4
Transaction Price / Tangible Book Value Per Share (%)	96	131	127	74	169
Tangible Book Value Premium to Core Deposits (%)	(1.1)	3.7	3.6	(3.1)	9.0
1-Day Market Premium (%)	9.4	16.2	18.8	(0.8)	42.5

		Nationwide Precedent Transactions
	CNB / ESSA	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	11.6	15.5	16.4	9.8	31.8
Transaction Price / Tangible Book Value Per Share (%)	96	135	127	31	212
Tangible Book Value Premium to Core Deposits (%)	(1.1)	3.7	2.9	(14.2)	15.7
1-Day Market Premium (%)	9.4	28.7	29.3	(13.3)	80.0

Net Present Value Analyses

Piper Sandler performed an analysis that estimated the net present value of a share of CNB common stock assuming CNB performed in accordance with publicly available mean analyst earnings per share estimates for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual earnings growth rate for the years ending December 31, 2027 and December 31, 2028 and estimated dividends per share for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB. To approximate the terminal value of a share of CNB common stock at January 7, 2025, Piper Sandler applied price to 2028 earnings multiples ranging from 9.0x to 14.0x and multiples of December 31, 2028 tangible book value ranging from 90% to 140%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CNB common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of CNB common stock of $19.21 to $33.19 when applying multiples of earnings and $19.41 to $33.55 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
10.0%	$22.20	$24.40	$26.59	$28.79	$30.99	$33.19
11.0%	$21.40	$23.51	$25.63	$27.74	$29.86	$31.97
12.0%	$20.63	$22.67	$24.71	$26.74	$28.78	$30.82
13.0%	$19.91	$21.87	$23.83	$25.79	$27.75	$29.71
14.0%	$19.21	$21.10	$22.99	$24.88	$26.76	$28.65

Tangible Book Value Per Share Multiples

Discount Rate	90%	100%	110%	120%	130%	140%
10.0%	$22.43	$24.65	$26.88	$29.10	$31.33	$33.55
11.0%	$21.62	$23.76	$25.90	$28.04	$30.18	$32.33
12.0%	$20.85	$22.91	$24.97	$27.03	$29.09	$31.15
13.0%	$20.11	$22.10	$24.08	$26.07	$28.05	$30.04
14.0%	$19.41	$21.32	$23.23	$25.14	$27.06	$28.97

Piper Sandler also considered and discussed with the CNB Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming CNB’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for CNB’s common stock, applying the price to 2028 earnings multiples range of 9.0x to 14.0x referred to above and a discount rate of 11.62%.

Earnings Per Share Multiples

Annual Estimate Variance	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
(20.0%)	$17.20	$18.85	$20.51	$22.16	$23.81	$25.46
(10.0%)	$19.06	$20.92	$22.78	$24.64	$26.50	$28.36
0.0%	$20.92	$22.99	$25.05	$27.12	$29.18	$31.25
10.0%	$22.78	$25.05	$27.32	$29.60	$31.87	$34.14
20.0%	$24.64	$27.12	$29.60	$32.08	$34.55	$37.03

Piper Sandler also performed an analysis that estimated the net present value per share of ESSA common stock, assuming ESSA performed in accordance with certain financial projections for ESSA for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB. To approximate the terminal value of a share of ESSA common stock at January 7, 2025, Piper Sandler applied price to 2028 earnings multiples ranging from 9.0x to 14.0x and multiples of December 31, 2028 tangible book value ranging from 80% to 155%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of ESSA common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of ESSA common stock of $16.07 to $27.68 when applying multiples of earnings and $14.56 to $30.71 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
10.0%	$18.56	$20.38	$22.21	$24.03	$25.85	$27.68
11.0%	$17.89	$19.65	$21.40	$23.16	$24.91	$26.67
12.0%	$17.25	$18.94	$20.63	$22.32	$24.01	$25.70
13.0%	$16.65	$18.27	$19.90	$21.53	$23.16	$24.78
14.0%	$16.07	$17.63	$19.20	$20.77	$22.34	$23.90

Tangible Book Value Per Share Multiples

Discount Rate	80%	95%	110%	125%	140%	155%
10.0%	$16.82	$19.59	$22.37	$25.15	$27.93	$30.71
11.0%	$16.21	$18.89	$21.56	$24.23	$26.91	$29.58
12.0%	$15.64	$18.21	$20.78	$23.36	$25.93	$28.50
13.0%	$15.09	$17.57	$20.04	$22.52	$25.00	$27.48
14.0%	$14.56	$16.95	$19.34	$21.72	$24.11	$26.50

Piper Sandler also considered and discussed with the CNB Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming ESSA’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for ESSA common stock, applying the price to 2028 earnings multiples range of 9.0x to 14.0x referred to above and a discount rate of 11.62%.

Earnings Per Share Multiples

Annual Estimate Variance	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
(20.0%)	$14.41	$15.78	$17.15	$18.52	$19.89	$21.26
(10.0%)	$15.95	$17.49	$19.03	$20.58	$22.12	$23.66
0.0%	$17.49	$19.21	$20.92	$22.64	$24.35	$26.07
10.0%	$19.03	$20.92	$22.81	$24.69	$26.58	$28.47
20.0%	$20.58	$22.64	$24.69	$26.75	$28.81	$30.87

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

Piper Sandler analyzed certain potential pro forma effects of the merger on CNB assuming the transaction closes on September 30, 2025. Piper Sandler utilized the following information and assumptions: (i) publicly available mean analyst earnings per share estimates for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual earnings growth rate for the years ending December 31, 2027 and December 31, 2028 and estimated dividends per share for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB, (ii) certain financial projections for ESSA for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB, and (iii) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the divestiture of certain ESSA branches and the sale of certain ESSA loans subsequent to the closing of the merger, as provided by the senior management of CNB and its representatives. The analysis indicated that the transaction could be accretive to CNB’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2025 through December 31, 2027 and dilutive to CNB’s estimated tangible book value per share at close and in the years ending December 31, 2025 through December 31, 2027.

In connection with this analysis, Piper Sandler considered and discussed with the CNB Board of Directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship

Piper Sandler received a $395,000 fee from CNB upon rendering its opinion. CNB has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement. In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler did not provide any other investment banking services to CNB, nor did Piper Sandler provide any investment banking services to ESSA in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to CNB, ESSA and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of CNB, ESSA and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Recommendation of the ESSA Board of Directors and ESSA’s Reasons for the Merger

After careful consideration, the ESSA Board of Directors, at a special meeting held on January 9, 2025, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of ESSA and its shareholders, (ii) declared the merger agreement advisable, and (iii) approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the ESSA Board of Directors unanimously recommends that ESSA shareholders vote “FOR” the ESSA merger proposal, “FOR” the ESSA compensation proposal and “FOR” the ESSA adjournment proposal.

In reaching its decision to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, and to recommend that ESSA’s shareholders approve the merger proposal and compensation proposal, the ESSA Board of Directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with ESSA’s management, as well as with ESSA’s legal and financial advisors, and considered a number of factors, including the following:

•	each of ESSA’s and CNB’s business, operations, financial condition, geographic footprint, stock performance, asset quality, earnings and prospects, and legal and regulatory status;

•	the historical performance of each of ESSA’s and CNB’s common stock;

•	the historical payment of dividends by each of ESSA and CNB;

•	the strategic fit of the business lines and the operating philosophies of the two institutions;

•

that the companies’ separate market areas, earnings and prospects create the opportunity for the combined company to leverage complementary revenue streams and cost savings and to have superior future earnings and prospects compared to ESSA’s earnings and prospects on a stand-alone basis;

•	the composition of the loan portfolio and the commercial real estate concentration ratio of the combined company;

•

the anticipated financial impact of the transaction on the combined company, including the expected impact on key financial metrics (including tangible book value per share, return on average assets, return on average tangible common equity, and efficiency ratio), regulatory capital ratios, earnings per share accretion, cost savings, and increase in pro forma capital base;

•	the compatibility of the corporate cultures and leadership philosophies of ESSA and CNB;

•	the overall strength, experience and leadership of the management team of the combined company;

•

the current and prospective environment in the financial services industry in which ESSA operates, including national and local economic conditions, the interest rate environment and various fluctuations in interest rates, the regulatory environment, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on ESSA’s and the combined company’s potential growth, development, productivity and strategic options, and the execution risks of attempting to address the foregoing considerations as a standalone entity;

•

its views with respect to the strategic alternatives potentially available to ESSA, including continuing as a standalone company focusing exclusively on organic growth, pursuing other acquisitions or business combinations, and other transactions involving the sale of ESSA;

•

the fact that 100% of the merger consideration will be in CNB common stock, which offers ESSA’s shareholders the opportunity to participate as shareholders of CNB in the future earnings and performance of the combined company;

•

the fact that the exchange ratio is fixed, which the ESSA Board of Directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	that ESSA shareholders would own approximately % of the combined company’s common stock;

•	that three members of the ESSA Board of Directors, Messrs. Olson, Selig and Henning, would join the Board of Directors of the combined company;

•

the fact that the combined company would continue to be publicly held following the merger and would continue to be traded on NASDAQ, providing the combined company’s shareholders with continued access to a public trading market, and that shareholders would be expected to have increased liquidity for their shares as a result of the higher market capitalization of the combined company, the significantly expanded shareholder base and the potential increase in interest from institutional investors and securities analysts;

•

the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame, particularly in light of the fact that CNB has merger integration experience due to successfully completed acquisitions and data processing conversions;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to ESSA’s shareholders;

•

the fact that the implied value of the merger consideration of $21.10 per share of ESSA common stock, based on the ten-day volume weighted average stock price of $24.69 for CNB common stock as of January 8, 2025;

•

the financial analysis presented to the ESSA Board of Directors by PNC FIG Advisory on January 9, 2025 and the opinion, dated on January 9, 2025, delivered to the ESSA Board of Directors by PNC FIG Advisory, and based upon and subject to the assumptions made, procedures followed, factors considered, and limitations of the review undertaken by PNC FIG Advisory, as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio provided for in the merger pursuant to the merger agreement to the holders of ESSA common stock, as more fully described below in the section entitled “—Opinion of ESSA’s Financial Advisor” beginning on page 133;

•	the fact that ESSA’s shareholders will have the opportunity to vote to approve the merger agreement and transactions contemplated thereby;

•	its review with its legal advisors of the terms of the merger agreement, including the representations, covenants, conditions and deal protection and termination provisions;

•	the right of the ESSA Board of Directors under the merger agreement to withdraw or modify its recommendation to ESSA shareholders that they approve the merger proposal under certain circumstances; and

•	the right of ESSA to terminate the merger agreement under certain circumstances, as more fully described under the section entitled “The Merger Agreement—Termination” beginning on page 170.

The ESSA Board of Directors also considered the potential risks associated with the transaction. The ESSA Board of Directors concluded that the anticipated benefits of combining with CNB were likely to outweigh these risks substantially. These potential risks included:

•	the diversion of management focus and resources from other strategic opportunities and operational matters while working to implement the merger transaction and integrate the two companies;

•	the possibility of the combined company encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or within the timeframe currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of ESSA and CNB;

•

the possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of ESSA’s ongoing business and in the loss of customers for the combined company;

•

the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of ESSA and CNB, transaction fees, expenses and other payments that will or may arise from the merger;

•

the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received in a timely manner or may impose unacceptable conditions;

•

the possibility that the merger may not be completed despite the combined efforts of ESSA and CNB, or that completion may be unduly delayed, even if the required regulatory approvals are obtained and the requisite approvals are obtained from ESSA and CNB shareholders, including as a result of factors outside ESSA’s and CNB’s control;

•	the potential for legal claims challenging the merger;

•	the potential for the value of the merger consideration to be received by holders of shares of ESSA common stock to be adversely affected by a decrease in the trading price of CNB common stock;

•

the fact ESSA’s directors and executive officers may have interests in the merger that are different from or in addition to those of its shareholders generally, as more fully described in the section entitled “—Interests of Certain ESSA Directors and Executive Officers in the Merger” beginning on page 145;

•

the fact that ESSA may be obligated to pay CNB a termination fee of $8.8 million if the merger with CNB is not completed under certain circumstances, as more fully described in the section entitled “The Merger Agreement—Termination Fee” beginning on page 171;

•	the fact that ESSA’s common shareholders would not be entitled to appraisal or dissenters’ rights in connection with the merger;

•

the restrictions on the conduct of ESSA’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent ESSA from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger; and

•

the other risks of the type and nature described in the sections entitled “Risk Factors” and “Information Regarding Forward-Looking Statements” beginning on pages 21 and 30, respectively, including but not limited to the risks described in the section titled “Risk Factors—Risks Relating to the Merger.”

In considering the recommendation of the ESSA Board of Directors, you should be aware that certain directors and executive officers of ESSA may have interests in the merger that are different from, or in addition to, interests of shareholders of ESSA generally and may create potential conflicts of interest. The ESSA Board of Directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to ESSA’s shareholders that they vote in favor of the merger proposal. See the section entitled “The Merger—Interests of Certain ESSA Directors and Executive Officers in the Merger” beginning on page 145 for more information.

The foregoing discussion of the material information and factors considered by the ESSA Board of Directors is not intended to be exhaustive and may not include all of the factors considered by the ESSA Board of Directors. In view of the variety of factors considered in connection with its consideration of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the ESSA Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The above factors are not listed in any particular order of priority. The ESSA Board of Directors considered all these factors as a whole.

It should be noted that this explanation of the reasoning of the ESSA Board of Directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Information Regarding Forward-Looking Statements.”

For the reasons set forth above, the ESSA Board of Directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of ESSA and its shareholders, and unanimously adopted and approved the merger agreement and the transactions contemplated by it.

Accordingly, the ESSA Board of Directors unanimously recommends that ESSA shareholders vote “FOR” the ESSA merger proposal, “FOR” the ESSA compensation proposal, and “FOR” the ESSA adjournment proposal.

Opinion of ESSA’s Financial Advisor

ESSA retained PNC FIG Advisory to act as ESSA’s financial advisor in connection with the possible business combination of ESSA with another party. PNC FIG Advisory is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, PNC FIG Advisory is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On January 9, 2025, PNC FIG Advisory delivered its opinion to the ESSA Board of Directors to the effect that, as of such date and based upon and subject to various considerations set forth in the opinion, the exchange ratio provided for in the merger was fair to the holders of ESSA common stock from a financial point of view.

The full text of PNC FIG Advisory’s written opinion to ESSA, which sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. Holders of ESSA common stock are encouraged to read the opinion carefully in its entirety. The following summary of PNC FIG Advisory’s opinion is qualified in its entirety by reference to the full text of such opinion.

PNC FIG Advisory’s opinion was rendered to the ESSA Board of Directors for the benefit of the ESSA Board of Directors (in its capacity as such) in connection with its evaluation of the merger. PNC FIG Advisory’s opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. PNC FIG Advisory’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which ESSA might engage or the merits of the underlying decision by ESSA to engage in the merger.

No limitations were imposed by ESSA on the scope of PNC FIG Advisory’s investigation or on the procedures followed by PNC FIG Advisory in rendering its opinion.

In rendering the opinion, PNC FIG Advisory:

•	Reviewed a draft dated January 9, 2025 of the merger agreement;

•	Reviewed ESSA’s Form 10-K for the fiscal year ended September 30, 2024, including the financial statements contained therein;

•	Reviewed CNB’s Form 10-K for the fiscal year ended December 31, 2023, including the financial statements contained therein;

•

Reviewed CNB’s Form 10-Q for the quarter ended March 31, 2024, Form 10-Q for the quarter ended June 30, 2024 and Form 10-Q for the quarter ended September 30, 2024, including the financial statements contained therein;

•	Reviewed ESSA Bank’s and CNB Bank’s respective quarterly call reports for September 30, 2024, June 30, 2024, March 31, 2024, December 31, 2023 and September 30, 2023;

•	Reviewed other publicly available information regarding ESSA and CNB, including research analysts’ estimates for CNB discussed with PNC FIG Advisory by the management of CNB;

•

Reviewed certain non-public information provided to PNC FIG Advisory by or on behalf of ESSA and CNB, regarding ESSA and CNB (including financial projections and forecasts for ESSA provided to PNC FIG Advisory by the management of ESSA and long-term growth rate and other assumptions for CNB provided to PNC FIG Advisory by the management of CNB) and projected cost savings anticipated by the management of CNB to be realized from the merger;

•	Reviewed recently reported stock prices and trading activity of ESSA common stock and CNB common stock;

•	Discussed the past and current operations, financial condition and future prospects of ESSA and CNB with senior executives of ESSA and CNB, respectively;

•	Reviewed and analyzed certain publicly available financial and stock market data of banking companies that PNC FIG Advisory selected as relevant to its analysis of ESSA and CNB;

•	Reviewed and analyzed certain publicly available financial data of transactions that PNC FIG Advisory selected as relevant to its analysis of ESSA;

•	Considered CNB’s financial and capital position and certain potential pro forma financial effects of the merger on CNB;

•	Conducted other analyses and reviewed other information PNC FIG Advisory considered necessary or appropriate; and

•

Incorporated PNC FIG Advisory’s assessment of the overall economic environment and market conditions, as well as PNC FIG Advisory’s experience in mergers and acquisitions, bank stock valuations and other transactions.

In rendering its opinion, PNC FIG Advisory also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information provided to PNC FIG Advisory by or on behalf of ESSA and CNB and publicly available information used in PNC FIG Advisory’s analyses. PNC FIG Advisory did not assume any responsibility for the accuracy, reasonableness and completeness of any of the foregoing materials provided to PNC FIG Advisory and publicly available information or for the independent verification thereof. Further, PNC FIG Advisory relied on the assurances of managements of ESSA and CNB that they were not aware of any facts or circumstances that would make any of the foregoing materials provided to PNC FIG Advisory inaccurate or misleading. With respect to the financial projections and forecasts for ESSA and research analysts’ estimates and long-term growth rate and other assumptions for CNB reviewed by PNC FIG Advisory and other non-public information related to projected cost savings referred to above, PNC FIG Advisory assumed, with ESSA’s consent, that they were reasonably prepared on bases reflecting (or, in the case of research analysts’ estimates, were consistent with) the best currently available estimates and judgments of the respective managements of ESSA and CNB, as the case may be, as to the future financial performance of ESSA and CNB and such cost savings and that the financial results reflected in such projections, forecasts, estimates and assumptions as well as such cost savings would be realized in the amounts and at the times projected. PNC FIG Advisory assumed no responsibility for and expressed no view as to any of the foregoing information reviewed by PNC FIG Advisory or the assumptions on which they were based.

PNC FIG Advisory is not an expert in the evaluation of deposit accounts or loan, mortgage or similar portfolios or allowances for losses with respect thereto and PNC FIG Advisory was not requested to, and PNC FIG Advisory did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. PNC FIG Advisory assumed no responsibility for and expressed no view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and PNC FIG Advisory assumed that each of ESSA and CNB had, and the pro forma combined company would have, appropriate reserves to cover any such losses. PNC FIG Advisory did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of ESSA, CNB or any other party, and PNC FIG Advisory was not furnished with any such valuation or appraisal.

PNC FIG Advisory’s opinion was based on conditions as they existed and the information PNC FIG Advisory received, as of the date of PNC FIG Advisory’s opinion. PNC FIG Advisory does not have any obligation to update, revise or reaffirm its opinion. PNC FIG Advisory expressed no opinion as to the actual value of CNB common stock when issued in the merger or the prices at which ESSA common stock or CNB common stock might trade at any time.

In rendering PNC FIG Advisory’s opinion, PNC FIG Advisory assumed, with ESSA’s consent, that the merger and related transactions would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. PNC FIG Advisory also assumed, with ESSA’s consent, that, in the course of obtaining the necessary governmental, regulatory and other third-party approvals, consents and releases for the merger, including with respect to applicable requirements set forth in the ESSA Consent Order or any divestiture or other requirements, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on ESSA, CNB or the merger (including the contemplated benefits thereof). PNC FIG Advisory also assumed, with ESSA’s consent, that the final merger agreement would not differ from the draft reviewed by PNC FIG Advisory in any respect material to PNC FIG Advisory’s analyses or opinion. PNC FIG Advisory further assumed, with ESSA’s consent, that the merger would constitute a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

PNC FIG Advisory expressed no view or opinion as to any terms or other aspects (other than the exchange ratio to the extent expressly specified in PNC FIG Advisory’s opinion) of the merger or any related transaction, including any matters relating to the ESSA Bank ESOP or the termination thereof. PNC FIG Advisory’s opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which ESSA might engage or the merits of the underlying decision by ESSA to engage in the merger. PNC FIG Advisory expressed no opinion with respect to the fairness of the amount or nature of any compensation to any of the officers, directors, or employees of any party to the merger, or any class of such persons, relative to the exchange ratio or otherwise.

In performing its analyses, PNC FIG Advisory made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of PNC FIG Advisory, ESSA and CNB. Any estimates contained in the analyses performed by PNC FIG Advisory are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, PNC FIG Advisory’s opinion was among several factors taken into consideration by the ESSA Board of Directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the ESSA board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between ESSA and CNB and the decision of ESSA to enter into the merger agreement was solely that of the ESSA Board of Directors.

Selected Implied Transaction Statistics for the Merger

Using financial information for ESSA as of September 30, 2024 or for the 12 months ended September 30, 2024 and the closing price of ESSA common stock on January 8, 2025, PNC FIG Advisory calculated the following implied transaction statistics for the merger based on the 0.8547x exchange ratio and CNB’s closing stock price on January 8, 2025 of $24.11:

Transaction value / tangible book value	96%
Transaction value / last twelve months earnings per share	11.6	x
Core deposit premium(1)	(0.5%)
Market premium to most recent closing price	10.6%

(1)

Calculated as follows: (implied transaction value – tangible equity) / core deposits; where core deposits are defined as: total deposits, less time deposit accounts with balances over $100,000, foreign deposits, and unclassified deposits.

The following is a summary of the material financial analysis presented by PNC FIG Advisory to the ESSA Board of Directors in connection with rendering its opinion. This summary is not a complete description of the analyses and procedures performed by PNC FIG Advisory in the course of arriving at its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, PNC FIG Advisory did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, PNC FIG Advisory believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. No company, transaction or business used in PNC FIG Advisory’s analyses for comparative purposes is identical to ESSA, CNB or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical.

Selected Companies Analysis of ESSA

PNC FIG Advisory performed a selected companies analysis by comparing the financial and stock performance of ESSA with those of the following 12 selected publicly traded financial institutions, referred to as the selected companies, that were headquartered in Pennsylvania, that were not mutual institutions or merger or acquisition targets and that had September 30, 2024 assets between $1.5 billion and $3.0 billion and return on average assets less than 1.20% and average one-year daily trading volumes greater than 100 shares for the 12 months ending September 30, 2024:

Description of Selected Companies

Institution	City, State	Ticker	Exchange
Citizens & Northern Corporation	Wellsboro, PA	CZNC	NASDAQCM
Embassy Bancorp, Inc.	Bethlehem, PA	EMYB	OTCQX
ENB Financial Corp	Ephrata, PA	ENBP	OTCQX
Fidelity D & D Bancorp, Inc.	Dunmore, PA	FDBC	NASDAQGM
Franklin Financial Services Corp.	Chambersburg, PA	FRAF	NASDAQCM
Kish Bancorp, Inc.	Belleville, PA	KISB	OTCQX
LINKBANCORP, Inc.	Camp Hill, PA	LNKB	NASDAQCM
Meridian Corporation	Malvern, PA	MRBK	NASDAQGS
Muncy Columbia Financial Corp.	Bloomsburg, PA	CCFN	OTCQX
Norwood Financial Corp.	Honesdale, PA	NWFL	NASDAQGM
QNB Corp.	Quakertown, PA	QNBC	OTCPK
Somerset Trust Holding Company	Somerset, PA	SOME	OTCPK

PNC FIG Advisory compared the financial performance of ESSA and the selected companies as indicated in the following table:

Financial Performance of ESSA and Selected Companies(1)

	Total Assets (in millions)	Tangible Equity/ Tang. Assets	NIM (%)	NPAs/ Assets	Return On Average Assets	Return On Average Equity
High	$2,880	8.51%	3.85%	1.97%	0.93%	14.88%
75th Percentile	2,445	7.24	3.27	0.59	0.84	11.35
Median	2,216	6.77	3.08	0.41	0.67	8.54
25th Percentile	1,810	6.55	2.81	0.09	0.57	7.12
Low	1,607	5.72	2.22	0.00	0.22	2.27
ESSA	$2,188	9.96%	2.80%	0.56%	0.78%	7.58%

Source: S&P Global Market Intelligence.

(1)	Financial data was as of or for the 12 months ending September 30, 2024.

PNC FIG Advisory then compared the stock performance of ESSA and the selected companies as indicated in the following table (excluding the impact of the last 12 months earnings per share multiples for two of the selected companies, which multiples were considered not meaningful):

Stock Performance of ESSA and Selected Companies(1)

	Stock Price/						Dividend Yield	Shares Traded Daily
	Earnings per Share				Tang. Book Per Share	Assets Per Share
	LTM		MRQ (annualized)
High	16.6	X	13.7	X	136%	10.8%	6.27%	50,668
75th Percentile	13.7		11.2		128	9.4	4.50	14,939
Median	12.2		8.8		110	7.0	4.07	4,080
25th Percentile	7.4		7.4		96	6.0	3.62	1,237
Low	5.6		4.1		72	4.6	2.48	876
ESSA	10.5	X	10.6	X	87%	8.6%	3.06%	11,753

Source: S&P Global Market Intelligence.

(1)	Financial data was as of September 30, 2024 or for the 12 or three months ended September 30, 2024. Market data was as of January 8, 2025.

PNC FIG Advisory also reviewed the historical stock price performance of ESSA relative to the selected companies and selected stock indices, as indicated in the following tables:

ESSA Historical Stock Performance

Relative to Selected Companies and Selected Indices

One-Year Stock Performance
Date	ESSA	Selected Companies	S&P 500	NASDAQ Bank Index
January 8, 2025	94%	105%	124%	117%
January 8, 2024	100	100	100	100

Three-Year Stock Performance
Date	ESSA	Selected Companies	S&P 500	NASDAQ Bank Index
January 8, 2025	108%	81%	127%	82%
January 7, 2022	100	100	100	100

Source: S&P Global Market Intelligence.

Discounted Cash Flow Analysis of ESSA

PNC FIG Advisory performed a discounted cash flow analysis to estimate a range for the implied equity value of ESSA common stock based on the present value of implied future dividends over a seven-year period and implied terminal values at the end of such period. In this analysis, PNC FIG Advisory assumed discount rates of 10%, 12% and 14% and calculated terminal values of 10.0x and 13.0x earnings at the end of seven fiscal years ending September 30, 2031. PNC FIG Advisory used financial projections and forecasts for ESSA provided to PNC FIG Advisory by the management of ESSA. This analysis indicated an implied present value reference range of ESSA common stock of $11.18 per share to $17.16 per share, which are 6.7x and 10.3x, respectively, of ESSA’s earnings for the 12 months ended September 30, 2024 and 52% and 80%, respectively, of ESSA’s tangible book value as of September 30, 2024.

Selected Transactions Analysis of ESSA

PNC FIG Advisory performed a selected transactions analysis by reviewing the following information for purposes of comparison with selected implied transaction ratios for the merger:

•	Publicly available acquisition metrics of selected transactions in the United States that were announced from January 1, 2020 through January 8, 2025 (“U.S. M&A Transactions”).

•

Publicly available acquisition metrics of selected transactions in which the acquired bank was located in Pennsylvania, New Jersey or New York that were announced from January 1, 2022 through January 8, 2025 and had assets between $1.0 billion and $4.0 billion (“Regional Transactions”).

Transactions with announced deal values of less than $10 million, merger of equals transactions and transactions without publicly reported transaction price to tangible common book data were excluded from the U.S. M&A Transactions and Regional Transactions.

The results of the analysis for the U.S. M&A Transactions are set forth in the following table:

U.S. M&A Transactions(1)

	Year	Number of Deals	Median Price/ Last 12 Months Earnings		Median Price/ Tangible Common Book (%)
Highest 3rd by Announced Price-to-Tangible Book	2024	14	18.7	x	158%
	2023	7	13.7		159
	2022	19	14.4		191
	2021	32	16.7		181
	2020	12	16.6		172
Middle 3rd by Announced Price-to-Tangible Book	2024	14	14.5	x	134%
	2023	8	17.4		130
	2022	20	13.8		154
	2021	32	14.3		152
	2020	13	25.4		146
Lowest 3rd by Announced Price-to-Tangible Book	2024	14	18.8	x	96%
	2023	8	9.8		100
	2022	20	13.5		118
	2021	32	15.6		123
	2020	13	15.6		115
	CNB /ESSA		11.6	x	96%

Source: S&P Global Market Intelligence.

(1)	Median pricing data of the selected transactions in the sub-group indicated are shown.

The results of the analysis for the Regional Transactions are set forth in the following table with primary focus on the median values:

Regional Transactions

Acquirer/Seller	Deal Value (in mill.)	Deal Value/ Last 12 Months Earnings		Deal Value/ Common Tangible Book
Farmers National /Emclaire Financial	$107	10.4	X	142%
Northwest Bancshares /Penns Woods	270	13.1		139
NBT Bancorp Inc./Evans Bancorp, Inc.	236	12.2		132
First Commonwealth /Centric Financial	138	14.8		131
Brookline Bancorp /PCSB Financial	320	20.3		118
Fulton Financial /Prudential Bancorp	138	17.9		107
First Bank /Malvern Bancorp, Inc.	150	21.4		102
Peoples Financial /FNCB Bancorp, Inc.	128	8.0		102
Median	$144	13.9	X	125%
CNB / ESSA	$209	11.6	X	96%

Source: S&P Global Market Intelligence.

Selected Companies Analysis of CNB

PNC FIG Advisory performed a selected companies analysis by comparing the financial and stock performance of CNB with those of the following 11 selected publicly traded financial institutions, referred to as the selected companies, that were headquartered in Pennsylvania, Ohio, or New York excluding the greater New York City area, that were not mutual institutions or merger or acquisition targets and that had September 30, 2024 assets between $5.0 billion and $10.0 billion:

Description of Selected Companies

Institution	City, State	Ticker	Exchange
Farmers National Banc Corp.	Canfield, OH	FMNB	NASDAQCM
Financial Institutions, Inc.	Warsaw, NY	FISI	NASDAQGS
Mid Penn Bancorp, Inc.	Harrisburg, PA	MPB	NASDAQGM
Orrstown Financial Services, Inc.	Harrisburg, PA	ORRF	NASDAQCM
Park National Corporation	Newark, OH	PRK	NYSEAM
Peoples Bancorp Inc.	Marietta, OH	PEBO	NASDAQGS
Peoples Financial Services Corp.	Scranton, PA	PFIS	NASDAQGS
S&T Bancorp, Inc.	Indiana, PA	STBA	NASDAQGS
Tompkins Financial Corporation	Ithaca, NY	TMP	NYSEAM
TrustCo Bank Corp NY	Glenville, NY	TRST	NASDAQGS
Univest Financial Corporation	Souderton, PA	UVSP	NASDAQGS

PNC FIG Advisory compared the financial performance of CNB and the selected companies as indicated in the following table:

Financial Performance of CNB and Selected Companies(1)

	Assets (in millions)	Efficiency Ratio	Tangible Comm. Equity/ Tang. Assets	NIM	NPAs/ Assets	Return on Average Assets	Return on Average Equity
High	$9,903	67.9%	11.05%	4.32%	0.78%	1.42%	12.10%
75th Percentile	8,673	66.1	9.78	3.85	0.57	1.15	11.53
Median	6,156	62.5	8.13	2.85	0.44	0.90	10.02
25th Percentile	5,499	60.1	7.19	2.74	0.36	0.80	8.01
Low	5,237	55.0	4.98	2.54	0.32	0.15	1.62
CNB	$6,015	67.1%	8.45%	3.45%	0.69%	0.92%	9.25%

Source: S&P Global Market Intelligence.

(1)	Financial data was as of or for the 12 months ended September 30, 2024.

PNC FIG Advisory then compared the stock performance of CNB and the selected companies as indicated in the following table (excluding the impact of the last 12 months and most recent completed quarter (annualized) earnings per share multiples for two of the selected companies, which multiples were considered not meaningful):

Stock Performance of CNB and Selected Companies(1)

	Stock Price/						Dividend Yield	Shares Traded Daily(2)
	Earnings per Share				Tang. Book Per Share	Assets Per Share
	LTM		MRQ (annualized)
High	20.2	x	18.2	x	256%	27.8%	5.08%	166,402
75th Percentile	12.7		12.7		162	12.3	4.64	103,383
Median	10.8		11.4		141	10.2	3.65	90,748
25th Percentile	9.7		9.5		113	9.3	2.87	62,731
Low	8.3		7.8		90	6.6	2.43	25,567
CNB	10.3	x	9.9	x	100%	8.4%	2.93%	49,806

Source: S&P Global Market Intelligence.

(1)	Financial data was as of September 30, 2024 or for the 12 or three months ended September 30, 2024. Market data was as of January 8, 2025.
(2)	Average volume of shares traded daily over the past three months.

PNC FIG Advisory also reviewed the historical stock price performance of CNB relative to the selected companies and selected stock indices, as indicated in the following tables:

CNB Historical Stock Performance

Relative to Selected Companies and Selected Indices

One-Year Stock Performance
Date	CNB (CCNE)	Selected Companies	S&P 500	NASDAQ Bank Index
January 8, 2025	109%	117%	124%	117%
January 8, 2024	100	100	100	100

Three-Year Stock Performance
Date	CNB (CCNE)	Selected Companies	S&P 500	NASDAQ Bank Index
January 8, 2025	87%	92%	127%	82%
January 7, 2022	100	100	100	100

Discounted Cash Flow Analysis of CNB

PNC FIG Advisory performed a discounted cash flow analysis to estimate a range for the implied equity value of CNB common stock based on the present value of implied future dividends over a seven-year period and implied terminal values at the end of such period. In this analysis, PNC FIG Advisory assumed discount rates of 8.5%, 10.5% and 12.5% and calculated terminal values of 10.0x and 13.0x earnings at the end of seven years. PNC FIG Advisory used research analysts’ estimates for CNB in calendar years 2025 and 2026 and long-term growth rate and other assumptions for CNB provided to PNC FIG Advisory by the management of CNB. This analysis indicated an implied present value range of CNB common stock of $20.85 per share to $33.18 per share, which are 8.9x and 14.2x, respectively, of CNB’s earnings per share for the 12 months ended September 30, 2024 and 87% and 138%, respectively, of CNB’s tangible book value per share as of September 30, 2024.

Financial Impact Analysis on CNB

PNC FIG Advisory also conducted a financial impact analysis assuming that the merger would close at the end of the second quarter of 2025. PNC FIG Advisory used historical financial data as of September 30, 2024, financial projections and forecasts for ESSA provided to PNC FIG Advisory by the management of ESSA, research analysts’ estimates for CNB in calendar years 2025 and 2026, long-term growth rate and other assumptions for CNB provided to PNC FIG Advisory by the management of CNB and projected cost savings anticipated by the management of CNB to be realized from the merger. PNC FIG Advisory also incorporated other pro forma assumptions as provided by CNB. The analysis indicated that the merger could be dilutive to CNB’s estimated tangible book value per share as of June 30, 2025 and could be accretive to CNB’s projected earnings per share (excluding transaction expenses) for each of the calendar years 2025, 2026, 2027 and 2028. All of the results of PNC FIG Advisory’s financial impact analysis may vary materially from the actual results achieved by CNB.

Other Disclosures

PNC FIG Advisory, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes. ESSA selected PNC FIG Advisory to act as a financial advisor and to provide a fairness opinion based on PNC FIG Advisory’s experience, including in connection with mergers and acquisitions of commercial banks and bank holding companies.

ESSA has agreed to pay PNC FIG Advisory a fee for its services currently estimated to be approximately $2.6 million, a portion of which fee became payable upon delivery of PNC FIG Advisory’s opinion and a significant portion of which fee (currently estimated to be approximately $2.3 million) is contingent upon the closing of the merger. In addition, portions of PNC FIG Advisory’s fee became payable after the signing of PNC FIG Advisory’s engagement agreement and after the execution of an exclusivity agreement between ESSA and CNB. ESSA has also agreed to reimburse PNC FIG Advisory’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify PNC FIG Advisory against certain liabilities arising out of the performance of its obligations under the engagement letter.

PNC Capital Markets LLC is a wholly owned subsidiary of The PNC Financial Services Group, Inc. (“PNC Financial”), a large diversified financial services company. PNC Financial and its affiliates are engaged in a broad range of financial services and securities activities. PNC Financial or an affiliate (other than PNC FIG Advisory) provides, or has provided, certain financial services to ESSA Bank, CNB and CNB Bank, including, among other things, providing various commercial banking services to ESSA Bank and CNB Bank and providing a 364-day revolving credit facility to CNB which has been renewed annually. PNC Capital Markets LLC and its affiliates may from time to time purchase securities from, and sell securities to, ESSA Bank and CNB Bank. In the future, PNC Financial may pursue opportunities to provide financial services to ESSA or CNB, including the provision of investment banking or other consulting services by PNC Capital Markets LLC.

PNC FIG Advisory’s fairness committee approved the issuance of PNC FIG Advisory’s opinion letter dated January 9, 2025.

Certain Unaudited Prospective Financial Information of CNB

CNB does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, in connection with the merger, CNB’s management prepared and provided to the CNB Board of Directors in connection with its evaluation of the transaction, and to its financial advisor Piper Sandler, including in connection with Piper Sandler’s financial analyses described above under the section entitled “ —Opinion of CNB’s Financial Advisor,” certain unaudited prospective financial information regarding CNB’s operations described below (the “CNB Projections”). The below summary of the CNB Projections is included for the purpose of providing CNB and ESSA shareholders access to certain nonpublic information that was furnished to certain parties in connection with the merger, and such information may not be appropriate for other purposes and is not included to influence the voting decision of any CNB or ESSA shareholder.

CNB’s unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The inclusion of this unaudited prospective financial information should not be regarded as an indication that such information is necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information. The unaudited prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, CNB management.

While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to CNB’s business, ESSA’s business and the business of the combined company on a pro forma basis giving effect to the merger, including anticipated or possible synergies) that are inherently subjective and uncertain and are beyond the control of CNB’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to CNB’s business, ESSA’s business and the business of the combined company on a pro forma basis giving effect to the merger (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 30 and 21, respectively. This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized.

None of CNB, ESSA or their respective officers, trustees, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

CNB UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES SUBJECT TO GREATER UNCERTAINTY WITH EACH SUCCESSIVE YEAR.

CNB has not made and makes no representation to ESSA or any CNB or ESSA shareholder, in the merger agreement or otherwise, concerning this unaudited prospective financial information or regarding the ultimate performance of CNB, ESSA or the combined company after giving effect to the merger compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, CNB urges all CNB and ESSA shareholders not to place undue reliance on such information.

Neither Forvis Mazars, LLP nor any other registered public accounting firm has compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Forvis Mazars, LLP contained in CNB’s Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of CNB. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the dates on which it was prepared.

The following table presents a summary of the CNB management forecasts relating to CNB (on a standalone basis) for the quarter ended December 31, 2024 and calendar years 2025 through 2028, which CNB management provided to Piper Sandler for purposes of its financial analysis.

		Year Ending December 31,
(in thousands, except per share data)	4Q 2024E	2025E	2026E	2027E	2028E
Net Income	$12,700	$53,743	$60,200	$64,414	$68,923
Earnings per share	$0.61	$2.57	$2.88	$3.08	$3.30
Dividends per share	$0.18	$0.72	$0.72	$0.72	$0.72
Tangible book value per share(1)	$24.45	$26.30	$28.45	$30.80	$33.36

(1)	Tangible book value per common share is a non-GAAP measure and is calculated by dividing tangible common equity by the number of shares outstanding.

Certain Unaudited Prospective Financial Information of ESSA

ESSA does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, in connection with the merger, ESSA’s management prepared and provided to the ESSA Board of Directors in connection with its evaluation of the transaction, and to its financial advisor, PNC FIG Advisory, including performing financial analyses in connection with PNC FIG Advisory’s opinion as described above under the section entitled “—Opinion of ESSA’s Financial Advisor,” certain unaudited prospective financial information regarding ESSA’s operations described below (the “ESSA Projections”). The below summary of the ESSA Projections is included for the purpose of providing ESSA and CNB shareholders access to certain nonpublic information that was furnished to certain parties in connection with the merger, and such information may not be appropriate for other purposes and is not included to influence the voting decision of any ESSA or CNB shareholder.

ESSA’s unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The inclusion of this unaudited prospective financial information should not be regarded as an indication that such information is necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information. The unaudited prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, ESSA management.

While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to ESSA’s business, including anticipated or possible synergies) that are inherently subjective and uncertain and are beyond the control of ESSA’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to ESSA’s business, CNB’s business and the business of the combined company on a pro forma basis giving effect to the merger (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 30 and 21, respectively. This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized.

None of ESSA, CNB or their respective officers, trustees, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

ESSA UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES SUBJECT TO GREATER UNCERTAINTY WITH EACH SUCCESSIVE YEAR.

ESSA has not made and makes no representation to CNB or any ESSA or CNB shareholder, in the merger agreement or otherwise, concerning this unaudited prospective financial information or regarding the ultimate performance of ESSA, CNB or the combined company after giving effect to the merger compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, ESSA urges all ESSA and CNB shareholders not to place undue reliance on such information.

Neither S.R. Snodgrass, P.C. nor any other registered public accounting firm has compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of S.R. Snodgrass, P.C. contained in ESSA’s Annual Report on Form 10-K for the year ended September 30, 2024, as amended, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of ESSA. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the dates on which it was prepared.

The following table presents a summary of the ESSA management forecasts relating to ESSA (on a standalone basis) for the fiscal years 2025 through 2028, which ESSA management provided to PNC FIG Advisory for purposes of performing financial analyses in connection with PNC FIG Advisory’s opinion as described above under the section entitled “—Opinion of ESSA’s Financial Advisor.”

	Fiscal Year Ending September 30,
	2025E	2026E	2027E	2028E
	(Dollars in thousands)
Net Income	$17,764	$18,297	$18,846	$19,411
Dividends	$6,217	$6,404	$6,596	$6,794

Interests of Certain CNB Directors and Executive Officers in the Merger

In considering the recommendation of the CNB Board of Directors to approve the CNB share issuance proposal, CNB shareholders should be aware that certain directors and executive officers of CNB have interests in the merger that are different from, or in addition to, the interests of CNB shareholders generally. These interests are described below, to the extent they are material and are known to CNB. The CNB Board of Directors was aware of these interests and considered them, among other things, in approving the merger and making its recommendation that CNB’s shareholders vote to approve the CNB share issuance proposal.

Following the consummation of the merger, each current member of the CNB Board of Directors is expected to continue to serve as a director of the board of directors of the combined company and each current CNB executive officer is expected continue in his or her role as an executive officer of the combined company.

Interests of Certain ESSA Directors and Executive Officers in the Merger

In considering the information contained in this joint proxy statement/prospectus, you should be aware that ESSA’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of ESSA shareholders generally. The ESSA Board of Directors was aware of these interests and considered them, among other things, in approving the merger. These interests, to the extent material, are described below.

Treatment of ESSA Restricted Stock Awards

Pursuant to the merger agreement, any vesting restrictions on each restricted share of ESSA common stock subject to a substantial risk of forfeiture outstanding immediately prior to the effective time of the merger will automatically lapse, and all vested restricted stock awards will be exchanged for the merger consideration (less applicable taxes and withholdings and without interest). The directors do not hold any equity awards that will vest as a result of the merger. As of February 20, 2025, (i) Mr. Olson holds 14,463 restricted stock awards, (ii) Messrs. Gray, Hangen, and Muto each respectively hold 7,232 outstanding restricted stock awards, and (iii) Mr. Grayuski holds 3,616 outstanding restricted stock awards. The estimated value of Messrs. Olson, Gray, Grayuski, Hangen and Muto’s restricted stock awards are (i) $283,330 in the case of Mr. Olson, (ii) $141,714 in the case of Messrs. Gray, Hangen and Muto and (iii) $70,837 in the case of Mr. Grayuski. The estimated value is based on a per share price of ESSA common stock of $19.59, which is the average closing market price of ESSA common stock over the five business days following the public announcement of the merger.

Treatment of ESSA Performance-Based Cash-Settled Awards

Pursuant to the merger agreement, any vesting or other forfeiture restrictions on each ESSA performance-based cash-settled award outstanding immediately prior to the effective time of the merger will automatically fully vest and be settled in cash (less applicable taxes and withholdings and without interest), with any applicable performance-based vesting conditions to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recently completed fiscal quarter prior to the closing of the merger. The directors do not hold any performance-based cash-settled awards that will vest as a result of the merger. The estimated value of Messrs. Olson, Gray, Grayuski, Hangen and Muto’s performance-based cash-settled awards are (i) $235,750 in the case of Mr. Olson, (ii) $117,875 in the case of Messrs. Gray, Hangen and Muto and (iii) $58,938 in the case of Mr. Grayuski.

Current Agreements and Benefit Plans with ESSA’s Executive Officers

Current Employment Agreements. ESSA and ESSA Bank previously entered into amended and restated employment agreements with each of Messrs. Olson, Gray, Grayuski, Hangen and Muto (collectively, the “Employment Agreements”). In the event of a “change in control” (as defined in the Employment Agreements) of ESSA or ESSA Bank and the executive’s involuntary termination of employment for a reason other than for cause or upon the executive’s voluntary termination for “good reason” (as defined in the Employment Agreements) within twenty-four months following a change in control, subject to the executive’s execution of a release of claims, the executive would become entitled to: (i) a severance payment equal to three times (two times for Mr. Grayuski) the sum of the executive’s base salary and the highest bonus paid to the executive during the prior three years, payable in a lump sum within thirty days following the termination date, (ii) at ESSA’s sole expense, continuation of life, medical, dental and vision coverage for thirty-six months (twenty-four months for Mr. Grayuski) after the executive’s qualifying termination of employment (or a lump-sum cash payment in lieu of such continued coverage), and (iii) for Messrs. Olson, Grayuski, Hangen and Muto a lump sum payment of the excess, if any, of the present value of the benefits he would be entitled to under the ESSA Bank’s defined benefit pension plan if the executive had continued working for thirty-six months (twenty-four months for Mr. Grayuski) over the present value of the benefits to which the executive is actually entitled as of the date of the qualifying termination of employment. Concurrently with the signing of the merger agreement, Messrs. Olson, Gray, Grayuski, Hangen and Muto each entered into a settlement and non-competition agreement with ESSA, ESSA Bank and CNB that cancelled the executive’s applicable employment agreement and quantified the estimated cash severance payment each executive will be entitled to receive at the effective time of the merger in exchange for their execution of a general release of claims in favor of CNB, ESSA and ESSA Bank and their agreement to a post-termination of employment non-compete and non-solicit period of: (i) two years in the case of Mr. Olson, (ii) eight months in the case of Mr. Grayuski, and (iii) six months in the case of Messrs. Gray, Hangen and Muto. The estimated amount that would be payable to each Messrs. Olson, Gray, Grayuski, Hangen and Muto pursuant to the terms of their settlement and non-competition agreements are (i) $3,723,972 in the case of Mr. Olson, (ii) $1,742,041 in the case of Mr. Gray, (iii) $803,096 in the case of Mr. Grayuski, (iv) $1,559,934 in the case of Mr. Hangen and (v) $1,511,184 in the case of Mr. Muto.

Current Supplemental Executive Retirement Agreements with Messrs. Olson and Grayuski. Messrs. Olson and Grayuski are each participants under the ESSA Bank Supplemental Executive Retirement Plan, effective as of January 1, 2005, with ESSA Bank (together, the “ESSA SERPs”). Each ESSA SERP is substantially identical and the normal retirement benefit under the ESSA SERP is an annual benefit equal to 70% of the executive’s highest average compensation (determined over a consecutive five-year period within the last ten years of employment) reduced by the sum of fifty percent of annual social security benefits, annualized benefits payable under ESSA Bank’s tax-qualified pension plan, and the annualized employer contributions to ESSA Bank’s 401(k) Plan and employee stock ownership plan. Messrs. Grayuski and Olson are fully vested in the normal retirement benefit, and each executive is entitled to the present value of the normal retirement benefit, payable in a single lump sum cash payment on the first day of the second month following the date on which Messrs. Grayuski and Olson terminate employment for a reason other than death or disability after attaining at least the age of 60 with 30 years of service with CNB Bank (or their termination of employment within two years following a “change in control” (as defined in the ESSA SERP). If Messrs. Olson and Grayuski terminate employment within two years following a change in control, the normal retirement benefit, which is estimated to be $2,247,345 and $522,582, respectively, will be paid in a lump sum on the first day of the second month following the date of the effective time of the merger. Messrs. Grayuski and Olson are fully vested in the normal retirement benefit and their ESSA SERP benefits will not be enhanced as a result of the merger.

Pro-Rata Bonuses. The merger agreement provides that ESSA may pay annual cash bonuses on a pro rata quarterly basis through the closing date of the merger (with a partial quarter being counted as a completed quarter), based on an annualized aggregate cash bonus amount of $2,000,000; such that if the closing date occurs in ESSA’s second fiscal quarter of 2025, the aggregate annual cash bonus amount payable shall be $1,000,000, and if the closing date occurs in ESSA’s third fiscal quarter of 2025, the aggregate annual cash bonus amount payable shall be $1,500,000, and if the closing date occurs in ESSA’s fourth fiscal quarter of 2025, the aggregate annual cash bonus amount payable shall be $2,000,000. The estimated pro-rata bonus that would be payable to each of Messrs. Olson, Gray, Grayuski, Hangen and Muto, assuming a change in control date of February 20, 2025, are (i) $106,111 in the case of Mr. Olson, (ii) $54,494 in the case of Mr. Gray, (iii) $23,593 in the case of Mr. Grayuski, (iv) $46,332 in the case of Mr. Hangen and (v) $46,549 in the case of Mr. Muto.

New Agreements with ESSA’s Executive Officers

Settlement and Non-Competition Agreements. Concurrently with signing the merger agreement, ESSA, ESSA Bank and CNB entered into a new settlement and non-competition agreement with each of Messrs. Olson, Gray, Grayuski, Hangen and Muto which will be effective at the closing of the merger. The settlement and non-competition agreements will cancel Messrs. Olson, Gray, Grayuski, Hangen and Muto’s employment agreements with ESSA and ESSA Bank as of the effective time of the merger in exchange for their execution of a general release of claims in favor of CNB, ESSA and ESSA Bank and their agreement to a post-termination of employment non-compete and non-solicit period of: (i) two years in the case of Mr. Olson, (ii) eight months in the case of Mr. Grayuski, and (iii) six months in the case of Messrs. Gray, Hangen and Muto. The amount payable to Messrs. Olson, Grayuski, Hangen and Muto under the settlement and non-competition agreements will be recalculated as of the closing date of the merger to reflect the updated actuarial value for the additional years of service under the ESSA Bank defined benefit pension plan and Mr. Gray will not receive this benefit since he does not participate in the ESSA Bank defined benefit pension plan. For an estimate of the amount that would be payable to Messrs. Olson, Gray, Grayuski, Hangen and Muto under their settlement and non-competition amounts, see the section entitled “—Current Agreements and Benefit Plans with ESSA’s Executive Officers – Current Employment Agreements” above.

Potential Payments and Benefits to ESSA’s Named Executive Officers in Connection with the Merger

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each named executive officer of ESSA that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to ESSA’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of holders of ESSA common stock, as described in the section entitled “ESSA Proposal 2—Merger-Related Executive Compensation” beginning on page 154. The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of ESSA’s named executive officers would receive, using the following assumptions:

•

the effective time of the merger will occur on February 20, 2025 (which is the assumed date solely for purposes of this golden parachute compensation disclosure and which is the last practicable date prior to the date of this Joint Proxy Statement/Prospectus);

•

for purposes of calculating the value of unvested equity awards and performance-based cash-settled awards that will become vested as of the effective time, awards are those that are outstanding as of February 20, 2025; and

•

a price per share of ESSA common stock of $19.59 (the average closing market price of ESSA common stock over the first five business days following the public announcement of the merger beginning on January 13, 2025).

The calculations in the table do not include amounts that ESSA’s named executive officers were already entitled to receive or were already vested in as of the date of this Joint Proxy Statement/Prospectus. The calculations in the table do not attempt to forecast any additional cash incentive awards, equity award grants, or forfeitures that may occur prior to the completion of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Gary S. Olson	4,065,833	283,330	4,349,163
Peter A. Gray	1,914,410	141,675	2,056,085
Charles D. Hangen	1,724,141	141,675	1,865,816

(1)

The cash payments consist of the (i) estimated cash amount payable pursuant to the terms of each executive’s settlement and non-competition agreement, (ii) the estimated cash payments for the performance-based cash-settled awards and (iii) the estimated pro-rata bonus payable pursuant to the terms of the merger agreement, which in each case are considered “single trigger” benefits since they are payable upon a change in control of ESSA without regard to termination of employment pursuant to the terms of the merger agreement. The following is a break-out of the amounts reported in the above table:

Name	Settlement Agreement ($)	Performance- Based Cash- Settled Award ($)	Pro Rata Bonus Payment ($)
Gary S. Olson	3,723,972	235,750	106,111
Peter A. Gray	1,742,041	117,875	54,494
Charles D. Hangen	1,559,934	117,875	46,332

(2)

Represents the estimated value of the non-vested restricted stock awards that become vested at the effective time of the merger, which is considered a “single trigger” benefit since it is payable upon a change in control of ESSA without regard to termination of employment pursuant to the terms of the merger agreement. The value is based on a per share price of ESSA common stock of $19.59, which is the average closing market price of ESSA common stock over the five business days following the public announcement of the merger.

Membership on the Boards of Directors of CNB and CNB Bank

At the effective time of the merger, each of CNB and CNB Bank will appoint Messrs. Olson, Selig and Henning (or, in the event of any such individual’s unavailability, such other person(s) as mutually agreed upon by ESSA and CNB) to serve as members of their respective boards of directors. Messrs. Olson, Selig and Henning must meet the qualifications for directors set forth in the bylaws of CNB and CNB Bank. Messrs. Olson, Selig and Henning will serve on the CNB and CNB Bank boards of directors until the next annual shareholder meeting following their appointment and, at such annual shareholder meeting, the CNB and CNB Bank boards of directors will each nominate Messrs. Olson, Selig and Henning for election to serve the following terms: (i) in the case of Mr. Olson, a three-year term, (ii) in the case of Mr. Henning, a two-year term and (iii) in the case of Mr. Selig, a one-year term. Messrs. Olson, Selig and Henning must meet the qualifications for directors set forth in the bylaws of CNB and CNB Bank. For additional information, see the section entitled “The Merger Agreement—Boards of Directors of CNB and CNB Bank After the Merger” beginning on page 157.

Indemnification and Insurance of Directors and Officers

Pursuant to the merger agreement, CNB has agreed that it will indemnify, defend and hold harmless each present and former director and officer of ESSA or ESSA Bank against any costs, expenses or fees (including reasonable attorneys’ fees), judgments, amounts paid in settlement, fines, penalties, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and whether formal or informal, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, arising in whole or part out of or pertaining to the fact that he or she was a director or officer of ESSA or is or was serving at the request of ESSA as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of ESSA or ESSA Bank, including without limitation matters related to the negotiation, execution and performance of the merger agreement or any of the related transactions, to the fullest extent which such person would have been entitled to indemnification under ESSA’s or ESSA Bank’s charter and bylaws prior to the effective date of the merger.

In addition, CNB has agreed to maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the merger to cover the present officers and directors of ESSA with respect to claims against such directors and officers arising from facts or events that occurred before the effective time of the merger; provided that, CNB is not obligated to pay more than 250% of ESSA’s annual premiums for such coverage.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a general summary of material U.S. federal income tax consequences of the holding company merger (as defined below) to U.S. holders (as defined below) of ESSA common stock that exchange their shares of ESSA common stock for merger consideration. The U.S. federal income tax laws are complex, and the tax consequences of the holding company merger may vary depending upon each shareholder’s individual circumstances or tax status. The following discussion is based upon the Code, temporary and final treasury regulations promulgated under the Code, and rulings and other administrative interpretations and practices of the IRS, and court decisions, all as currently in effect, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. federal taxes other than income taxes or state, local or non-U.S. taxes. No attempt has been made to comment on all U.S. federal income tax consequences of the holding company merger that may be relevant to ESSA shareholders. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular ESSA shareholder.

This discussion addresses only those ESSA shareholders that hold their ESSA common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, the following discussion may not apply to particular categories of holders of shares of ESSA common stock subject to special treatment under the Code, such as insurance companies, S corporations or other pass-through entities (and investors therein), financial institutions, broker-dealers, dealers in securities, traders in securities that elect to use a mark to market method of accounting, real estate investment trusts, regulated investment companies, governmental organizations, tax-exempt organizations, individual retirement and other tax-deferred accounts, banks, persons subject to the alternative minimum tax, persons who hold ESSA capital stock as part of a straddle, hedging or conversion transaction, persons whose functional currency is other than the U.S. dollar, persons eligible for tax treaty benefits, foreign corporations, foreign partnerships and other foreign entities, individuals who are not citizens or residents of the United States and holders of stock options or holders whose shares were acquired pursuant to the exercise of an employee stock option or otherwise as compensation. In addition, this discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequences of the holding company merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

The U.S. federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds ESSA common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding ESSA common stock should consult their tax advisors regarding the tax consequences of the holding company merger to their specific circumstances.

You are urged to consult your tax advisors to determine the specific tax consequences of the holding company merger, including any state, local or non-U.S. tax consequences of the holding company merger.

U.S. Holders

As used herein, a “U.S. holder” is a beneficial owner of ESSA common stock who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Tax Consequences of the Holding Company Merger Generally

It is a condition to the completion of the holding company merger that CNB and ESSA will receive an opinion from Hogan Lovells and Luse Gorman, respectively, to the effect that, for U.S. federal income tax purposes, the merger of ESSA with and into CNB (for purposes of this section, the “holding company merger”) will constitute a reorganization under Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by CNB and ESSA regarding factual matters and covenants undertaken by CNB and ESSA. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the holding company merger could differ from those described in the tax opinions and in this discussion. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the holding company merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. The balance of this discussion assumes, unless indicated otherwise, that the holding company merger will qualify as a reorganization.

Provided the holding company merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the holding company merger will be as follows:

•

except with respect to cash received in lieu of a fractional share of CNB common stock, no gain or loss will be recognized by U.S. holders who exchange all of their ESSA common stock for CNB common stock pursuant to the holding company merger. A U.S. holder of ESSA common stock who receives cash instead of a fractional share of CNB common stock will be treated as having received the fractional share pursuant to the holding company merger and then as having exchanged the fractional share for cash in a redemption by CNB. As a result, such U.S. holder of ESSA common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the holding company merger, the holding period for the fractional share (which will include the holding period of ESSA common stock surrendered therefor) is greater than one year. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations;

•

the aggregate tax basis in the CNB common stock received by an ESSA shareholder pursuant to the holding company merger (including any fractional share of CNB common stock deemed received and sold for cash as described above) will equal that shareholder’s aggregate tax basis in the shares of ESSA common stock that are exchanged therefor; and

•

the holding period of CNB common stock received by an ESSA shareholder in the holding company merger (including any fractional share of CNB common stock deemed received as described above) will include the holding period of the shares of ESSA common stock that are exchanged therefor.

If ESSA shareholders acquired different blocks of ESSA common stock at different times and at different prices, a holder’s tax basis and holding period in CNB common stock may be determined with reference to each block of ESSA common stock.

Backup Withholding

Payments of cash to an ESSA shareholder pursuant to the holding company merger are subject to information reporting and may, under certain circumstances, be subject to backup withholding (currently at a rate of 24%). A holder of ESSA common stock generally will not be subject to backup withholding, however, if the holder:

•

furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS Form W-9 (or an applicable substitute or successor form) and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.

This summary does not address tax consequences that may vary with, or are contingent on, a U.S. holder’s individual circumstances. Moreover, it does not address any non-income tax or any non-U.S., state or local tax consequences of the holding company merger. The tax consequences of the holding company merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local and non-U.S. income and other tax consequences to you of the holding company merger.

Regulatory Approvals Required for the Merger

General

CNB and ESSA have agreed to use all reasonable efforts to obtain all permits, consents, waivers, approvals and authorizations of all third parties and governmental authorities that are necessary to consummate the transactions contemplated by the merger agreement. This includes certain notices, approvals, waivers or consents from federal and state governmental authorities, including the FDIC, the PADOBS and the Federal Reserve Bank of Philadelphia. CNB and CNB Bank have filed or will file all required applications, notices and waiver requests to obtain the regulatory approvals and waivers necessary to consummate the merger. CNB and ESSA cannot predict whether the required regulatory approvals will be obtained, when they will be received or whether such approvals will be subject to any conditions.

In addition to the foregoing, notice to the U.S. Department of Justice with respect to the merger is required in connection with the ESSA Consent Order. Such notice was provided on January 13, 2025. The ESSA Bank Consent Order requires CNB Bank to assume ESSA Bank’s obligations under the ESSA Bank Consent Order as part of the merger, which CNB has agreed to do under the merger agreement.

Federal Deposit Insurance Corporation

To consummate the merger, CNB will seek the approval of the FDIC for the bank merger specifically under Section 18(c) of the Federal Deposit Insurance Act, as amended, which is commonly known as the Bank Merger Act. The FDIC may not approve the bank merger if:

•

such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•

the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless the FDIC finds that the anticompetitive effects of the bank merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In every case, the FDIC is required to consider the financial and managerial resources and future prospects of the institutions concerned, the convenience and needs of the communities to be served, and the effectiveness of each insured depository institution involved in the proposed merger in combating money-laundering activities. Consideration of financial resources generally focuses on capital adequacy of the institutions involved. In assessing the convenience and needs of the community to be served, the FDIC will consider such elements as the extent to which the proposed merger is likely to benefit the general public through higher lending limits, new or expanded services, reduced prices, increased convenience in utilizing the services and facilities of the resulting institution, or other means. The FDIC, as required by the Community Reinvestment Act of 1977, as amended, will also note and consider the record of performance of CNB Bank and ESSA Bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods. An unsatisfactory record may form the basis for denial or conditional approval of an application.

Pennsylvania Department of Banking and Securities

Pursuant to Chapter 16 of the Pennsylvania Banking Code of 1965, as amended, a merger that will result in a Pennsylvania state-chartered institution must be approved by the PADOBS and under Section 115 of the Pennsylvania Banking Code, as amended, an acquisition of a Pennsylvania bank by a bank holding company must also be approved by the PADOBS. Therefore, the PADOBS must approve both the holding company merger and the bank merger. In every proposed merger transaction the PADOBS must consider, among other things, whether the proposed transaction adequately protects the interests of depositors, other creditors and shareholders. The PADOBS also must consider whether the proposed transaction would be consistent with adequate and sound banking and in the public interest on the basis of the financial history and condition of the parties, their prospects, the character of their management, the potential effect of the merger or consolidation on competition and the convenience and needs of the area primarily to be served by the resulting institution.

Federal Reserve Bank of Philadelphia

CNB will seek a waiver from the Federal Reserve Bank of Philadelphia (acting on delegated authority from the Board of Governors of the Federal Reserve System) from application requirements associated with the holding company merger pursuant to 12 CFR 225.12(d)(2), which authorizes the Federal Reserve Bank of Philadelphia to waive application requirements associated with bank holding company mergers and a bank holding company acquiring a new subsidiary bank if the holding company transaction will occur simultaneously with the bank merger, and certain other conditions are met, including that the bank merger will be approved by the FDIC under the Bank Merger Act. If the Federal Reserve Bank of Philadelphia does not provide this waiver, CNB will seek the requisite approval from the Federal Reserve Bank of Philadelphia to consummate the merger.

Accounting Treatment of the Merger

The merger will be accounted for using the acquisition method of accounting with CNB treated as the acquirer. Under this method of accounting, ESSA’s assets and liabilities will be recorded by CNB at their respective fair values as of the closing date of the merger and added to those of CNB. Any excess of purchase price over the net fair values of ESSA’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of ESSA’s net assets over the purchase price will be recognized in earnings by CNB on the closing date of the merger. Financial statements of CNB issued after the merger will reflect these values but will not be restated retroactively to reflect the historical financial position or results of operations of ESSA prior to the merger. The results of operations of ESSA will be included in the results of operations of CNB beginning on the effective date of the merger.

Dissenters’ Appraisal Rights

ESSA shareholders are not entitled to appraisal or dissenters’ rights with respect to the merger.

Restrictions on Sales of Shares by Certain Affiliates

The shares of CNB common stock to be issued in the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who is an “affiliate” of CNB as defined by Rule 144 under the Securities Act. Affiliates consist of individuals or entities that control, are controlled by or are under common control with CNB and include the executive officers and directors of CNB and may include significant shareholders of CNB.

Stock Exchange Listing; Delisting and Deregistration of ESSA Common Stock.

The shares of CNB common stock to be issued in the merger will be listed for trading on NASDAQ and CNB will submit a notification form to NASDAQ. Following the consummation of the merger, shares of CNB common stock will continue to be traded on NASDAQ under the symbol “CCNE.” In addition, following the consummation of the merger, ESSA common stock will be delisted from NASDAQ, will be deregistered under the Exchange Act and will cease to be publicly traded.

Litigation Related to the Merger

Since the initial filing on February 20, 2025 of the registration statement of which this joint proxy statement/prospectus is a part, CNB has received one Demand Letter from a purported CNB shareholder generally alleging that the registration statement filed with the SEC on February 20, 2025 omits material information in violation of the federal securities laws. The shareholder has demanded disclosure of certain additional information pertaining to certain financial projections for CNB and ESSA, certain information with respect to Piper Sandler’s analysis, and other requested disclosures. Please see the section of this joint proxy statement/prospectus entitled “Risk Factors—Risks Relating to the Merger—Since the initial filing on February 20, 2025 of the registration statement of which this joint proxy statement/prospectus is a part, CNB and the CNB Board of Directors has received one Demand Letter from a purported CNB shareholder, which could result in litigation related to the merger being filed against CNB, the CNB Board of Directors, and/or ESSA and the ESSA Board of Directors, and additional demand letters may be received or litigation may be filed against them, which could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of CNB and ESSA” beginning on page 25 for more information.

ESSA PROPOSAL 2—MERGER-RELATED EXECUTIVE COMPENSATION

As required by the federal securities laws, ESSA is providing its shareholders with the opportunity to cast an advisory, non-binding vote on the compensation that may become payable to its named executive officers in connection with the completion of the merger, as disclosed in the section entitled “The Merger—Interests of Certain ESSA Directors and Executive Officers in the Merger” beginning on page 145 and the related tables and narrative.

Your vote is requested. ESSA believes that the compensation that may become payable to its named executive officers in connection with the completion of the merger is reasonable and the information regarding such compensation demonstrates that ESSA’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment with the long-term interests of ESSA shareholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to ESSA’s executive officers in connection with the merger. This vote is separate and independent from the vote of shareholders to approve the merger agreement. ESSA asks that its shareholders vote “FOR” the following resolution:

RESOLVED, that the compensation that may become payable to ESSA’s named executive officers in connection with the completion of the merger, as disclosed in the section entitled “The Merger—Interests of Certain ESSA Directors and Executive Officers in the Merger” and the related tables and narrative, is hereby approved.

Approval of this proposal is not a condition to the completion of the merger. In addition, this vote is advisory and, therefore, it will not be binding on ESSA, nor will it overrule any prior decision of ESSA or require the ESSA Board of Directors (or any committee thereof) to take any action. However, the ESSA Board of Directors values the opinions of ESSA’s shareholders, and to the extent that there is any significant vote against the named executive officer compensation as disclosed in this joint proxy statement/prospectus, the ESSA Board of Directors will consider shareholders’ concerns and will evaluate whether any actions are necessary to address those concerns. The ESSA Board of Directors will consider the affirmative vote of the majority of the votes cast on the matter “FOR” the foregoing resolution as advisory approval of the compensation that may become payable to ESSA’s named executive officers in connection with the completion of the merger.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal is required to approve the ESSA compensation proposal. Abstentions will have no effect on the outcome of the ESSA compensation proposal.

Recommendation of the ESSA Board of Directors

THE ESSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ESSA COMPENSATION PROPOSAL.

ESSA PROPOSAL 3—ADJOURNMENT OF THE ESSA SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the ESSA merger proposal at the time of the ESSA special meeting, the merger agreement cannot be approved unless the special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by ESSA at the time of the special meeting to be voted for an adjournment, if deemed necessary, ESSA has submitted the question of adjournment to its shareholders as a separate matter for their consideration. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the meeting of the time and place to which the meeting is adjourned, as well as the means, if any, by which shareholders can be present and vote at the adjourned meeting through the use of communications equipment.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on the proposal is required to approve the ESSA adjournment proposal. Abstentions will have no effect on the outcome of the ESSA adjournment proposal.

Recommendation of the ESSA Board of Directors

THE ESSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ESSA ADJOURNMENT PROPOSAL.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference into this joint proxy statement/prospectus and attached as Annex A to this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement. The merger agreement contains customary representations and warranties of CNB and ESSA made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the agreement between CNB and ESSA and are not intended to provide factual, business or financial information about CNB and ESSA. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or different from what a shareholder might view as material, may have been used for purposes of allocating risk between CNB and ESSA rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the merger agreement that were made to the other party in connection with the negotiation of the merger agreement, and generally were solely for the benefit of the parties to that agreement.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with Pennsylvania Business Corporation Law of 1988 (the “BCL”) and the regulations promulgated thereunder, at the completion of the merger, (i) ESSA will merge with and into CNB and (ii) ESSA Bank will merge with and into CNB Bank. CNB and CNB Bank will be the surviving entities in the merger and will continue their existences under the laws of the Commonwealth of Pennsylvania. Upon completion of the merger, the separate existences of ESSA and ESSA Bank will terminate.

The articles of incorporation and the bylaws of CNB will remain as the articles of incorporation and bylaws of CNB and the articles of incorporation and the bylaws of CNB Bank will remain as the articles of incorporation and bylaws of CNB Bank. See the section entitled “Comparison of Shareholder Rights” beginning on page 175.

The merger agreement provides that CNB may, at any time prior to the effective time, change the method of effecting the business combination of CNB and ESSA and CNB Bank and ESSA Bank. However, no such change may (i) alter or change the merger consideration, (ii) adversely affect the tax treatment of ESSA’s shareholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of CNB or ESSA in connection with the merger, or (iv) be reasonably likely to materially impede or delay consummation of the transactions contemplated by the merger agreement.

Effective Time and Timing of Closing

The merger can be completed and become effective after the following steps are completed: (i) approval of the merger by the FDIC and the PADOBS (and expiration of the related statutory waiting periods) and receipt of the Federal Reserve Bank of Philadelphia’s approval of the application waiver request (or approval of the merger by the Federal Reserve Bank of Philadelphia if the waiver request is denied), (ii) approval of the issuance of CNB common stock in connection with the merger by the CNB shareholders, (iii) approval of the merger by the shareholders of ESSA, and (iii) filing of all documents as may be required by applicable laws and regulations to consummate the merger, including a statement of merger with the Department of State of the Commonwealth of Pennsylvania. Subject to the satisfaction or waiver of all conditions to closing set forth in the merger agreement, the closing of the merger will occur as promptly as practicable after all of the conditions in the agreement have been satisfied, or if permissible, waived by the party entitled to the benefit of the same, or on such other date as CNB and ESSA may mutually agree upon.

CNB and ESSA anticipate that the merger will be completed in the third quarter of 2025. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, CNB and ESSA will obtain the required approvals or complete the merger.

Boards of Directors of CNB and CNB Bank After the Merger

At the effective time of the merger, each of CNB and CNB Bank will appoint Messrs. Olson, Selig and Henning (or, in the event of any such individual’s unavailability, such other person(s) as mutually agreed upon by ESSA and CNB) to serve as members of their respective boards of directors. Messrs. Olson, Selig and Henning must meet the qualifications for directors set forth in the bylaws of CNB and CNB Bank. Messrs. Olson, Selig and Henning will serve on the CNB and CNB Bank boards of directors until the next annual shareholder meeting following their appointment and, at such annual shareholder meeting, the CNB and CNB Bank boards of directors will each nominate Messrs. Olson, Selig and Henning for election to serve the following terms: (i) in the case of Mr. Olson, a three-year term, (ii) in the case of Mr. Henning, a two-year term and (iii) in the case of Mr. Selig, a one-year term.

Consideration to be Received in the Merger

In the merger, each outstanding share of ESSA common stock will be converted into the right to receive 0.8547 shares of CNB common stock, plus cash in lieu of any fractional share.

No fractional shares of CNB common stock will be issued in connection with the merger. Instead, each ESSA shareholder will receive an amount of cash, in lieu of any fractional share, based on the average per share closing price of CNB common stock on NASDAQ for the five consecutive trading days ending on the third business day immediately prior to the closing date of the merger, rounded to the nearest whole cent.

Exchange of Certificates; Dividends

Before the effective time of the merger, CNB will cause to be delivered to the exchange agent certificates, or at CNB’s option, evidence of shares in book-entry form, representing the shares of CNB common stock to be issued in the merger. In addition, CNB will deliver to the exchange agent an aggregate amount of cash consideration sufficient to pay the estimated amount of cash to be paid to ESSA shareholders in lieu of fractional shares of CNB common stock. CNB has selected Equiniti Trust Company, LLC to act as exchange agent in connection with the merger.

Promptly after the effective time of the merger, the exchange agent will mail to each ESSA shareholder of record at the effective time of the merger a notice advising such holder of the effectiveness of the merger, including a form of letter of transmittal (in a form satisfactory to CNB and ESSA) containing instructions for use in surrendering the shareholder’s ESSA stock certificates. When such ESSA shareholders deliver their ESSA stock certificates to the exchange agent with a properly completed and duly executed letter of transmittal and any other required documents, their ESSA stock certificates will be cancelled and in exchange, such ESSA shareholders will receive:

•

a CNB stock certificate, or at the election of CNB, a statement reflecting shares issued in book-entry form, representing the number of whole shares of CNB common stock that they are entitled to receive under the merger agreement; and/or

•	a check representing the amount of cash that they are entitled to receive in lieu of any fractional shares.

ESSA shareholders of record who hold ESSA common stock in book-entry form will not be required to deliver a share certificate or an executed letter of transmittal. Promptly following the completion of the merger, shares of ESSA common stock held in book-entry form will automatically be exchanged for the merger consideration in the form described above.

ESSA shareholders are not entitled to receive any dividends or other distributions on CNB common stock with a record date after the effective time of the merger until they have surrendered their ESSA stock certificates in exchange for a CNB stock certificate. After the surrender of their ESSA stock certificates or the conversion of their book-entry shares, as applicable, ESSA shareholders will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their CNB common stock.

Treatment of ESSA Restricted Stock Awards

Pursuant to the merger agreement, any vesting restrictions on each restricted share of ESSA common stock subject to a substantial risk of forfeiture outstanding immediately prior to the effective time of the merger will automatically lapse and all vested restricted stock awards will be exchanged for the merger consideration (less applicable taxes and withholdings and without interest) and will be treated as issued and outstanding shares of ESSA common stock.

Treatment of ESSA Performance-Based Cash-Settled Awards

Pursuant to the merger agreement, any vesting or other forfeiture restrictions on each ESSA performance-based cash-settled awards outstanding immediately prior to the effective time of the merger will automatically fully vest and be settled in cash (less applicable taxes and withholdings and without interest), with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter.

Representations and Warranties

The merger agreement contains representations and warranties made by and to CNB and ESSA. The statements embodied in those representations and warranties were made for purposes of the agreement between CNB and ESSA and are subject to important qualifications and limitations agreed to by CNB and ESSA in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk between CNB and ESSA rather than establishing matters as fact. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement.

Each of CNB, CNB Bank, ESSA and ESSA Bank has made representations and warranties to the other regarding, among other things:

•	due organization, good standing and authority;

•	capitalization;

•	subsidiaries;

•	corporate power;

•	corporate records;

•	corporate authority;

•	regulatory approvals and the absence of defaults;

•	financial statements;

•	SEC filings;

•	financial controls and procedures;

•	absence of certain changes or events;

•	regulatory matters;

•	legal proceedings;

•	compliance with laws;

•	brokers;

•	employee benefit plans;

•	labor matters;

•	tax matters;

•	loans and nonperforming and classified assets;

•	inapplicability of antitakeover laws;

•	investment securities;

•	insurance;

•	opinion of financial advisor; and

•	anti-money laundering, community reinvestment and customer information security.

In addition, ESSA and ESSA Bank have made representations and warranties to CNB regarding, among other things:

•	regulatory action;

•	environmental matters;

•	derivative transactions;

•	material contracts;

•	defaults;

•	tangible properties and assets;

•	intellectual property;

•	fiduciary accounts; and

•	transactions with affiliates.

In addition, CNB has made representations and warranties to ESSA regarding, among other things:

•	deposit insurance; and

•	stock issued in the merger.

The representations and warranties of each of CNB and ESSA will expire upon the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles III and IV of the merger agreement attached to this joint proxy statement/prospectus as Annex A.

Conduct of Business Pending the Merger

Conduct of Business of ESSA and ESSA Bank Pending the Merger

Under the merger agreement, ESSA and ESSA Bank have agreed that, until the effective time of the merger or the termination of the merger agreement, ESSA and ESSA Bank will not, except as expressly permitted by the merger agreement or with the prior written consent of CNB or as otherwise required by law or any governmental authority:

•

conduct their businesses other than in the ordinary course consistent with past practice and prudent banking practice, and in compliance in all material respects with all applicable laws and regulations;

•

fail to use reasonable best efforts to preserve their business organizations intact, maintain the services of current officers and directors of ESSA and any of its subsidiaries, and preserve the goodwill of their customers and others with whom business relationships exist;

•

issue, sell or otherwise permit to become outstanding, or authorize the creation or reservation of, any securities or equity equivalents or enter into any agreement with respect to the foregoing, except with respect to stock-based awards outstanding on the date of the merger agreement;

•

permit any additional shares of capital stock to become subject to grants of employee or director stock options, warrants, rights, convertible securities and other arrangements or commitments which obligate ESSA to issue or dispose of any of their capital stock or other ownership interests;

•

directly or indirectly redeem, retire, purchase or otherwise acquire any shares of their capital stock (except to the extent necessary to effect a cashless exercise of an option to purchase ESSA stock that was outstanding at the time of the merger agreement);

•	except for their regular quarterly dividends, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of ESSA stock;

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of their capital stock;

•

enter into, amend or renew any employment, consulting, severance or similar agreement or arrangement with any director, officer, employee or individual service provider, or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments or grant any ESSA restricted stock or ESSA performance-based cash-settled awards or accelerate the vesting, payment or funding of any compensation or benefits, except for (i) normal increases in base salary or wages to employees in the ordinary course of business consistent with past practice not to exceed 4% with respect to any individual employee and all such increases in the aggregate not to exceed 3.5% of total compensation, (ii) as required under applicable law, the terms of the merger agreement or the terms of any ESSA benefit plan in effect on the date of the agreement, (iii) cash contributions to its 401(k) Plan and the ESSA Bank ESOP in the ordinary course of business consistent with past practice, (iv) payment of monthly, quarterly, and annual cash bonuses; and as to annual cash bonuses, payment on a pro rata quarterly basis through closing (with a partial quarter being counted as a completed quarter), based on an annualized aggregate cash bonus amount of $2 million; such that if the closing occurs in the second fiscal quarter of 2025, the aggregate annual cash bonus amount payable will be $1 million, and if the closing occurs in the third fiscal quarter of 2025, the aggregate annual cash bonus amount payable will be $1.5 million, and if the closing occurs in the fourth fiscal quarter of 2025, the aggregate annual cash bonus amount payable will be $2 million;

•

hire any person as an employee or promote any employee to a position of Vice President or above to the extent such hire or promotion would increase any severance obligation, except (i) to satisfy existing contractual obligations, and (ii) persons hired to fill any vacancies at an annual salary of less than $80,000 and whose employment is terminable at will;

•

enter into, establish, adopt, amend, modify or terminate any benefit plan or adopt an arrangement that would constitute a benefit plan except: (i) as required by applicable law or the merger agreement, subject to prior written notice and consultation with CNB, or (ii) to satisfy certain contractual obligations existing as of the date of the merger agreement;

•

pay, loan or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any other transaction with, their officers or directors or any of their immediate family members or any affiliates or associates of any of their officers or directors, other than compensation in the ordinary course of business consistent with past practice;

•

sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of their assets, deposits, business or properties, except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to ESSA taken as a whole;

•

acquire all or any portion of the assets, business, deposits or properties of any other entity other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice;

•

make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $200,000 in the aggregate;

•	amend the articles of incorporation or bylaws or similar governing documents of ESSA or ESSA Bank;

•	implement or adopt any change in their accounting principles, practices or methods other than as may be required by applicable laws or regulations or GAAP or by a bank regulator;

•	enter into, amend, modify or terminate any material contract, except in the ordinary course of business consistent with past practice or as expressly permitted by the merger agreement;

•

enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which ESSA or ESSA Bank is or becomes a party after the date of the merger agreement, which involves a payment that exceeds $50,000 individually or $100,000 in the aggregate and/or would impose a material restriction on their businesses;

•	enter into any new material line of business;

•

change their material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental authority;

•	file any application or make any contract with respect to branching or site location or relocation;

•	enter into any derivative transactions, except in the ordinary course of business consistent with past practice;

•

incur any indebtedness for borrowed money or other liabilities (including brokered deposits and wholesale funding), federal funds purchased, borrowings from the Federal Home Loan Bank of Pittsburg, and securities sold under agreements to repurchase, each with a duration exceeding one year, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business consistent with past practice;

•

acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not in accordance with ESSA’s investment policy, or (ii) any debt security other than U.S. government and U.S. government agency securities with final maturities not greater than five years or mortgage-backed or mortgage related securities which would not be considered “high risk” securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice;

•

restructure or materially change their investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio is classified under GAAP or reported for regulatory purposes;

•

make, renew, increase, extend, modify or purchase any new loan, in an amount in excess of $5 million for a commercial real estate loan (provided that, with respect to renewals of commercial real estate loans, the threshold shall be $7 million), $3 million for a commercial business loan, $5 million for a construction loan or $2 million for a residential real estate loan; consent is deemed given unless CNB objects within two business days of receiving a notification from ESSA;

•

make any equity investment or equity commitment to invest in real estate or in any real estate development project other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice;

•

make or change any material tax election, file any amended tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any adjustment of any material tax attribute, file any material claim for a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•

commit any act or omission which constitutes a material breach or default under any agreement with any governmental authority or under any material contract, lease or other material agreement or material license to which they are a party or by which they or their properties are bound;

•

foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a hazardous substance in amounts which would be material;

•

cause or allow the loss of insurance coverage that would have a material adverse effect to ESSA, unless replaced with coverage which is substantially similar (in amount and insurer) to that in effect at the time of the merger agreement;

•

discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices;

•

take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of their representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time, (ii) any of the conditions to the merger set forth in the merger agreement not being satisfied, (iii) a material violation of any provision of the merger agreement, or (iv) a material delay of the approval or completion of the merger except, in each case, as required by applicable law or regulation; or

•	enter into any contract with respect to, or otherwise agree or commit to do, any of these prohibited activities.

Conduct of Business of CNB Pending the Merger

Under the merger agreement, CNB has agreed that, until the effective time of the merger or the termination of the merger agreement, CNB will not, and will cause each of its subsidiaries to not, except as expressly permitted by the merger agreement or with the prior written consent of ESSA or as otherwise required by law or any governmental authority:

•

take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time, (ii) any of the conditions to the merger agreement not being satisfied, (iii) a material violation of any provision of the merger agreement, (iv) preventing the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (v) a material delay of the approval or completion of the merger, in each case, except as may be required by applicable law or regulation;

•

grant, issue, deliver or sell any additional shares of capital stock or rights; provided, however, that CNB may (i) grant equity awards pursuant to its employee benefit plans as required by any CNB employee benefit plan or in the ordinary course consistent with past practice, (ii) issue capital stock upon the vesting or exercise of any equity awards granted pursuant to a CNB employee benefits plan outstanding as of the date of the merger agreement in accordance with the terms and conditions thereof as in effect on that date, including in connection with “net settling” any outstanding awards, and (iii) issue CNB capital stock in connection with the transactions contemplated by the merger agreement;

•

other than in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by the merger agreement, make, declare, pay or set aside for payment any cash or stock dividend on or in respect of, or declare or make any distribution on any shares of CNB common stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock, or change its record date for payment of its quarterly cash dividend from the record date established in the prior year’s quarter in a manner that is inconsistent with past practice;

•

amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of ESSA common stock, as prospective holders of CNB common stock, relative to other holders of CNB common stock;

•	enter into any contract with respect to, or otherwise agree or commit to do, any of these prohibited activities.

CNB Shareholder Meeting

CNB has agreed to use its best efforts to call, hold and convene a meeting of its shareholders within 40 days after the initial mailing of this joint proxy statement/prospectus to its shareholders to consider and vote on the approval of the issuance of CNB common stock in connection with the merger and any other matters required to be approved by its shareholders in order to consummate the merger in accordance with applicable law and the charter and bylaws of CNB.

Additionally, the CNB Board of Directors has agreed to recommend that its shareholders vote to approve the issuance of CNB common stock in connection with the merger and not withhold, withdraw, amend or modify such recommendation in any manner adverse to ESSA or take any other action or make any other public statement inconsistent with such recommendation, except as and to the extent expressly permitted by merger agreement.

ESSA Shareholder Meeting

ESSA has agreed to use its best efforts to call, hold and convene a meeting of its shareholders within 40 days after the initial mailing of this joint proxy statement/prospectus to its shareholders to consider and vote on the approval of the merger agreement and any other matters required to be approved by its shareholders in order to consummate the merger in accordance with applicable law and the charter and bylaws of ESSA.

Additionally, the ESSA Board of Directors has agreed to recommend that its shareholders vote to approve the merger agreement and not withhold, withdraw, amend or modify such recommendation in any manner adverse to CNB or take any other action or make any other public statement inconsistent with such recommendation, except as and to the extent expressly permitted by merger agreement.

No Solicitation

ESSA has agreed that neither it nor any of its respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants and other agents retained by ESSA will, directly or indirectly:

•

solicit, initiate, induce or knowingly encourage or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•

participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise provide access to, any confidential or non-public information or data with respect to ESSA or otherwise relating to an acquisition proposal; or

•	release any person from, waive any provision of, or fail to enforce any confidentiality agreement or standstill agreement to which ESSA is a party.

ESSA must immediately cease any existing discussions or negotiations with any person (other than CNB) with respect to any of the foregoing.

Under the merger agreement, an “acquisition proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated thereunder):

•	merger, consolidation, share exchange, business combination or other similar transactions;

•

sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of ESSA or ESSA Bank in a single transaction or series of transactions;

•	tender offer or exchange offer for 25% or more of the outstanding shares of capital stock or the filing of a registration statement under the Securities Act in connection therewith; or

•	public announcement by any person of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

If ESSA receives a bona fide unsolicited written acquisition proposal prior to its shareholder meeting that did not result from a breach by ESSA of any of the non-solicitation provisions in the merger agreement as discussed above, ESSA may participate in discussions or negotiations regarding the unsolicited acquisition proposal or furnish the third party with, or otherwise afford access to the third party of, any information or data with respect to ESSA or any of its subsidiaries or otherwise relating to the acquisition proposal if:

•

the ESSA Board of Directors first determines in good faith, after consultation with its outside legal counsel and with respect to financial matters, its outside financial advisor, that such acquisition proposal is or is reasonably likely to lead to a superior proposal and that it must take such actions to comply with its fiduciary duties under applicable law;

•	ESSA has provided CNB with at least 48 hours’ prior notice of such determination; and

•

prior to furnishing or affording access to any information or data with respect to ESSA or any of its subsidiaries or otherwise relating to an acquisition proposal, the third party enters into a confidentiality agreement with ESSA containing terms not materially less favorable to ESSA than those contained in its confidentiality agreement with CNB.

A “superior proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 25% of the combined voting power of the shares of ESSA common stock then outstanding or all or substantially all of the assets of ESSA and otherwise (i) on terms which the ESSA Board of Directors determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to the ESSA’s shareholders than the transactions contemplated with CNB, and (ii) that constitutes a transaction that, in the ESSA Board of Directors’ good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

ESSA must promptly deliver to CNB (orally within one business day and in writing within two business days) a notice of any third party acquisition proposal. ESSA must also provide CNB with at least 48 hours’ notice of any meeting of the ESSA Board of Directors at which it is reasonably expected to consider a third-party acquisition proposal.

Consent Order

CNB Bank has agreed to assume ESSA Bank’s obligations under the ESSA Bank Consent Order following the closing date of the merger.

Employee Benefits

Pursuant to the merger agreement, following the closing date of the merger, CNB may, in its sole discretion, choose to maintain any or all of ESSA’s benefit plans, and ESSA and ESSA Bank will cooperate with CNB in order to effect any plan terminations to be made as of the effective time of the merger in accordance with the terms of the applicable benefit plans. For the period commencing at the effective time of the merger and ending 12 months after the effective time (or the applicable continuing employee’s earlier termination of employment), CNB will provide or cause to be provided to each ESSA and ESSA Bank employee who continues employment with CNB Bank (a “continuing employee”) (i) at least the same base salary or base rate of pay as provided to such continuing employee by ESSA Bank as immediately prior to the effective time, and (ii) other benefits (other than severance or termination pay in order to avoid a duplication of benefits, if applicable) substantially comparable in the aggregate to the benefits provided to similarly situated employees of CNB or any subsidiary of CNB.

For any ESSA benefit plan terminated for which there is a comparable CNB benefit plan of general applicability, CNB will take all commercially reasonable action so that continuing employees will be entitled to participate in such CNB benefit plan to the same extent as similarly-situated employees of CNB.

CNB will cause each CNB benefit plan in which continuing employees are eligible to participate to take into account for purposes of eligibility and vesting under the CNB benefit plans, but not for purposes of benefit accrual, the service of such employees with ESSA or ESSA Bank to the same extent as such service was credited for such purpose by ESSA or ESSA Bank. Such service, however, will not be recognized to the extent that such recognition would result in a duplication of benefits or retroactive application.

Following the closing date of the merger, CNB may amend or terminate any ESSA benefit plan in accordance with its terms at any time.

If requested by CNB in writing not less than 30 days prior to the closing, ESSA or ESSA Bank, as applicable, will take all actions necessary to cease contributions to and terminate each benefit plan that is intended to qualify as a 401(k) plan and to adopt written resolutions to terminate each such 401(k) plan; provided, however, that each such termination may be made contingent upon the consummation of the transactions contemplated by the merger agreement. In such event, CNB will take any and all actions as may be required to permit continuing employees to participate in a CNB benefit plan that is intended to qualify as a 401(k) plan immediately following the closing date and to permit continuing employees to roll over their account balances, including any participant loans, in the ESSA 401(k) Plan into the CNB 401(k) Plan.

If an employee of ESSA or ESSA Bank becomes eligible to participate in a medical, dental, vision, prescription drug, or other health plan, disability plan or life insurance plan of CNB or CNB Bank upon termination of such plan of ESSA or ESSA Bank, CNB or CNB Bank will use commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable CNB plan, (ii) provide credit under any such plans for any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year that includes the closing and prior to such participation, and (iii) waive any waiting period limitation, actively-at-work requirement or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective time of the merger, in each case to the extent such employee satisfied any similar limitation or requirement under an analogous ESSA benefit plan prior to the effective time of the merger.

CNB agrees to honor all obligations under specified ESSA employment agreements, change in control agreements, supplemental executive retirement plans, split dollar life insurance and similar arrangements.

Subject to the occurrence of the closing, ESSA Bank has agreed to terminate the ESSA Bank ESOP no later than five business days prior to the closing date. In connection with the termination of the ESSA Bank ESOP, all plan accounts will be fully vested, all outstanding indebtedness of the ESSA Bank ESOP will be repaid by delivering a sufficient number of unallocated shares of ESSA common stock to ESSA, at least five business days prior to the effective time, all remaining shares of ESSA common stock held by the ESSA Bank ESOP will be converted into the right to receive the merger consideration, and the balance of the unallocated shares and any other unallocated assets remaining in the ESSA Bank ESOP after repayment of the ESSA Bank ESOP loan will be allocated as earnings to the accounts of the ESSA Bank ESOP participants who are employed as of the date of termination of the ESSA Bank ESOP based on their account balances under the ESSA Bank ESOP as of the date of termination of the ESSA Bank ESOP and distributed to ESSA Bank ESOP participants after the receipt of a favorable determination letter from the IRS, except for distributions required by law. Prior to the effective time of the merger, ESSA Bank will take all such actions as are necessary (determined in consultation with CNB) to submit the application for favorable determination letter in advance of the effective time. Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESSA Bank ESOP upon its termination, the account balances in the ESSA Bank ESOP will either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. ESSA Bank agrees to continue to accrue and make contributions to the ESSA Bank ESOP trust from the date of the merger agreement through the termination date of the ESSA Bank ESOP in an amount sufficient (but not to exceed) the loan payments which become due in the ordinary course on the outstanding loans to the ESSA Bank ESOP prior to the termination of the ESSA Bank ESOP and agrees to make a pro-rated payment on the ESSA Bank ESOP loan for the 2025 plan year through and including the end of the calendar quarter immediately preceding the closing, prior to the termination of the ESSA Bank ESOP.

CNB agrees to pay to each employee of ESSA or ESSA Bank that is not covered by a written employment or severance agreement and is terminated by CNB or any of its subsidiaries, without cause, within six months following the effective time of the merger, a severance payment equal to two weeks of his or her then current base salary multiplied by the number of total completed years of service with ESSA or ESSA Bank (a partial year of service of three months or more shall be counted as a completed year of service); provided, however, that the minimum severance payment will equal not less than four weeks of his or her base salary and the maximum severance payment will not exceed 26 weeks of his or her base salary; and provided further, that such employee enters into and does not revoke a release of claims in a form reasonably satisfactory to CNB and that such employee does not voluntarily leave employment with ESSA or ESSA Bank prior to the effective time of the merger.

CNB and ESSA may provide a retention pool in the aggregate amount up to $250,000 as mutually agreed by CNB and ESSA to enable CNB and ESSA to provide retention incentives to certain employees of ESSA or ESSA Bank who are not covered by a written employment agreement or change in control agreement, the recipients and individual amounts to be determined by CNB, in its sole discretion, in consultation with and upon the recommendation of ESSA’s chief executive officer. Such designated employees will enter into retention agreements to be provided by CNB.

Settlement Agreements

Concurrently with the execution of the merger agreement, CNB, ESSA and ESSA Bank entered into settlement and non-competition agreements with certain directors and officers of ESSA and ESSA Bank, including Gary S. Olson, Peter A. Gray and Charles D. Hangen. For a more complete description of these agreements, please see the section entitled “The Merger—Interests of Certain ESSA Directors and Executive Officers in the Merger” beginning on page 145.

Indemnification and Insurance

Indemnification

Under the merger agreement, CNB will indemnify and hold harmless each present and former director and officer of ESSA and ESSA Bank against any costs, expenses or fees (including reasonable attorneys’ fees), judgments, amounts paid in settlement, fines, penalties, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, for matters existing or occurring at or prior to the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was a director or officer of ESSA and ESSA Bank or is or was serving at the request of ESSA or ESSA Bank as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of ESSA and ESSA Bank, to the fullest extent which such indemnified party would be entitled under the BCL or the articles of incorporation and the bylaws of ESSA and ESSA Bank as in effect of the date of the merger agreement.

Directors’ and Officers’ Insurance

The merger agreement requires CNB to use its reasonable best efforts to cause the directors and officers of ESSA immediately prior to the effective time of the merger to be covered by ESSA’s directors’ and officers’ liability insurance policy for a six-year period following the effective time of the merger with respect to acts or omissions occurring prior to the effective time committed by such directors and officers in their capacities as such. In the event the aggregate cost of such policy is more than 250% of the current annual premium paid by ESSA to maintain such insurance, CNB must use its reasonable best efforts to purchase such lesser coverage as may be obtained at 250% of the current annual premium paid by ESSA.

Voting Agreements

Each of the directors and certain executive officers of CNB and ESSA have entered into voting agreements. In the CNB voting agreements, the CNB directors and executive officers agreed to vote, and granted ESSA an irrevocable proxy and power of attorney to vote, all of his or her shares of CNB common stock, as applicable, in favor of the CNB share issuance proposal. In the ESSA voting agreements, the ESSA directors and executive officers agreed to vote, and granted CNB an irrevocable proxy and power of attorney to vote, all of his or her shares of ESSA common stock, as applicable, in favor of the ESSA merger proposal and any of the transactions contemplated by the merger agreement and against any other acquisition proposal.

Except under limited circumstances, these directors and executive officers also agreed not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any such shares. Each voting agreement terminates immediately upon the earlier of the adjournment of the meetings of shareholders of CNB or ESSA, as applicable, called and held pursuant to merger agreement, or the termination of the merger agreement in accordance with its terms.

As of the record date, these directors and executive officers held 484,412 shares of CNB common stock, which represented approximately 2.31% of the outstanding shares of CNB common stock. As of the record date, these directors and executive officers held 786,575 shares of ESSA common stock, which represented approximately 7.75% of the outstanding shares of ESSA common stock. These directors and executive officers were not paid any additional consideration in connection with the execution of the voting agreement.

Additional Agreements

CNB and ESSA have also agreed to use their reasonable best efforts in good faith to:

•

take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the merger and the transactions contemplated thereby as promptly as practicable; and

•

enable consummation of the transactions contemplated under the merger agreement, including the fulfillment of conditions set forth in the merger agreement, and cooperate fully with the other parties to the merger agreement to such end.

The merger agreement also contains covenants relating to cooperation in the preparation of this joint proxy statement/prospectus and additional agreements relating to, among other things, access to information and notice of certain matters.

Conditions to Complete the Merger

The obligations of CNB and ESSA to consummate the merger are subject to the fulfillment or written waiver, where permissible, of the following conditions:

•

CNB and ESSA having obtained all regulatory approvals, and completed any requirements required by such regulatory approvals, required to consummate the transactions contemplated by the merger agreement and all related statutory waiting periods having expired or been terminated and no regulatory approvals contain any condition which the board of directors of either CNB or ESSA determines in good faith would materially reduce the benefits of the merger such that one of the parties would not have entered into the merger agreement if known;

•	the registration statement, of which this joint proxy statement/prospectus is a part, being declared effective and the absence of any stop order suspending that effectiveness;

•	the shares of CNB common stock issuable in connection with the merger being approved for listing on NASDAQ;

•

the absence of any judgment, order, injunction or decree, or any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced, preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by the merger agreement;

•

CNB having received the written opinion of Hogan Lovells and ESSA having received the written opinion of Luse Gorman, in each case substantially to the effect that the merger will constitute a tax-free reorganization described in Section 368(a) of the Code;

•	the issuance of CNB common stock in connection with the merger having been approved by the requisite vote of CNB shareholders; and

•	the merger agreement having been approved by the requisite vote of the ESSA shareholders.

In addition, the obligations of CNB to consummate the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:

•

each of the representations and warranties of ESSA and ESSA Bank set forth in the merger agreement will be true and correct in all material respects as of the date of the merger agreement (except to the extent they speak as of an earlier date) and as of the closing date of the merger, unless the failure of such representations and warranties to be true and correct in all material respects, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on ESSA or, after the effective time of the merger, on CNB;

•	ESSA and ESSA Bank will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

•	the voting agreements having been executed and delivered concurrently with ESSA’s execution and delivery of the merger agreement and remaining in effect; and

•	ESSA will have furnished certificates of its officers and such other documents to evidence fulfillment of certain conditions set forth in the merger agreement as CNB may reasonably request.

The obligations of ESSA to consummate the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:

•

each of the representations and warranties of CNB set forth in the merger agreement will be true and correct in all material respects as of the date of the merger agreement (except to the extent they speak as of an earlier date) and as of the closing date of the merger, unless the failure of such representations and warranties to be true and correct in all material respects, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on CNB;

•	CNB will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

•	the voting agreements having been executed and delivered concurrently with CNB’s execution and delivery of the merger agreement and remaining in effect; and

•	CNB will have furnished certificates of its officers and such other documents to evidence fulfillment of certain conditions set forth in the merger agreement as ESSA may reasonably request.

“Material adverse effect” when used with respect to CNB or ESSA means any effect that is material and adverse to its financial condition, results of operations or business or that would materially impair its ability to perform its obligations under the merger agreement or otherwise materially threaten or materially impede its ability to consummate the transactions contemplated by the merger agreement. However, material adverse effect does not include the impact of:

•

changes in GAAP or applicable regulatory accounting requirements, except to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the financial services industry;

•

changes in rules or regulations of general applicability to financial institutions and/or their holding companies, or interpretations thereof by courts or any bank regulator or governmental authorities, except to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the financial services industry;

•

changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of the pandemic or any pandemic measures), except to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the financial services industry;

•	changes resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the pandemic);

•

public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated under the merger agreement (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated under the merger agreement;

•

a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a material adverse effect has occurred);

•	actions and omissions of either party taken with the prior written consent, or at the request, of the other; or

•	the expenses incurred by either party in investigating, negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement.

Termination

The merger agreement may be terminated, and the merger and the transactions contemplated by the merger agreement abandoned as follows:

•	by mutual consent of the parties;

•

by CNB or ESSA if any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final, nonappealable action of any governmental authority, or an application for regulatory approval has been permanently withdrawn at the request of a governmental authority;

•

by CNB or ESSA if the approval of the shareholders of CNB and ESSA required to satisfy the closing conditions is not obtained at a duly held shareholder meeting or at any adjournment or postponement thereof (provided that the terminating party is not in material breach of any of its obligations under the shareholder approval provisions in the merger agreement);

•

by CNB or ESSA if the other party materially breaches any of its representations, warranties, covenants or other agreements set forth in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), which breach is not cured within 30 days of written notice of the breach, or by its nature cannot be cured prior to the closing of the merger, and such breach, individually or together with all such other breaches, would entitle the non-breaching party not to consummate the merger;

•

by CNB or ESSA if the merger is not consummated by January 9, 2026, unless the failure to consummate the merger by such date is due to a material breach of the merger agreement by the terminating party;

•	by CNB if:

•	ESSA breaches the non-solicitation provisions in the merger agreement;

•	the ESSA Board of Directors fails to recommend approval of the merger agreement by the ESSA shareholders, or withdraws, modifies or changes such recommendation in a manner adverse to CNB’s interests;

•

the ESSA Board of Directors recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than CNB or any of its subsidiaries; or

•	ESSA materially breaches its obligations under the merger agreement by failing to call, give notice of, convene and hold its special meeting in accordance with the merger agreement; or

•

by ESSA, subject to its compliance with the merger agreement, if it has received an acquisition proposal, and the ESSA Board of Directors has made a determination that such proposal is a superior proposal and has determined to accept such proposal.

Under the merger agreement, an “acquisition transaction” means (other than the transactions contemplated between CNB and ESSA): (i) a merger, consolidation, share exchange, business combination or any similar transaction; (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets in a single transaction or series of transactions; (iii) a tender offer or exchange offer for 25% or more of the outstanding shares of the capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) an agreement or commitment to take any of the foregoing actions.

Termination Fee

Under the terms of the merger agreement, ESSA must pay CNB a termination fee of $8.8 million if:

•	CNB terminates the merger agreement as a result of:

•	ESSA breaching the non-solicitation provisions in the merger agreement;

•

the ESSA Board of Directors failing to recommend approval of the merger agreement by the ESSA shareholders, or withdrawing, modifying or changing such recommendation in a manner adverse to CNB’s interests;

•

the ESSA Board of Directors recommending, proposing or publicly announcing its intention to recommend or propose to engage in an acquisition transaction with any person other than CNB or any of its subsidiaries; or

•	ESSA materially breaching the shareholder approval provisions in the merger agreement by failing to call, give notice of, convene and hold the ESSA special meeting;

•

ESSA terminates the merger agreement as a result of ESSA having received an acquisition proposal, the ESSA Board making a determination that such proposal is a superior proposal and then accepting such proposal; or

•

ESSA or ESSA Bank enters into a definitive agreement relating to an acquisition proposal or the consummation of an acquisition proposal involving ESSA or ESSA Bank within 12 months following the termination of the merger agreement by CNB as a result of a willful breach by ESSA or ESSA Bank after an acquisition proposal has been publicly announced or otherwise made known to ESSA.

Waiver and Amendment

Prior to the effective time of the merger, any provision of the merger agreement may be waived by the party benefited by the provision or amended or modified by a written agreement among the parties. However, after the CNB and ESSA special meetings, no amendment will be made which by law requires further approval by the shareholders of CNB or ESSA, respectively, without obtaining such approval.

Expenses

Each party will pay all expenses it incurs in connection with the merger agreement and the related transactions, including fees and expenses of its own financial consultants, accountants and legal counsel, except that CNB and ESSA will share equally any printing expenses and SEC filing and registrations fees for this joint proxy statement/prospectus.

Specific Performance

CNB and ESSA have agreed that they are each entitled to an injunction or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF CNB COMMON STOCK AND CNB MANAGEMENT

The table below provides certain information about beneficial ownership of CNB common stock as of February 28, 2025, the latest practicable date prior to the date of this filing. The table shows information for (i) each of CNB’s directors, (ii) each of CNB’s NEOs, (iii) all of CNB’s directors and executive officers as a group and (iv) each person, or group of affiliated persons, who is known to CNB to beneficially own more than 5% of CNB common stock.

Except as otherwise noted, the persons or entities in the below tables have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable. Unless otherwise indicated, the address for each of the shareholders in the table below is c/o CNB Financial Corporation, 1 South Second Street, PO Box 42, Clearfield, Pennsylvania 16830.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)		Percentage of Common Stock Beneficially Owned(2)
Directors and Named Executive Officers:
Jeffrey S. Powell	136,996	(3)	*
Michael D. Peduzzi	38,178		*
Michael Obi	6,076		*
Joel E. Peterson	24,935		*
Deborah Dick Pontzer	41,953	(3)	*
Nicholas N. Scott	33,961		*
Richard B. Seager	20,228	(3)	*
Francis X. Straub, III	34,786		*
Peter C. Varischetti	18,849	(3)	*
Julie M. Young	8,088		*
Tito L. Lima	24,051	(3)	*
Martin T. Griffith	14,987		*
Angela D. Wilcoxson	8,370		*
Gregory M. Dixon	22,503	(3)	*
Directors and Executive Officers as a Group (21 persons):	495,107		2.36%
5% or Greater Beneficial Owners:
BlackRock, Inc.	1,658,018	(4)	7.90%
The Vanguard Group	1,165,141	(5)	5.56%

*	Less than 1%.
(1)	Information furnished by directors, NEOs and other executive officers.
(2)	Based on 20,987,524 shares of CNB common stock outstanding as of February 28, 2025.
(3)	Includes joint ownership with relatives as to which the director or executive officer has joint voting or investment powers.
(4)

Based on a Schedule 13G/A filed on January 26, 2024 by BlackRock, Inc. (“BlackRock”), which listed its address as 50 Hudson Yards, New York, NY 10001, BlackRock possesses sole voting power with respect to 1,626,674 shares of CNB common stock and sole dispositive power with respect to 1,658,018 shares of CNB common stock. BlackRock has indicated that it filed the Schedule 13G/A on behalf of the following subsidiaries: Aperio Group, LLC; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Financial Management, Inc.; and BlackRock Investment Management, LLC.

(5)

Based on a Schedule 13G/A filed on November 12, 2024 by The Vanguard Group (“Vanguard”), which listed its address as 100 Vanguard Blvd, Malvern, PA 19355, Vanguard possesses shared voting power with respect to 9,224 shares of CNB common stock, sole dispositive power with respect to 1,148,196 shares of CNB common stock and shared dispositive power with respect to 16,945 shares of CNB common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF ESSA COMMON STOCK AND ESSA MANAGEMENT

The following table sets forth, as of February 28, 2025, certain information as to the shares of ESSA common stock owned by persons who beneficially own more than 5% of ESSA’s outstanding shares of common stock.

Name and Address of Beneficial Owner	Number of Shares Owned and Nature of Beneficial Ownership		Percent of Shares of Common Stock Outstanding(1)
The ESSA Bank & Trust Employee Stock Ownership Plan TI-TRUST, Inc., Trustee 2900 North 23rd Street Quincy, Illinois 62305	1,009,679	(2)	9.9%

FJ Capital Management, LLC Financial Opportunity Fund LLC Martin Friedman 1313 Dolley Madison Blvd, Ste 306 McLean, Virginia 22101	967,168	(3)	9.5%

BlackRock, Inc. 50 Hudson Yards New York, New York 10001	521,529	(4)	5.1%

(1)	Based on 10,154,664 shares of the ESSA common stock outstanding as of February 28, 2025.
(2)

This information is based on a Schedule 13G filed with the SEC on February 5, 2025 by the ESSA Bank ESOP. According to the filing, the ESSA Bank ESOP had sole power to vote or direct 990,794 shares of ESSA’s common stock.

(3)	This information is based on a Schedule 13G/A filed with the SEC on February 7, 2025.
(4)	This information is based on a Schedule 13G/A filed with the SEC on February 5, 2025.

The following table sets forth information about the shares of ESSA Bancorp common stock owned by each director and each named executive officer identified in the summary compensation table included elsewhere in this document, and all directors and executive officers as a group, as of February 28, 2025:

Names	Position(s) held in the Company	Shares Owned Directly and Indirectly		Percent of Class(1)
DIRECTORS
Joseph S. Durkin	Director	10,305		*
Christine D. Gordon	Director	10,105		*
Daniel J. Henning	Director	64,795		*
Philip H. Hosbach, IV	Director	10,367		*
Gary S. Olson	Director, President and Chief Executive Officer	136,927	(2)	1.35%
Tina Q. Richardson	Director	5,585		*
Robert C. Selig, Jr.	Director	106,239		1.05%
Carolyn P. Stennett	Director	5,585		*
Elizabeth B. Weekes	Director	36,955		*

NAMED EXECUTIVES OFFICERS WHO ARE NOT DIRECTORS
Peter A. Gray	Senior Executive Vice President, Chief Operating Officer	44,017	(3)	*
Charles D. Hangen	Executive Vice President, Chief Risk Officer	51,948	(4)	*
All directors and executive officers as a group (14 persons)		786,575		7.75%

*	Less than 1%.
(1)	Based upon 10,154,664 shares outstanding as of February 28, 2025. Includes restricted stock awards.
(2)	Includes 266 shares held by Mr. Olson’s spouse’s IRAs, 43,305 shares held by Mr. Olson’s IRA and 15,120 shares held in Mr. Olson’s Employee Stock Ownership Plan account.
(3)	Includes 2,030 shares held by Mr. Gray’s IRA, 5,037 shares held in Mr. Gray’s Employee Stock Ownership Plan account and 3,260 shares held by Mr. Gray’s 401(k).
(4)	Includes 9,856 shares held by Mr. Hangen’s IRA, 9,791 shares held in Mr. Hangen’s Employee Stock Ownership Plan account and 5,087 shares held by Mr. Hangen’s spouse’s IRA account.

COMPARISON OF SHAREHOLDER RIGHTS

CNB and ESSA are both incorporated under the laws of the Commonwealth of Pennsylvania. The rights of ESSA’s shareholders currently are governed by ESSA’s charter and bylaws and the laws of the Commonwealth of Pennsylvania. The rights of ESSA’s shareholders who receive shares of CNB common stock as a result of the merger will be governed by CNB’s charter and bylaws and the laws of the Commonwealth of Pennsylvania. The following discussion summarizes certain material differences between the rights of CNB shareholders and ESSA shareholders.

This discussion does not purport to be a complete statement of the rights of shareholders of CNB or the rights of shareholders of ESSA and is qualified in its entirety by reference to the governing corporate documents of CNB and ESSA and applicable law. See the section entitled “Where You Can Find More Information” beginning on page 186.

	CNB	ESSA
Authorized Capital Stock	CNB’s articles of incorporation authorize 50,000,000 shares of capital stock, no par value per share.	ESSA’s articles of incorporation authorize 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of serial preferred stock, par value $0.01 per share.

Directors	CNB’s bylaws provide that the number of directors shall not be less than nine (9) nor more than twenty-four (24), as may be determined from time to time by resolution of a majority of the board of directors.	ESSA’s bylaws provide that the number of directors shall not be less than five (5) nor more than twelve (12), as set from time to time by resolution of a majority of the board of directors.

Director Classes	The CNB Board of Directors is divided into three classes, with directors in each class being elected for staggered three-year terms.	The ESSA Board of Directors is divided into three classes, with directors in each class being elected for staggered three-year terms.

Removal of Directors

CNB’s articles of incorporation do not provide for removal by shareholder vote without cause.

The BCL provides that the entire board of directors, a class of the board, or any individual director may be removed from office by vote of the shareholders entitled to elect directors. If a board of directors is classified, such removal may be effected only for cause unless otherwise provided in the articles of incorporation by a specific and unambiguous statement to that effect.

Under CNB’s bylaws, the board of directors may declare vacant the office of a director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment

Under ESSA’s articles of incorporation, any director (including persons elected by directors to fill vacancies in the board of directors) may be removed from office by shareholders only for cause and only upon the affirmative vote of not less than sixty percent (60%) of the total votes eligible to be cast by shareholders at a duly constituted meeting of shareholders called expressly for such purpose. Cause for removal shall exist only if the director whose removal is proposed has been either declared of unsound mind by an order of a court of competent jurisdiction, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a

	CNB	ESSA
	for a term of more than one year or if, within 60 days after notice of his or her selection, the director does not accept the office either in writing or by attending a meeting of the board of directors. Additionally, CNB’s bylaws permit the board of directors to remove a fellow director upon a two-thirds (2/3) majority vote for conduct or circumstances detrimental to the best interests of CNB.	court of competent jurisdiction for gross negligence or misconduct in the performance of such director’s duties to ESSA.

Filling Board Vacancies	CNB’s bylaws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining members of the board of directors though less than a quorum, or by a sole remaining director, and each person so selected shall be a director to serve until the next annual meeting of shareholders, at which time he or she shall stand separately for election to serve out the term to which he or she has been appointed.	ESSA’s articles of incorporation provide that any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, shall be filled by a majority vote of the directors then in office, whether or not a quorum is present, or by a sole remaining director, and any director so chosen shall serve until the term of the class to which he was appointed shall expire and until his successor is elected and qualified.

Nomination of Director Candidates by Shareholders	CNB’s bylaws do not impose any procedural requirement for the nomination of candidates for election as directors.	ESSA’s bylaws provide that shareholder nominations for directors must be made in writing to the secretary of ESSA not later than 120 days prior to the anniversary date of the initial proxy materials or a notice of the meeting by ESSA in connection with the immediately preceding annual meeting of shareholders of ESSA. The notice must set forth (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated, (ii) the principal occupation or employment of the notifying shareholder and such person, (iii) the class and number of shares of capital stock of ESSA which are beneficially owned by the notifying shareholder and such person, (iv) a representation that the shareholder is and will continue to be a holder of record of stock of ESSA

	CNB	ESSA

entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (v) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (vi) such other information regarding the shareholder submitting the notice, each nominee proposed by such shareholder and any other person as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, and (vii) the consent of each nominee to serve as a director of ESSA if so elected.

Nominations not made in compliance with the provisions of ESSA’s bylaws may be rejected by the ESSA Board of Directors.

Voting Rights

CNB’s bylaws provide that, except as otherwise provided in the BCL or CNB’s articles of incorporation or bylaws, whenever any corporate action is to be taken by vote of the shareholders, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class.

CNB’s bylaws provide that in elections for directors, if a quorum is present, directors shall be elected by a “majority of votes cast,” unless the election is contested, in which case directors shall be elected by a plurality of the votes cast. A “majority of votes cast” means that the number of shares voted “for” a

ESSA’s bylaws provide that, except as otherwise provided by law or ESSA’s articles of incorporation, any corporate action to be taken by vote of the shareholders of ESSA shall be authorized by receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by shareholders entitled to vote as a class.

ESSA’s bylaws provide that directors are to be elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. If, at any meeting of the shareholders, due to a vacancy or vacancies or otherwise, directors of more than one class of the bord of directors are to be elected, each class of directors to be elected at

	CNB	ESSA

director exceeds the number of votes cast “against” that director.

CNB’s articles of incorporation provide that in order to effect the merger or consolidation of CNB into another corporation which is not a wholly owned subsidiary of CNB, the affirmative vote of 66% of the outstanding shares entitled to vote shall be required.

CNB’s bylaws provide that every shareholder shall be entitled to one vote for every share standing in the name of the shareholder on the books of CNB.

the meeting shall be elected in a separate election by a plurality vote.

ESSA’s articles of incorporation and bylaws do not provide a separate voting standard for business combinations. Subject to certain exceptions, the BCL provides that a plan of merger or consolidation may be adopted if, among other conditions, it receives the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

ESSA’s articles of incorporation provide that the exclusive voting power of ESSA shall be vested in the common stock, with each holder thereof being entitled to one vote for each share of such common stock. However, ESSA’s articles of incorporation provide that shareholders of record who beneficially own in excess of 10% of the then-outstanding shares of common stock of ESSA are not entitled to any vote with respect to the shares held in excess of that 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate, as well as by any person acting in concert with such person or entity.

Limitation on Liability of Directors and Officers	CNB’s bylaws provide that a director shall, to the maximum extent permitted by the laws of the Commonwealth of Pennsylvania, have no personal liability for monetary damages for any action taken, or any failure to take any action, as a director, provided that a director is liable where such elimination of liability is not permitted by law.	ESSA’s articles of incorporation provide that a director shall not be personally liable for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office under the BCL and the breach of failure to perform constitutes self-dealing, willful misconduct or recklessness. In addition, the personal liability of the directors and officers of ESSA for monetary damages for conduct in their capacities as such shall be eliminated to the fullest extent permitted by the BCL.

	CNB	ESSA
Indemnification

CNB’s bylaws provide that CNB shall indemnify any and all directors and officers of CNB and any other person designated as an indemnified representative by the board of directors of CNB (each an “indemnified representative”) against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise by reason of the fact that such person is or was serving in an indemnified capacity, including, without limitation, liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to strict or products liability, except: (i) where the indemnification is expressly prohibited by applicable law; (ii) where the conduct of the indemnified representative has been finally determined under final adjudication or otherwise: (a) to constitute willful misconduct or recklessness within the meaning of Section 1746(b) of the BCL or any superseding provision of law sufficient in the circumstances to bar indemnification against liabilities arising from the conduct; or (b) to be based upon or attributable to the receipt by the indemnified representative from the corporation of a personal benefit to which the indemnified representative is not legally entitled; or (iii) to the extent the indemnification has been finally determined in a final adjudication to be otherwise unlawful.

CNB shall not indemnify an indemnified representative for any liability incurred in a proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking

ESSA’s bylaws provide that ESSA shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, including actions by or in the right of ESSA, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, fiduciary, trustee, or agent of ESSA, or is or was serving at the request of ESSA as a director, officer, employee, fiduciary, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (each, a “covered person”).

In the case of a threatened, pending, or completed action or suit by or in the right of ESSA against a covered person, ESSA shall indemnify such person if: (i) such person is successful on the merits or otherwise; or (ii) such person acted in good faith in the transaction that is the subject of the suit or action, and in a manner reasonably believed to be in, or not opposed to, the best interests of ESSA. However, such person shall not be indemnified in respect of any claim, issue, or matter as to which such person has been adjudged liable to ESSA unless (and only to the extent that) the court of common pleas or the court in which the suit was brought shall determine, upon application, that despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

In case of a threatened, pending, or completed suit, action, or proceeding (whether civil, criminal, administrative, or investigative), other than a suit by or in the right of ESSA (a “third-party action”) against

	CNB	ESSA

indemnification unless the initiation of or participation in the proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office.

CNB must pay the expenses (including attorneys’ fees and disbursements) incurred in good faith by an indemnified representative in advance of the final disposition of a proceeding described above or the initiation of or participation in which is authorized pursuant to CNB’s bylaws upon receipt of an undertaking by or on behalf of the indemnified representative to repay the amount if it is ultimately determined that such person is not entitled to be indemnified by CNB.

a covered person, ESSA shall indemnify such person if: (i) such person is successful on the merits or otherwise; or (ii) such person acted in good faith in the transaction that is the subject of the third-party action and in a manner such person reasonably believed to be in, or not opposed to, the best interests of ESSA and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person’s conduct was unlawful. The termination of a third-party action by judgment, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent shall not, in itself, create a presumption that the person failed to satisfy the standard of this paragraph.

Reasonable expenses incurred by a director, officer, employee, or agent of ESSA in defending a civil or criminal action, suit, or proceeding shall be paid by ESSA in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by ESSA.

Notice of Shareholder Meetings	CNB’s bylaws provide that all shareholder meetings shall only be upon at least 21 days’ prior written notice. Written notice of every meeting of the shareholders shall be given by, or at the direction of, the secretary each shareholder of record entitled to vote at the meeting at least: (i) ten days prior to the day named for a meeting called to consider a fundamental change under 15 Pa.C.S. Chapter 19; or (ii) five days prior to the day named for the meeting in any other case. If the secretary neglects or refuses to give notice of a meeting, the person or persons calling the meeting may do so. Whenever written notice is required to be given to any	ESSA’s bylaws provide that notice of a meeting written notice of every meeting of shareholders shall be given by, or at the direction of, the secretary of ESSA or other authorized person to each shareholder of record entitled to vote at the meeting at least (i) ten days prior to the day named for a meeting that will consider a fundamental change under Chapter 19 of the BCL, or any successor thereto, or (ii) five days prior to the day named for a meeting in any other case. A notice of meeting shall specify the place, day and hour of the meeting, and in the case of a special meeting, the general nature of the business to be transacted thereat, as

	CNB	ESSA

person, it may be given to the person either personally or by sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger service specified), telex or TWX (with answerback received) or courier service, charges prepaid, or by facsimile transmission, or by electronic mail or other electronic communication, to the address (or to the telex, TWX or fax number or the electronic mail address) of the person appearing on the books of CNB or, in the case of directors, supplied by the director to CNB for the purpose of notice.

In the case of a meeting of CNB’s shareholders that has as one of its purposes action on the bylaws, written notice is to be given to each shareholder that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment or repeal of the bylaws. There is to be included in, or enclosed with, the notice a copy of the proposed amendment or a summary of the changes to be effected thereby.

well as any other information required by law.

When a meeting of shareholders is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board of directors fixes a new record date for the adjourned meeting or notice of the business to be transacted is required to be given by applicable law and such notice previously has not been given.

Calling a Special Meeting of Shareholders	CNB’s bylaws provide that special meetings of the shareholders may be called at any time (i) by CNB’s president or by order of the board of directors; or (ii) upon the written request of shareholders entitled to cast at least twenty percent (20%) of the votes that all shareholders are entitled to cast at the particular meeting.	ESSA’s articles of incorporation provide that special meetings of shareholders may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.

Record Date	CNB’s bylaws provide that the board of directors may fix a date prior to the date of any meeting of shareholders as a record date for the determination of the shareholders entitled to notice of, or to vote at, the meeting, which date, except in the case of an adjourned meeting, shall be not more than 90 days prior to the date of the meeting of shareholders. Only shareholders of record on the date	ESSA’s bylaws provide that the board of directors may fix in advance a record date for the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, such date to be not more than 90 days and not less than (i) ten days in the case of a meeting that will consider a fundamental change under Chapter 19 of the BCL, or any

	CNB	ESSA
	fixed shall be so entitled notwithstanding any transfer of shares on the books of the corporation after any record date fixed as provided in this subsection. The CNB Board of Directors may similarly fix a record date for the determination of shareholders of record for any other purpose. When a determination of shareholders of record has been made for purposes of a meeting, the determination shall apply to any adjournment thereof unless the board fixes a new record date for the adjourned meeting.	successor thereto, or (ii) five days in the case of a meeting for any other purpose, prior to the date of the meeting established by the board of directors.

Dividends

CNB’s articles of incorporation and bylaws do not address dividends.

Under the BCL, the board of directors may declare and pay dividends, unless after paying such distribution the corporation would be unable to pay its debts as they come due, the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distributions.

ESSA’s bylaws provide that dividends may be declared by the board of directors in accordance with the conditions and subject to the limitations imposed by the laws of the Commonwealth of Pennsylvania. The board of directors may declare dividends payable only to shareholders of record at the close of business on any business day not more than 90 days prior to the date on which the dividend is paid.

Shareholder Action Without a Meeting	CNB’s bylaws provide that CNB’s shareholders may take action by written consent in lieu of a meeting with (i) the consent of all of the shareholders who would be entitled to vote thereon at a meeting of the shareholders or (ii) the consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. In the case of partial written consent pursuant to clause (ii), the action shall not become effective until after at	ESSA’s articles of incorporation provides that shareholders may take action without a meeting only if a unanimous written consent setting forth the action so taken is signed by all shareholders who would be entitled to vote at a meeting for such purpose and such consent is filed with the secretary of ESSA as part of the corporate records.

	CNB	ESSA
least ten days’ written notice of the action has been given to each shareholder entitled to vote thereon who has not consented thereto.

Stock Ownership Requirement for Directors	CNB’s bylaws provide that each director upon first being appointed or elected to the board shall own the lesser of 1,000 unencumbered shares of common stock of CNB or the number of shares equivalent to $15,000 of market value as of the date of appointment or election. On or before the third anniversary of the director’s first election to the board, each director must own at least the lesser of 2,500 unencumbered shares of common stock of CNB or the number of shares equivalent to $25,000 of market value.	ESSA’s bylaws provide that each director shall own at least 1,000 shares of the ESSA’s common stock.

Amendment to the Articles of Incorporation

CNB’s articles of incorporation do not specify a voting standard for the amendment of the articles of incorporation.

Under the BCL, unless the articles of incorporation or a specific provision of the BCL requires a greater vote, a proposed amendment of the articles of a business corporation will be adopted upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote. Every amendment of the articles of a business corporation shall be proposed: (i) by the adoption by the board of directors of a resolution setting forth the proposed amendment; or (ii) unless otherwise provided in the articles, by petition of shareholders entitled to cast at least

10% of the votes that all shareholders are entitled to cast thereon, setting forth the proposed amendment, which petition shall be directed to the board of directors and filed with the secretary of the corporation. Except as provided in (ii) above (relating to proposal of amendments), a proposed amendment of the articles shall not be

ESSA’s articles of incorporation provide that such articles may be amended pursuant to a resolution adopted by the affirmative vote of a majority of the directors then in office, and, to the extent required by applicable law, thereafter approved by the holders of a majority of the shares of ESSA entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof. Notwithstanding the foregoing, and in addition to the approval by the affirmative vote of a majority of the directors then in office, certain amendments to the articles of incorporation require the affirmative vote of eighty percent (80%) of the shares of ESSA entitled to vote generally in the election of directors, voting together as a single class.

	CNB	ESSA
deemed to have been adopted by the corporation unless it has also been approved by the board of directors, regardless of the fact that the board has directed or suffered the submission of the amendment to the shareholders for action.

Amendment to the Bylaws	CNB’s bylaws may be amended by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter; or by the affirmative vote of a majority of the directors present and voting at a meeting of the board of directors at which a quorum is present; provided that any bylaw provision amended or adopted by the board of directors that adversely affects the rights of the shareholders must be ratified by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter prior to such amended or adopted bylaw provision taking effect; provided further that any bylaw provision amended or adopted by the shareholders may only be amended or repealed by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter; and provided further that any bylaw provision amended or adopted by the board of directors may be amended or repealed by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter.	ESSA’s bylaws may be amended (i) by the affirmative vote of a majority of the directors then in office at any regular or special meeting of the ESSA Board of Directors, or (ii) by the affirmative vote of shareholders holding at least a eighty percent (80%) of the shares of ESSA entitled to vote generally in the election of directors, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof.

LEGAL MATTERS

The validity of the shares of CNB common stock to be issued in the merger will be passed upon for CNB by Hogan Lovells US LLP. Hogan Lovells US LLP and Luse Gorman, PC will deliver opinions to CNB and ESSA, respectively, as to certain federal income tax consequences of the merger. See the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 149.

EXPERTS

The consolidated financial statements of CNB Financial Corporation as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December 31, 2023, have been audited by Forvis Mazars, LLP, independent registered public accounting firm, as set forth in their report. Such consolidated financial statements have been so incorporated into this joint proxy statement/prospectus and registration statement by reference to the CNB Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2023, in reliance upon their report and given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of CNB Financial Corporation for the year ended December 31, 2021, have been so incorporated into this joint proxy statement/prospectus and registration statement by reference to the CNB Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2023, in reliance upon the report of Crowe LLP, independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of ESSA Bancorp, Inc. as of September 30, 2024 and 2023, and for each of the years in the three-year period ended September 30, 2024, have been audited by S.R. Snodgrass P.C., an independent registered public accounting firm, as set forth in their report. Such incorporated consolidated financial statements have been so incorporated into this joint proxy statement/prospectus and registration statement by reference to the ESSA Bancorp, Inc. Annual Report on Form 10-K for the year ended September 30, 2024, in reliance upon their report and given upon the authority of said firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

CNB 2026 Annual Shareholder Meeting and Shareholder Proposals

If the merger is completed, ESSA shareholders will become shareholders of CNB. Any shareholder proposal pursuant to Rule 14a-8 under the Exchange Act intended to be presented at the 2026 annual meeting of CNB shareholders must be addressed to Michael D. Peduzzi., President, CNB Financial Corporation, P.O. Box 42, Clearfield, PA 16830 and received no later than November 7, 2025 to be considered for inclusion in CNB’s 2026 proxy materials. In addition, any shareholder nominee to the board or proposal regarding any other matter to be acted upon at the 2026 annual meeting of CNB shareholders (other than a shareholder proposal included in CNB’s proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act) must be submitted to CNB no later than January 21, 2026.

In addition to satisfying the foregoing requirements under CNB’s bylaws, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than CNB’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than February 16, 2026.

ESSA 2025 Annual Shareholder Meeting and Shareholder Proposals

ESSA does not anticipate holding a 2025 annual meeting of ESSA shareholders if the merger is completed in the first half of 2025. However, if the merger is not completed within the expected time frame, or at all, ESSA may hold an annual meeting of its shareholders in 2025. ESSA should have received proposals that shareholders intended to include in the proxy statement for ESSA’s next annual meeting by September 23, 2024. If the 2025 annual meeting of ESSA shareholders is held on a date that is more than 30 calendar days from March 7, 2025, a shareholder proposal must be received by a reasonable time before ESSA begins to print and mail its proxy solicitation materials for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

Under ESSA’s bylaws, a shareholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at a meeting of shareholders. These procedures provide, generally, that shareholders desiring to make nominations for directors, or to bring a proper subject of business before the meeting, must do so by a written notice timely received 120 days prior to the date of the prior year’s proxy statement. For the annual meeting of shareholders to be held in 2025, this deadline was September 23, 2024.

In addition to satisfying the foregoing advance notice requirements under ESSA’s bylaws, to comply with the universal proxy rules under the Exchange Act, shareholders who intended to solicit proxies in support of director nominees other than ESSA’s nominees should have provided notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than January 6, 2025.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

If you would like to revoke your consent to “householding,” or if you are receiving multiple copies at your address and would like to enroll in “householding,” please submit your request, in the case of CNB shareholders, to Anna K. “Katie” Andersen, Secretary, CNB Financial Corporation, P.O. Box 42, Clearfield, Pennsylvania 16830 or call CNB at (814) 765-9621, and in the case of ESSA shareholders, to Stephanie Lefferson, ESSA Bancorp, Inc., 200 Palmer Street, PO Box L, Stroudsburg, Pennsylvania 18360 or call ESSA at (570) 422-0182 . If you own your shares in “street name,” please contact your broker, bank or other nominee to make your request.

WHERE YOU CAN FIND MORE INFORMATION

CNB and ESSA each file annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public at the SEC’s website at www.sec.gov.

CNB has filed a registration statement on Form S-4 to register with the SEC the shares of CNB common stock that ESSA shareholders will receive in the merger. This joint proxy statement/prospectus is part of CNB’s registration statement on Form S-4 and is a prospectus of CNB and a proxy statement of CNB and ESSA for their shareholder meetings.

The SEC permits CNB to “incorporate by reference” information into this joint proxy statement/prospectus. This means that CNB can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this joint proxy statement/prospectus that is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the CNB documents set forth below that have been previously filed with the SEC. These documents contain important information about CNB and its financial condition.

CNB SEC Filings (SEC File Number 001-39472)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2023, filed March 7, 2024

Proxy Statement on Schedule 14A	Filed March 8, 2024 (solely to the extent incorporated by reference into Part III of the Annual Report on Form 10-K for the year ended December 31, 2023)

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2024, filed May 1, 2024, June 30, 2024, filed August 7, 2024, and September 30, 2024, filed November 6, 2024

Current Reports on Form 8-K	Filed February 1, 2024, February 13, 2024, April 18, 2024, May 2, 2024, May 14, 2024, June 13, 2024, July 11, 2024, August 1, 2024, August 13, 2024, October 31, 2024, November 12, 2024, November 14, 2024, January 10, 2025, January 30, 2025 and February 11, 2025 (other than the portions of those documents not deemed to be filed)

Description of CNB common stock contained in CNB’s registration statement on Form 8-A and any amendment or report filed for the purpose of updating such description.	Filed April 17, 1985

This joint proxy statement/prospectus incorporates by reference the ESSA documents set forth below that have been previously filed with the SEC. These documents contain important information about ESSA and its financial condition.

ESSA SEC Filings (SEC File Number 001-33384)	Period or Date Filed
Annual Report on Form 10-K	Year ended September 30, 2024, filed December 13, 2024 and amended on January 28, 2025

Quarterly Reports on Form 10-Q	Quarter ended December 31, 2024, filed February 10, 2025

Current Reports on Form 8-K	Filed December 11, 2024 and January 10, 2025 (other than the portions of those documents not deemed to be filed)

In addition, CNB and ESSA each also incorporates by reference additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this joint proxy statement/prospectus and the dates of the CNB annual meeting and the ESSA special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and

proxy statements. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit to such report, was furnished to, rather than filed with, the SEC, such information or exhibit is not specifically incorporated by reference into this joint proxy statement/prospectus.

Documents incorporated by reference are available from CNB and ESSA, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this joint proxy statement/prospectus. You can obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

CNB Financial Corporation 1 South Second Street PO Box 42 Clearfield, Pennsylvania 16830 Attention: Secretary (814) 765-9621 www.cnbbank.bank	ESSA Bancorp, Inc. 200 Palmer Street PO Box L Stroudsburg, Pennsylvania 18360 Attention: Stephanie Lefferson Corporate Secretary (570) 422-0182 www.essabank.com

Neither CNB nor ESSA has authorized anyone to give any information or make any representation about the merger, the CNB annual meeting or the ESSA special meeting that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to CNB was provided by CNB, and the information contained in this joint proxy statement/prospectus with respect to ESSA was provided by ESSA. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2024 and the unaudited pro forma condensed combined consolidated statements of income for the nine months ended September 30, 2024 and for the year ended December 31, 2023 are based on the historical financial statements of CNB and ESSA after giving effect to the merger. The merger will be accounted for using the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”).

The following unaudited pro forma combined consolidated financial statements are provided for illustrative information purposes only. The unaudited pro forma combined consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and combine the historical consolidated financial position and results of operations of CNB and ESSA using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. The adjustments include those that management deemed necessary for a fair statement of the pro forma information presented. The adjustments include forward-looking information that is subject to the safe harbor protections of the Exchange Act, and actual results could differ materially from what is presented below as efforts to integrate ESSA’s operations into CNB’s progress.

The acquisition of ESSA will be accounted for using the acquisition method of accounting. The total purchase price will be allocated to the tangible and intangible assets and liabilities acquired based on their respective fair values. CNB has not performed the detailed valuation analysis necessary to determine the fair values of ESSA’s assets to be acquired and liabilities to be assumed, and as such, estimates have been used. Accordingly, the unaudited pro forma condensed combined financial data include an estimated allocation of the purchase price. The pro forma adjustments included in this joint proxy statement/prospectus are subject to change depending on changes in interest rates and the components of assets and liabilities, and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of ESSA’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the fair values of the net assets as compared with the information shown in the unaudited pro forma condensed combined financial data may change the amount of the purchase price allocated to goodwill and other assets and liabilities, and may impact CNB’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to ESSA’s shareholders’ equity, including results of operations and certain balance sheet changes from September 30, 2024 through the date the merger is completed will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

The unaudited pro forma combined financial statements should be read in conjunction with the following consolidated financial statements and accompanying notes of CNB and ESSA for the applicable periods, as well as any other information contained in or incorporated by reference into this joint proxy statement/prospectus:

•

CNB’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2023, which were included in CNB’s Annual Report on Form 10-K for the year ended December 31, 2023, and filed with the SEC on March 7, 2024, which has been incorporated by reference in this joint proxy statement/prospectus;

•

CNB’s unaudited financial statements and the related notes thereto as of and for the nine months ended September 30, 2024, which were included in CNB’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2024, and filed with the SEC on November 6, 2024, which has been incorporated by reference in this joint proxy statement/prospectus;

•	ESSA’s audited consolidated financial statements as of and for the year ended September 30, 2024 and 2023, which were included in ESSA’s Annual Report on Form 10-K for the year ended September 30,

2024, and filed with the SEC on December 13, 2024, which has been incorporated by reference in this joint proxy statement/prospectus; and

•

ESSA’s unaudited financial statements and the related notes thereto as of and for the three months ended December 31, 2023 and December 31, 2022, which were included in ESSA’s Quarterly Reports on Form 10-Q for the three months ended December 31, 2023 and December 31, 2022, and filed with the SEC on February 13, 2024 and February 10, 2023, respectively, and have been incorporated by reference in this joint proxy statement/prospectus. Certain reclassifications were made to ESSA’s historical financial information for the twelve months ended December 31, 2023 and nine months ended September 30, 2024 to conform to CNB’s presentation of financial information.

The pro forma information does not reflect opportunities to earn additional revenue or anticipated cost savings. Included in the pro forma information are divestiture adjustments related to balance sheet repositioning through the reduction of commercial real estate loan portfolio exposure and reinvestments in commercial and industrial loans as well as branch rationalization plans involving branch sales. CNB believes these adjustments will occur at or near the closing date but that transaction negotiations and regulatory approvals could cause delays. These divestiture adjustments assume the divestiture occurred as of September 30, 2024 on the balance sheet and January 1, 2023 for the statements of income and include the sale of approximately $97 million in deposits and $204 million in loans and the reinvestment of $109 million in commercial and industrial loans.

The pro forma information does not reflect the benefits of expected cost savings, which are expected to be attributable to ESSA’s non-interest expenses. CNB management believes adjusting net income and earnings per share for these expected cost savings for the periods ended September 30, 2024 and December 31, 2023, respectively, would enhance the understanding of the pro forma information shown below. The impact of these adjustments on net income and earnings per share are included in the Footnotes to Unaudited Pro Forma Income Statements.

All significant pro forma adjustments and underlying assumptions are described in the accompanying notes. The unaudited pro forma combined consolidated statements of income for the nine months ended September 30, 2024 and the year ended December 31, 2023 give effect to the merger as if it occurred on January 1, 2023. The unaudited pro forma combined consolidated balance sheet gives effect to the merger as if it occurred on September 30, 2024. Certain sub-totals and totals may not foot due to rounding.

The unaudited pro forma shareholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of CNB common stock or the actual or future results of operations of CNB for any period. Actual results may be materially different than the pro forma information presented.

CNB FINANCIAL CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2024

(In thousands)

	Acquirer (CNB Financial Corp.)	Target (ESSA Bancorp, Inc.)	Purchase Accounting Adjustments	Ref		Divestiture Adjustments	Ref		Pro Forma Combined
ASSETS

Cash and cash equivalents due from banks	$75,214	$38,683	$(27,550)	(A	)	$108,550	(B	)	$194,897
Interest-bearing deposits with Federal Reserve	281,972	9,897	—			—			291,869
Interest-bearing deposits with other financial institutions	3,723	—	—			—			3,723

Cash and cash equivalents	360,909	48,580	(27,550)			108,550			490,489
Debt securities available for sale, at fair value	378,965	215,869	—			—			594,834
Debt securities held to maturity, at amortized cost	328,152	47,378	(5,861)	(C	)	—			369,669
Equity securities, at fair value	10,389	—	—			—			10,389
Loans held for sale	768	—	—			—			768
Loans receivable
Syndicated Loans	69,470	—	—			—			69,470
Loans	4,522,438	1,759,590	(109,438)	(D	)	(204,873)	(E	)	5,967,717

Total loans receivable	4,591,908	1,759,590	(109,438)			(204,873)			6,037,187
Less allowance for credit losses	(46,644)	(15,306)	(8,211)	(F	)	1,300	(G	)	(68,861)

Net loans receivable	4,545,264	1,744,284	(117,649)			(203,573)			5,968,326
FHLB and other restricted stock holdings and investments	40,937	18,750	—			—			59,687
Premises and equipment, net	82,090	11,253	—	(H	)	—			93,343
Operating lease right-of-use assets	37,419	5,697	—			—			43,116
Bank-owned life insurance	116,795	39,571	—			—			156,366
Mortgage servicing rights	1,413	1,051	—			—			2,464
Goodwill and other intangibles	43,874	13,801	51,634	(I	)	—			109,309
Core deposit intangibles, net	223	—	31,410	(J	)	—			31,633
Accrued interest and other assets	67,646	41,483	23,527	(K	)	—			132,656

Total assets	$6,014,844	$2,187,717	$(44,488)			$(95,023)			$8,063,050

LIABILITIES

Noninterest-bearing demand deposits	$841,292	$256,638	—			$(31,618)	(L	)	$1,066,312
Interest-bearing demand deposits	681,056	312,683	—			(12,370)	(L	)	981,369
Money market	—	334,638	—			(27,647)	(L	)	306,991
Savings	3,040,769	143,031	—			(7,564)	(L	)	3,176,236
Certificates of deposit	653,832	582,061	(398)	(M	)	(17,849)	(L	)	1,217,646

Total deposits	5,216,949	1,629,051	(398)			(97,047)			6,748,555
Subordinated debentures	20,620	—	—			—			20,620
Subordinated notes, net of unamortized issuance costs	84,495	—	—			—			84,495
Short-term borrowings	—	280,000	—			—			280,000
Other borrowings	—	10,000	—			—			10,000
Operating lease liabilities	39,683	5,985	—			—			45,668
Advances by borrowers for taxes and insurance	—	6,870	—			—			6,870
Derivative and hedging liabilities	—	9,183	—			—			9,183
Accrued interest payable and other liabilities	46,734	16,207	—			412	(N	)	63,353

Total liabilities	$5,408,481	$1,957,296	$(398)			$(96,635)			$7,268,744

EQUITY

Preferred stock	57,785	—	—			—			57,785
Common stock	—	181	221,505	(O	)	—			221,686
Additional paid in capital	219,304	183,073	(183,073)	(P	)	—			219,304
Unallocated common stock held by the ESSA Bank ESOP	—	(5,557)	5,557	(Q	)	—			—
Retained earnings	371,086	163,473	(198,829)	(R	)	1,612	(S	)	337,342
Treasury stock, at cost	(4,516)	(104,184)	104,184	(T	)	—			(4,516)
Accumulated other comprehensive loss	(37,296)	(6,565)	6,565	(U	)	—			(37,296)

Total equity	606,363	230,421	(44,090)			1,612			794,306

Total liabilities and equity	$6,014,844	$2,187,717	$(44,488)			$(95,023)			$8,063,050

Footnotes to Unaudited Pro Forma Balance Sheet at September 30, 2024

The following pro forma adjustments have been reflected in the unaudited pro forma combined consolidated financial statements presented for CNB. Unless otherwise noted, all adjustments are based on assumptions and valuations as of September 30, 2024 for the respective pending acquisition and are subject to change.

(A)	Reflects both CNB and ESSA transaction expenses incurred which are expected to be approximately $27.6 million or $23.3 million (net of tax effect).

(B)	Reflects net cash proceeds from sale of $204.4 million worth of loans and $97.1 million of deposits as part of the divestiture adjustments.

(C)	Reflects fair value adjustment on securities held to maturity.

(D)	Reflects the total fair value discount of $117.7 million plus estimated PCD CECL gross-up of $8.2 million.

(E)	Reflects reduction in loans receivable for the $204.4 million worth of sold loans and the estimated $0.4 million of associated PCD credit gross up as part of the divestiture adjustments.

(F)

Reflects elimination of ESSA’s allowance for credit losses as a part of purchase accounting adjustments, recording an ACL of $8.2 million on PCD loans, and a credit mark of $15.3 million on non-PCD loans.

(G)	Reflects reversal of allowance for credit losses associated with the sold loan portfolio as part of the divestiture adjustments.

(H)	Book value assumed to equal ESSA’s fair value of real property.

(I)

Reflects projected goodwill that will be recognized as a part of purchase accounting adjustments based on issuance of 8,429,143 of shares of CNB common stock at $26.30 per share (February 13, 2025 closing price).

(J)	Reflects the pro forma purchase accounting adjustment of the core deposit intangible asset of $31.4 million.

(K)	Reflects projected deferred tax asset, net recorded as a result of purchase accounting adjustments (assuming 21% tax rate).

(L)	Reflects reduction to deposits for sold deposits as part of the divestiture adjustments.

(M)	Reflects the pro forma purchase accounting adjustment of ESSA’s time deposits to fair value.

(N)	Reflects adjustment to other liabilities as part of the divestiture adjustments.

(O)	Reflects issuance of acquirer’s stock as consideration of $221.7 million and elimination of ESSA’s common stock.

(P)	Represents the elimination of ESSA’s additional paid in capital.

(Q)	Reflects elimination of the ESSA Bank ESOP.

(R)

Reflects elimination of ESSA’s retained earnings, impact to retained earnings of payment of transaction fees of $23.3 million and impact of incremental provision non-PCD for credit losses of $12.1 million, net of tax effect.

(S)	Reflects gain on sale associated with the sale of the loan and deposit portfolio as part of the divestiture adjustments.

(T)	Reflects elimination of ESSA’s treasury stock.

(U)	Reflects elimination of ESSA’s AOCI.

CNB FINANCIAL CORPORATION

UNAUDITED PRO FORMA INCOME STATEMENT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(In thousands)

	Acquirer (CNB Financial Corp.)	Target (ESSA Bancorp, Inc.)	Purchase Accounting Adjustments	Ref		Divestiture Adjustments	Ref		Pro Forma Combined
INTEREST AND DIVIDEND INCOME

Loans receivable including fees
Interest and fees on loans receivable	$219,380	$66,274	$17,897	(V	)	$(3,141)	(W	)	$300,410
Securities
Taxable	21,657	7,865	2,923	(X	)	—			32,445
Tax-exempt	479	31	—			—			510
Dividends	276	3,197	—			—			3,473

	241,792	77,367	20,820			(3,141)			336,838

INTEREST EXPENSE

Deposits	99,964	24,860	—			(1,149)	(Y	)	123,675
Borrowed funds and finance lease liabilities	9	9,092	—			—			9,101
Subordinated notes and debentures	3,394	—	—			—			3,394

Total interest expense	103,367	33,952	—			(1,149)			136,170

			—
NET INTEREST INCOME	138,425	43,415	20,820			(1,992)			200,667
PROVISION FOR CREDIT LOSS EXPENSE	6,292	(963)	—			—			5,329

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSS EXPENSE	132,133	44,378	20,820			(1,992)			195,338

NONINTEREST INCOME

Service charges on deposit accounts	5,278	2,112	—			—			7,390
Other service charges and fees	2,203	1,164	—			—			3,367
Wealth and asset management fees	5,869	1,247	—			—			7,116
Net realized gains (losses) on available-for-sale securities	(9)	—	—			—			(9)
Net realized and unrealized gains (losses) on equity securities	767	(3)	—			—			764
Mortgage banking	580	—	—			—			580
Bank owned life insurance	2,326	719	—			—			3,045
Card processing and interchange income	6,444	—	—			—			6,444
Other non-interest income	5,335	1,004	—			—			6,339

Total noninterest income	28,793	6,243	—			—			35,036

NONINTEREST EXPENSE

Compensation and benefits	56,035	20,160	—			(1,723)	(Z	)	74,472
Net occupancy expense	10,921	3,613	—			(401)	(Z	)	14,133
Technology expense	16,062	4,057	—			(110)	(Z	)	20,010
State and local taxes	3,636	—	665	(AA	)	—			4,301
Legal, professional, and examination fees	3,231	3,270	—			—			6,501
Advertising	1,861	544	—			—			2,405
FDIC insurance premiums	2,854	1,258	—			(100)	(Z	)	4,012
Card processing and interchange expenses	3,250	—	—			—			3,250
Other non-interest expenses	14,347	2,078	—			(43)	(Z	)	16,382
Amortization of intangible assets	—	44	3,811	(AB	)	—			3,855

Total noninterest expense	112,197	35,024	4,475			(2,376)			149,320

INCOME BEFORE INCOME TAXES	48,729	15,597	16,344			384			81,054
INCOME TAX EXPENSE	(9,218)	(2,942)	(3,432)	(AC	)	(81)	(AC	)	(15,673)

NET INCOME	39,511	12,655	12,912			303			65,381
Preferred Stock Dividends	3,226	—	—			—			3,226

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$36,285	$12,655	$12,912			$303			$62,155

Basic earnings per common share	$1.73	$1.32							$2.11
Diluted earnings per common share	1.72	1.32							2.11
Average common shares outstanding	20,832	9,584	(9,584)	(AD	)	8,429	(AE	)	29,261
Average diluted shares outstanding	20,896	9,585	(9,585)	(AD	)	8,429	(AE	)	29,325

Footnotes to Unaudited Pro Forma Income Statement for the Nine Months ended September 30, 2024

The following pro forma adjustments have been reflected in the unaudited pro forma combined consolidated financial statements presented for CNB. Unless otherwise noted, all adjustments are based on assumptions and valuations as of September 30, 2024 for the respective pending acquisition and are subject to change.

(V)

Reflects the adjustment to interest income to record estimated accretion of discounts on acquired loans held for investment of $104.6 million, which expected to be accreted over six years using the sum-of-years digits method, less opportunity cost of cash.

(W)	Reflects the net adjustment to interest income as part of the divestiture adjustments and the impact of new loan interest income from reinvesting of proceeds into new commercial and industrial loans.

(X)	Reflects the estimated interest accretion of discounts on acquired investment securities of $15.6 million accreted over four years using the straight-line method.

(Y)	Reflects the adjustment to interest expense as part of the divestiture adjustments.

(Z)	Reflects adjustment to operating expenses for the direct expenses as part of the divestiture adjustments.

(AA)	Reflects the additional state tax expense incurred from the Pennsylvania Shares tax.

(AB)	Reflects elimination of historical amortization expense and recognition of the core deposit intangible asset of $31.4 million amortized over ten years using the sum-of-years digits method.

(AC)	Reflects incremental tax impact of respective adjustments (assuming a 21% tax rate).

(AD)	Reflects elimination of weighted average shares outstanding of ESSA.

(AE)

Reflects shares issued to ESSA as part of merger consideration. This is not a divestiture adjustment, but rather the shares issued as part of the merger consideration that CNB management determined to separately present.

CNB FINANCIAL CORPORATION

UNAUDITED PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2023

(In thousands)

	Acquirer (CNB Financial Corp.)	Target (ESSA Bancorp, Inc.)	Purchase Accounting Adjustments	Ref		Divestiture Adjustments	Ref		Pro Forma Combined
INTEREST AND DIVIDEND INCOME

Loans receivable including fees
Interest and fees on loans receivable	$273,220	$78,658	$28,845	(V	)	$(4,188)	(W	)	$376,535
Processing fees on PPP loans	3	—	—			—			3
Securities
Taxable	19,279	11,630	3,897	(X	)	—			34,806
Tax-exempt	724	42	—			—			766
Dividends	470	2,640	—			—			3,110

	293,696	92,970	32,742			(4,188)			415,220

INTEREST EXPENSE

Deposits	97,770	23,860	398	(AF	)	(1,532)	(Y	)	120,496
Borrowed funds and finance lease liabilities	1,802	8,352	—			—			10,154
Subordinated notes and debentures	4,295	—	—			—			4,295

Total interest expense	103,867	32,212	398			(1,532)			134,945

NET INTEREST INCOME	189,829	60,758	32,344			(2,657)			280,274
PROVISION FOR CREDIT LOSS EXPENSE	5,993	153	15,286	(AG	)	332	(AH	)	21,764

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSS EXPENSE	183,836	60,605	17,058			(2,989)			258,510

NONINTEREST INCOME

Service charges on deposit accounts	7,372	2,972	—			—			10,344
Other service charges and fees	3,010	1,574	—			—			4,584
Wealth and asset management fees	7,251	1,631	—			—			8,882
Net realized gains (losses) on available-for-sale securities	52	(121)	—			—			(69)
Net realized gains on equity securities	22	—	—			—			22
Net unrealized gains (losses) on equity securities	(409)	—	—			—			(409)
Net realized and unrealized gains (losses) on equity securities	—	(9)	—			—			(9)
Mortgage banking	676	—	—			—			676
Bank owned life insurance	2,945	807	—			—			3,752
Card processing and interchange income	8,301	—	—			—			8,301
Other non-interest income	4,115	1,098	—			2,041	(AI	)	7,254

Total noninterest income	33,335	7,952	—			2,041			43,328

NONINTEREST EXPENSE

Compensation and benefits	71,062	26,627	—			(2,297)	(Z	)	95,392
Net occupancy expense	14,509	4,524	—			(535)	(Z	)	18,498
Technology expense	20,202	5,073	—			(146)	(Z	)	25,129
State and local taxes	4,126	—	886	(AA	)	—			5,012
Legal, professional, and examination fees	4,414	4,542	—			—			8,956
Advertising	3,133	598	—			—			3,731
FDIC insurance premiums	3,879	1,270	—			(133)	(Z	)	5,016
Card processing and interchange expenses	5,025	—	—			—			5,025
Other non-interest expenses	18,992	3,289	—			(57)	(Z	)	22,224
Amortization of intangible assets	—	190	5,521	(AB	)	—			5,711
Merger related expenses	—	—	27,550	(AJ	)	—			27,550

Total noninterest expense	145,342	46,113	33,957			(3,168)			222,244

INCOME BEFORE INCOME TAXES	71,829	22,444	(16,899)			2,220			79,594
INCOME TAX EXPENSE	(13,809)	(4,397)	2,032	(AC	)	(466)	(AC	)	(16,640)

NET INCOME	58,020	18,047	(14,867)			1,754			62,954
Preferred Stock Dividends	4,302	—	—			—			4,302

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$53,718	$18,047	$(14,867)			$1,754			$58,652

Basic earnings per common share	$2.56	1.87							$1.99
Diluted earnings per common share	2.55	1.87							1.99
Average common shares outstanding	20,904	9,666	(9,666)	(AD	)	8,429	(AE	)	29,333
Average diluted shares outstanding	20,944	9,671	(9,671)	(AD	)	8,429	(AE	)	29,373

Footnotes to Unaudited Pro Forma Income Statement for the Year Ended December 31, 2023

The following pro forma adjustments have been reflected in the unaudited pro forma combined consolidated financial statements presented for CNB. Unless otherwise noted, all adjustments are based on assumptions and valuations as of September 30, 2024 for the respective pending acquisition and are subject to change.

(V)

Reflects the adjustment to interest income to record estimated accretion of discounts on acquired loans held for investment of $104.6 million, which expected to be accreted over six years using the sum-of-years digits method, less opportunity cost of cash.

(W)	Reflects the net adjustment to interest income as part of the divestiture adjustments and the impact of new loan interest income from reinvesting of proceeds into new commercial and industrial loan.

(X)	Reflects the estimated interest accretion of discounts on acquired investment securities of $15.6 million accreted over four years using the straight-line method.

(Y)	Reflects the adjustment to interest expense as part of the divestiture adjustments.

(Z)	Reflects adjustment to operating expenses for the direct expenses as part of the divestiture adjustments.

(AA)	Reflects the additional state tax expense incurred from the Pennsylvania Shares tax.

(AB)	Reflects elimination of historical amortization expense and recognition of the core deposit intangible asset of $31.4 million amortized over ten years using the sum-of-years digits method.

(AC)	Reflects incremental tax impact of respective adjustments (assuming a 21% tax rate).

(AD)	Reflects elimination of weighted average shares outstanding of ESSA.

(AE)

Reflects shares issued to ESSA as part of merger consideration. This is not a divestiture adjustment, but rather the shares issued as part of the merger consideration that CNB management determined to separately present.

(AF)	Reflects the estimated interest expense accretion on time deposits recognized on a straight-line basis over one year.

(AG)	Reflects provision for estimated credit losses for non-PCD loans to be recorded immediately following legal close of the transaction.

(AH)	Reflects release of provision associated with sold loans and establishment of provision expense of 1.1% against the loans funded as part of the divestiture adjustments.

(AI)	Reflects the net adjustment to record the gain/loss on the sale of $204.4 million worth of loans and $97.1 million of deposits as part of the divestiture adjustments.

(AJ)	Reflects pre-tax nonrecurring merger-related expenses expected to be incurred of $27.6 million ($23.3 million post-tax).

CNB FINANCIAL CORPORATION

UNAUDITED COMPARATIVE PER-SHARE DATA

As of and for the Nine Months Ended September 30, 2024

	CNB Financial Corp	ESSA Bancorp, Inc.	Pro Forma Combined	Ref		Pro Forma Equivalent ESSA Share	Ref
Basic Earnings Per Common Share	$1.73	$1.32	$2.11	(AK	)	$1.81	(AM	)
Diluted Earnings Per Common Share	1.72	1.32	2.11	(AK	)	1.80	(AM	)
Dividends Declared per Common Share	0.53	0.45	0.53	(AL	)	0.45	(AM	)
Book Value Per Common Share (at period end)	26.13	22.76	26.78	(AK	)	22.89	(AM	)

As of and for the Year Ended December 31, 2023

	CNB Financial Corp	ESSA Bancorp, Inc.	Pro Forma Combined	Ref		Pro Forma Equivalent ESSA Share	Ref
Basic Earnings Per Common Share	$2.56	$1.87	$1.99	(AK	)	$1.70	(AM	)
Diluted Earnings Per Common share	2.55	1.87	1.99	(AK	)	1.70	(AM	)
Dividends Declared per Common Share	0.70	0.60	0.70	(AL	)	0.60	(AM	)
Book Value Per Common Share (at period end)	24.57	21.79	25.27	(AK	)	21.59	(AM	)

Footnotes to Unaudited Comparative Per-Share Data

The following pro forma adjustments have been reflected in the unaudited pro forma combined consolidated financial statements presented for CNB. Unless otherwise noted, all adjustments are based on assumptions and valuations as of September 30, 2024 for the respective pending acquisition and are subject to change.

(AK)	Pro forma combined amounts are calculated utilizing the standalone historical amounts adjusted for all purchase accounting and transaction related adjustment.

(AL)	Pro forma combined dividends per share represent CNB’s historical dividends per share.

(AM)	The pro forma equivalent per share is based upon the pro forma combined amounts multiplied by the exchange ratio of 0.8547x.

Footnotes to Proforma Condensed Combined Financial Statements

Preliminary Purchase Price Allocation and Sensitivity Analysis

The pro forma adjustments include the accounting entries to record the merger transaction under the acquisition method of accounting for business combinations. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill and other intangible assets. Fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions which are considered reasonable, and will be revised as additional information becomes available. In addition to disclosing the share price used when valuing the consideration as of February 13, 2025, a sensitivity analysis indicating the range of possible outcomes is included based on reasonably likely increases and decreases in the stock price.

The pro forma purchase price for the merger is as follows (dollars in thousands):

		Goodwill Sensitivity
		-10%	-5%	5%	10%
Purchase Price Calculation
Shares Outstanding	10,123,708	10,123,708	10,123,708	10,123,708	10,123,708
Restricted stock awards, non-vested	34,830	34,830	34,830	34,830	34,830
ESSA Bank ESOP termination	(296,430)	(329,367)	(311,970)	(282,264)	(269,482)

Total shares outstanding	9,862,108	9,829,171	9,846,568	9,876,274	9,889,056
Shares exchanged for CNB stock	8,429,143	8,400,992	8,415,862	8,441,252	8,452,176
Stock value as of February 13, 2025	$26.30	$23.67	$24.99	$27.62	$28.93
Aggregate purchase price	$221,686	$198,851	$210,312	$233,147	$244,521
Fair Value of Assets Acquired:
Cash and cash equivalents	$48,580	—	—	—	—
Debt securities available for sale, at fair value	215,869	—	—	—	—
Debt securities held to maturity, at amortized cost	41,517	—	—	—	—
Loans receivable, net	1,641,921	—	—	—	—
Core deposit intangibles, net	31,410	—	—	—	—
Other assets	133,852	—	—	—	—

Total assets acquired	$2,113,150	—	—	—	—
Fair Value of Liabilities Assumed
Deposits	$1,628,653	—	—	—	—
Borrowings	290,000	—	—	—	—
Other liabilities	38,245	—	—	—	—

Total liabilities assumed	$1,956,898	—	—	—	—

Net assets acquired	$156,252	—	—	—	—

Preliminary Pro Forma Goodwill	$65,435	$42,600	$54,061	$76,896	$88,270

Management’s Adjustments

The tables below show the expected cost savings related to the acquisition of ESSA. CNB management expects to realize 50% of the estimated 40% cost savings attributable to ESSA’s non-interest expenses within the first six months of the acquisition, with 100% realized thereafter. The adjustments shown below include those that CNB management has deemed necessary for a fair statement of the pro forma information presented. The adjustments include forward-looking information that is subject to the safe harbor protections of the Exchange Act, and actual results could differ materially from what is presented below as efforts to integrate ESSA’s operations into CNB’s progress.

For the Nine Months ended September 30, 2024
	Net Income	Basic EPS	Diluted EPS
Pro Forma Combined*	$62,155	$2.11	$2.11
Anticipated Cost Savings	13,992
Tax Effect	(2,938)

Pro Forma Combined after management’s adjustments	$73,209	$2.49	$2.49

For the Twelve Months ended December 31, 2023
	Net Income	Basic EPS	Diluted EPS
Pro Forma Combined*	$58,652	$1.99	$1.99
Anticipated Cost Savings	13,777
Tax Effect	(2,893)

Pro Forma Combined after management’s adjustments	$69,536	$2.36	$2.36

*	As shown in pro forma income statement for respective period.

ANNEX A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

DATED AS OF JANUARY 9, 2025

BY AND AMONG

CNB FINANCIAL CORPORATION,

CNB BANK,

ESSA BANCORP, INC.

AND

ESSA BANK & TRUST

A-i

A-ii

A-iii

EXHIBITS

Exhibit A	Form of ESSA Voting Agreement
Exhibit B	Form of CNB Voting Agreement
Exhibit C	Plan of Bank Merger

A-iv

TABLE OF DEFINITIONS

Page
Acquisition Proposal	A-58
Acquisition Transaction	A-58
Affiliate	A-59
Agreement	A-1
Bank Merger	A-1
Bank Merger Effective Time	A-3
Bank Regulator	A-59
BCL	A-3
BHC Act	A-9
BOLI	A-24
Business Day	A-59
Certificate	A-5
Closing	A-4
Closing Date	A-4
CNB	A-1
CNB 2023 Form 10-K	A-28
CNB 401(k) Plan	A-47
CNB Bank	A-1
CNB Bank Board	A-59
CNB Benefit Plans	A-31
CNB Board	A-59
CNB Disclosure Schedule	A-59
CNB Measurement Price	A-7
CNB Pension Plan	A-31
CNB SEC Documents	A-28
CNB Stock	A-59
Code	A-1
Community Reinvestment Act	A-13
Confidentiality Agreement	A-42
Continuing Employee	A-46
Derivative Transaction	A-59
Effective Date	A-4
Effective Time	A-4
Environmental Law	A-59
ERISA	A-60
ESSA	A-1
ESSA 2024 Form 10-K	A-12
ESSA 401(k) Plan	A-47
ESSA Bank	A-1
ESSA Bank Board	A-60
ESSA Bank ESOP	A-60
ESSA Bank Stock	A-9
ESSA Benefit Plans	A-16
ESSA Board	A-60
ESSA Disclosure Schedule	A-60
ESSA Employees	A-17
ESSA Equity Plan	A-60
ESSA ERISA Group	A-17
ESSA Financial Statements	A-60

Page
ESSA Intellectual Property	A-60
ESSA Loan Property	A-60
ESSA Meeting	A-39, A-40
ESSA Pension Plan	A-16
ESSA Recommendation	A-39
ESSA Representatives	A-42
ESSA Restricted Stock	A-8
ESSA SEC Documents	A-12
ESSA Stock	A-9
ESSA Subsequent Determination	A-44
Exchange Act	A-60
Exchange Agent	A-60
Exchange Ratio	A-5
FDIC	A-60
FHLBP	A-61
Finance Laws	A-15
FRB	A-61
GAAP	A-61
Governmental Authority	A-61
Hazardous Substance	A-61
Indemnified Parties	A-45
Indemnifying Party	A-45
Informational Systems Conversion	A-50
Insurance Policies	A-24
Intellectual Property	A-61
IRS	A-61
Joint Proxy Statement/Prospectus	A-61
Knowledge	A-61
Leases	A-23
Lien	A-61
Loans	A-22
Material Adverse Effect	A-61
Material Contract	A-16
Merger	A-1
Merger Consideration	A-5
Merger Registration Statement	A-40
NASDAQ	A-62
New Board Member	A-2
Notice of Superior Proposal	A-44
Notice Period	A-44
OREO	A-22
Pandemic	A-62
Pandemic Measures	A-62
Per Share Consideration	A-62
Person	A-62
Premium Limit	A-46
Proceeding	A-45
Regulatory Approvals	A-27
Regulatory Order	A-13

A-v

Rights	A-62
SEC	A-12
Securities Act	A-63
Single Employer Plan	A-17
Software	A-63
Subsidiary	A-63
Superior Proposal	A-63
Surviving Bank	A-2

Surviving Corporation	A-2
Tax	A-63
Tax Returns	A-63
Taxes	A-63
Transactions	A-1
Voting Agreement	A-1
WARN Act	A-63
Willful Breach	A-63

A-vi

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of January 9, 2025, by and among CNB Financial Corporation, a Pennsylvania corporation (“CNB”), CNB Bank, a Pennsylvania-chartered nonmember bank and wholly-owned subsidiary of CNB (“CNB Bank”), ESSA Bancorp, Inc., a Pennsylvania corporation (“ESSA”), and ESSA Bank & Trust, a Pennsylvania-chartered stock savings bank and wholly-owned subsidiary of ESSA (“ESSA Bank”).

WITNESSETH

WHEREAS, the CNB Board has (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of CNB and its shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of CNB’s business strategies; and (iii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the issuance of shares of CNB Stock (as defined herein) contemplated by this Agreement (the “CNB Share Issuance”);

WHEREAS, the ESSA Board has (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of ESSA and its shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of ESSA’s business strategies; and (iii) approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, in accordance with the terms of this Agreement, ESSA will merge with and into CNB, with CNB surviving (the “Merger”), and immediately thereafter, ESSA Bank will merge with and into CNB Bank, with CNB Bank surviving (the “Bank Merger” and, together with the Merger, the “Transactions”);

WHEREAS, as a material inducement to CNB to enter into this Agreement, each of the directors and certain executive officers of ESSA set forth on ESSA Disclosure Schedule 6.02(c) has entered into a voting agreement with CNB dated as of the date hereof (an “ESSA Voting Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which each such director or executive officer has agreed, among other things, to vote all shares of ESSA Stock (as defined herein) owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such agreement;

WHEREAS, as a material inducement to ESSA to enter into this Agreement, each of the directors and certain executive officers of CNB set forth on CNB Disclosure Schedule 6.03(c) has entered into a voting agreement with ESSA dated as of the date hereof (a “CNB Voting Agreement”), substantially in the form attached hereto as Exhibit B, pursuant to which each such director or executive officer has agreed, among other things, to vote all shares of CNB Stock owned by such person in favor of the CNB Share Issuance, upon the terms and subject to the conditions set forth in such agreement;

WHEREAS, for United States federal income tax purposes, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and the regulations and formal guidance issued thereunder (the “Code”), and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 Terms of the Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, ESSA shall merge with and into CNB, and CNB shall be the surviving entity (hereinafter sometimes referred to as the “Surviving Corporation”). Immediately thereafter, pursuant to the Plan of Bank Merger described in the following sentence, ESSA Bank shall merge with and into CNB Bank, and CNB Bank shall be the surviving entity (hereinafter sometimes referred to as the “Surviving Bank”) and shall continue to be governed by the laws of the Commonwealth of Pennsylvania. As soon as practicable after the execution of this Agreement, CNB will cause CNB Bank to, and ESSA will cause ESSA Bank to, execute and deliver a Plan of Bank Merger substantially in the form attached to this Agreement as Exhibit C. As part of the Merger, shares of ESSA Stock shall, at the Effective Time, be converted into the right to receive the Merger Consideration pursuant to the terms of Article II.

Section 1.02 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354, 361 and 368 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. CNB and ESSA each hereby agree to deliver a certificate substantially in compliance with IRS-published advance ruling guidelines, with customary exceptions and modifications thereto, to enable its counsel to deliver the legal opinions contemplated by Section 6.01(e).

Section 1.03 Name of the Surviving Corporation and the Surviving Bank. The name of the Surviving Corporation shall be “CNB Financial Corporation.” The name of the Surviving Bank shall be “CNB Bank.”

Section 1.04 Articles of Incorporation and Bylaws of the Surviving Corporation; Articles of Incorporation and Bylaws of the Surviving Bank. The articles of incorporation and bylaws of the Surviving Corporation upon consummation of the Merger shall be the Third Amended and Restated Articles of Incorporation and the Third Amended and Restated Bylaws of CNB as in effect immediately prior to consummation of the Merger. The articles of incorporation and bylaws of the Surviving Bank upon consummation of the Bank Merger shall be the Articles of Incorporation and the Bylaws of CNB Bank as in effect immediately prior to consummation of the Bank Merger.

Section 1.05 Directors and Officers of the Surviving Corporation and the Surviving Bank.

(a) At the Effective Time, the directors of the Surviving Corporation immediately prior to the Effective Time shall continue to be the directors of the Surviving Corporation, provided that, prior to the Effective Time, the CNB Board shall take such actions as to cause the number of directors constituting the board of directors of the Surviving Corporation immediately after the Effective Time to be increased by three (3) directors, with such new director vacancies to be filled by Gary S. Olson, Robert C. Selig, Jr. and Daniel J. Henning (or, in the event any of such individuals is unavailable, such other person(s) as mutually agreed upon by ESSA and CNB), subject to CNB’s customary background screening and evaluation procedures for potential directors (the “New Board Members”). The CNB Board shall appoint the New Board Members to the board of directors of the Surviving Corporation in accordance with applicable laws and regulations and CNB’s Third Amended and Restated

Articles of Incorporation and Third Amended and Restated Bylaws; provided that the CNB Board shall take all actions necessary to waive or amend the mandatory retirement age set forth in CNB’s Third Amended and Restated Bylaws. The CNB Board shall appoint each of the New Board Members for a term to expire at the next annual meeting of the shareholders of CNB and, at such annual shareholder meeting, the CNB Board shall nominate and recommend to CNB’s shareholders each of the New Board Members for election to the CNB Board to serve the following terms: (i) in the case of Mr. Olson, a three-year term, (ii) in the case of Mr. Henning, a two-year term and (iii) in the case of Mr. Selig, a one-year term. Each of the directors of the Surviving Corporation immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the Third Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws of the Surviving Corporation.

(b) At the effective time of the Bank Merger (the “Bank Merger Effective Time”), the directors of the Surviving Bank immediately prior to the Bank Merger Effective Time shall continue to be the directors of the Surviving Bank, provided that, prior to the Effective Time, the CNB Bank Board shall take such actions as to cause the number of directors constituting the board of directors of the Surviving Bank immediately following the Bank Merger Effective Time to be increased by three (3) directors, with such new director vacancies to be filled by the New Board Members. The CNB Bank Board shall appoint the New Board Members to the board of directors of the Surviving Bank in accordance with applicable laws and regulations and CNB Bank’s Articles of Incorporation and Bylaws; provided that the CNB Bank Board shall take all actions necessary to waive or amend the mandatory retirement age set forth in CNB Bank’s Bylaws. The CNB Bank Board shall appoint each of the New Board Members for a term to expire at the next annual meeting of the shareholders of CNB Bank and, at such annual shareholder meeting, the CNB Bank Board shall nominate and recommend to CNB Bank’s sole shareholder, CNB, and CNB shall vote to approve, each of the New Board Members for election to the CNB Bank Board to serve the following terms: (i) in the case of Mr. Olson, a three-year term, (ii) in the case of Mr. Henning, a two-year term and (iii) in the case of Mr. Selig, a one-year term. Each of the directors of the Surviving Bank immediately after the Bank Merger Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank.

(c) At the Effective Time, the officers of the Surviving Corporation shall consist of the officers of the Surviving Corporation in office immediately prior to the Effective Time. At the Bank Merger Effective Time, the officers of the Surviving Bank shall consist of the officers of the Surviving Bank in office immediately prior to the Bank Merger Effective Time.

Section 1.06 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided under applicable provisions of the Pennsylvania Business Corporation Law of 1988 (the “BCL”) and the regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of ESSA shall cease and all of the rights, privileges, powers, franchises, properties, assets, debts, liabilities, obligations, restrictions, disabilities and duties of ESSA shall be vested in and assumed by CNB.

Section 1.07 Effective Date and Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, CNB will make all such filings as may be required by applicable laws and regulations to consummate the Merger. On the Closing Date, which shall take place not more than three (3) Business Days following the receipt of all necessary regulatory, governmental and shareholder approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates and other instruments and documents to be delivered at the Closing), or on such other date as the parties shall mutually agree to, CNB and ESSA shall file a statement of merger with the Department of State of the Commonwealth of Pennsylvania in accordance with the BCL. The effective date of such filings is herein called the “Effective Date,” and the “Effective Time” of the Merger shall be as specified in such filing.

(b) The closing (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures immediately prior to the Effective Time at 10:00 a.m., Eastern time, or in person at the principal offices of Hogan Lovells US LLP in Washington, D.C., or such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the “Closing Date”). At the Closing, there shall be delivered to CNB and ESSA the certificates and other documents required to be delivered under Article VI hereof.

Section 1.08 Alternative Structure. CNB may, at any time prior to the Effective Time, change the method of effecting the combination of CNB and ESSA, and CNB Bank and ESSA Bank, respectively, (including the provisions of this Article I) if and to the extent it deems such change to be reasonably necessary, appropriate or desirable; provided, however, that no such change shall (a) alter or change the Merger Consideration; (b) adversely affect the tax treatment of ESSA’s shareholders pursuant to this Agreement; (c) adversely affect the tax treatment of CNB or ESSA pursuant to this Agreement; or (d) be reasonably likely to materially impede or delay consummation of the transactions contemplated by this Agreement. In the event CNB makes such a change, ESSA agrees to execute an appropriate amendment to this Agreement in order to reflect such change.

Section 1.09 Additional Actions. If, at any time after the Effective Time, CNB shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in CNB its right, title or interest in, to or under any of the rights, properties or assets of ESSA or ESSA Bank, or (b) otherwise carry out the purposes of this Agreement, ESSA, ESSA Bank and their respective officers and directors shall be deemed to have granted to CNB an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in CNB or CNB Bank its right, title or interest in, to or under any of the rights, properties or assets of ESSA or ESSA Bank or (ii) otherwise carry out the purposes of this Agreement, and the officers and directors of CNB or CNB Bank are authorized in the name of ESSA or ESSA Bank or otherwise to take any and all such action.

Section 1.10 Absence of Control. It is the intent of the parties to this Agreement that neither CNB or CNB Bank, by reason of this Agreement or the Plan of Bank Merger, shall (until consummation of the transactions contemplated herein) control, directly or indirectly, ESSA or ESSA Bank and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of ESSA or ESSA Bank.

ARTICLE II

CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration.

(a) Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(i) Each share of CNB Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

(ii) Each share of ESSA Stock issued and outstanding immediately prior to the Effective Time (other than shares of ESSA Stock to be cancelled pursuant to Section 2.01(b) or shares of ESSA Restricted Stock, which shall instead be subject to the treatment set forth in Section 2.07(a)) shall become and be converted into the right to receive 0.8547 (the “Exchange Ratio”) shares of CNB Stock (the “Merger Consideration”).

(b) At the Effective Time, all shares of ESSA Stock that are owned by ESSA as treasury stock and all shares of ESSA Stock that are owned directly or indirectly by CNB or ESSA, including any shares of ESSA Stock held by CNB or ESSA or any of their respective Subsidiaries in respect of a debt previously contracted, other than shares that are held by CNB or ESSA, if any, in a fiduciary capacity, shall be canceled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor. All shares of CNB Stock that are owned by ESSA shall become treasury stock of CNB.

Section 2.02 Rights as Shareholders; Stock Transfers. All shares of ESSA Stock, when converted as provided in Section 2.01(a)(ii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing such shares of ESSA Stock (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of ESSA Stock) shall thereafter represent only the right to receive for each such share of ESSA Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of CNB Stock in accordance with Section 2.03(f). At the Effective Time, holders of ESSA Stock shall cease to be, and shall have no rights as, shareholders of ESSA other than the right to receive the Merger Consideration and cash in lieu of fractional shares of CNB Stock as provided under this Article II. After the Effective Time, there shall be no transfers of shares of ESSA Stock on the stock transfer books of ESSA.

Section 2.03 Exchange Procedures.

(a) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a Certificate surrendered pursuant to Section 2.03(c) is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, as applicable, and the Person requesting such payment shall inform the Exchange Agent, pursuant to an agreement entered into prior to Closing, whether any transfer or other similar Taxes are required as a result of such payment to a Person other than the registered holder of such Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the Merger Consideration (including cash in lieu of fractional shares of CNB Stock) otherwise payable pursuant to this Agreement to the designated Person other than the registered holder, such amounts as the Exchange Agent determines are necessary based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the twelve (12) month anniversary of the Effective Time, CNB) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of CNB Stock) otherwise payable pursuant to this Agreement to any holder of ESSA Stock such amounts as the Exchange Agent or CNB, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are withheld by the Exchange Agent or CNB, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of ESSA Stock in respect of whom such deduction and withholding was made by the Exchange Agent or CNB, as the case may be.

(b) At least one (1) Business Day prior to the Effective Time, CNB shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of ESSA Stock pursuant to this Article II (i) certificates, or at CNB’s option, evidence of shares in book-entry form, representing the shares of CNB Stock, sufficient to pay the aggregate Merger Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of CNB Stock, each to be given to the holders of ESSA Stock in exchange for Certificates pursuant to this Article II. Until the twelve (12) month anniversary of the Effective Time, CNB shall make available on a timely basis or cause to be made available to the Exchange Agent the following: (i) certificates, or at CNB’s option, evidence of shares in book-entry form, representing the shares of CNB Stock, sufficient to pay the aggregate Merger Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of CNB Stock, each to be given to the holders of ESSA Stock in exchange for Certificates pursuant to this Article II. Upon such twelve (12) month anniversary, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to CNB. Any holder of Certificates who has not theretofore exchanged his or her Certificates for the Merger Consideration pursuant to this Article II or who has not theretofore submitted a letter of transmittal, if required, shall thereafter be entitled to look exclusively to CNB, and only as a general creditor thereof, for the Merger Consideration, as applicable, to which he or she may be entitled upon exchange of such Certificates pursuant to this Article II. If outstanding Certificates are not surrendered, or the payment for the Certificates is not claimed prior to the date on which such payment would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of CNB (and to the extent not in its possession shall be delivered to it), free and clear of all Liens of any Person previously entitled to such property. Neither the Exchange Agent nor any of the parties hereto shall be liable to any holder of ESSA Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. CNB and the Exchange Agent shall be entitled to rely upon the stock transfer books of ESSA to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.

(c) Promptly after the Effective Time but no later than five (5) business days after the Closing Date, CNB shall cause the Exchange Agent to mail or deliver to each Person who was, immediately prior to the Effective Time, a holder of record of ESSA Stock a notice advising such holders of the effectiveness of the Merger, including a letter of transmittal in a form reasonably satisfactory to CNB and ESSA containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon with respect to shares evidenced by Certificates, proper delivery to the Exchange Agent of such Certificates and the transmittal materials, duly, completely and validly executed in accordance with the instructions thereto. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall promptly be provided in exchange therefor, but in no event later than five (5) Business Days after due surrender, (x) a certificate, or at the election of CNB, a statement reflecting shares issued in book-entry form, representing the number of whole shares of CNB Stock that such holder is entitled pursuant to this Article II, and (y) a check in the amount equal to the sum of (A) any cash in lieu of fractional shares pursuant to Section 2.03(f) and (B) any dividends or other distributions that such holder is entitled pursuant to Section 2.03(e), and the Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Certificates.

(d) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by CNB or the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, CNB shall cause the Exchange Agent to issue the Merger Consideration deliverable to such Person, and any cash, unpaid dividends or other distributions that would be payable or deliverable to such Person, in respect of the shares of ESSA Stock represented by such lost, stolen or destroyed Certificate.

(e) No dividends or other distributions with respect to CNB Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of CNB Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (f) below, and all such dividends, other distributions and cash in lieu of fractional shares of CNB Stock shall be paid by CNB to the Exchange Agent, in each case until the surrender of such Certificate in accordance with this Section 2.03. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the whole shares of CNB Stock issued in exchange therefor, without interest, (i) at the time of such surrender, in addition to the Merger Consideration, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of CNB Stock and the amount of any cash payable in lieu of a fractional share of CNB Stock to which such holder is entitled pursuant to subsection (f), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of CNB Stock. CNB shall make available to the Exchange Agent cash for these purposes, if necessary.

(f) Notwithstanding any other provision hereof, no fractional shares of CNB Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; no dividend or distribution by CNB shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any other rights as a stockholder of CNB. In lieu of any such fractional shares, CNB shall pay to each holder of a fractional share of CNB Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices during the regular session of CNB Stock as reported on NASDAQ for the five (5) consecutive trading days ending on the third (3rd) Business Day immediately prior to the Closing Date, rounded to the nearest whole cent (the “CNB Measurement Price”).

(g) CNB, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the issuance and delivery of shares of CNB Stock into which shares of ESSA Stock are converted in the Merger and (ii) the method of payment of cash in lieu of fractional shares of CNB Stock.

Section 2.04 Anti-Dilution Provisions. In the event CNB or ESSA changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of CNB Stock or ESSA Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding CNB Stock or ESSA Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made with regard to CNB Stock if (a) CNB issues additional shares of CNB Stock and receives consideration for such shares in a bona fide third party transaction, (b) CNB issues additional shares of CNB Stock under the CNB Financial Corporation 2019 Omnibus Incentive Plan, or (c) CNB issues employee, director or other key service provider stock grants or similar equity awards or shares of CNB Stock upon the exercise or settlement thereof.

Section 2.05 Reservation of Shares. Effective upon the date of this Agreement, CNB shall reserve for issuance a sufficient number of shares of CNB Stock for the purpose of issuing shares of CNB Stock to ESSA shareholders in accordance with this Article II.

Section 2.06 Listing of Additional Shares. Prior to the Effective Time, CNB shall notify NASDAQ of the additional shares of CNB Stock to be issued by CNB in exchange for the shares of ESSA Stock.

Section 2.07 Treatment of Equity Awards and Cash-Settled Awards.

(a) Treatment of Restricted Stock Awards. Immediately prior to the Effective Time, any vesting or other forfeiture restrictions on each share of ESSA Stock subject to a substantial risk of forfeiture (“ESSA Restricted Stock”) outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest and shall be converted into, and become exchanged for the Merger Consideration within five (5) Business Days after the Effective Time, less applicable Taxes required to be withheld, if any, with respect to such vesting, and shall be treated as an issued and outstanding share of ESSA Stock for the purposes of this Agreement. For the avoidance of doubt, CNB shall not assume any ESSA Restricted Stock.

(b) Treatment of Performance Based Cash-Settled Awards. Immediately prior to the Effective Time, any vesting or other forfeiture restrictions applicable to each outstanding performance-based cash settled award (“ESSA Cash-Settled Award”) outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter, and shall be paid in cash within five (5) Business Days after the Effective Time, less applicable Taxes required to be withheld, if any, with respect to such vesting and payment.

(c) Additional Actions. Prior to the Effective Time, ESSA shall take all actions that may be necessary or required (under any ESSA Equity Plan, any applicable law, the applicable award agreements or otherwise) (i) to effectuate the provisions of this Section 2.07, (ii) to terminate each ESSA Equity Plan as of the Effective Time without any further obligation or liability, and (iii) to ensure that, from and after the Effective Time, holders of ESSA Restricted Stock and ESSA Cash-Settled Awards, as applicable, shall have no rights with respect thereto other than those rights specifically provided in this Section 2.07.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ESSA AND ESSA BANK

As a material inducement to CNB to enter into this Agreement and to consummate the transactions contemplated hereby, ESSA and ESSA Bank hereby make to CNB and CNB Bank the representations and warranties contained in this Article III, provided, however, that neither ESSA nor ESSA Bank shall be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article III, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect qualification or exception contained in any representation or warranty). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.04(a) and (b) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Section 3.02, 3.05, 3.06, 3.07, 3.13(a), 3.15, and 3.27 shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.10(a) shall be deemed untrue and incorrect if not true and correct in all respects.

Section 3.01 Making of Representations and Warranties. Except as set forth in the ESSA Disclosure Schedules or the ESSA SEC Documents, and subject to the preceding introductory paragraph of this Article III, each of ESSA and ESSA Bank hereby represents and warrants to CNB and CNB Bank that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date, except as to any representation or warranty that specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 3.02 Organization, Standing and Authority of ESSA. ESSA is a Pennsylvania corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). ESSA is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ESSA. The Articles of Incorporation and the Bylaws of ESSA, copies of which have been made available to CNB, are true, complete and correct copies of such documents and are in full force and effect as of the date of this Agreement.

Section 3.03 Organization, Standing and Authority of ESSA Bank. ESSA Bank is a Pennsylvania-chartered savings bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. ESSA Bank’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by

ESSA Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of ESSA, threatened. ESSA Bank’s primary federal bank regulator is the FDIC. ESSA Bank is a member in good standing of the FHLBP and, as of September 30, 2024, owns the requisite amount of stock of the FHLBP as set forth on ESSA Disclosure Schedule 3.03. The Articles of Incorporation and Bylaws of ESSA Bank, copies of which have been made available to CNB, are true, complete and correct copies of such documents and are in full force and effect as of the date of this Agreement.

Section 3.04 ESSA and ESSA Bank Capital Stock.

(a) The authorized capital stock of ESSA consists of 40,000,000 shares of common stock, par value $0.01 per share, of which 18,133,095 shares (including 55,332 shares of ESSA Restricted Stock) are issued and 10,154,664 shares are outstanding as of the date hereof (“ESSA Stock”), and 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued or outstanding as of the date hereof. As of the date hereof, there are 7,978,431 shares of ESSA Stock held in treasury by ESSA. The outstanding shares of ESSA Stock have been duly authorized and validly issued, and are fully paid, and non-assessable. ESSA does not have any Rights issued or outstanding with respect to ESSA Stock and ESSA does not have any commitment to authorize, issue or sell any ESSA Stock or Rights. As of the date hereof, 1,009,679 shares of ESSA Stock are held by the ESSA Bank ESOP and 163,312 shares of ESSA Stock are held by the ESSA 401(k) Plan trust.

(b) The authorized capital stock of ESSA Bank consists of 40,000,000 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding as of the date hereof (“ESSA Bank Stock”), and 10,000,000 shares of preferred stock, par value $0.01 per shares, of which no shares are issued or outstanding as of the date hereof. The outstanding shares of ESSA Bank Stock have been duly authorized and validly issued, are fully paid and non-assessable, are owned by ESSA free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and were not issued in violation of any preemptive rights. ESSA Bank does not have any Rights issued or outstanding with respect to ESSA Bank Stock and ESSA Bank does not have any commitment to authorize, issue or sell any ESSA Bank Stock or Rights.

(c) ESSA Disclosure Schedule 3.04(c) contains a list setting forth, as of the date of this Agreement, with respect to each outstanding share of ESSA Restricted Stock, (i) the name of the holder of such ESSA Restricted Stock, (ii) whether the holder is a current or former employee, director or other individual service provider of ESSA or any of its Subsidiaries, (iii) the number of shares of ESSA Stock covered by such ESSA Restricted Stock award, (iv) the date of grant of such ESSA Restricted Stock award, (v) the vesting schedule applicable to such ESSA Restricted Stock, including whether such ESSA Restricted Stock is subject to accelerated vesting in connection with the consummation of the transactions contemplated hereby, (vi) the applicable ESSA Equity Plan under which such ESSA Restricted Stock was granted, and (vii) whether the holder has made an 83(b) election with respect to such ESSA Restricted Stock award.

(d) ESSA Disclosure Schedule 3.04(d) contains a list setting forth, as of the date of this Agreement, with respect to each ESSA Cash-Settled Award, (i) the name of the holder of such ESSA Cash-Settled Award, (ii) whether the holder is a current or former employee, director or other individual service provider of ESSA or any of its Subsidiaries, (iii) the amount payable with respect to such ESSA Cash-Settled Award (both at target level and maximum level), (iv) the date of grant of such ESSA Cash-Settled Award, (v) the vesting schedule applicable to such ESSA Cash-Settled Award, and (vi) the applicable ESSA Equity Plan under which such Cash-Settled Award was granted.

Section 3.05 Subsidiaries. Except as set forth on ESSA Disclosure Schedule 3.05, ESSA does not, directly or indirectly, own or control any Affiliate. Except as disclosed on ESSA Disclosure Schedule 3.05, ESSA does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by ESSA has not been conducted through any other direct or indirect Subsidiary or Affiliate of ESSA. No such equity investment identified in ESSA Disclosure Schedule 3.05 is prohibited by applicable federal or state laws and regulations.

Section 3.06 Corporate Power; Minute Books. Each of ESSA and ESSA Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of ESSA and ESSA Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of ESSA’s shareholders of this Agreement. To the extent that either ESSA or ESSA Bank exercises trust powers or acts as a fiduciary, it holds all required approvals of the PADOBS or the FDIC. The minute books of ESSA contain true, complete and accurate records, in all material respects, of all meetings and other corporate actions held or taken by shareholders of ESSA and the ESSA Board (including committees of the ESSA Board). The minute books of ESSA Bank contain true, complete and accurate records, in all material respects, of all meetings and other corporate actions held or taken by shareholders of ESSA Bank and the ESSA Bank Board (including committees of the ESSA Bank Board).

Section 3.07 Execution and Delivery. Subject to the approval of this Agreement by the shareholders of ESSA, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of ESSA, the ESSA Board, ESSA Bank and the ESSA Bank Board on or prior to the date hereof. The ESSA Board has directed that this Agreement be submitted to ESSA’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of ESSA Stock entitled to vote thereon, no other vote of the shareholders of ESSA is required by law, the Articles of Incorporation or the Bylaws of ESSA or otherwise to approve this Agreement and the transactions contemplated hereby. Each of ESSA and ESSA Bank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by CNB and CNB Bank, this Agreement is a valid and legally binding obligation of ESSA and ESSA Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.08 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by ESSA or any of its Subsidiaries in connection with the execution, delivery or performance by ESSA or ESSA Bank of this Agreement or to consummate the transactions contemplated hereby, except for (i) filings of applications, notices or waiver requests, and consents, approvals or waivers described in Section 4.08(b), (ii) the filing of an appropriate notice of the Merger with the United States in accordance with paragraph 56 of the Consent Order, and the agreement of CNB Bank in accordance with paragraph 59 of the Consent Order, and (iii) the approval of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of ESSA Stock. As of the date hereof, ESSA has no Knowledge of any reason why the approvals set forth above and referred to in Section 6.01(a) will not be received in a timely manner.

(b) Subject to receipt of the consents, approvals and waivers and the making of the filings referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by ESSA and ESSA Bank, as applicable, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Incorporation and the Bylaws of ESSA (or similar governing documents) or similar governing documents of any of its Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to ESSA or any of its Subsidiaries, or any of its properties or assets, or (iii) except as set forth in ESSA Disclosure Schedule 3.08(b), violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of ESSA or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which ESSA or any of its

Subsidiaries is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii), for such violations, conflicts, breaches, defaults or termination or cancellation rights which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ESSA or ESSA Bank.

Section 3.09 Financial Statements; SEC Documents.

(a) ESSA has previously made available to CNB copies of the ESSA Financial Statements. The ESSA Financial Statements (including the related notes, where applicable) fairly present in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the operations and financial position of ESSA and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of ESSA have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. S.R. Snodgrass, P.C. has not resigned or been dismissed as independent public accountants of ESSA as a result of or in connection with any disagreements with ESSA on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) ESSA’s Annual Report on Form 10-K, as amended through the date of this Agreement, for the fiscal year ended September 30, 2024 (the “ESSA 2024 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by ESSA or any of its Subsidiaries subsequent to October 1, 2024, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “ESSA SEC Documents”), with the Securities and Exchange Commission (the “SEC”), and all of the ESSA SEC Documents filed with the SEC after the date of this Agreement, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of ESSA and its Subsidiaries contained in the ESSA 2024 Form 10-K and, except for liabilities reflected in ESSA SEC Documents filed prior to the date of this Agreement or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since September 30, 2024, neither ESSA nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(c) ESSA and each of its Subsidiaries, officers and directors are in compliance with, and have complied in all material respects, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act, and (2) the applicable listing and corporate governance rules and regulations of NASDAQ. ESSA (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the ESSA Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect ESSA’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ESSA’s internal control over financial reporting.

Section 3.10 Absence of Certain Changes or Events.

(a) Since September 30, 2024, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on ESSA.

(b) Except as set forth in ESSA Disclosure Schedule 3.10(b), since September 30, 2024, each of ESSA and its Subsidiaries has carried on its business only in the ordinary and usual course of business consistent with its past practices (except for actions in connection with the transactions contemplated by this Agreement).

(c) Except as set forth in ESSA Disclosure Schedule 3.10(c), since September 30, 2024, none of ESSA or any of its Subsidiaries has (i) except as set forth on ESSA Disclosure Schedule 3.04(c), (A), increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any current or former employee, director or other individual service provider from the amount thereof in effect as of September 30, 2024, or (B) except as disclosed in the ESSA SEC Documents, granted any severance, termination pay, bonus, retention bonus, or change in control benefits, entered into any contract to make or grant any severance, termination pay, bonus, retention bonus, or change in control benefits, or paid any bonus or retention bonus, or (C) adopted, amended or terminated any ESSA Benefit Plan, (ii) except as set forth on ESSA Disclosure Schedule 3.04(c), granted any ESSA Restricted Stock, (iii) except as disclosed in the ESSA SEC Documents, declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of ESSA’s capital stock, (iv) effected or authorized any split, combination or reclassification of any of ESSA’s capital stock or any issuance or issued any other securities in respect of, in lieu of or in substitution for shares of ESSA’s capital stock, (v) except as disclosed in the ESSA SEC Documents, changed any accounting methods (or underlying assumptions), principles or practices of ESSA affecting its assets, liabilities or business, including without limitation, any reserving, renewal or residual method, practice or policy, (vi) made any tax election by ESSA or any settlement or compromise of any income tax liability by ESSA, (vii) made any material change in ESSA’s policies and procedures in connection with underwriting standards, origination, purchase and sale procedures or hedging activities with respect to any Loans, (viii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (ix) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, (x) had any union organizing activities or (xi) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

Section 3.11 Regulatory Matters.

(a) Each of ESSA and its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2022 with any Governmental Authority, including, without limitation, any reports or other submissions required under any agreement or order with a Governmental Authority disclosed in ESSA Disclosure Schedule 3.11, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business of ESSA, and except as set forth in ESSA Disclosure Schedule 3.11, no Governmental Authority has initiated any proceeding, or to the Knowledge of ESSA, investigation into the business or operations of ESSA or any of its Subsidiaries, since January 1, 2022. There is no unresolved violation or matter requiring attention issued by any Governmental Authority in connection with any report or statement relating to any examinations of ESSA Bank, except as set forth in ESSA Disclosure Schedule 3.11. Each of ESSA and ESSA Bank is “well-capitalized” as defined in applicable laws and regulations, and ESSA Bank has a Community Reinvestment Act of 1977, as amended (the “Community Reinvestment Act”), rating of “satisfactory” or better.

(b) Since January 1, 2022, ESSA has timely filed with the SEC and NASDAQ all documents required by the Securities Act and the Exchange Act and such documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Act and the Exchange Act.

(c) Other than as set forth in ESSA Disclosure Schedule 3.11, neither ESSA, ESSA Bank, nor any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter (each a “Regulatory Order”) from any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities institutions or engaged in the insurance of deposits (including, without limitation, the PADOBS, the FDIC and the FRB) or the supervision or regulation of it. Neither ESSA nor ESSA Bank has been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

(d) Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 3.11 is subject to the limitations of Section 8.10(b) hereof.

Section 3.12 Legal Proceedings; Regulatory Action.

(a) Other than as set forth in ESSA Disclosure Schedule 3.12(a), (i) there are no pending or, to ESSA’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions against, or governmental or regulatory investigations of, ESSA or any of its Subsidiaries and (ii) to ESSA’s Knowledge, there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Neither ESSA nor ESSA Bank is a party to any, nor are there any pending or, to ESSA’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against ESSA or ESSA Bank in which, to the Knowledge of ESSA, there is a reasonable probability of any material recovery against or a Material Adverse Effect on ESSA or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c) Except as set forth in ESSA Disclosure Schedule 3.12(c), there is no injunction, order, judgment or decree imposed upon ESSA or any of its Subsidiaries, or their respective assets, and no such action has been threatened against ESSA or any of its Subsidiaries.

(d) Other than as set forth in ESSA Disclosure Schedule 3.12(d), none of ESSA or any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated banks or financial holding companies or their subsidiaries.

(e) Neither ESSA nor ESSA Bank has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting), any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

(f) Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 3.12 is subject to the limitations of Section 8.10(b) hereof.

Section 3.13 Compliance with Laws.

(a) Each of ESSA and its Subsidiaries is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Investment Company Act of 1940, as amended, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, and all other applicable fair lending and fair housing laws or other laws relating to discrimination.

(b) Each of ESSA and its Subsidiaries has all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ESSA or its Subsidiaries; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to ESSA’s Knowledge, no suspension or cancellation of any of them is threatened.

(c) Except as set forth in ESSA Disclosure Schedule 3.13(c), none of ESSA or any Subsidiary has received, since January 1, 2022, any notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to ESSA’s Knowledge, do any grounds for any of the foregoing exist).

(d) Since January 1, 2022, ESSA has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in all material respects in compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collection Practices Act and other federal, state, local and foreign laws regulating lending (collectively, “Finance Laws”), and with all applicable origination, servicing and collection practices, as established by ESSA or ESSA Bank, with respect to any loan or credit extension by such entity. In addition, other than as set forth in ESSA Disclosure Schedule 3.13(d), there is no pending or, to the Knowledge of ESSA, threatened charge by any Governmental Authority that ESSA has violated, nor any pending or, to ESSA’s Knowledge, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

(e) Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 3.13 is subject to the limitations of Section 8.10(b) hereof.

Section 3.14 Material Contracts; Defaults.

(a) Other than as set forth in ESSA Disclosure Schedule 3.14 or as filed with the ESSA SEC Documents, none of ESSA or any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment or service of any current or former employees, or directors of ESSA or any of its Subsidiaries; (ii) which would entitle any current or former employee, director, other individual service provider or agent of ESSA or any of its Subsidiaries to indemnification from ESSA or such Subsidiaries; (iii) any agreement, arrangement, or commitment (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement would result in any acceleration of vesting, payment or funding or in any payment (whether of change in control, bonus, retention bonus, severance pay or otherwise) becoming due from ESSA or any of its Subsidiaries to any current or former employee, director, or other individual service provider thereof; (iv) which is not terminable on sixty (60) days or less notice and involving the payment of more than $100,000 per annum; (v) is material to the financial condition, results of operations or business of ESSA or any of its Subsidiaries; (vi) is a Lease; or (vii) which materially restricts the conduct of any business by ESSA. ESSA has previously delivered or made available to CNB true, complete and correct copies of each such document. Each contract, arrangement, commitment or understanding of the type of described in this Section 3.14(a), whether or not set forth on ESSA Disclosure Schedule 3.14 is referred to herein as a “Material Contract.”

(b) To its Knowledge, neither ESSA nor any of its Subsidiaries is in default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

Section 3.15 Brokers. Neither ESSA nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that ESSA has engaged, and will pay a fee or commission to, PNC FIG Advisory, part of PNC Capital Markets LLC. A true, complete and correct copy of the engagement letter with PNC FIG Advisory, part of PNC Capital Markets LLC has been provided to CNB.

Section 3.16 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, programs, policies or arrangements maintained, sponsored or contributed to by ESSA, ESSA Bank, or any of their Subsidiaries, or with respect to which ESSA, ESSA Bank or any of their Subsidiaries has any liability, whether actual or contingent, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based compensation, supplemental retirement, employment, consulting, termination, severance, change in control, separation, retention, incentive, bonus, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, flexible spending, vacation, paid time off or perquisite plans, contracts, programs, policies or arrangements, in each case, whether written or unwritten (the “ESSA Benefit Plans”), are identified in ESSA Disclosure Schedule 3.16(a). ESSA or ESSA Bank has delivered or made available to CNB a copy of each ESSA Benefit Plan (or a written description of the material provisions of each unwritten ESSA Benefit Plan) and, with respect thereto, as applicable, (i) all amendments, currently effective trust (or other funding vehicle) agreements and insurance contracts, (ii) the most recent summary plan description (and all summaries of material modifications thereto), (iii) the most recent actuarial report (or other financial statement relating to such ESSA Benefit Plan), (iv) the three (3) most recently filed Forms 5500 (with all schedules and attachments), (v) the most recent determination (or, if applicable, opinion or advisory) letter from the IRS and (vi) all material correspondence to or from a Governmental Authority during the past three (3) years.

(b) Each ESSA Benefit Plan has been maintained and administered in material compliance with its terms and applicable law, including, without limitation, ERISA and the Code. Each ESSA Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (an “ESSA Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination (or, if applicable, opinion or advisory) letter from the IRS, and to the Knowledge of ESSA, there are no circumstances reasonably likely to result in revocation of any such favorable determination (or, if applicable, opinion or advisory) letter or the loss of the qualification of such ESSA Pension Plan under Section 401(a) of the Code. There is no pending or, to ESSA’s Knowledge, threatened claim, action, suit, litigation, proceeding, arbitration, mediation, investigation or audit relating to the ESSA Benefit Plans (other than routine claims for benefits in the normal course). Neither ESSA, ESSA Bank nor any of their Subsidiaries has engaged in any transaction with respect to any ESSA Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject ESSA, ESSA Bank or any of their Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. No ESSA Pension Plan which is a defined benefit plan subject to minimum funding requirements (each a “Single Employer Plan”) has an “accumulated funding deficiency,” whether or not waived, or is subject to a lien for unpaid contributions under Section 303(k) of ERISA or Section 430(k) of the Code. No Single Employer Plan has an “adjusted funding target attainment percentage,” as defined in Section 436 of the Code, less than eighty percent (80%). No Single Employer Plan has had any action initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan nor has any “reportable event,” as defined in Section 4043 of ERISA, with respect to which the reporting requirement has not been waived has occurred with respect to any such plan.

(c) Except as set forth on ESSA Disclosure Schedule 3.16(c), neither ESSA, ESSA Bank, any of their Subsidiaries nor any entity which is considered to be one employer with ESSA, ESSA Bank or any of their Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (collectively, the “ESSA ERISA Group”) maintains, sponsors, participates in or contributes to (or has any obligation to contribute to), or has ever maintained, sponsored, participated in or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to any plan (i) subject to Title IV of ERISA, including any “multiemployer plan,” as defined in Section 3(37) of ERISA, or subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, or (ii) that invests in employer securities. The ESSA ERISA Group has not (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA or related provisions of the Code or applicable law relating to any ESSA Benefit Plan; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA; or (iv) incurred taxes under Section 4971 of the Code with respect to any ESSA Benefit Plan. None of the ESSA Benefit Plans is a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or a “funded welfare plan” (within the meaning of Section 419 of the Code).

(d) All contributions, payments, premiums and other obligations required to be made under the terms of any ESSA Benefit Plan or an agreement with any current or former employees of ESSA, ESSA Bank, or any of their Subsidiaries (collectively “ESSA Employees”) have been timely made or have been accurately reflected on the financial statements of ESSA. All such contributions and premiums have been fully deducted for income tax purposes, and no such deduction has been challenged or disallowed by any Governmental Authority, and no event has occurred and no condition or circumstance has existed that could give rise to any such challenge or disallowance.

(e) Other than as identified in ESSA Disclosure Schedule 3.16(e), neither ESSA, ESSA Bank nor any of their Subsidiaries has any obligations to provide or fund retiree health, life insurance or similar benefits, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the applicable laws of any state or locality. ESSA or ESSA Bank may amend or terminate any ESSA Benefit Plan identified at any time without incurring any liability thereunder.

(f) Other than as set forth in ESSA Disclosure Schedule 3.16(f), the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (either alone or together with any other event) will not (i) entitle any ESSA Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the ESSA Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the ESSA Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of ESSA or ESSA Bank, or after the consummation of the transactions contemplated hereby, CNB, the Surviving Corporation or the Surviving Bank, to merge, amend, or terminate any of the ESSA Benefit Plans, or (vi) result in payments that would not be deductible under Section 162(m) of the Code.

(g) Neither ESSA nor ESSA Bank has any obligation to compensate any current or former employee, officer, director or other service provider of ESSA, ESSA Bank or any of their Subsidiaries for excise Taxes paid pursuant to Section 4999 of the Code. ESSA Disclosure Schedule 3.16(g) contains a schedule showing the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any current or former director, officer or employee of ESSA or ESSA Bank who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any ESSA Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule.

(h) ESSA, ESSA Bank, each of their Subsidiaries and each ESSA Benefit Plan are in material compliance with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued under each of the foregoing.

(i) Each ESSA Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) and any deferral elections thereunder are in documentary compliance with and have been maintained and operated in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. Neither ESSA, ESSA Bank nor any of their Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any current or former officer, director, employee or service provider of ESSA, ESSA Bank or any of their Subsidiaries for any Taxes incurred by such individual pursuant to Section 409A of the Code.

Section 3.17 Labor Matters.

(a) None of ESSA or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is ESSA or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel ESSA or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to ESSA’s Knowledge, threatened, nor is ESSA or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) ESSA and each of its Subsidiaries is in material compliance with all applicable laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters.

(c) ESSA and each of its Subsidiaries has paid in full to all of its employees or adequately accrued in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees. ESSA and each of its Subsidiaries has properly classified all of its service providers as either employees or independent contractors and as exempt or non-exempt for all purposes (including for purposes of the ESSA Benefit Plans), if applicable, and has made all appropriate filings in connection with services provided by, and compensation paid to, such service providers.

(d) During the preceding three (3) years, (i) neither ESSA nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the federal or applicable state WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the federal or applicable state WARN Act) in connection with ESSA or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither ESSA nor any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable law.

Section 3.18 Environmental Matters.

(a) Except as set forth in ESSA Disclosure Schedule 3.18, each property owned, leased or operated by ESSA and its Subsidiaries, to ESSA’s Knowledge, are, and since January 1, 2022 have been, in material compliance with all Environmental Laws. Neither ESSA nor any of its Subsidiaries has Knowledge of, nor has ESSA or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of ESSA or ESSA Bank with all Environmental Laws.

(b) ESSA and its Subsidiaries have obtained all material permits, licenses and authorizations that are required for its operations under all Environmental Laws.

(c) No Hazardous Substance exists on, about or within any of the owned real properties, nor to ESSA’s Knowledge have any Hazardous Substance previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of its properties. The use that ESSA or any of its Subsidiaries makes and intends to make of any of its properties shall not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance on, in or from any of those properties.

(d) There is no action, suit, proceeding, investigation, or inquiry before any Governmental Authority pending or, to ESSA’s Knowledge, threatened against ESSA or ESSA Bank relating in any way to any Environmental Law. None of ESSA or any of its Subsidiaries has a liability for remedial action under any Environmental Law. None of ESSA or any of its Subsidiaries has received any request for information by any Governmental Authority with respect to the condition, use or operation of any of its owned real properties or ESSA Loan Properties nor has ESSA or any of its Subsidiaries received any notice of any kind from any Governmental Authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law with respect to any of its owned real properties or ESSA Loan Properties.

Section 3.19 Tax Matters.

(a) ESSA and its Subsidiaries have filed all income and other material Tax Returns that they were required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by ESSA and its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of ESSA or such Subsidiary is contesting in good faith. Except as set forth in ESSA Disclosure Schedule 3.19, none of ESSA or any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and neither ESSA nor any its Subsidiaries currently has any open tax years other than those with respect to which the statute of limitations has not expired. No claim has ever been made by an authority in a jurisdiction where ESSA or any of its Subsidiaries does not file material Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of ESSA or any Subsidiary.

(b) The unpaid Taxes of ESSA and its Subsidiaries did not, as of the most recent audited consolidated balance sheet, exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the most recent audited consolidated balance sheet, and as of the Closing Date, will not exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the most recent audited consolidated balance sheet. Neither ESSA nor any of its Subsidiaries will incur any liability for Taxes from the date of the most recent audited consolidated balance sheet through the Closing Date other than in the ordinary course of business and consistent with reasonable prior practice or as a result of the transactions contemplated by this Agreement.

(c) The deferred Tax assets and liabilities of ESSA and is Subsidiaries have been recorded on the ledgers of ESSA in accordance with GAAP based on the expected future tax consequences of temporary differences between the financial reporting and Tax bases of assets and liabilities, computed using the enacted Tax rates in effect for the years in which those Tax assets or liabilities are expected to be realized. Uncertain Tax positions have been identified by ESSA and ESSA has established a valuation allowance against deferred Tax assets, if needed, to reduce the amount of such deferred Tax assets to the amount expected to be realized.

(d) Each of ESSA and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and has timely complied with all applicable information reporting requirements.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of ESSA are pending with respect to ESSA or any of its Subsidiaries. None of ESSA or any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where ESSA or any Subsidiary has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against ESSA or any of its Subsidiaries.

(f) ESSA has provided CNB with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to ESSA and its Subsidiaries for taxable periods ended September 30, 2024, 2023, 2022, 2021 and 2020. ESSA has delivered to CNB correct and complete copies of all statements of deficiencies assessed against or agreed to by ESSA or any of its Subsidiaries filed for the years ended September 30, 2024, 2023, 2022, 2021 and 2020. Each of ESSA and its Subsidiaries has timely and properly taken such actions in response to and in compliance with notices ESSA or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(g) None of ESSA or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(h) None of ESSA or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Each of ESSA and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax withing the meaning of Code Section 6662. Except as set forth in ESSA Disclosure Schedule 3.19(h), none of ESSA or any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. None of ESSA or any of its Subsidiaries (i) has been a member of any consolidated, affiliated or unitary group of corporations for any Tax purposes, or (ii) has any liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than ESSA or such Subsidiary) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i) The unpaid Taxes of ESSA and its Subsidiaries (i) did not, as of the end of the most recent period covered by ESSA’s or any of its Subsidiary’s call reports filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in ESSA’s or such Subsidiary’s call reports filed on or prior to the date hereof (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of ESSA and its Subsidiaries in filing its Tax Returns. Since the end of the most recent period covered by ESSA’s or its Subsidiaries’ call reports filed prior to the date hereof, none of ESSA or any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(j) Neither of ESSA nor any of its Subsidiaries shall be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(k) None of ESSA or any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) None of ESSA or any of its Subsidiaries has participated in a listed transaction within the meaning of Reg. Section 1.6011-4 (or any predecessor provision) and ESSA has not been notified of, or to ESSA’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Reg. Section 1.6011-4(b)(1).

(m) None of ESSA or any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Governmental Authority.

(n) None of ESSA or any of its Subsidiaries has, or to ESSA’s Knowledge has ever had, a permanent establishment in any country other than the United States, or has not engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

(o) Except as set forth on ESSA Disclosure Schedule 3.19(o), none of ESSA or any of its Subsidiaries has deferred payroll taxes or availed itself of any of the tax deferred credits or benefits pursuant to the CARES Act or otherwise taken advantage of any change in applicable legal requirements in connection with the COVID-19 pandemic that has the result of temporarily reducing (or temporarily delaying the due date of) otherwise applicable payment obligations.

Section 3.20 Investment Securities. ESSA Disclosure Schedule 3.20 sets forth the book and market value, as of September 30, 2024, of the investment securities, mortgage-backed securities and securities held for sale of ESSA and its Subsidiaries, as well as, with respect to such securities, descriptions thereof, CUSIP numbers, book values, fair values and coupon rates. Each of ESSA and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of ESSA or any Subsidiary.

Section 3.21 Derivative Transactions. All Derivative Transactions entered into by ESSA or any of its Subsidiaries were entered into in all material respects in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by ESSA and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. ESSA and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of ESSA, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. ESSA and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program.

Section 3.22 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in ESSA Disclosure Schedule 3.22(a), as of September 30, 2024, none of ESSA or any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of September 30, 2024, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of ESSA or any of its Subsidiaries, or to the Knowledge of ESSA, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. ESSA Disclosure Schedule 3.22(a) identifies (x) each Loan that as of September 30, 2024 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by ESSA or any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of ESSA that as of September 30, 2024 was classified as other real estate owned (“OREO”) and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected, and (iii) to the Knowledge of ESSA, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) The loan documents with respect to each Loan were in material compliance with applicable laws and regulations and ESSA’s or the applicable Subsidiary’s lending policies at the time of origination of such Loans and are complete and correct in all material respects.

(d) Except as set forth in ESSA Disclosure Schedule 3.22(d), none of ESSA or any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates ESSA or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of ESSA or any of its Subsidiaries.

Section 3.23 Tangible Properties and Assets.

(a) ESSA Disclosure Schedule 3.23(a) sets forth a true, correct and complete list of all real property owned by ESSA or any of its Subsidiaries. Except as set forth in ESSA Disclosure Schedule 3.23(a), and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, ESSA or the relevant Subsidiary has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, (ii) Liens incurred in the ordinary course of business or imperfections of title, easements and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of any material asset, and (iii) those described and reflected in the ESSA Financial Statements.

(b) ESSA Disclosure Schedule 3.23(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which ESSA or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and, as of the date hereof, neither ESSA nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and, to ESSA’s Knowledge, no condition exists that would constitute a termination event or a material breach by ESSA or any of its Subsidiaries of, or material default by ESSA or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease, and to ESSA’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Except as set forth on ESSA Disclosure Schedule 3.23(b), there is no pending or, to ESSA’s Knowledge, threatened proceeding, action or governmental or regulatory investigation of any nature by any Governmental Authority with respect to the real property that ESSA or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain. Each of ESSA and its Subsidiaries has paid all rents and other charges to the extent due under the Leases.

Section 3.24 Intellectual Property. ESSA Disclosure Schedule 3.24 sets forth a true, complete and correct list of all ESSA Intellectual Property owned or purported to be owned by ESSA. ESSA owns or has a valid license to use all ESSA Intellectual Property necessary to the conduct of the business of ESSA, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). ESSA Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of ESSA and its Subsidiaries as currently conducted. ESSA Intellectual Property owned by ESSA or any of its Subsidiaries, and to the Knowledge of ESSA, all other ESSA Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and none of ESSA or any of its Subsidiaries has received notice challenging the validity or enforceability of ESSA Intellectual Property. To the Knowledge of ESSA, the conduct of the business of ESSA and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of ESSA or any of its Subsidiaries to own or use any of the ESSA Intellectual Property.

Section 3.25 Fiduciary Accounts. Except as set forth in ESSA Disclosure Schedule 3.25, since January 1, 2022, each of ESSA and its Subsidiaries has properly administered all accounts for which it is or was a fiduciary, including but not limited to accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither ESSA nor any of its Subsidiaries nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.26 Insurance.

(a) ESSA Disclosure Schedule 3.26(a) identifies all of the material insurance policies, binders, or bonds currently maintained by ESSA or any of its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder. Each of ESSA and its Subsidiaries is insured, and during each of the past three (3) calendar years has been insured against such risks and in such amounts as the management of ESSA reasonably has determined to be prudent in accordance with industry practices and has maintained all insurance required by applicable laws and regulations. All the Insurance Policies are in full force and effect, none of ESSA or any of its Subsidiaries is in material default thereunder and all claims thereunder have been filed in due and timely fashion.

(b) ESSA Disclosure Schedule 3.26(b) sets forth a true, correct and complete description of all bank-owned life insurance (“BOLI”) owned by ESSA or any of its Subsidiaries, including the value of BOLI as of the end of the most recent month for which a statement is available prior to the date hereof. The value of such BOLI is fairly and accurately reflected in the ESSA Financial Statements in accordance with GAAP.

Section 3.27 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.28 Opinion of Financial Advisor. Prior to the execution of this Agreement, the ESSA Board has received the written opinion of PNC FIG Advisory, a part of PNC Capital Markets, LLC to the effect that, as of the date of such opinion, the Exchange Ratio is fair to the holders of ESSA Stock from a financial point of view.

Section 3.29 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement/Prospectus and the date of the meeting of the shareholders of ESSA to which such Joint Proxy Statement/Prospectus relates, the Joint Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to CNB and its Subsidiaries included in the Joint Proxy Statement/Prospectus.

Section 3.30 CRA, Anti-money Laundering and Customer Information Security. Neither ESSA nor ESSA Bank is a party to any agreement with any individual or group regarding CRA matters and, except as set forth in ESSA Disclosure Schedule 3.30, neither ESSA nor ESSA Bank has any Knowledge of, nor has ESSA or ESSA Bank been advised of or has any reason to believe that any facts or circumstances exist, which would cause ESSA or ESSA Bank: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by Bank Regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Chapter X), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by ESSA pursuant to 12 C.F.R. Part 208, Subpart J, Appendix D. Furthermore, the ESSA Board has adopted, and ESSA has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

Section 3.31 Transactions with Affiliates. Except as set forth in ESSA Disclosure Schedule 3.31, there are no outstanding amounts payable to or receivable from, or advances by ESSA or any of its Subsidiaries to, and neither ESSA nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning five percent (5%) or more of the outstanding ESSA Stock, director, employee or Affiliate of ESSA or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with ESSA or any of its Subsidiaries or other than in the ordinary course of ESSA Bank’s business. All transactions, agreements and relationships between ESSA and any Subsidiary and any Affiliates, shareholders, directors or officers of ESSA and any Subsidiary comply, to the extent applicable, with Regulation W and Regulation O of the FRB.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CNB AND CNB BANK

As a material inducement to ESSA to enter into this Agreement and to consummate the transactions contemplated hereby, CNB and CNB Bank hereby make to ESSA and ESSA Bank the representations and warranties contained in this Article IV, provided, however, that CNB shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article IV, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect qualification or exception contained in any representation or warranty). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 4.04 shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Section 4.02, 4.05, 4.06, 4.07, 4.13(a), 4.14, and 4.21 shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 4.09 shall be deemed untrue and incorrect if not true and correct in all respects.

Section 4.01 Making of Representations and Warranties. Except as set forth in the CNB Disclosure Schedules and the CNB SEC Documents, and subject to the preceding introductory paragraph of this Article IV, CNB hereby represents and warrants to ESSA that the statements contained in this Article IV are correct as of the date of this Agreement and will be correct as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 4.02 Organization, Standing and Authority of CNB. CNB is a Pennsylvania corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is duly registered as a financial holding company under the BHC Act. CNB is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CNB. The Third Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws of CNB, copies of which have been made available to ESSA, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.03 Organization, Standing and Authority of CNB Bank. CNB Bank is a Pennsylvania-chartered nonmember bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CNB Bank’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by CNB Bank when due. CNB Bank’s primary federal bank regulator is the FDIC. CNB Bank is a member in good standing of the FHLBP and, as of September 30, 2024, owns the requisite amount of stock of the FHLBP as set forth on CNB Disclosure Schedule 4.03. The Articles of Incorporation and Bylaws of CNB Bank, copies of which have been made available to ESSA, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.04 CNB Capital Stock. The authorized capital stock of CNB consists of 50,000,000 shares of stock, no par value, of which, as of the date hereof, 21,235,503 shares are issued as CNB Stock, 247,979 shares are held by CNB as treasury stock and 60,375 are issued as 7.125% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock, no par value (the “CNB Preferred Stock”). The outstanding shares of CNB Stock and CNB Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except for the CNB Stock to be issued pursuant to this Agreement and outstanding equity awards issued under any CNB Benefit Plan, CNB does not have any Rights issued or outstanding with respect to CNB Stock and CNB does not have any commitments to authorize, issue or sell any CNB Stock or Rights.

Section 4.05 Subsidiaries(a) . Except as set forth on CNB Disclosure Schedule 4.05, CNB does not, directly or indirectly, own or control any Affiliate. Except as disclosed on CNB Disclosure Schedule 4.05, CNB does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by CNB has not been conducted through any other direct or indirect Subsidiary or Affiliate of CNB. No such equity investment identified in CNB Disclosure Schedule 4.05 is prohibited by the applicable federal or state laws and regulations. All of the issued and outstanding shares of common stock of CNB Bank (the “CNB Bank Stock”) have been duly authorized and validly issued, are fully paid and non-assessable, are owned by CNB free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and were not issued in violation of any preemptive rights. CNB Bank does not have any Rights issued or outstanding with respect to CNB Bank Stock and CNB Bank does not have any commitment to authorize, issue or sell any capital stock of CNB Bank Stock or Rights thereto.

Section 4.06 Corporate Power; Minute Books. Each of CNB and CNB Bank has the corporate or other power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of CNB and CNB Bank has the corporate or other power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities. The minute books of CNB contain true, complete and accurate records, in all material respects, of all meetings and other corporate actions held or taken by shareholders of CNB and the CNB Board (including committees of the CNB Board). The minute books of CNB Bank contain true, complete and accurate records, in all material respects, of all meetings and other corporate actions held or taken by shareholders of CNB Bank and the CNB Bank Board (including committees of the CNB Bank Board).

Section 4.07 Execution and Delivery. Subject to the approval of the CNB Share Issuance by the shareholders of CNB, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of CNB and CNB Bank and each of their respective Boards of Directors on or prior to the date hereof. The CNB Board has directed that the CNB Share Issuance be submitted to CNB’s shareholders for approval at a meeting of such shareholders and, except for the approval of the CNB Share Issuance by the requisite affirmative vote of the holders of the outstanding shares of CNB Stock entitled to vote thereon, no other vote of the shareholders of CNB is required by law, the Third Amended and Restated Articles of Incorporation or the Third Amended and Restated Bylaws of CNB or otherwise to approve this Agreement and the transactions contemplated hereby, including the issuance of shares of CNB Stock pursuant to this Agreement. Each of CNB and CNB Bank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by ESSA and ESSA Bank, this Agreement is a valid and legally binding obligation of each of CNB and CNB Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.08 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by CNB or any of its Subsidiaries in connection with the execution, delivery or performance by CNB or CNB Bank of this Agreement or to consummate the transactions contemplated hereby, except for filings of applications, notices or waiver requests, and consents, approvals or waivers described in Section 4.08(b). As of the date hereof, CNB has no Knowledge of any reason why the approvals set forth above and referred to in Section 6.01(a) will not be received in a timely manner.

(b) Subject to the receipt of all consents, approvals, waivers or non-objections of a Governmental Authority required to consummate the transactions contemplated by this Agreement, including, without limitation, (1) approvals, waivers or non-objections of each of the FRB, the FDIC and the PADOBS, as required (“Regulatory Approvals”), (2) the required filings under federal and state securities laws, (3) the declaration of effectiveness of the Merger Registration Statement by the SEC, and (4) approval of the listing of CNB Stock to be issued in connection with the Merger on NASDAQ, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by CNB and CNB Bank do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of CNB or of any of its Subsidiaries or to which CNB or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the Third Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws of CNB or other organizational documents of CNB or CNB Bank, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement, except, in the case of clauses

(i) and (iii), for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CNB or CNB Bank.

(c) As of the date of this Agreement, CNB has no Knowledge of any reasons relating to CNB or CNB Bank (including, without limitation, compliance with the CRA or the USA PATRIOT Act) why any of the Regulatory Approvals shall not be received from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 4.09 Absence of Certain Changes or Events. Since December 31, 2023, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on CNB and its Subsidiaries taken as a whole.

Section 4.10 SEC Documents; Financial Statements.

(a) CNB’s Annual Report on Form 10-K, as amended through the date of this Agreement, for the fiscal year ended December 31, 2023 (the “CNB 2023 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by CNB or any of its Subsidiaries subsequent to January 1, 2024, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “CNB SEC Documents”), with the SEC, and all of the CNB SEC Documents filed with the SEC after the date of this Agreement, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such CNB SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such CNB SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of CNB and its Subsidiaries contained in the CNB 2023 Form 10-K and, except for liabilities reflected in CNB SEC Documents filed prior to the date of this Agreement or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2023, neither CNB nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto. The books and records of CNB have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Forvis Mazars, LLP has not resigned or been dismissed as independent public accountants of CNB as a result of or in connection with any disagreements with CNB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) CNB and each of its Subsidiaries, officers and directors are in compliance with, and have complied in all material respects, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act, and (2) the applicable listing and corporate governance rules and regulations of NASDAQ. CNB (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the CNB Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CNB’s ability to record, process, summarize and report financial data and, (B) any fraud, whether or not material, that involves management or other employees who have a significant role in CNB’s internal control over financial reporting.

Section 4.11 Regulatory Matters.

(a) Each of CNB and CNB Bank has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2022 with any Governmental Authority and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business of CNB and/or CNB Bank, no Governmental Authority has initiated any proceeding, or to the Knowledge of CNB, investigation into the business or operations of CNB and/or CNB Bank, since January 1, 2022. There is no unresolved violation or matter requiring attention by any Governmental Authority with respect to any report or statement relating to any examinations of CNB Bank. Each of CNB and CNB Bank is “well-capitalized” as defined in applicable laws and regulations, and CNB Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(b) Since January 1, 2022, CNB has timely filed with the SEC and NASDAQ all documents required by the Securities Act and the Exchange Act and such documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Act and the Exchange Act.

(c) Neither CNB, CNB Bank nor any of their respective properties is a party to or is subject to any Regulatory Order from any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or institutions engaged in the insurance of deposits (including, without limitation, the PADOBS, the FDIC and the FRB) or the supervision or regulation of it. Neither CNB nor CNB Bank has been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

(d) Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 4.11 is subject to the limitations of Section 8.10(b) hereof.

Section 4.12 Legal Proceedings.

(a) Other than as set forth in CNB Disclosure Schedule 4.12, (i) there are no pending or, to the Knowledge of CNB, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against CNB and (ii) to CNB’s Knowledge, there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Neither CNB nor CNB Bank is a party to any, nor are there any pending or, to CNB’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against CNB or CNB Bank in which, to the Knowledge of CNB, there is a reasonable probability of any material recovery against or other Material Adverse Effect on CNB or any of its Subsidiaries or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c) There is no injunction, order, judgment or decree imposed upon CNB or any of its Subsidiaries, nor on any of the assets of CNB or any of its Subsidiaries, and, to CNB’s Knowledge, no such action has been threatened against CNB of any of its Subsidiaries.

(d) Neither CNB nor CNB Bank has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental

Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting), any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

(e) Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 4.12 is subject to the limitations of Section 8.10(b) hereof.

Section 4.13 Compliance With Laws.

(a) Each of CNB and its Subsidiaries is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Investment Company Act of 1940, as amended, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

(b) Each of CNB and its Subsidiaries has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CNB and its Subsidiaries; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to CNB’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c) Neither CNB nor its Subsidiaries has received, since January 1, 2022, notification or communication from any Governmental Authority (i) asserting that it is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to CNB’s Knowledge, do any grounds for any of the foregoing exist).

(d) Since January 1, 2022, CNB has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in all material respects in compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, the Finance Laws, and with all applicable origination, servicing and collection practices with respect to any loan or credit extension by such entity. In addition, there is no pending or, to the Knowledge of CNB, threatened charge by any Governmental Authority that CNB has violated, nor any pending or, to CNB’s Knowledge, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

(e) Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 4.13 is subject to the limitations of Section 8.10(b) hereof.

Section 4.14 Brokers. Neither CNB nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that CNB has engaged, and will pay a fee or commission to, each of Stephens Inc. and Piper Sandler & Co.

Section 4.15 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements maintained, sponsored or contributed to by CNB or any of its Subsidiaries covering current or former employees of CNB or any of its

Subsidiaries and current or former directors of CNB or any of its Subsidiaries (collectively, the “CNB Benefit Plans”) are in material compliance with all applicable laws, including ERISA and the Code.

(b) Each CNB Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “CNB Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination (or, if applicable, opinion or advisory) letter from the IRS, and to the Knowledge of CNB, there are no circumstances reasonably likely to result in revocation of any such favorable determination (or, if applicable, opinion or advisory) letter or the loss of the qualification of such CNB Pension Plan under Section 401(a) of the Code. Other than as set forth in CNB Disclosure Schedule 4.15(b), there is no pending or, to CNB’s Knowledge, threatened claim, action, suit, litigation, proceeding, arbitration, mediation, investigation or audit relating to the CNB Benefit Plans (other than routine claims for benefits in the normal course). CNB has not engaged in a transaction with respect to any CNB Benefit Plan or CNB Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject CNB to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) Neither CNB nor any entity which is considered to be one employer with CNB under Section 4001 of ERISA or Section 414 of the Code maintains, sponsors, participates in or contributes to (or has any obligation to contribute to), or has ever maintained, sponsored, participated in or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to any plan subject to Title IV of ERISA, including any “multiemployer plan,” as defined in Section 3(37) of ERISA or subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA.

Section 4.16 Labor Matters. None of CNB or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is CNB or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel CNB or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to CNB’s Knowledge, threatened, nor is CNB or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 4.17 Tax Matters.

(a) CNB and its Subsidiaries have filed all income and other material Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by CNB (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of CNB and which CNB is contesting in good faith. CNB is not the beneficiary of any extension of time within which to file any Tax Return, and neither CNB nor any of its Subsidiaries currently has any open tax years other than those with respect to which the statute of limitations has not expired. No claim has ever been made by an authority in a jurisdiction where CNB does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of CNB.

(b) The unpaid Taxes of CNB and its Subsidiaries did not, as of the most recent audited consolidated balance sheet, exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the most recent audited consolidated balance sheet, and as of the Closing Date, will not exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the most recent audited consolidated balance sheet. Neither CNB nor any of its Subsidiaries will incur any liability for Taxes from the date of the most recent audited consolidated balance sheet through the Closing Date other than in the ordinary course of business and consistent with reasonable prior practice or as a result of the transactions contemplated by this Agreement.

(c) The deferred Tax assets and liabilities of CNB and is Subsidiaries have been recorded on the ledgers of CNB in accordance with GAAP based on the expected future tax consequences of temporary differences between the financial reporting and Tax bases of assets and liabilities, computed using the enacted Tax rates in effect for the years in which those Tax assets or liabilities are expected to be realized. Uncertain Tax positions have been identified by CNB and CNB has established a valuation allowance against deferred Tax assets, if needed, to reduce the amount of such deferred Tax assets to the amount expected to be realized.

(d) Each of CNB and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

(e) Except as set forth in CNB Disclosure Schedule 4.17(e), no foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of CNB are pending with respect to CNB. CNB has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where CNB has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against CNB.

Section 4.18 Loans; Nonperforming Assets.

(a) Except as set forth in CNB Disclosure Schedule 4.18(a), as of September 30, 2024, none of CNB or any of its Subsidiaries is a party to any written or oral (i) Loan under the terms of which the obligor was, as of September 30, 2024, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of CNB or any of its Subsidiaries, or to the Knowledge of CNB, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. CNB Disclosure Schedule 4.18(a) identifies (x) each Loan that as of September 30, 2024 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by CNB or any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of CNB that as of September 30, 2024 was classified as OREO and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of CNB, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) The loan documents with respect to each Loan were in material compliance with applicable laws and regulations and CNB’s or the applicable Subsidiary’s lending policies at the time of origination of such Loans and are complete and correct in all material respects.

Section 4.19 Deposit Insurance. The deposits of CNB Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act to the fullest extent permitted by law, and CNB Bank has paid all premiums and assessments and filed all reports required by the Federal Deposit Insurance Act. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of CNB, threatened.

Section 4.20 CNB Stock. The shares of CNB Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.21 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 4.22 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement/Prospectus, the Joint Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to ESSA and its Subsidiaries included in the Joint Proxy Statement/Prospectus.

Section 4.23 Investment Securities. Each of CNB and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of CNB or any Subsidiary.

Section 4.24 CRA, Anti-money Laundering and Customer Information Security. Neither CNB nor CNB Bank is a party to any agreement with any individual or group regarding CRA matters and neither CNB nor CNB Bank has any Knowledge of, nor has CNB or CNB Bank been advised of or has any reason to believe that any facts or circumstances exist, which would cause CNB or CNB Bank: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by Bank Regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Chapter X), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by CNB pursuant to 12 C.F.R. Part 208, Subpart J, Appendix D. Furthermore, the CNB Board has adopted, and CNB has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

Section 4.25 Insurance. Each of CNB and its Subsidiaries is insured, and during each of the past three (3) calendar years has been insured against such risks and in such amounts as the management of CNB reasonably has determined to be prudent in accordance with industry practices and has maintained all insurance required by applicable laws and regulations. All material insurance policies of CNB are in full force and effect, none of CNB or any of its Subsidiaries is in material default thereunder and all claims thereunder have been filed in due and timely fashion.

Section 4.26 Opinion of Financial Advisor. The CNB Board has received the written opinion of Piper Sandler & Co. to the effect that, as of the date hereof, the Merger Consideration is fair to CNB from a financial point of view.

ARTICLE V

COVENANTS

Section 5.01 Covenants of ESSA. During the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the ESSA Disclosure Schedule) or with the prior written consent of CNB (such consent not to be unreasonably delayed, conditioned or withheld), or as otherwise required by law or any Governmental Authority, ESSA and ESSA Bank shall carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations. ESSA and ESSA Bank will use their respective reasonable best efforts to (i) preserve their business organizations intact, (ii) keep available to ESSA, ESSA Bank and CNB the present services of the current officers and directors of ESSA and any of its Subsidiaries and (iii) preserve for themselves and CNB the goodwill of the customers of ESSA and ESSA Bank and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in the ESSA Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by CNB (such consent not to be unreasonably delayed, conditioned or withheld) or if required by any Bank Regulator, ESSA and ESSA Bank shall not:

(a) Capital Stock. Except as set forth in ESSA Disclosure Schedule 5.01(a), (i) issue, sell or otherwise permit to become outstanding, or authorize the creation or reservation of, any additional shares of capital stock or any Rights, other than capital stock upon the vesting of any ESSA Restricted Stock outstanding as of the date hereof in accordance with the terms and conditions thereof as in effect on the date hereof and listed in the ESSA Disclosure Schedule, including in connection with “net settling” any outstanding awards, (ii) permit any additional shares of capital stock to become subject to grants of stock options, warrants or other Rights, or (iii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any ESSA Stock, or obligate itself to purchase, retire or redeem, any of its shares of ESSA Stock (except to the extent necessary to effect net settlement of ESSA Restricted Stock outstanding on the date hereof and listed in the ESSA Disclosure Schedule, in accordance with the terms and conditions thereof as in effect on the date hereof).

(b) Dividends; Etc. (i) Except for ESSA’s regular quarterly dividends of up to $0.15 per share, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of ESSA Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock. ESSA shall not change its record date for payment of its quarterly dividend from the record dates established in the prior year in a manner that is inconsistent with past practice; provided, however, that after the date hereof, ESSA shall coordinate with CNB regarding the declaration of quarterly cash dividends in respect of ESSA Stock and the record dates and payment dates relating thereto, and it is agreed that ESSA and CNB shall take such actions as are necessary to ensure that if either the holders of ESSA Stock or the holders of CNB Stock receive a dividend for a particular period prior to the Closing Date, then the holders of CNB Stock or the holders of ESSA Stock, respectively, shall also receive a dividend for such period, whether in full or pro-rated for the applicable period, as necessary to result in the holders of ESSA Stock and the holders of CNB Stock receiving dividends covering the same periods prior to the Closing Date.

(c) Compensation; Employment Agreements, Etc. Except as provided for on ESSA Disclosure Schedule 5.01(c), enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer, employee or other individual service provider of ESSA, ESSA Bank or any of their Subsidiaries or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments or grant any ESSA Restricted Stock or ESSA Cash-Settled Awards or accelerate the vesting, payment or funding of any compensation or benefits, except (i) for normal increases in base salary or wages to employees in the ordinary course of business consistent with past practice, provided that no such increase shall be more than four percent (4%) with respect to any individual employee and all such increases in the aggregate shall not exceed three and one half percent (3.5%) of total compensation, (ii) as required under applicable law, the terms of this Agreement or the terms of any ESSA Benefit Plan in effect on the date hereof, (iii) cash contributions to the ESSA 401(k) Plan and ESSA Bank ESOP in the ordinary course of business consistent with past practice, and (iv) payment, in the ordinary course of business consistent with past practice, of monthly, quarterly, and annual cash bonuses; and as to annual cash bonuses, payment on a pro rata quarterly basis through Closing (with a partial quarter being counted as a completed quarter), based on an annualized aggregate cash bonus amount of $2,000,000; such that if the Closing occurs in the second fiscal quarter of 2025, the aggregate annual cash bonus amount payable shall be $1,000,000, and if the Closing occurs in the third fiscal quarter of 2025, the aggregate annual cash bonus amount payable shall be $1,500,000, and if the Closing occurs in the fourth fiscal quarter of 2025, the aggregate annual cash bonus amount payable shall be $2,000,000; provided further that, notwithstanding anything to the contrary herein, neither ESSA, ESSA Bank nor any of their Subsidiaries shall provide new compensation or benefits of any type to any “disqualified individual” to the extent such compensation or benefits would reasonably be expected (as of the date of such new compensation or benefits) to constitute an “excess parachute payment” as defined in Section 280G of the Code.

(d) Hiring. Hire any person as an employee of ESSA, ESSA Bank or any of their Subsidiaries or promote any employee to a position of Vice President or above or to the extent such hire or promotion would increase any severance obligation, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on ESSA Disclosure Schedule 5.01(d), (ii) persons hired to fill any vacancies arising after the date hereof at an annual salary of less than $80,000 and whose employment is terminable at the will of ESSA or ESSA Bank, as applicable, and (iii) as otherwise set forth on ESSA Disclosure Schedule 5.01(d); provided, however, that ESSA or ESSA Bank must provide notice to CNB within three (3) Business Days following the hiring of any persons hired to fill a vacancy.

(e) Benefit Plans. Except as provided for on ESSA Disclosure Schedule 5.01(e), enter into, establish, amend, modify or terminate any ESSA Benefit Plan or adopt an arrangement that would constitute an ESSA Benefit Plan, except (i) as may be required by applicable law or the terms of this Agreement, subject to the provision of prior written notice and consultation with respect thereto to CNB, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on ESSA Disclosure Schedule 5.01(e).

(f) Transactions with Affiliates. Except any agreements or arrangements in effect on the date hereof, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act or in Regulation W of the Federal Reserve Act of 1913) of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice.

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to ESSA taken as a whole.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $200,000 in the aggregate.

(j) Governing Documents. Amend the Articles of Incorporation or the Bylaws of ESSA, or similar governing documents of ESSA or ESSA Bank.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable laws or regulations or GAAP or by a Bank Regulator.

(l) Contracts. Except in the ordinary course of business consistent with past practice or as otherwise expressly permitted by this Agreement, enter into, amend, modify, renew or terminate any Material Contract. ESSA shall notify CNB within thirty (30) days of the entry, amendment, modification, renewal or termination of any Material Contract permitted by this Section 5.01(l).

(m) Claims. Except as set forth in ESSA Disclosure Schedule 5.01(m), enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which ESSA or ESSA Bank is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by ESSA or ESSA Bank of an amount which exceeds $50,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of ESSA or ESSA Bank; provided, however, that ESSA or ESSA Bank may not enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation for which ESSA or ESSA Bank has not provided notice to CNB of the existence of such action, suit, proceeding, order or investigation.

(n) Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(o) Derivative Transactions. Except in the ordinary course of business consistent with past practice, enter into any Derivative Transactions.

(p) Indebtedness. Incur any indebtedness for borrowed money or other liabilities (including brokered deposits and wholesale funding), federal funds purchased, borrowings from the FHLBP and securities sold under agreements to repurchase, each with a duration exceeding one (1) year, other than in the ordinary course of business consistent with past practice, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(q) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not in accordance with ESSA’s investment policy or (ii) any debt security, including mortgage-backed and mortgage related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than five years or mortgage-backed or mortgage related securities which would not be considered “high risk” securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice; or restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio or any securities therein are classified under GAAP or reported for regulatory purposes.

(r) Loans. Except to satisfy contractual obligations existing as of the date hereof and set forth on ESSA Disclosure Schedule 5.01(r), make, renew, increase, extend, modify or purchase any Loan, in an amount in excess of $5,000,000 for a commercial real estate loan (provided that, with respect to renewals of commercial real estate loans, the threshold shall be $7,000,000), $3,000,000 for a commercial business loan, $5,000,000 for a construction loan or $2,000,000 for a residential real estate loan. For purposes of this Section 5.01(r), consent shall be deemed given unless CNB objects within two (2) Business Days of receiving a notification from ESSA.

(s) Investments in Real Estate. Make any equity investment or equity commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(t) Taxes. Make or change any material Tax election, file any materially amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any adjustment of any material Tax attribute, file any material claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment.

(u) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by ESSA or ESSA Bank under any agreement with any Governmental Authority or under any Material Contract, Lease or other material agreement or material license to which it is a party or by which it or its properties is bound.

(v) Environmental Assessments. Foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a Hazardous Substance in amounts which, if such foreclosure were to occur, would be material.

(w) Insurance. Cause or allow the loss of insurance coverage maintained by ESSA that would have a Material Adverse Effect on ESSA, unless replaced with coverage which is substantially similar (in amount and insurer) to that now in effect.

(x) Liens. Discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices.

(y) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a material delay of the approval or completion of the Merger, except, in each case, as may be required by applicable law or regulation or by a Bank Regulator.

(z) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the actions set forth in clauses (a) through (y) above.

Section 5.02 Covenants of CNB. CNB will, and it will cause each of its Subsidiaries to, (i) carry on its business in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations and (ii) use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises. From the date hereof until the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, without the prior written consent of ESSA, CNB will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) a material violation of any provision of this Agreement except, (iv) preventing the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (v) preventing or adversely affecting or delaying the ability of the parties to obtain the Regulatory Approvals or other approvals of any Governmental Authority required for the transaction contemplated hereby, in each case, except as may be required by applicable law or regulation or by a Bank Regulator.

(b) Capital Stock. Grant, issue, deliver or sell any additional shares of capital stock or Rights; provided, however, that CNB may (i) grant equity awards pursuant to its employee benefit plans as required by any CNB employee benefit plan or in the ordinary course consistent with past practice, (ii) issue capital stock upon the vesting or exercise of any equity awards granted pursuant to a CNB employee benefits plan outstanding as of the date hereof in accordance with the terms and conditions thereof as in effect on the date hereof, including in connection with “net settling” any outstanding awards, and (iii) issue CNB capital stock in connection with the transactions contemplated hereby.

(c) Dividends; Etc. Other than in the ordinary course of business consistent with past practice or in connection with the transactions contemplated hereby, make, declare, pay or set aside for payment any cash or stock dividend on or in respect of, or declare or make any distribution on any shares of CNB Stock; or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock. CNB shall not change its record date for payment of its quarterly cash dividend from the record date established in the prior year’s quarter in a manner that is inconsistent with past practice.

(d) Amending Governing Documents. Amend the Third Amended Restated Articles of Incorporation or Third Amended and Restated Bylaws of CNB in a manner that would materially and adversely affect the holders of ESSA Stock, as prospective holders of CNB Stock, relative to other holders of CNB Stock.

(e) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.03 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, and otherwise to enable consummation of the transactions contemplated by this Agreement, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other parties hereto to that end.

Section 5.04 Shareholder Approval.

(a) ESSA agrees to take, in accordance with applicable law and the Articles of Incorporation and the Bylaws of ESSA, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by ESSA’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “ESSA Meeting”) and, subject to Section 5.05 and Section 5.11, shall take all lawful action to solicit such approval by such shareholders. ESSA agrees to use its best efforts to convene the ESSA Meeting within forty (40) days after the initial mailing of the Joint Proxy Statement/Prospectus to shareholders of ESSA. Except with the prior approval of CNB, no other matters shall be submitted for the approval of ESSA shareholders at the ESSA Meeting. The ESSA Board shall at all times prior to and during the ESSA Meeting recommend adoption of this Agreement by the shareholders of ESSA (the “ESSA Recommendation”) and shall not withhold, withdraw, amend or modify such recommendation in any manner adverse to CNB or take any other action or make any other public statement inconsistent with such recommendation, except as and to the extent expressly permitted by Section 5.11.

(b) CNB agrees to take, in accordance with applicable law and the Third Amended and Restated Articles of Incorporation and the Third Amended and Restated Bylaws of CNB, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of CNB Share Issuance and any other matters required to be approved by CNB’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “CNB Meeting”) and, subject to Section 5.05, shall take all lawful action to solicit such approval by such shareholders. CNB agrees to use its best efforts to convene the CNB Meeting within forty (40) days after the initial mailing of the Joint Proxy Statement/Prospectus to shareholders of CNB. Except with the prior approval of ESSA, no other matters shall be submitted for the approval of CNB shareholders at the CNB Meeting. The CNB Board shall at all times prior to and during the CNB Meeting recommend approval of the CNB Share Issuance by the shareholders of CNB and shall not withhold, withdraw, amend or modify such recommendation in any manner adverse to ESSA or take any other action or make any other public statement inconsistent with such recommendation.

Section 5.05 Merger Registration Statement; Joint Proxy Statement/Prospectus. For the purposes of (x) registering CNB Stock to be offered to holders of ESSA Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) holding the ESSA Meeting and the CNB Meeting, CNB shall draft and prepare, and ESSA shall cooperate in the preparation of, a registration statement on Form S-4 for the registration of the shares to be issued by CNB in the Merger (the “Merger Registration Statement”), including the Joint Proxy Statement/Prospectus. CNB shall provide ESSA and its counsel with appropriate opportunity to review and comment on the Merger Registration Statement and Joint Proxy Statement/Prospectus prior to the time they are initially filed with the SEC or any amendments that are filed with the SEC. CNB shall use its reasonable best efforts to file the Merger Registration Statement with the SEC within forty-five (45) days after the date hereof. Each of CNB and ESSA shall use its reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and shall thereafter promptly mail the Joint Proxy Statement/Prospectus to their shareholders. CNB shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and ESSA shall furnish to CNB all information concerning ESSA and the holders of ESSA Stock as may be reasonably requested in connection with such action.

Section 5.06 Cooperation and Information Sharing. ESSA shall provide CNB with any information concerning ESSA that CNB may reasonably request in connection with the drafting and preparation of the Merger Registration Statement and Joint Proxy Statement/Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Merger Registration Statement or Joint Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information. CNB shall promptly provide to ESSA copies of all correspondence between it or any of its representatives and the SEC. CNB shall provide ESSA and its counsel with appropriate opportunity to review and comment on all amendments and supplements to the Merger Registration Statement and Joint Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of CNB and ESSA agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC, and to cause the Joint Proxy Statement/Prospectus and all required amendments and supplements thereto, to be mailed to the holders of ESSA Stock entitled to vote at the ESSA Meeting and the holders of CNB Stock entitled to vote at the CNB Meeting, as applicable, at the earliest practicable time.

Section 5.07 Supplements or Amendment. ESSA and CNB shall promptly notify the other party if at any time it becomes aware that the Joint Proxy Statement/Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, ESSA shall cooperate with CNB in the preparation of a supplement or amendment to such Joint Proxy Statement/Prospectus which corrects such misstatement or omission, and CNB shall file an amended Merger Registration Statement with the SEC, and each of ESSA and CNB shall mail an amended Joint Proxy Statement/Prospectus to their respective shareholders.

Section 5.08 Regulatory Approvals. Each of ESSA and CNB will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to affect all necessary filings and to obtain all necessary permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and CNB shall use its reasonable best efforts to make any initial application filings with Governmental Authorities within forty-five (45) days from the date hereof. ESSA and CNB will furnish each other and each other’s counsel with all information concerning their respective entities, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the filing of the Joint Proxy Statement/Prospectus and any application, petition or any other statement or application made by or on behalf of CNB or

ESSA to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, CNB and ESSA shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

Section 5.09 Press Releases. ESSA and CNB shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statements (including written employee and customer communications required to be filed under the Securities Act or the Exchange Act) without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law. ESSA and CNB shall cooperate to develop all public announcement materials and written employee and customer communications required to be filed under the Securities Act or the Exchange Act and make appropriate management available at presentations related to this Agreement as reasonably requested by the other party.

Section 5.10 Access; Information.

(a) ESSA agrees that upon reasonable notice and subject to applicable laws, it shall afford CNB and its designated authorized officers, employees, counsel, accountants and other authorized representatives such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), minute books of the ESSA Board and any committees thereof (other than minutes that discuss any of the transactions contemplated by this Agreement or any confidential supervisory information), properties and personnel of ESSA and to such other information relating to ESSA as CNB may reasonably request and, during such period, it shall furnish promptly to CNB all information concerning the business, properties and personnel of ESSA as CNB may reasonably request. CNB may hire, at its expense, a mutually-agreeable third party consultant to perform cybersecurity system testing and monitoring (based on a mutually-agreeable project scope and terms) in order to confirm that the ESSA technology systems are free of security breaches and, if necessary, provide remediation and notices related thereto. CNB and ESSA shall each receive the results of the testing and reasonably coordinate their efforts on any potential remediation and notices. CNB shall use commercially reasonable efforts to minimize any interference with ESSA’s regular business operations during any such access to ESSA’s employees, property, books and records.

(b) In furtherance of the foregoing, ESSA shall, on a monthly basis within thirty (30) days following month-end, provide to CNB a report setting forth (i) ESSA Bank’s commercial construction loan and residential construction loan activity, including information regarding loan applications, loan approvals and loan performance, as well as any additional information as CNB may reasonably request regarding such loans, and (ii) a list of all commercial real estate loans and commercial business loans approved during the period covered by the report, as well as any additional information as CNB may reasonably request regarding such loans.

(c) ESSA shall keep CNB reasonably apprised of the status of any legal proceeding involving ESSA or any of its Subsidiaries and shall notify CNB of any change in status of such legal proceeding (including, without limitation, any filings, hearings or settlement negotiations) within five Business Days of such change. CNB shall keep ESSA reasonably apprised of the status of any material legal proceeding involving CNB or any of its Subsidiaries and shall notify ESSA of any change in status of such legal proceeding (including, without limitation, any hearings or settlement negotiations) within five Business Days of such change.

(d) All information furnished to CNB by ESSA pursuant to Section 5.10 shall be subject to, and CNB shall hold all such information in confidence in accordance with, the provisions of the letter agreement, dated as of August 13, 2024, by and between ESSA and CNB (the “Confidentiality Agreement”).

(e) Notwithstanding anything to the contrary contained in this Section 5.10, in no event shall CNB have access to any information that, based on advice of ESSA’s counsel, would: (i) reasonably be expected to waive any material legal privilege; (ii) result in the disclosure of any trade secrets of third parties; or (iii) violate any obligation of ESSA with respect to confidentiality so long as, with respect to confidentiality, to the extent specifically requested by CNB, ESSA has made commercially reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality. All requests made pursuant to this Section 5.10 will be directed to an executive officer of ESSA or such Person or Persons as may be designated by ESSA. No investigation by CNB of the business and affairs of ESSA shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to the obligations of CNB to consummate the transactions contemplated by this Agreement.

Section 5.11 No Solicitation by ESSA.

(a) ESSA shall not, and shall cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of ESSA (collectively, the “ESSA Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than CNB) any confidential or non-public information or data with respect to ESSA or otherwise relating to an Acquisition Proposal; or (iii) without the prior written consent of CNB, release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which ESSA is a party. ESSA shall, and shall cause each of the ESSA Representatives to immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

(b) Notwithstanding Section 5.11(a), prior to the ESSA Meeting, ESSA may take any of the actions described in clause (ii) of Section 5.11(a) if, but only if, (i) ESSA has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.11; (ii) the ESSA Board determines in good faith, (A) after consultation with its outside legal counsel and, with respect to financial matters, its outside financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) after consultation with its outside legal counsel, and with respect to financial matters, its financial advisors, determines in good faith that it is required to take such actions to comply with its fiduciary duties under applicable law; (iii) ESSA has provided CNB with at least 48 hours’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to ESSA or otherwise relating to an Acquisition Proposal, ESSA receives from such Person a confidentiality agreement with terms not materially less favorable to ESSA than those contained in the Confidentiality Agreement. In addition, if ESSA receives an Acquisition Proposal that constitutes or is reasonably expected to result in a Superior Proposal and ESSA has not breached any of the covenants set forth in this Section 5.11, then ESSA, or any ESSA Representative may, with the prior approval of the ESSA Board at a duly called meeting, contact the Person who has submitted (and not withdrawn) such Acquisition Proposal, or any of such Person’s representatives, solely (x) to clarify the terms and conditions of such Acquisition Proposal and (y) if such Acquisition Proposal initially is made orally, to direct such Person to submit the Acquisition Proposal to ESSA confidentially in writing. ESSA shall promptly provide to CNB any non-public information regarding ESSA provided to any other Person which was not previously provided to CNB, such additional information to be provided no later than the date of provision of such information to such other party.

(c) ESSA shall promptly (and in any event orally within one (1) Business Day and in writing within two (2) Business Days) notify CNB if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, ESSA or the ESSA Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). ESSA agrees that it shall keep CNB informed, on a reasonably current basis (and in any event within twenty-four (24) hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). ESSA shall provide CNB with at least forty-eight (48) hours’ prior notice of any meeting of the ESSA Board at which the ESSA Board is reasonably expected to consider any Acquisition Proposal.

(d) Subject to Section 5.11(e), neither the ESSA Board nor any committee thereof shall (i) withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to CNB in connection with the transactions contemplated by this Agreement (including the Merger), the ESSA Recommendation, fail to reaffirm the ESSA Recommendation within five (5) Business Days following a request by CNB, or make any statement, announcement or release, in connection with the ESSA Meeting or otherwise, inconsistent with the ESSA Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the ESSA Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause ESSA to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.11(b)) or (B) requiring ESSA to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the ESSA Meeting, the ESSA Board may withdraw, qualify, amend or modify the ESSA Recommendation in connection therewith (an “ESSA Subsequent Determination”) and/or terminate this Agreement pursuant to Section 7.01(g)(ii) after the fourth (4th) Business Day following CNB’s receipt of a written notice (the “Notice of Superior Proposal”) from ESSA advising CNB that the ESSA Board intends to determine that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.11) constitutes a Superior Proposal if, but only if, (i) the ESSA Board has reasonably determined in good faith, after consultation with outside legal counsel, that it is required to take such actions to comply with its fiduciary duties under applicable law, (ii) during the three (3) Business Day period after receipt of the Notice of Superior Proposal by CNB (the “Notice Period”), ESSA and the ESSA Board shall have cooperated and negotiated in good faith with CNB to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable ESSA to proceed with the ESSA Recommendation without an ESSA Subsequent Determination; provided, however, that CNB shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by CNB since its receipt of such Notice of Superior Proposal, the ESSA Board in good faith makes the determination (A) in clause (i) of this Section 5.11(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, ESSA shall be required to deliver a new Notice of Superior Proposal to CNB and again comply with the requirements of this Section 5.11(e), except that the Notice Period shall be reduced to two (2) Business Days. In addition to the foregoing, the ESSA Board shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger at the ESSA Meeting.

(f) Nothing contained in this Section 5.11 shall prohibit ESSA or the ESSA Board from complying with ESSA’s obligations required under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any legally required disclosure to ESSA’s shareholders; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in the ESSA Recommendation unless it is limited to a stop, look and listen communication or the ESSA Board reaffirms the ESSA Recommendation in such disclosure.

Section 5.12 Certain Policies. Prior to the Effective Date, ESSA shall, consistent with GAAP and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of CNB; provided, however, that ESSA shall not be obligated to take any action pursuant to this Section 5.12 unless and until all Regulatory Approvals have been obtained and CNB acknowledges in writing, and ESSA is satisfied, that all conditions to ESSA’s obligation to consummate the Merger have been satisfied and that CNB shall consummate the Merger in accordance with the terms of this Agreement, and further provided that in any event, no accrual or reserve made by ESSA pursuant to this Section 5.12 or the consequences resulting therefrom shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of ESSA or its management with any such adjustments, nor any admission that the previously furnished financial statements or information did not fully comply in all respects with GAAP or regulatory requirements.

Section 5.13 Indemnification.

(a) From and after the Effective Time, CNB (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director and officer of ESSA or ESSA Bank, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, amounts paid in settlement, fines, penalties, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and whether formal or informal (each, a “Proceeding”) arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director or officer of ESSA or ESSA Bank or is or was serving at the request of ESSA or ESSA Bank as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of ESSA or ESSA Bank, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent which such Indemnified Parties would be entitled under the BCL or the Articles of Incorporation and the Bylaws of ESSA or ESSA Bank as in effect on the date hereof (subject to change as required by law), including with respect to the advancement of expenses. Notwithstanding any other provision of this Section 5.13, the Indemnifying Party shall advance all reasonable costs, expenses and fees (including reasonable attorneys’ fees) incurred by or on behalf of an Indemnified Party in connection with any Proceeding within thirty (30) days after the receipt by the Indemnifying Party of a statement or statements from the Indemnified Party requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall be made in good faith and shall reasonably evidence the costs, expenses and fees incurred by the Indemnified Party (which shall include invoices in connection with such costs, fees and expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditure made that would cause the Indemnified Party to waive any privilege or protection accorded by applicable law shall not be included with the invoice), and shall include or be preceded or accompanied by a written undertaking by or on behalf of the Indemnified Party to repay any costs, expenses or fees advanced if it shall ultimately be determined that the Indemnified Party is not entitled to be indemnified against such costs, expenses or fees. Any advances and undertakings to repay pursuant to this Section 5.13 shall be unsecured and interest free and made without regard to the Indemnified Party’s ability to repay such advances or ultimate entitlement to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.13, upon learning of any such Proceeding, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party except to the extent that such failure does actually prejudice the Indemnifying Party. In the event of any such Proceeding (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof with counsel which is reasonably satisfactory to the Indemnified Party and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise actual or potential conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Indemnified Parties), (ii) the Indemnified Parties will reasonably cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations or by a final non-appealable adjudication of an applicable federal or state banking agency or a court of competent jurisdiction.

(c) Prior to the Effective Time, CNB shall purchase an extended reporting period endorsement under ESSA’s existing directors’ and officers’ liability insurance coverage for ESSA’s directors and officers in a form acceptable to ESSA which shall provide such directors and officers with coverage for six years following the Effective Time for claims made against such directors and officers arising from any act, error or omission by such directors and officers existing or occurring at or prior to the Effective Time of not less than the existing coverage under, and have other terms at least as favorable to, the directors and officers than the directors’ and officers’ liability insurance coverage presently maintained by ESSA (provided that CNB may substitute therefor policies which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to ESSA’s existing coverage limits), so long as the aggregate cost is not more than 250% of the annual premium currently paid by ESSA for such insurance (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, CNB shall use its reasonable best efforts to purchase such lesser coverage as may be obtained with such amount.

(d) The rights of indemnification and advancement as provided by this Section 5.13 shall not be deemed exclusive of any other rights to which the Indemnified Party may at any time be entitled under the Articles of Incorporation and the Bylaws of ESSA or as provided in applicable law as in effect on the date hereof (subject to change as required by law), any agreement, a vote of stockholders, a resolution of directors of ESSA, or otherwise. In the event that an Indemnified Party, pursuant to this Section 5.13, seeks an adjudication of such person’s rights under, or to recover damages for breach of, this Section 5.13, or to recover under any directors’ and officers’ liability insurance coverage maintained by ESSA or CNB, the Indemnifying Party shall pay on such Indemnified Party’s behalf, any and all reasonable costs, expenses and fees (including reasonable attorneys’ fees ) incurred by such Indemnified Party in such judicial adjudication, to the fullest extent permitted by law, only to the extent that the Indemnified Party prevails in such judicial adjudication.

(e) If CNB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger, or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of CNB shall assume the obligations set forth in this Section 5.13.

Section 5.14 Employees; Benefit Plans.

(a) Following the Closing Date and except to the extent an alternative treatment is set forth in this Section 5.14, CNB may choose to maintain any or all of the ESSA Benefit Plans in its sole discretion, and ESSA and ESSA Bank shall cooperate with CNB and CNB Bank in order to effect any plan terminations to be made as of the Effective Time as set forth in this Section 5.14 and in accordance with the terms of the applicable ESSA Benefit Plans and applicable law. For the period commencing at the Effective Time and ending twelve (12) months after the Effective Time (or until the applicable Continuing Employee’s earlier termination of employment), CNB shall provide, or cause to be provided, to each employee of ESSA Bank who continues with the Surviving Bank as of the Closing Date (a “Continuing Employee”) (i) a base salary or a base rate of pay at least equal to the base salary or base rate of pay provided to such Continuing Employee by ESSA Bank as immediately prior to the Effective Time, and (ii) other benefits (other than severance or termination pay in order to avoid a duplication of benefits, if applicable) substantially comparable in the aggregate to the benefits provided to similarly situated employees of CNB or any Subsidiary of CNB. For any ESSA Benefit Plan terminated for which there is a comparable CNB Benefit Plan of general applicability, CNB shall take all commercially reasonable action so that Continuing Employees shall be entitled to participate in such CNB Benefit Plan to the same extent as similarly-situated employees CNB (it being understood that inclusion of the employees of ESSA and ESSA Bank in the CNB Benefit Plans may occur at different times with respect to different plans). CNB shall cause each CNB Benefit Plan in which Continuing Employees are eligible to participate to take into account for purposes of eligibility and vesting under the CNB Benefit Plans (but not for purposes of benefit accrual) the service of such employees with ESSA or ESSA Bank to the same extent as such service was credited for such purpose by ESSA or ESSA Bank; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or retroactive application. Nothing herein shall limit the ability of CNB or CNB Bank to amend or terminate any of the ESSA Benefit Plans or CNB Benefit Plans in accordance with their terms at any time. Following the Closing Date, CNB shall honor, in accordance with ESSA’s policies and procedures in effect as of the date hereof, any employee expense reimbursement obligations of ESSA for out-of-pocket expenses incurred during the calendar year in which the Closing occurs by any Continuing Employee and all accrued but unused vacation credited to any Continuing Employee under ESSA Benefit Plans.

(b) Without limiting the generality of Section 5.14(a), prior to the Closing Date, if requested by CNB in writing not less than thirty (30) days prior to the Closing Date, ESSA or ESSA Bank, as applicable, shall take all actions necessary to cease contributions to and terminate each ESSA Benefit Plan that is intended to qualify under Code Section 401(k) (each, an “ESSA 401(k) Plan”), and to adopt written resolutions, the form and substance of which shall be reasonably satisfactory to CNB, to terminate such ESSA 401(k) Plan; provided, however, that such termination may be made contingent upon the consummation of the transactions contemplated by this Agreement. In such event, CNB shall take any and all actions as may be required to permit Continuing Employees to participate in a CNB Benefit Plan that is intended to qualify under Code Section 401(k) (a “CNB 401(k) Plan”) immediately following the Closing Date and to permit Continuing Employees to roll over their account balances in the ESSA 401(k) Plan, including any participant loans under the ESSA 401(k) Plan, into the CNB 401(k) Plan. If requested by CNB in writing at any time following the date of this Agreement, ESSA or ESSA Bank, as applicable, shall initiate the process to terminate its tax-qualified defined benefit pension plan, with such termination effective as soon as practicable after the Effective Time, and ESSA shall keep CNB informed regarding the progress and status of the termination process.

(c) If employees of ESSA or ESSA Bank become eligible to participate in a medical, dental, vision, prescription drug, disability plan or life insurance plan of CNB or CNB Bank upon termination of such plan of ESSA or ESSA Bank, CNB or CNB Bank shall use commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable CNB Benefit Plan, (ii) provide credit under such plans for any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year that includes the Closing and prior to such participation and (iii) waive any waiting period limitation, actively-at-work requirement or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous ESSA Benefit Plan prior to the Effective Time; provided, however, that CNB shall not cause any coverage of a Continuing Employee or such Continuing Employee’s dependents to terminate under any ESSA Benefit Plan which is a group health plan prior to the time such Continuing Employees or such Continuing Employee’s dependents, as applicable, have been offered participation in the group health plans common to all employees of CNB and their dependents, except in the case of a termination of employment or other service.

(d) From and after the Effective Time, CNB agrees to honor all obligations under the employment agreements, change in control agreements, supplemental executive retirement plans, split dollar life insurance and similar arrangements as set forth on ESSA Disclosure Schedule 5.14(d), in each case in accordance with their terms. ESSA Disclosure Schedule 5.14(d) sets forth the names of all participants, the value of each participant’s account balance and the amount of each lump sum or installment payment under each applicable non-qualified deferred compensation plan.

(e) Subject to the occurrence of the Closing, the ESSA Bank ESOP shall be terminated by ESSA Bank no later than the fifth (5th) Business Day prior to the Closing Date. In connection with the termination of the ESSA Bank ESOP, all plan accounts shall be fully vested, all outstanding indebtedness of the ESSA Bank ESOP shall be repaid by delivering a sufficient number of unallocated shares of ESSA Stock to ESSA, at least five (5) Business Days prior to the Effective Time, all remaining shares of ESSA Stock held by the ESSA Bank ESOP shall be converted into the right to receive the Merger Consideration, and the balance of the unallocated shares and any other unallocated assets remaining in the ESSA Bank ESOP after repayment of the ESSA Bank ESOP loan shall be allocated as earnings to the accounts of the ESSA Bank ESOP participants who are employed as of the date of termination of the ESSA Bank ESOP based on their account balances under the ESSA Bank ESOP as of the date of termination of the ESSA Bank ESOP and distributed to ESSA Bank ESOP participants after the receipt of a favorable determination letter from the IRS, except for distributions required by law, which, for purposes of clarity, includes certain terminations of employment. Prior to the Effective Time, ESSA Bank shall take all such actions as are necessary (determined in consultation with CNB) to submit the application for favorable determination letter in advance of the Effective Time. ESSA Bank will adopt such amendments to the ESSA Bank ESOP to effect the provisions of this Section 5.14(e). Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESSA Bank ESOP upon its termination, the account balances in the ESSA Bank ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct; provided, however, that nothing contained herein shall delay the distribution or transfer of account balances in the ESSA Bank ESOP in the ordinary course for reasons other than the termination of such plan. Prior to the Closing Date, ESSA Bank shall provide CNB with the final documentation evidencing that the actions contemplated herein have been effectuated. Notwithstanding anything herein to the contrary, ESSA Bank shall continue to accrue and make contributions to the ESSA Bank ESOP trust from the date of this Agreement through the termination date of the ESSA Bank ESOP in an amount sufficient (but not to exceed) the loan payments which become due in the ordinary course on the outstanding loans to the ESSA Bank ESOP prior to the termination of the ESSA Bank ESOP and shall make a pro-rated payment on the ESSA Bank ESOP loan for the 2025 plan year through and including the end of the calendar quarter immediately preceding the Closing, prior to the termination of the ESSA Bank ESOP.

(f) CNB agrees to pay to each employee of ESSA or ESSA Bank that is not covered by a written employment or severance agreement and is terminated by CNB, CNB Bank or any of their Subsidiaries, without cause, within six (6) months following the Effective Time, a severance payment equal to two (2) weeks of his or her then current base salary multiplied by the number of total completed years of service (a partial year of service of three months or more shall be counted as a completed year of service), with ESSA or ESSA Bank; provided, however, that the minimum severance payment shall equal not less than four (4) weeks of his or her base salary and the maximum severance payment shall not exceed twenty-six (26) weeks of his or her base salary; and provided further, that such employee enters into and does not revoke a release of claims in a form reasonably satisfactory to CNB and that such employee does not voluntarily leave employment with ESSA or ESSA Bank prior to the Effective Time.

(g) To the extent necessary, CNB and ESSA may provide a retention pool in an aggregate amount up to $250,000 as mutually agreed by CNB and ESSA to enable CNB and ESSA to provide retention incentives to certain employees of ESSA or ESSA Bank who are not covered by a written employment agreement or change in control agreement, the recipients and individual amounts to be determined by CNB, in its sole discretion, in consultation with and upon the recommendation of ESSA’s chief executive officer. Such retention incentives will be in addition to, and not in lieu of, any severance payment, including the amount that may be paid pursuant to Section 5.14(f). Such designated employees will enter into retention agreements to be provided by CNB.

(h) CNB and ESSA will enter into a settlement agreement and a non-competition agreement with the individuals named in ESSA Disclosure Schedule 5.14(h) and in the form set forth in ESSA Disclosure Schedule 5.14(h), and which will be signed and dated by the parties on the same date this Agreement is executed.

(i) Nothing contained in this Agreement, expressed or implied, shall (i) give any person, other than the parties hereto, any rights or remedies of any nature whatsoever, including any right to continued employment or service, under or by reason of this Section 5.14, (ii) cause any third party beneficiary rights in any current or former employee, director, other individual service provider of ESSA or any of its Subsidiaries to enforce the provisions of this Section 5.14 or any other matter related thereto, or (iii) be construed as an amendment to any ESSA Benefit Plan, CNB Benefit Plan, or other employee benefit plan of CNB, CNB Bank, ESSA or any of their respective Affiliates, or be construed to prohibit the amendment or termination of any such plan.

(j) Prior to making any broad-based communications to the ESSA Employees pertaining to compensation or benefits matters that are affected by the transactions contemplated by this Agreement, ESSA and ESSA Bank shall (i) provide CNB and CNB Bank with a copy or written summary of the intended communication, (ii) give CNB and CNB Bank a reasonable period of time to review and comment on the intended communication and (iii) consider any such comments in good faith.

(k) If requested by CNB, ESSA shall take all such actions as CNB may request in order to fully and timely comply with any and all requirements of the WARN Act, including providing notices to employees of ESSA or any Subsidiary of ESSA.

Section 5.15 Notification of Certain Changes. Each of CNB and ESSA shall promptly advise the other party of any change or event having, or which could be reasonably expected to have, a Material Adverse Effect on it or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time, but no more frequently than monthly (and no later than the date prior to the Closing Date), each party will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the parties contained in Article III and Article IV in order to determine the fulfillment of the conditions set forth in Section 6.02(a) or Section 6.03(a) hereof, as the case may be, or the compliance by ESSA or CNB, as the case may be, with the respective covenants and agreements of such parties contained herein.

Section 5.16 Current Information. During the period from the date of this Agreement to the Effective Time, ESSA will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of CNB and to report the general status of the ongoing operations of ESSA. Without limiting the foregoing, ESSA agrees to provide CNB a copy of each report filed by ESSA with a Governmental Authority within one (1) Business Day following the filing thereof (except as to reports filed with the SEC on the Edgar system).

Section 5.17 Board Packages. ESSA shall distribute a copy of each ESSA Board package, including the agenda and any draft minutes, to CNB at the same time and in the same manner in which it distributes a copy of such packages to the ESSA Board; provided, however, that ESSA shall not be required to copy CNB on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any third party proposal to acquire control of ESSA or any other matter that the ESSA Board has been advised of by counsel that such distribution to CNB may violate a confidentiality obligation, any material legal privilege or fiduciary duty or any law or regulation.

Section 5.18 Transition; Informational Systems Conversion. From and after the date hereof, CNB and ESSA shall each use their reasonable best efforts to facilitate the integration of ESSA with the business of CNB following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of ESSA’s data processing and related electronic informational systems (the “Informational Systems Conversion”) to those used by CNB and its Subsidiaries, which planning shall include, but not be limited to: (a) discussion of ESSA’s third-party service provider arrangements; (b) non-renewal of personal property leases and software licenses used by ESSA in connection with its systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. If this Agreement is terminated by CNB and/or ESSA in accordance with Section 7.01(a), Section 7.01(c), or Section 7.01(f), or by ESSA only in accordance with Section 7.01(d) or Section 7.01(e), CNB shall pay to ESSA all reasonable fees, expenses or charges related to reversing the Informational Systems Conversion within ten (10) Business Days of ESSA providing CNB written evidence of such fees, expenses or charges.

Section 5.19 Intentionally Omitted.

Section 5.20 Section 16 Matters. Prior to the Effective Time, each of the ESSA Board and the CNB Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall take all such reasonable action as may be required to cause to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act, to the fullest extent permitted by applicable law, any acquisitions or dispositions of shares of ESSA Stock and CNB Stock (including derivative securities with respect to such shares) that are treated as acquisitions or dispositions under such rule and result from the transactions contemplated by this Agreement by officers and directors of ESSA subject to the reporting requirements of Section 16(a) of the Exchange Act or by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CNB immediately after the Effective Time.

Section 5.21 CNB Bank – ESSA Division Advisory Board. Promptly following the Effective Time, CNB Bank shall invite up to twelve (12) directors of ESSA who are serving in such capacity immediately prior to the Effective Time, other than the New Board Members, or other market business and community leaders as recommended by the ESSA Chief Executive Officer and approved by CNB, to join a newly formed ESSA Bank Division Advisory Board of CNB Bank; provided that any director or officer of ESSA invited to join the ESSA Bank Division Advisory Board must meet the applicable qualifications of such advisory board in order to join.

Section 5.22 Community Matters. CNB agrees to support ESSA’s and ESSA Bank’s current and pending community matters support commitments and after the Effective Time shall provide annual community support in ESSA’s and ESSA Bank’s current market areas in an amount equal to or greater than the level of support provided by ESSA and/or ESSA Bank as of the date hereof, as set forth on ESSA Disclosure Schedule 5.22.

Section 5.23 Tax Representation Letters. CNB and ESSA each agree to (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 6.01(e) and (ii) deliver to Hogan Lovells US LLP and Luse Gorman PC, or other counsel described in Section 6.01(e), a tax representation letter, dated as of the date of the Effective Time (and, if required, as of the effective date of the Form S-4) and signed by an officer of CNB and ESSA, respectively, containing customary representations of CNB and ESSA as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP and Luse Gorman PC, or such other counsel described in Section 6.01(e), to render the opinion described in Section 6.01(e) on the date of the Effective Time (and, if required, on the effective date of the Form S-4).

Section 5.24 ESSA Bank Division. From and after the Bank Merger Effective Time, CNB Bank shall operate ESSA Bank as a division of CNB Bank under the branding “ESSA Bank, a division of CNB Bank.”

Section 5.25 Consent Order. CNB Bank hereby agrees to assume ESSA Bank’s obligations under the Consent Order upon consummation of the Bank Merger, in accordance with paragraph 59 of the Consent Order. If CNB Bank is required to agree to assume ESSA Bank’s obligations under the Consent Order in a separate written agreement, CNB Bank agrees to enter into such separate written agreement prior to the Closing Date.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of ESSA and CNB to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect, any requirements contained in the Regulatory Approvals to be completed on or before the Closing Date shall have been completed, and all statutory waiting periods in respect thereof shall have expired or been terminated. No Regulatory Approvals referred to in this Section 6.01(a) shall contain any condition, restriction or requirement which the CNB Board, on the one hand, or the ESSA Board, on the other hand, reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that CNB, on the one hand, or ESSA, on the other hand, would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof.

(b) Merger Registration Statement Effective. The Merger Registration Statement shall have been declared effective by the SEC and no stop order with respect thereto shall be in effect.

(c) NASDAQ Listing. The shares of CNB Stock issuable pursuant to this Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(d) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of such transactions.

(e) Tax Opinions. CNB shall have received a letter setting forth the written opinion of Hogan Lovells US LLP (or such other counsel reasonably acceptable to ESSA) in and form and substance reasonably satisfactory to CNB, dated as of the Closing Date, and ESSA shall have received a letter setting forth the written opinion of Luse Gorman, PC (or such other counsel reasonably acceptable to CNB) in form and substance reasonably satisfactory to ESSA, dated as of the Closing Date, in each case substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a tax free reorganization described in Section 368(a) of the Code.

(f) Shareholder Approval.

(i) This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of ESSA Stock.

(ii) The CNB Share Issuance shall have been duly approved by the requisite vote of the holders of outstanding shares of CNB Stock.

Section 6.02 Conditions to Obligations of CNB. The obligations of CNB to consummate the Merger also are subject to the fulfillment or written waiver by CNB prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of ESSA and ESSA Bank set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, will have or are reasonably likely to have a Material Adverse Effect on ESSA or the Surviving Corporation. CNB shall have received a certificate, dated the Closing Date, signed on behalf of ESSA by the Chief Executive Officer of ESSA to such effect.

(b) Performance of Obligations of ESSA. ESSA and ESSA Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CNB shall have received a certificate, dated the Closing Date, signed on behalf of ESSA by the Chief Executive Officer of ESSA to such effect.

(c) ESSA Voting Agreements. The ESSA Voting Agreements shall have been executed and delivered by each director and executive officer set forth on ESSA Disclosure Schedule 6.02(c) concurrently with ESSA’s execution and delivery of this Agreement and shall remain in effect and not have been revoked as of the Effective Time.

(d) Other Actions. ESSA shall have furnished CNB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.02 as CNB may reasonably request.

Section 6.03 Conditions to Obligations of ESSA. The obligations of ESSA to consummate the Merger also are subject to the fulfillment or written waiver by ESSA prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of CNB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, will have or are reasonably likely to have a Material Adverse Effect on CNB. ESSA shall have received a certificate, dated the Closing Date, signed on behalf of CNB by the Chief Executive Officer and the Chief Financial Officer of CNB to such effect.

(b) Performance of Obligations of CNB. CNB and CNB Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and ESSA shall have received a certificate, dated the Closing Date, signed on behalf of CNB by the Chief Executive Officer and the Chief Financial Officer of CNB to such effect.

(c) CNB Voting Agreements. The CNB Voting Agreements shall have been executed and delivered by each director and executive officer set forth on CNB Disclosure Schedule 6.03(c) concurrently with CNB’s execution and delivery of this Agreement and shall remain in effect and not have been revoked as of the Effective Time.

(d) Other Actions. CNB shall have furnished ESSA with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.03 as ESSA may reasonably request.

Section 6.04 Frustration of Closing Conditions. Neither CNB nor ESSA may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate any of the transactions contemplated by this Agreement, as required by and subject to this Article VI.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of CNB and ESSA.

(b) No Regulatory Approval. By CNB or ESSA, in the event the approval of any Governmental Authority required for consummation of the transactions contemplated by this Agreement shall have been denied by final, nonappealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c) Shareholder Approval. By either CNB or ESSA (provided that the terminating party shall not be in material breach of any of its obligations under Section 5.04), if the approval of the shareholders required to satisfy either of the conditions set forth in Section 6.01(f)(i) of Section 6.01(f)(ii) for the consummation of the transactions contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such ESSA shareholders in the case of the ESSA Meeting, or such CNB shareholders in the case of the CNB Meeting, or at any adjournment or postponement of the ESSA Meeting or the CNB Meeting.

(d) Breach of Representations and Warranties. By either CNB or ESSA (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the Merger under Section 6.02(a) (in the case of a breach of a representation or warranty by ESSA or ESSA Bank) or Section 6.03(a) (in the case of a breach of a representation or warranty by CNB).

(e) Breach of Covenants. By either CNB or ESSA (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing, provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(e) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party receiving the benefit of such covenant or agreement not to consummate the Merger under Section 6.02(b) (in the case of a breach of a covenant or agreement by ESSA or ESSA Bank) or Section 6.03(b) (in the case of a breach of a representation or warranty by CNB).

(f) Delay. By either CNB or ESSA if the Merger shall not have been consummated on or before January 9, 2026, unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(g) Failure to Recommend; Third-Party Acquisition Transaction; Etc.

(i) By CNB, if (i) ESSA shall have breached its obligations under Section 5.11, (ii) the ESSA Board shall have failed to make its recommendation referred to in Section 5.04(a), withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of CNB, (iii) the ESSA Board shall have recommended, proposed, or publicly announced its intention to recommend or propose, to engage in an Acquisition Transaction with any Person other than CNB or a Subsidiary of CNB or (iv) ESSA shall have materially breached its obligations under Section 5.04(a) by failing to call, give notice of, convene and hold the ESSA Meeting in accordance with Section 5.04(a).

(ii) By ESSA, subject to ESSA’s compliance with Section 7.02(a), if ESSA has received an Acquisition Proposal, and in accordance with Section 5.11 of this Agreement, the ESSA Board has made a determination that such Acquisition Proposal is a Superior Proposal and has determined to accept such Superior Proposal.

Section 7.02 Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by CNB while structuring and pursuing the Merger, the parties hereto agree that ESSA shall pay to CNB a termination fee of $8,800,000 within three (3) Business Days after written demand for payment is made by CNB, following the occurrence of any of the events set forth below:

(a) CNB or ESSA terminates this Agreement pursuant to Section 7.01(g)(i) or Section 7.01(g)(ii); or

(b) ESSA or ESSA Bank enters into a definitive agreement relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving ESSA or ESSA Bank within twelve (12) months following the termination of this Agreement by CNB pursuant to Section 7.01(d) or Section 7.01(e) because of a Willful Breach by ESSA or ESSA Bank after an Acquisition Proposal has been publicly announced or otherwise made known to ESSA.

(c) The amount payable by ESSA pursuant to this Section 7.02 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of CNB in the event of a termination due to breach of this Agreement in the circumstances specified in this Section 7.02.

Section 7.03 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 7.01 and Section 8.01 and (ii) other than a termination that results in a payment in accordance with Section 7.02, that termination will not relieve a breaching party from liability for money damages for any Willful Breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination. Nothing in Section 7.02 or this Section 7.03 shall be deemed to preclude either party from seeking specific performance in equity to enforce the terms of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Section 5.10(d), Section 7.02 and this Article VIII, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 8.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision to the extent permitted by applicable law or (b) amended or modified at any time, in either case by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the ESSA Meeting and the CNB Meeting, no amendment shall be made which by law requires further approval by the shareholders of ESSA or CNB, without obtaining such approval.

Section 8.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

Section 8.04 Governing Law and Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania, without regard for conflict of law provisions. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Western District of Pennsylvania, the United States District Court for the Eastern District of Pennsylvania, or of any state court located in the Commonwealth of Pennsylvania in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other the United States District Court for the Western District of Pennsylvania or any state court located in the Commonwealth of Pennsylvania.

Section 8.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement, including fees and expenses of its own financial consultants, accountants and legal counsel, except that printing expenses and SEC filing and registration fees shall be shared equally between CNB and ESSA; provided, however, that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s Willful Breach of any provision of this Agreement.

Section 8.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail (return receipt requested) or sent by reputable courier service to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto (with a copy provided to the email addresses specified below).

If to CNB:

CNB Financial Corporation

1 South Second Street

PO Box 42

Clearfield, PA 16830

Attention: Michael D. Peduzzi

Email: michael.peduzzi@cnbbank.bank

With a copy to:

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, DC 20004

Attention:	Richard A. Schaberg

Les Reese

Email:	richard.schaberg@hoganlovells.com

leslie.reese@hoganlovells.com

If to ESSA:

ESSA Bancorp, Inc.

200 Palmer Street

Stroudsburg, PA 18360

Attention:	Gary S. Olson
Email:	golson@essabank.com

With a copy to:

Luse Gorman, PC

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Attention:	John J. Gorman Marc Levy
Email:	jgorman@luselaw.com

mlevy@luselaw.com

Section 8.07 Entire Understanding; No Third-Party Beneficiaries. This Agreement (including the Disclosure Schedules), the Plan of Bank Merger, the ESSA Voting Agreements, the CNB Voting Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the transactions, and this Agreement, the Plan of Bank Merger, the ESSA Voting Agreements, the CNB Voting Agreements and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ right to enforce CNB’s obligation under Section 5.13, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and the New Board Members’ rights to enforce Sections 1.05(a) and (b), nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.08 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 8.09 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 8.10 Interpretation.

(a) Interpretation. When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) Confidential Supervisory Information. No representation, warranty, covenant or other agreement or provision contained in this Agreement shall be deemed to contemplate or require the disclosure of “confidential supervisory information” or other similar types of protected information, as such terms are defined in the regulations of any applicable “Bank Regulator” or Governmental Authority.

(c) The term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives by 5:00 p.m., Eastern time, on the day immediately prior to the date of this Agreement, (b) included in the virtual data room of a party by 5:00 p.m., Eastern time, on the day immediately prior to the date of this Agreement, or (c) filed or furnished by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date of this Agreement.

Section 8.11 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8.12 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER ACTION OR PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 8.13 Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

ARTICLE IX

ADDITIONAL DEFINITIONS

Section 9.01 Additional Definitions. In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder) involving ESSA or ESSA Bank: (a) any merger, consolidation, share exchange, business combination or other similar transactions; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of ESSA or ESSA Bank in a single transaction or series of transactions; (c) any tender offer or exchange offer for 25% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (d) any public announcement by any Person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Acquisition Transaction” means any of the following (other than the transactions contemplated hereunder): (a) a merger, consolidation, share exchange, business combination or any similar transaction, involving the relevant companies; (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of the relevant companies in a single transaction or series of transactions; (c) a tender offer or exchange offer for 25% or more of the outstanding shares of the capital stock of the relevant companies or the filing of a registration statement under the Securities Act in connection therewith; or (d) an agreement or commitment by the relevant companies to take any action referenced above.

“Affiliate” means, with respect to any Person, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer, director, manager or Person who beneficially owns more than ten percent of the equity or voting securities of such Person.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the FRB, the PADOBS and the FDIC, which regulates CNB, CNB Bank, ESSA or ESSA Bank, or any of their respective subsidiaries, as the case may be.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.

“CNB Bank Board” means the Board of Directors of CNB Bank.

“CNB Board” means the Board of Directors of CNB.

“CNB Disclosure Schedule” means the disclosure schedule delivered by CNB to ESSA on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article IV or its covenants in Article V (provided that (i) any information set forth in any one section of the CNB Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection of such CNB Disclosure Schedule if its relevance to the information called for in such Section or subsection is reasonably apparent on its face and (ii) the mere inclusion of an item in the CNB Disclosure Schedule shall not be deemed an admission by CNB that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on CNB).

“CNB Stock” means the common stock, no par value, of CNB.

“Consent Order” means the Consent Order dated May 30, 2023 entered into between ESSA Bank and the United States of America, as approved by the United States District Court for the Eastern District of Pennsylvania, Civil Action No. 23-cv-2065l

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Environmental Law” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) the protection or restoration of the environment, health, safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (c) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance, in each case as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESSA Bank Board” means the Board of Directors of ESSA Bank.

“ESSA Bank ESOP” means the Essa Bank & Trust Employee Stock Ownership Plan.

“ESSA Board” means the Board of Directors of ESSA.

“ESSA Disclosure Schedule” means the disclosure schedule delivered by ESSA to CNB on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article III or its covenants in Article V (provided that (i) any information set forth in any one section of the ESSA Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection of such ESSA Disclosure Schedule if its relevance to the information called for in such Section or subsection is reasonably apparent on its face and (ii) the mere inclusion of an item in the ESSA Disclosure Schedule shall not be deemed an admission by ESSA that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on ESSA).

“ESSA Equity Plan” means, individually and collectively, the ESSA Bancorp, Inc. 2016 Equity Incentive Plan, the ESSA Bancorp, Inc. 2024 Equity Incentive Plan and any other equity incentive plans or arrangements pursuant to which ESSA has or may have any obligation.

“ESSA Financial Statements” means (i) the audited balance sheets (including related notes and schedules, if any) of ESSA as of September 30, 2024 and 2023, and the related statements of income, stockholders’ equity and cash flows (including related notes and schedules, if any) of ESSA for each of the fiscal years ended September 30, 2024 and 2023, in each case accompanied by the audit report of S.R. Snodgrass, P.C., the independent registered public accounting firm of ESSA, and (ii) the unaudited interim financial statements of ESSA as of the end of and for the period ending each calendar quarter following September 30, 2024, as filed by ESSA in the ESSA SEC Documents.

“ESSA Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of ESSA or any of its Subsidiaries.

“ESSA Loan Property” means any property in which ESSA holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by ESSA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means such exchange agent as may be designated by CNB and reasonably acceptable to ESSA to act as agent for purposes of conducting the exchange procedures described in Article II.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLBP” means the Federal Home Loan Bank of Pittsburgh, or any successor thereto.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, currently or hereafter listed, or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present Environmental Laws, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise), but excluding substances of kinds and in amounts ordinarily and customarily used or stored in similar properties for the purposes of cleaning or other maintenance or operations.

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill associated therewith, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software; and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“IRS” means the Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the joint proxy statement and prospectus, satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act, and the rules and regulations thereunder, together with any amendments and supplements thereto, as prepared by CNB and ESSA and as delivered to holders of ESSA Stock in connection with the solicitation of their approval of this Agreement and to holders of CNB Stock in connection with the solicitation of their approval of the CNB Share Issuance.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge after reasonable inquiry of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Risk Officer or the Chief Human Resources Officer, in the case of ESSA, and the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or the Chief Experience Officer, in the case of CNB.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or preemptive right, right of first refusal or similar right of a third party with respect to such securities.

“Material Adverse Effect” means, with respect to CNB or ESSA, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of CNB and its Subsidiaries taken as a whole, or ESSA and its Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of either CNB or CNB Bank, on the one hand, or ESSA or ESSA Bank, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to financial institutions and/or their holding companies, or interpretations thereof by courts or any Bank Regulator or Governmental Authorities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), (G) actions and omissions of either party taken with the prior written consent, or at the request, of the other, or (H) the expenses incurred by either party in investigating, negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the financial services industry.

“NASDAQ” means The NASDAQ Stock Market LLC.

“PADOBS” means the Pennsylvania Department of Banking and Securities.

“Pandemic” means any outbreaks, epidemics or pandemics relating to any virus, including influenza, SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, and the governmental and other responses thereto.

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to a Pandemic.

“Per Share Consideration” means the product of (a) the Exchange Ratio and (b) the CNB Measurement Price.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests or any stock appreciation, phantom stock or similar rights with respect to such capital stock or other ownership interests.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.

“Superior Proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 25% of the combined voting power of the shares of ESSA Stock then outstanding or all or substantially all of the assets of ESSA and otherwise (a) on terms which the ESSA Board determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to ESSA’s shareholders than the transactions contemplated by this Agreement, and (b) that constitutes a transaction that, in the ESSA Board’s good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, any state law analogs or statutes of similar effect, including any statutes that require advance notice of plant closings, mass layoffs or similar group personnel or employment actions.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken if the Person reasonably should have known or had actual Knowledge that such act or failure to act would result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CNB FINANCIAL CORPORATION

By:	/s/ Michael D. Peduzzi
Name:	Michael D. Peduzzi
Title:	President and Chief Executive Officer

CNB BANK

By:	/s/ Michael D. Peduzzi
Name:	Michael D. Peduzzi
Title:	President and Chief Executive Officer

ESSA BANCORP, INC.

By:	/s/ Gary S. Olson
Name:	Gary S. Olson
Title:	President and Chief Executive Officer

ESSA BANK & TRUST

By:	/s/ Gary S. Olson
Name:	Gary S. Olson
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of ESSA Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is dated as of January 9, 2025, by and between [_________] (the “Shareholder”) and CNB Financial Corporation, a Pennsylvania corporation (“CNB”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, CNB, CNB Bank, a Pennsylvania-chartered nonmember bank and wholly-owned subsidiary of CNB (“CNB Bank”), ESSA Bancorp, Inc., a Pennsylvania corporation (“ESSA”), and ESSA Bank & Trust, a Pennsylvania-chartered stock savings bank and wholly-owned subsidiary of ESSA (“ESSA Bank”), are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which ESSA will merge with and into CNB, with CNB surviving, and immediately thereafter, ESSA Bank will merge with and into CNB Bank, with CNB Bank surviving, and in connection therewith, shares of ESSA Stock shall, at the Effective Time, be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder beneficially owns and has the power to vote or direct the voting of the number of shares of ESSA Stock identified on Exhibit A hereto (such shares, together with all shares of ESSA Stock with respect to which Shareholder subsequently acquires beneficial ownership, and has the power to vote or direct the voting of such shares, during the term of this Agreement, including the right to acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) through the exercise of any stock options, warrants or similar instruments, being referred to as the “Shares”); and

WHEREAS, it is a condition to the willingness of CNB to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of ESSA, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by CNB, Shareholder shall:

(a)	appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), in person or by proxy, all the Shares (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ESSA contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement.

Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement, (d) surrendering Shares to ESSA in connection with the vesting, settlement or exercise of ESSA equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of ESSA equity awards, the exercise price thereon, and (e) such transfers as CNB may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with CNB as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)

This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by CNB, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)

The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)

Except as set forth on Schedule 1, Shareholder is the record and beneficial owner of and has the power to vote or direct the voting of such Shares, or is the trustee that is the record holder of and has the power to vote or direct the voting of such Shares, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares set forth on Exhibit A hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of ESSA that the Shareholder has the power to vote or direct the voting of other than the Shares (other than shares of capital stock subject to stock options or warrants over which Shareholder will have no voting rights until the exercise of such stock options or warrants). Shareholder has the right to vote or direct the voting of the Shares and none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 4. Irrevocable Proxy. Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint CNB with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of ESSA, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of ESSA taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 7 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 5. No Solicitation. Subject to Section 10, from and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Shareholder, in his, her or its capacity as a shareholder of ESSA, shall not, nor shall Shareholder authorize any partner, officer, director, advisor or representative of Shareholder, or any of his, her or its affiliates to (and, to the extent applicable to Shareholder, Shareholder shall use reasonable best efforts to prohibit any of his, her or its representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than CNB) any confidential or non-public information or data with respect to ESSA or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal (other than the Merger Agreement), or (d) initiate a shareholders’ vote or action by consent of ESSA’s shareholders with respect to an Acquisition Proposal.

Section 6. Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to CNB if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, CNB will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that CNB has an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with CNB’s seeking or obtaining such equitable relief.

Section 7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated upon the earlier to occur of (a) the final adjournment of the ESSA Meeting or (b) the termination of the Merger Agreement in accordance with its terms. Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

Section 8. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 9. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10. Capacity as Shareholder. The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of ESSA, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of ESSA or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer, as applicable, of ESSA.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of Commonwealth of Pennsylvania, without regard for conflict of law provisions.

Section 12. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to CNB in accordance with Section 8.06 of the Merger Agreement and to the Shareholder at his, her or its address set forth on Exhibit A attached hereto (or at such other address for a party as shall be specified by like notice).

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

CNB FINANCIAL CORPORATION

By:
Name:	Michael D. Peduzzi
Title:	President and Chief Executive Officer

SHAREHOLDER

Name:

[Signature Page to Voting Agreement]

EXHIBIT A

NAME AND ADDRESS OF SHAREHOLDER	SHARES OF ESSA COMMON STOCK BENEFICIALLY OWNED

Exhibit B

Form of CNB Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is dated as of January 9, 2025, by and between [_________] (the “Shareholder”) and ESSA Bancorp, Inc., a Pennsylvania corporation (“ESSA”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, CNB Financial Corporation, a Pennsylvania corporation (“CNB”), CNB Bank, a Pennsylvania-chartered nonmember bank and wholly-owned subsidiary of CNB (“CNB Bank”), ESSA and ESSA Bank & Trust, a Pennsylvania-chartered stock savings bank and wholly-owned subsidiary of ESSA (“ESSA Bank”), are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which ESSA will merge with and into CNB, with CNB surviving, and immediately thereafter, ESSA Bank will merge with and into CNB Bank, with CNB Bank surviving, and in connection therewith, shares of ESSA Stock shall, at the Effective Time, be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder beneficially owns and has the power to vote or direct the voting of the number of shares of CNB Stock identified on Exhibit A hereto (such shares, together with all shares of CNB Stock with respect to which Shareholder subsequently acquires beneficial ownership, and has the power to vote or direct the voting of such shares, during the term of this Agreement, including the right to acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) through the exercise of any stock options, warrants or similar instruments, being referred to as the “Shares”); and

WHEREAS, it is a condition to the willingness of ESSA to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of CNB, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by ESSA, Shareholder shall:

(a)	appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), in person or by proxy, all the Shares (i) in favor of approval of the CNB Share Issuance; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of CNB contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement.

Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement, (d) surrendering Shares to CNB in connection with the vesting, settlement or exercise of CNB equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of CNB equity awards, the exercise price thereon, and (e) such transfers as ESSA may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with ESSA as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)

This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by ESSA, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)

The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)

Except as set forth on Schedule 1, Shareholder is the record and beneficial owner of and has the power to vote or direct the voting of such Shares, or is the trustee that is the record holder of and has the power to vote or direct the voting of such Shares, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares set forth on Exhibit A hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of CNB that the Shareholder has the power to vote or direct the voting of other than the Shares (other than shares of capital stock subject to stock options or warrants over which Shareholder will have no voting rights until the exercise of such stock options or warrants). Shareholder has the right to vote or direct the voting of the Shares and none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 4. Irrevocable Proxy. Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint ESSA with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of CNB, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of CNB taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 6 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 5. Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to ESSA if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, ESSA will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that ESSA has an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with ESSA’s seeking or obtaining such equitable relief.

Section 6. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated upon the earlier to occur of (a) the final adjournment of the CNB Meeting or (b) the termination of the Merger Agreement in accordance with its terms. Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

Section 7. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 8. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 9. Capacity as Shareholder. The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of CNB, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of CNB or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer, as applicable, of CNB.

Section 10. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of Commonwealth of Pennsylvania, without regard for conflict of law provisions.

Section 12. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to ESSA in accordance with Section 8.06 of the Merger Agreement and to the Shareholder at his, her or its address set forth on Exhibit A attached hereto (or at such other address for a party as shall be specified by like notice).

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ESSA BANCORP, INC.

By:
Name:
Title:

SHAREHOLDER

Name:

[Signature Page to Voting Agreement]

EXHIBIT A

NAME AND ADDRESS OF SHAREHOLDER	SHARES OF CNB COMMON STOCK BENEFICIALLY OWNED

ANNEX B

OPINION OF PIPER SANDLER & CO.

1251 AVENUE OF THE AMERICAS, 6TH FLOOR NEW YORK, NY 10020 P 212 466-7800 | TF 800 635-6851 Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

January 9, 2024

Board of Directors

CNB Financial Corporation

1 South Second Street

P.O. Box 42

Clearfield, PA 16830

Ladies and Gentlemen:

CNB Financial Corporation (“CNB”), CNB Bank, a wholly-owned subsidiary of CNB (“CNB Bank”), ESSA Bancorp, Inc. (“ESSA”) and ESSA Bank & Trust, a wholly-owned subsidiary of ESSA (“ESSA Bank”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which ESSA will merge with and into CNB with CNB as the surviving entity (the “Merger”) and immediately thereafter, ESSA Bank will merge with and into CNB Bank, with CNB Bank surviving. As set forth in the Agreement, each share of ESSA Stock issued and outstanding immediately prior to the Effective Time (other than certain shares of ESSA Stock as set forth in the Agreement) shall become and be converted into the right to receive 0.8547 shares of CNB Stock (the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to CNB.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement; (ii) certain publicly available financial statements and other historical financial information of CNB that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of ESSA and ESSA Bank that we deemed relevant; (iv) publicly available mean analyst earnings per share estimates for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual earnings growth rate for the years ending December 31, 2027 and December 31, 2028 and estimated dividends per share for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB; (v) certain financial projections for ESSA for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB; (vi) the pro forma financial impact of the Merger on CNB based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the divestiture of certain ESSA Bank branches and the sale of certain ESSA Bank loans subsequent to the closing of the Merger, as provided by the senior management of CNB and its representatives; (vii) the publicly reported historical price and trading activity for CNB Stock and ESSA Stock, including a comparison of certain stock trading information for CNB Stock, ESSA Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for CNB and ESSA with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of CNB and its representatives the business, financial condition, results of operations and prospects of CNB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by CNB and its representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the senior management of CNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of CNB or ESSA, nor have we been furnished with any such evaluations or appraisals. We render no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of CNB or ESSA or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of CNB or ESSA, any of their respective subsidiaries, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to CNB or ESSA or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for credit losses for both CNB and ESSA are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used publicly available mean analyst earnings per share estimates for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 and December 31, 2026, as well as an estimated long-term annual earnings growth rate for the years ending December 31, 2027 and December 31, 2028 and estimated dividends per share for CNB for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB. In addition, Piper Sandler used certain financial projections for ESSA for the quarter ending December 31, 2024 and the years ending December 31, 2025 through December 31, 2028, as provided by the senior management of CNB. Piper Sandler also received and used in its pro forma analysis certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the divestiture of certain ESSA Bank branches and the sale of certain ESSA Bank loans subsequent to the closing of the Merger, as provided by the senior management of CNB and its representatives. With respect to the foregoing information, the senior management of CNB confirmed to us that such information reflected (or in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available estimates and judgements of senior management as to the future financial performance of CNB and ESSA, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in CNB’s or ESSA’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that CNB and ESSA will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CNB, ESSA, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that CNB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of CNB Stock or ESSA Stock at any time, or what the value of CNB Stock will be once it is actually received by the holders of ESSA Stock.

We will receive a fee for rendering this opinion, which fee is non-contingent and will become due and payable in full upon delivery hereof. Piper Sandler has not provided any other investment banking services to CNB or CNB Bank in the two years preceding the date of this opinion. Piper Sandler did not provide any investment banking services to ESSA or ESSA Bank in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to CNB, ESSA and their respective affiliates. We may also actively trade the equity and debt securities of CNB and ESSA for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of CNB in connection with its consideration of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to CNB and does not address the underlying business decision of CNB to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for CNB or the effect of any other transaction in which CNB might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any CNB officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder, if any. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Merger Registration Statement and the Joint Proxy Statement/Prospectus to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to CNB.

Very truly yours,

ANNEX C

OPINION OF PNC FIG ADVISORY, PART OF PNC CAPITAL MARKETS LLC

January 9, 2025

Board of Directors

ESSA Bancorp, Inc.

200 Palmer Street

Stroudsburg, PA 18360

Dear Board of Directors:

This letter sets forth the opinion of PNC FIG Advisory, part of PNC Capital Markets LLC (“PNC”) as to the fairness, from a financial point of view, to the holders of the common stock of ESSA Bancorp, Inc. (“ESSA”) of Stroudsburg, Pennsylvania of the Exchange Ratio (as defined below) provided for in the Merger Agreement (as defined below) in connection with the merger of ESSA with and into CNB Financial Corporation (“CNB”) (such merger, the “Merger”). In the Merger, each share of the common stock, par value $0.01 per share, of ESSA (“ESSA Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.8547 (the “Exchange Ratio”) of a share of the common stock, no par value, of CNB (“CNB Common Stock”). Capitalized terms used herein without definition have the meanings assigned to them in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In rendering our opinion, we:

•	Reviewed a draft dated January 9, 2025 of the Agreement and Plan of Merger to be entered into by ESSA, ESSA Bank & Trust, CNB and CNB Bank (the “Merger Agreement”);

•

Reviewed (i) ESSA’s Form 10-K for the fiscal year ended September 30, 2024, including the financial statements contained therein, (ii) CNB’s Form 10-K for the fiscal year ended December 31, 2023, including the financial statements contained therein, (iii) CNB’s Form 10-Q for the quarter ended March 31, 2024, Form 10-Q for the quarter ended June 30, 2024, and Form 10-Q for the quarter ended September 30, 2024, including the financial statements contained therein, and (iv) ESSA Bank & Trust’s and CNB Bank’s respective quarterly call reports for September 30, 2024, June 30, 2024, March 31, 2024, December 31, 2023 and September 30, 2023;

•	Reviewed other publicly available information regarding ESSA and CNB, including research analysts’ estimates for CNB discussed with us by the management of CNB;

•

Reviewed certain non-public information provided to us by or on behalf of ESSA and CNB regarding ESSA and CNB (including financial projections and forecasts for ESSA provided to us by the management of ESSA and long-term growth rate and other assumptions for CNB provided to us by the management of CNB) and projected cost savings anticipated by the management of CNB to be realized from the Merger;

•	Reviewed recently reported stock prices and trading activity of ESSA Common Stock and CNB Common Stock;

•	Discussed the past and current operations, financial condition and future prospects of ESSA and CNB with senior executives of ESSA and CNB, respectively;

PNC Capital Markets LLC

Member of The PNC Financial Services Group

The Tower at PNC Plaza 300 Fifth Avenue Pittsburgh Pennsylvania 15222-2724

www.pnc.com

Products and services are offered through PNC Capital Markets LLC, a registered broker dealer, member FINRA and SIPC a subsidiary of PNC Bank, N.A.: Not FDIC Insured. No Bank or Federal Government Guarantee. May Lose Value.

•	Reviewed and analyzed certain publicly available financial and stock market data of banking companies that we selected as relevant to our analysis of ESSA and CNB;

•	Reviewed and analyzed certain publicly available financial data of transactions that we selected as relevant to our analysis of ESSA;

•	Considered CNB’s financial and capital position and certain potential pro forma financial effects of the Merger on CNB;

•	Conducted other analyses and reviewed other information we considered necessary or appropriate; and

•	Incorporated our assessment of the overall economic environment and market conditions, as well as our experience in mergers and acquisitions, bank stock valuations and other transactions.

In rendering our opinion, we also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information provided to us by or on behalf of ESSA and CNB (“Materials Received”) and publicly available information used in our analyses. PNC does not assume any responsibility for the accuracy, reasonableness and completeness of any of the foregoing Materials Received and publicly available information or for the independent verification thereof. Further, we have relied on the assurances of managements of ESSA and CNB that they are not aware of any facts or circumstances that would make any of the Materials Received inaccurate or misleading. With respect to the financial projections and forecasts for ESSA and research analysts’ estimates and long-term growth rate and other assumptions for CNB reviewed by us and other non-public information related to projected cost savings referred to above, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting (or, in the case of research analysts’ estimates, are consistent with) the best currently available estimates and judgments of the respective managements of ESSA and CNB, as the case may be, as to the future financial performance of ESSA and CNB and such cost savings and that the financial results reflected in such projections, forecasts, estimates and assumptions as well as such cost savings will be realized in the amounts and at the times projected. We assume no responsibility for and express no view as to any of the foregoing information reviewed by us or the assumptions on which they are based.

PNC is not an expert in the evaluation of deposit accounts or loan, mortgage or similar portfolios or allowances for losses with respect thereto and we were not requested to, and we did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. We assume no responsibility for and express no view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and we have assumed that each of ESSA and CNB has, and the pro forma combined company will have, appropriate reserves to cover any such losses. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of ESSA, CNB or any other party, and we have not been furnished with any such valuation or appraisal.

This opinion is based on conditions as they existed and the information we received, as of the date of this opinion. PNC does not have any obligation to update, revise or reaffirm this opinion. PNC expresses no opinion as to the actual value of CNB Common Stock when issued in the Merger or the prices at which ESSA Common Stock or CNB Common Stock might trade at any time.

PNC Capital Markets LLC

Member of The PNC Financial Services Group

The Tower at PNC Plaza 300 Fifth Avenue Pittsburgh Pennsylvania 15222-2724

www.pnc.com

Products and services are offered through PNC Capital Markets LLC, a registered broker dealer, member FINRA and SIPC a subsidiary of PNC Bank, N.A.: Not FDIC Insured. No Bank or Federal Government Guarantee. May Lose Value.

In rendering our opinion, we have assumed, with your consent, that the Merger and related transactions will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with your consent, that, in the course of obtaining the necessary governmental, regulatory and other third party approvals, consents and releases for the Merger, including with respect to applicable requirements set forth in the Consent Order or any divestiture or other requirements, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ESSA, CNB or the Merger (including the contemplated benefits thereof). We also have assumed, with your consent, that the final Merger Agreement will not differ from the draft reviewed by us in any respect material to our analyses or opinion. We further have assumed, with your consent, that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes.

We express no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified herein) of the Merger or any related transaction, including any matters relating to the Essa Bank & Trust Employee Stock Ownership Plan or the termination thereof. Our opinion does not address the relative merits of the Merger as compared to any other transaction or business strategy in which ESSA might engage or the merits of the underlying decision by ESSA to engage in the Merger. PNC expresses no opinion with respect to the fairness of the amount or nature of any compensation to any of the officers, directors, or employees of any party to the Merger, or any class of such persons, relative to the Exchange Ratio or otherwise.

PNC’s fairness committee has approved the issuance of this fairness opinion letter.

ESSA has engaged the services of PNC to act as its financial advisor in connection with the Merger and has agreed to pay PNC a fee for such services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon the closing of the Merger. In addition, portions of PNC’s fee became payable after the signing of our engagement agreement and after the execution of an exclusivity agreement between ESSA and CNB.

PNC Capital Markets LLC is a wholly owned subsidiary of The PNC Financial Services Group, Inc. (“PNC Financial”), a large diversified financial services company. PNC Financial and its affiliates are engaged in a broad range of financial services and securities activities. PNC Financial or an affiliate (other than PNC FIG Advisory) provides, or has provided, certain financial services to ESSA Bank & Trust, CNB and CNB Bank, including, among other things, providing various commercial banking services to ESSA Bank & Trust and CNB Bank and providing a 364-day revolving credit facility to CNB which has been renewed annually. We and our affiliates may from time to time purchase securities from, and sell securities to, ESSA Bank & Trust and CNB Bank. In the future, PNC Financial may pursue opportunities to provide financial services to ESSA or CNB, including the provision of investment banking or other consulting services by PNC Capital Markets LLC.

Our opinion is for the benefit of the Board of Directors of ESSA (in its capacity as such) and our opinion is rendered to the Board of Directors of ESSA in connection with its evaluation of the Merger. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Merger or any matter relating thereto.

PNC Capital Markets LLC

Member of The PNC Financial Services Group

The Tower at PNC Plaza 300 Fifth Avenue Pittsburgh Pennsylvania 15222-2724

www.pnc.com

Products and services are offered through PNC Capital Markets LLC, a registered broker dealer, member FINRA and SIPC a subsidiary of PNC Bank, N.A.: Not FDIC Insured. No Bank or Federal Government Guarantee. May Lose Value.

Based on the foregoing, our experience, and other factors we deemed relevant, it is our opinion that, as of the date hereof, that the Exchange Ratio provided for in the Merger Agreement in connection with the Merger is fair to the holders of ESSA Common Stock from a financial point of view.

Respectfully submitted,

/s/ PNC FIG Advisory

PNC FIG Advisory

PNC Capital Markets LLC

Member of The PNC Financial Services Group

The Tower at PNC Plaza 300 Fifth Avenue Pittsburgh Pennsylvania 15222-2724

www.pnc.com

Products and services are offered through PNC Capital Markets LLC, a registered broker dealer, member FINRA and SIPC a subsidiary of PNC Bank, N.A.: Not FDIC Insured. No Bank or Federal Government Guarantee. May Lose Value.

ANNEX D

CNB FINANCIAL CORPORATION 2025 OMNIBUS INCENTIVE PLAN

CNB FINANCIAL CORPORATION

2025 OMNIBUS INCENTIVE PLAN

D-i

	10.2	Restrictions		D-15
	10.3	Registration; Restricted Stock Certificates		D-16
	10.4	Rights of Holders of Restricted Stock		D-16
	10.5	Rights of Holders of Restricted Stock Units and Deferred Stock Units		D-16
		10.5.1	Voting and Dividend Rights	D-16
		10.5.2	Creditor’s Rights	D-17
	10.6	Termination of Service		D-17
	10.7	Purchase of Restricted Stock		D-17
	10.8	Delivery of Shares of Stock		D-17

11.	TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS AND OTHER EQUITY- BASED AWARDS			D-17
	11.1	Unrestricted Stock Awards		D-17
	11.2	Other Equity-Based Awards		D-18

12.	TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS			D-18
	12.1	Dividend Equivalent Rights		D-18
	12.2	Termination of Service		D-18

13.	TERMS AND CONDITIONS OF PERFORMANCE-BASED AWARDS			D-18
	13.1	Grant of Performance-Based Awards		D-18
	13.2	Value of Performance-Based Awards		D-19
	13.3	Earning of Performance-Based Awards		D-19
	13.4	Form and Timing of Payment of Performance-Based Awards		D-19
	13.5	Performance Conditions		D-19

14.	FORMS OF PAYMENT			D-19
	14.1	General Rule		D-19
	14.2	Surrender of Shares of Stock		D-19
	14.3	Cashless Exercise		D-20
	14.4	Other Forms of Payment		D-20

15.	REQUIREMENTS OF LAW			D-20
	15.1	General		D-20
	15.2	Rule 16b-3		D-21

16.	EFFECT OF CHANGES IN CAPITALIZATION			D-21
	16.1	Changes in Stock		D-21
	16.2	Reorganization in Which the Company Is the Surviving Entity Which Does not Constitute a Change in Control		D-21
	16.3	Change in Control in which Awards are not Assumed		D-22
	16.4	Change in Control in which Awards are Assumed		D-23
	16.5	Adjustments.		D-23
	16.6	No Limitations on Company		D-23
17.	PARACHUTE LIMITATIONS			D-23

18.	GENERAL PROVISIONS			D-24
	18.1	Disclaimer of Rights		D-24
	18.2	Nonexclusivity of the Plan		D-24
	18.3	Withholding Taxes		D-24
	18.4	Captions		D-25
	18.5	Construction		D-25
	18.6	Other Provisions		D-25
	18.7	Number and Gender		D-25
	18.8	Severability		D-25
	18.9	Governing Law		D-26
	18.10	Section 409A of the Code		D-26

D-ii

CNB FINANCIAL CORPORATION

2025 OMNIBUS INCENTIVE PLAN

1.	PURPOSE

The Plan is intended to (a) provide eligible individuals with an incentive to contribute to the success of the Company and to operate and manage the Company’s business in a manner that will provide for the Company’s long-term growth and profitability and that will benefit its stockholders and other important stakeholders, including its employees and customers, and (b) provide a means of recruiting, rewarding, and retaining key personnel. To this end, the Plan provides for the grant of Awards of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Unrestricted Stock, Dividend Equivalent Rights, and Other Equity-Based Awards. Any of these Awards may, but need not, be made as performance incentives to reward the holders of such Awards for the achievement of performance conditions in accordance with the terms of the Plan. Options granted under the Plan may be Nonqualified Stock Options or Incentive Stock Options, as provided herein.

2.	DEFINITIONS

For purposes of interpreting the Plan documents, including the Plan and Award Agreements, the following capitalized terms shall have the meanings specified below, unless the context clearly indicates otherwise:

2.1 “Affiliate” shall mean any Person that controls, is controlled by, or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including any Subsidiary. For purposes of grants of Options or Stock Appreciation Rights, an entity may not be considered an Affiliate unless the Company holds a Controlling Interest in such entity. “Controlling Interest” shall have the meaning set forth in Treasury Regulation Section 1.414(c)-2(b)(2)(i); provided that (a) except as specified in clause (b) below, an interest of “at least 50 percent” shall be used instead of an interest of “at least 80 percent” in each case where “at least 80 percent” appears in Treasury Regulation Section 1.414(c)-2(b)(2)(i), and (b) where a grant of Options or Stock Appreciation Rights is based upon a legitimate business criterion, an interest of “at least 20 percent” shall be used instead of an interest of “at least 80 percent” in each case where “at least 80 percent” appears in Treasury Regulation Section 1.414(c)-2(b)(2)(i).

2.2 “Applicable Laws” shall mean the legal requirements relating to the Plan and the Awards under (a) applicable provisions of the Code, the Securities Act, the Exchange Act, any rules or regulations thereunder, and any other laws, rules, regulations, and government orders of any jurisdiction applicable to the Company or its Affiliates, (b) applicable provisions of the corporate, securities, tax, and other laws, rules, regulations, and government orders of any jurisdiction applicable to Awards granted to residents thereof, and (c) the rules of any Stock Exchange or Securities Market on which the Stock is listed or publicly traded.

2.3 “Award” shall mean a grant under the Plan of an Option, a Stock Appreciation Right, Restricted Stock, a Restricted Stock Unit, a Deferred Stock Unit, Unrestricted Stock, a Dividend Equivalent Right, or an Other Equity-Based Award.

2.4 “Award Agreement” shall mean the written agreement, in such written, electronic, or other form as determined by the Committee, between the Company and a Grantee that evidences and sets forth the terms and conditions of an Award.

2.5 “Benefit Arrangement” shall mean any formal or informal plan or other arrangement for the direct or indirect provision of compensation to a Grantee (including groups or classes of Grantees or beneficiaries of which the Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Grantee.

2.6 “Board” shall mean the Board of Directors of the Company.

2.7 “Cause” shall have the meaning set forth in an applicable agreement between a Grantee and the Company or an Affiliate, and in the absence of any such agreement, shall mean, with respect to any Grantee and as determined by the Committee, (a) willful commission by the Grantee of a criminal or other act that causes substantial economic damage to the Company or substantial injury to the business reputation of the Company; (b) the commission by the Grantee of an act of fraud in the performance of such Grantee’s duties on behalf of the Company; or (c) the continuing failure of the Grantee to perform the duties of such Grantee to the Company (other than such failure resulting from the Grantee’s incapacity due to physical or mental illness) after written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to be heard and cure such failure are given to the Grantee by the Board or the Committee. For purposes of this Plan, no act or failure to act on the Grantee’s part shall be considered “willful” unless done or omitted to be done by the Grantee not in good faith and without reasonable belief that the Grantee’s action or omission was in the best interests of the Company. Any determination by the Committee regarding whether an event constituting Cause shall have occurred shall be final, binding, and conclusive.

2.8 “Capital Stock” shall mean, with respect to any Person, any and all shares, interests, participations, or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Effective Date or issued thereafter, including, without limitation, all shares of Stock.

2.9 “Change in Control” shall mean, subject to Section 18.10, the occurrence of any of the following:

(a) Any Person (other than the Company or any Affiliate) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing (i) 50% or more of the combined voting power of the Company’s then-outstanding securities or (ii) 25% or more, but less than 50%, of the combined voting power of the Company’s then-outstanding securities if such transaction(s) giving rise to such beneficial ownership are not approved by the Board;

(b) Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) (together with any new directors whose election by such Incumbent Board or whose nomination by such Incumbent Board for election by the stockholders of the Company was approved by a vote of at least a majority of the members of such Incumbent Board then in office who either were members of such Incumbent Board or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of such Board then in office;

(c) The Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company (regardless of whether the Company is the surviving Person), other than any such transaction in which the holders of securities that represented one hundred percent (100%) of the combined voting power of the securities of the Company immediately prior to such reorganization, merger, or consolidation (or other securities into which such securities are converted as part of such reorganization, merger, or consolidation) own, directly or indirectly, at least a majority of the combined voting power of the securities of the surviving Person (or parent thereof) in such reorganization, merger, or consolidation transaction immediately after such transaction;

(d) The consummation of any direct or indirect sale, lease, transfer, conveyance, or other disposition (other than by way of reorganization, merger, or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person or Group (other than the Company or any Affiliate); or

(e) The liquidation, winding up, or dissolution of the Company.

The Board shall have full and final authority, in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto.

2.10 “Code” shall mean the Internal Revenue Code of 1986, as now in effect or as hereafter amended, and any successor thereto. References in the Plan to any Code Section shall be deemed to include, as applicable, regulations and guidance promulgated under such Code Section.

2.11 “Committee” shall mean a committee of, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.1.2 and Section 3.1.3 (or, if no Committee has been so designated, the Board).

2.12 “Company” shall mean CNB Financial Corporation, a Pennsylvania corporation, and any successor thereto.

2.13 “Deferred Stock Unit” shall mean a Restricted Stock Unit, the terms of which provide for delivery of the underlying shares of Stock, cash, or a combination thereof subsequent to the date of vesting, at a time or times consistent with the requirements of Code Section 409A.

2.14 “Disability” shall mean the inability of a Grantee to perform each of the essential duties of such Grantee’s position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than twelve (12) months; provided that, with respect to rules regarding the expiration of an Incentive Stock Option following termination of a Grantee’s Service, Disability shall mean the inability of such Grantee to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

2.15 “Disqualified Individual” shall have the meaning set forth in Code Section 280G(c).

2.16 “Dividend Equivalent Right” shall mean a right, granted to a Grantee pursuant to Section 12, entitling the Grantee thereof to receive, or to receive credits for the future payment of, cash, Stock, other Awards, or other property equal in value to dividend payments or distributions, or other periodic payments, declared or paid with respect to a number of shares of Stock specified in such Dividend Equivalent Right (or other Award to which such Dividend Equivalent Right relates) as if such shares of Stock had been issued to and held by the Grantee of such Dividend Equivalent Right as of the record date.

2.17 “Effective Date” shall mean, subject to Section 5.1, January 21, 2025, which is the date the Plan was adopted by the Board.

2.18 “Employee” shall mean, as of any date of determination, an employee (including an officer) of the Company or an Affiliate.

2.19 “Exchange Act” shall mean the Securities Exchange Act of 1934, as now in effect or as hereafter amended, and any successor thereto.

2.20 “Fair Market Value” shall mean the fair market value of a share of Stock for purposes of the Plan, which shall be, as of any date of determination:

(a) If on such date the shares of Stock are listed on a Stock Exchange, or are publicly traded on another Securities Market, the Fair Market Value of a share of Stock shall be the closing price of the Stock as reported on such Stock Exchange or such Securities Market (provided that, if there is more than one such Stock Exchange or Securities Market, the Committee shall designate the appropriate Stock Exchange or Securities Market for purposes of the Fair Market Value determination). If there is no such reported closing price on such date, the Fair Market Value of a share of Stock shall be the closing price of the Stock on the next preceding day on which any sale of Stock shall have been reported on such Stock Exchange or such Securities Market.

(b) If on such date the shares of Stock are not listed on a Stock Exchange or publicly traded on a Securities Market, the Fair Market Value of a share of Stock shall be the value of the Stock as determined by the Committee by the reasonable application of a reasonable valuation method, in a manner consistent with Code Section 409A.

Notwithstanding this Section 2.20 or Section 18.3, for purposes of determining taxable income and the amount of the related tax withholding obligation pursuant to Section 18.3, the Fair Market Value will be determined by the Committee in good faith using any reasonable method as it deems appropriate, to be applied consistently with respect to Grantees; provided, further, that the Committee shall determine the Fair Market Value of shares of Stock due in connection with sales, by or on behalf of a Grantee, of such shares of Stock subject to an Award to pay the Option Price, SAR Price, and/or any tax withholding obligation on the same date on which such shares may first be sold pursuant to the terms of the applicable Award Agreement (including broker-assisted cashless exercises of Options and Stock Appreciation Rights, as described in Section 14.3, and sell-to-cover transactions) in any manner consistent with applicable provisions of the Code, including but not limited to using the sale price of such shares on such date (or if sales of such shares are effectuated at more than one sale price, the weighted average sale price of such shares on such date) as the Fair Market Value of such shares, so long as such Grantee has provided the Company, or its designee or agent, with advance written notice of such sale.

2.21 “Family Member” shall mean, with respect to any Grantee as of any date of determination, (a) a Person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of such Grantee, (b) any Person sharing such Grantee’s household (other than a tenant or employee), (c) a trust in which any one or more of the Persons specified in clauses (a) and (b) above own more than fifty percent (50%) of the beneficial interest, (d) a foundation in which any one or more of the Persons specified in clauses (a) and (b) above (or such Grantee) control the management of assets, and (e) any other entity in which one or more of the Persons specified in clauses (a) and (b) above (or such Grantee) own more than fifty percent (50%) of the voting interests.

2.22 “Grant Date” shall mean, as determined by the Committee, the latest to occur of (a) the date as of which the Committee approves the Award, (b) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6 hereof, or (c) such subsequent date specified by the Committee in the corporate action approving the Award.

2.23 “Grantee” shall mean a Person who receives or holds an Award under the Plan.

2.24 “Incentive Stock Option” shall mean an “incentive stock option” within the meaning of Code Section 422.

2.25 “Nonqualified Stock Option” shall mean an Option that is not an Incentive Stock Option.

2.26 “Non-Employee Director” shall have the meaning set forth in Rule 16b-3 under the Exchange Act.

2.27 “Officer” shall have the meaning set forth in Rule 16a-1(f) under the Exchange Act.

2.28 “Option” shall mean an option to purchase one or more shares of Stock at a specified Option Price awarded to a Grantee pursuant to Section 8.

2.29 “Option Price” shall mean the per share exercise price for shares of Stock subject to an Option.

2.30 “Other Agreement” shall mean any agreement, contract, or understanding heretofore or hereafter entered into by a Grantee with the Company or an Affiliate, except an agreement, contract, or understanding that expressly addresses Code Section 280G and/or Code Section 4999.

2.31 “Other Equity-Based Award” shall mean an Award representing a right or other interest that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to Stock, other than an Option, a Stock Appreciation Right, Restricted Stock, a Restricted Stock Unit, a Deferred Stock Unit, Unrestricted Stock, or a Dividend Equivalent Right.

2.32 “Parachute Payment” shall mean a “parachute payment” within the meaning of Code Section 280G(b)(2).

2.33 “Performance-Based Award” shall mean an Award made subject to the achievement of performance conditions over a Performance Period specified by the Committee.

2.34 “Performance Period” shall mean the period of time, up to ten (10) years, during or over which the performance goals under Performance-Based Awards must be met in order to determine the degree of payout and/or vesting with respect to any such Performance-Based Awards.

2.35 “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof; provided that, for purposes of Section 2.9, Person shall have the meaning set forth in Sections 13(d) and 14(d)(2) of the Exchange Act.

2.36 “Plan” shall mean this CNB Financial Corporation 2025 Omnibus Incentive Plan, as amended from time to time.

2.37 “Prior Plan” shall mean the CNB Financial Corporation 2019 Omnibus Incentive Plan.

2.38 “Restricted Period” shall mean a period of time established by the Committee during which an Award of Restricted Stock, Restricted Stock Units, or Deferred Stock Units is subject to restrictions.

2.39 “Restricted Stock” shall mean shares of Stock awarded to a Grantee pursuant to Section 10.

2.40 “Restricted Stock Unit” shall mean a bookkeeping entry representing the equivalent of one (1) share of Stock awarded to a Grantee pursuant to Section 10 that may be settled, subject to the terms and conditions of the applicable Award Agreement, in shares of Stock, cash, or a combination thereof.

2.41 “SAR Price” shall mean the per share exercise price of a SAR.

2.42 “Securities Act” shall mean the Securities Act of 1933, as now in effect or as hereafter amended, and any successor thereto.

2.43 “Securities Market” shall mean an established securities market.

2.44 “Separation from Service” shall have the meaning set forth in Code Section 409A.

2.45 “Service” shall mean service qualifying a Grantee as a Service Provider to the Company or an Affiliate. Unless otherwise provided in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, any determination by the Committee whether a termination of Service shall have occurred for purposes of the Plan shall be final, binding, and conclusive. If a Service Provider’s employment or other Service relationship is with an Affiliate and the applicable entity ceases to be an Affiliate, a termination of Service shall be deemed to have occurred when such entity ceases to be an Affiliate unless the Service Provider transfers his or her employment or other Service relationship to the Company or any other Affiliate.

2.46 “Service Provider” shall mean (a) an Employee or director of the Company or an Affiliate, or (b) a consultant or adviser to the Company or an Affiliate (i) who is a natural person, (ii) who provides bona fide services to the Company or an Affiliate, and (iii) whose services are not in connection with the Company’s offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s Capital Stock.

2.47 “Service Recipient Stock” shall have the meaning set forth in Code Section 409A.

2.48 “Share Limit” shall have the meaning set forth in Section 4.1.

2.49 “Short-Term Deferral Period” shall have the meaning set forth in Code Section 409A.

2.50 “Stock” shall mean common stock, no par value per share, of the Company, or any security into which shares of Stock may be changed or for which shares of Stock may be exchanged as provided in Section 16.1.

2.51 “Stock Appreciation Right” or “SAR” shall mean a right granted to a Grantee pursuant to Section 9.

2.52 “Stock Exchange” shall mean the NASDAQ Stock Market, the New York Stock Exchange, or another established national or regional stock exchange.

2.53 “Subsidiary” shall mean any corporation (other than the Company) or non-corporate entity with respect to which the Company owns, directly or indirectly, fifty percent (50%) or more of the total combined voting power of all classes of stock, membership interests or other ownership interests of any class or kind ordinarily having the power to vote for the directors, managers, or other voting members of the governing body of such corporation or non-corporate entity; provided however, for purposes of Incentive Stock Options, Subsidiary means any “subsidiary corporation” of the Company within the meaning of Code Section 424(f). In addition, any other entity may be designated by the Committee as a Subsidiary, provided that (a) such entity could be considered as a subsidiary according to generally accepted accounting principles in the United States of America and (b) in the case of an Award of Options or Stock Appreciation Rights, such Award would be considered to be granted in respect of Service Recipient Stock under Code Section 409A.

2.54 “Substitute Award” shall mean an Award granted under the Plan in substitution for outstanding awards previously granted under a compensatory plan of a business entity acquired or to be acquired by the Company or an Affiliate or with which the Company or an Affiliate has combined or will combine.

2.55 “Ten Percent Stockholder” shall mean a natural Person who owns more than ten percent (10%) of the total combined voting power of all classes of voting Capital Stock of the Company, the Company’s parent (if any), or any of the Company’s Subsidiaries. In determining stock ownership, the attribution rules of Code Section 424(d) shall be applied.

2.56 “Unrestricted Stock” shall mean Stock that is free of any restrictions.

3.	ADMINISTRATION OF THE PLAN

3.1	Committee.

3.1.1	Powers and Authorities.

The Committee shall administer the Plan and shall have such powers and authorities related to the administration of the Plan as are consistent with the Company’s certificate of incorporation and bylaws and Applicable Laws. Without limiting the generality of the foregoing, the Committee shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award, or any Award Agreement and shall have full power and authority to take all such other actions and to make all such other determinations not inconsistent with the specific terms and provisions of the Plan which the Committee deems to be necessary or appropriate to the administration of the Plan, any Award, or any Award Agreement. All such actions and determinations shall be made by (a) the affirmative vote of a majority of the members of the Committee present at a meeting at which a quorum is present, or (b) the unanimous consent of the members of the Committee executed in writing or evidenced by electronic transmission in accordance with the Company’s certificate of incorporation and bylaws and Applicable Laws. Unless otherwise expressly determined by the Board, the Committee shall have the authority to interpret and construe all provisions of the Plan, any Award, and any Award Agreement, and any such interpretation or construction, and any other determination contemplated to be made under the Plan or any Award Agreement, by the Committee shall be final, binding, and conclusive on all Persons, whether or not expressly provided for in any provision of the Plan, such Award, or such Award Agreement.

In the event that the Plan, any Award, or any Award Agreement provides for any action to be taken by the Board or any determination to be made by the Board, such action may be taken or such determination may be made by the Committee constituted in accordance with this Section 3.1 if the Board has delegated the power and authority to do so to such Committee.

3.1.2	Composition of the Committee.

The Committee shall be a committee composed of not fewer than two (2) directors of the Company designated by the Board to administer the Plan. Each member of the Committee shall be (a) a Non-Employee Director and (b) an independent director in accordance with the rules of any Stock Exchange or Securities Market on which the Stock is listed or publicly traded; provided that any action taken by the Committee shall be valid and effective whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 3.1.2 or otherwise provided in any charter of the Committee. Without limiting the generality of the foregoing, the Committee may be the Executive Compensation Committee of the Board or a subcommittee thereof, if the Executive Compensation Committee of the Board or such subcommittee satisfies the foregoing requirements.

3.1.3	Other Committees.

The Board also may appoint one or more committees of the Board, each composed of one or more directors of the Company who need not satisfy the requirements for membership set forth in Section 3.1.2, which (a) may administer the Plan with respect to Grantees who are not Officers or directors of the Company, (b) may grant Awards under the Plan to such Grantees, and (c) may determine all terms of such Awards, in each case, subject, if applicable, to the requirements of Rule 16b-3 under the Exchange Act and the rules of any Stock Exchange or Securities Market on which the Stock is listed or publicly traded.

3.1.4	Delegation by the Committee.

To the extent permitted by Applicable Laws, the Committee may, by resolution, delegate some or all of its authority with respect to the Plan and Awards to the President and Chief Executive Officer of the Company and/or any other officer of the Company designated by the Committee, provided that the Committee may not delegate its authority hereunder (a) to make Awards to directors of the Company, (b) to make Awards to Employees who are (i) Officers or (ii) officers of the Company who are delegated authority by the Committee pursuant to this Section 3.1.4, or (c) to interpret the Plan, any Award, or any Award Agreement. Any delegation hereunder will be subject to the restrictions and limits that the Committee specifies at the time of such delegation or thereafter. Nothing in the Plan will be construed as obligating the Committee to delegate authority to any officer of the Company, and the Committee may at any time rescind the authority delegated to an officer of the Company appointed hereunder and delegate authority to one or more other officers of the Company. At all times, an officer of the Company delegated authority pursuant to this Section 3.1.4 will serve in such capacity at the pleasure of the Committee. Any action undertaken by any such officer of the Company in accordance with the Committee’s delegation of authority will have the same force and effect as if undertaken directly by the Committee, and any reference in the Plan to the “Committee” will, to the extent consistent with the terms and limitations of such delegation, be deemed to include a reference to each such officer.

3.2	Board.

The Board, from time to time, may exercise any or all of the powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 and other applicable provisions of the Plan, as the Board shall determine, consistent with the Company’s certificate of incorporation and bylaws and Applicable Laws.

3.3	Terms of Awards.

3.3.1	Committee Authority.

Subject to the other terms and conditions of the Plan, the Committee shall have full and final authority to:

(a) designate Grantees;

(b) determine the type or types of Awards to be made to a Grantee;

(c) determine the number of shares of Stock to be subject to an Award or to which an Award relates;

(d) accelerate the vesting or exercisability of Awards;

(e) establish the terms and conditions of each Award (including the Option Price, the SAR Price, and the purchase price for applicable Awards; the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto; the treatment of an Award in the event of a Change in Control (subject to applicable agreements); and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options);

(f) prescribe the form of each Award Agreement evidencing an Award;

(g) subject to the limitation on repricing in Section 3.4, amend, modify, or supplement the terms of any outstanding Award, which authority shall include the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to make Awards or to modify outstanding Awards made to eligible natural Persons who are foreign nationals or are natural Persons who are employed outside the United States to reflect differences in local law, tax policy, or custom; provided that, notwithstanding the foregoing, no amendment, modification, or supplement of the terms of any outstanding Award shall, without the consent of the Grantee thereof, materially impair such Grantee’s rights under such Award; and

(h) make Substitute Awards.

3.3.2	Forfeiture; Recoupment.

(a) The Committee may reserve the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee with respect to an Award thereunder on account of actions taken by, or failed to be taken by, such Grantee in violation or breach of, or in conflict with, any (i) employment agreement, (ii) non-competition agreement, (iii) agreement prohibiting solicitation of Employees or clients of the Company or an Affiliate, (iv) confidentiality obligation with respect to the Company or an Affiliate, (v) Company or Affiliate policy or procedure, (vi) other agreement, or (vii) other obligation of such Grantee to the Company or an Affiliate, as and to the extent specified in such Award Agreement. If the Grantee of an outstanding Award is an Employee of the

Company or an Affiliate and such Grantee’s Service is terminated for Cause, the Committee may annul such Grantee’s outstanding Award as of the date of the Grantee’s termination of Service for Cause.

(b) Any Award granted pursuant to the Plan shall be subject to mandatory repayment by the Grantee to the Company (i) to the extent set forth in this Plan or an Award Agreement or (ii) to the extent the Grantee is, or in the future becomes, subject to (A) any Company or Affiliate “clawback” or recoupment policy that is adopted to comply with the requirements of any Applicable Laws, or (B) any Applicable Laws which impose mandatory recoupment, under circumstances set forth in such Applicable Laws.

3.4	No Repricing Without Stockholder Approval.

Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, shares of Stock, other securities, or other property), stock split, extraordinary dividend, recapitalization, Change in Control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of Stock, or other securities or similar transaction), the Company may not: (a) amend the terms of outstanding Options or SARs to reduce the Option Price or SAR Price, as applicable, of such outstanding Options or SARs; (b) cancel or assume outstanding Options or SARs in exchange for or substitution of Options or SARs with an Option Price or SAR Price, as applicable, that is less than the Option Price or SAR Price, as applicable, of the original Options or SARs; or (c) cancel or assume outstanding Options or SARs with an Option Price or SAR Price, as applicable, above the current Fair Market Value in exchange for cash, Awards, or other securities, in each case, unless such action is subject to and approved by the Company’s stockholders.

3.5	Deferral Arrangement.

The Committee may permit or require the deferral of any payment pursuant to any Award into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or Dividend Equivalent Rights and, in connection therewith, provisions for converting such credits into Deferred Stock Units; provided that no Dividend Equivalent Rights may be granted in connection with, or related to, an Award of Options or SARs. Any such deferrals shall be made in a manner that complies with Code Section 409A, including, if applicable, with respect to when a Separation from Service occurs.

3.6	No Liability.

To the extent permitted under Applicable Laws and the organizational documents of the Company, no member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan, any Award, or any Award Agreement. Notwithstanding any provision of the Plan to the contrary, neither the Company, an Affiliate, the Board, the Committee, nor any person acting on behalf of the Company, an Affiliate, the Board, or the Committee will be liable to any Grantee or to the estate or beneficiary of any Grantee or to any other holder of an Award under the Plan by reason of any acceleration of income, or any additional tax (including any interest and penalties), asserted by reason of the failure of an Award to satisfy the requirements of Code Section 422 or Code Section 409A or by reason of Code Section 4999, or otherwise asserted with respect to the Award; provided, that this Section 3.6 shall not affect any of the rights or obligations set forth in an applicable agreement between the Grantee and the Company or an Affiliate.

3.7	Registration; Share Certificates.

Notwithstanding any provision of the Plan to the contrary, the ownership of the shares of Stock issued under the Plan may be evidenced in such a manner as the Committee, in its sole discretion, deems appropriate, including by book-entry or direct registration (including transaction advices) or the issuance of one or more share certificates.

4.	STOCK SUBJECT TO THE PLAN

4.1	Number of Shares of Stock Available for Awards.

Subject to such additional shares of Stock as shall be available for issuance under the Plan pursuant to Section 4.2, and subject to adjustment pursuant to Section 16, the maximum number of shares of Stock reserved for issuance under the Plan shall be equal to the sum of (a) seven hundred fifty thousand (750,000) shares of Stock, plus (b) the number of shares of Stock available for future awards under the Prior Plan as of the Effective Date, plus (c) the number of shares of Stock related to awards outstanding under the Prior Plan as of the Effective Date that thereafter terminate by expiration or forfeiture, cancellation, or otherwise without the issuance of such shares of Stock and become available for issuance under the Plan (the “Share Limit”). Such shares of Stock may be authorized and unissued shares of Stock, treasury shares of Stock, or any combination of the foregoing, as may be determined from time to time by the Board or by the Committee. Any of the shares of Stock reserved and available for issuance under the Plan may be used for any type of Award under the Plan, and any or all of the shares of Stock reserved for issuance under the Plan shall be available for issuance pursuant to Incentive Stock Options.

4.2	Adjustments in Authorized Shares of Stock.

In connection with mergers, reorganizations, separations, or other transactions to which Code Section 424(a) applies, the Committee shall have the right to cause the Company to assume awards previously granted under a compensatory plan of another business entity that is a party to such transaction and/or to grant Substitute Awards under the Plan for such awards. Assumed awards shall not, but Substitute Awards shall, reduce the number of shares of Stock otherwise available for issuance under the Plan, and shares available for issuance under a stockholder-approved plan of a business entity that is a party to such transaction (as appropriately adjusted, if necessary, to reflect such transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Stock otherwise available for issuance under the Plan, subject to applicable rules of any Stock Exchange or Securities Market on which the Stock is listed or publicly traded.

4.3	Share Usage.

(a) Shares of Stock covered by an Award shall be counted as used as of the Grant Date for purposes of calculating the number of shares of Stock available for issuance under Section 4.1.

(b) Any shares of Stock that are subject to Awards, including shares of Stock acquired through dividend reinvestment pursuant to Section 10, will be counted against the Share Limit as one (1) share of Stock for every one (1) share of Stock subject to the Award. The number of shares of Stock subject to an Award of SARs will be counted against the Share Limit as one (1) share of Stock for every one (1) share of Stock subject to such Award, regardless of the number of shares of Stock actually issued to settle such SARs upon the exercise of the SARs.

(c) If any shares of Stock covered by an Award under the Plan or any award outstanding under the Prior Plan as of the Effective Date are not purchased or are forfeited or expire or otherwise terminate without delivery of any Stock subject thereto or are settled in cash in lieu of shares, then the number of shares of Stock with respect to such Award or award shall, to the extent of any such forfeiture, termination, expiration, or settlement, again be available for making Awards under the Plan.

(d) The number of shares of Stock available for issuance under the Plan will not be increased by the number of shares of Stock (i) tendered, withheld, or subject to an Award granted under the Plan surrendered in connection with the purchase of shares of Stock upon exercise of an Option, (ii) that were not issued upon the net settlement or net exercise of a Stock-settled SAR granted under the Plan, (iii) deducted or delivered from payment of an Award granted under the Plan in connection with the Company’s tax withholding obligations as provided in Section 18.3, or (iv) purchased by the Company with proceeds from Option exercises.

5.	EFFECTIVE DATE; TERM; AMENDMENT AND TERMINATION

5.1	Effective Date and Term.

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the stockholders of the Company within twelve (12) months following the Effective Date. Upon approval of the Plan by the Company’s stockholders, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date. If the stockholders of the Company do not approve the Plan within twelve (12) months following the Effective Date, any Awards made under the Plan on or after the Effective Date shall not be exercisable, settleable, or deliverable. Following the Effective Date, no awards shall be made under the Prior Plan. Notwithstanding the foregoing, shares of Stock reserved under the Prior Plan to settle awards which are made under the Prior Plan prior to the Effective Date may be issued and delivered following the Effective Date to settle such awards. The Plan shall terminate on the first to occur of (a) 11:59pm ET on the day before the tenth (10th) anniversary of the Effective Date, (b) the date determined in accordance with Section 5.2, and (c) the date determined in accordance with Section 16.3. No Awards may be granted after termination of the Plan, and upon such termination of the Plan, all then-outstanding Awards shall continue to have full force and effect in accordance with the provisions of the terminated Plan and the applicable Award Agreement (or other documents evidencing such Awards).

5.2	Amendment, Suspension, and Termination.

The Committee may, at any time and from time to time, amend or suspend the Plan; provided that, with respect to Awards theretofore granted under the Plan, no amendment or suspension of the Plan shall, without the consent of the Grantee, materially impair the rights or obligations under any such Award. The effectiveness of any amendment to the Plan shall be contingent on approval of such amendment by the Company’s stockholders to the extent provided by the Board or required by Applicable Laws; provided that no amendment shall be made to the no-repricing provisions of Section 3.4, the Option pricing provisions of Section 8.1, or the SAR pricing provisions of Section 9.1 without the approval of the Company’s stockholders. The Board may, at any time, terminate the Plan; provided that, with respect to Awards theretofore granted under the Plan, no termination of the Plan shall, without the consent of the Grantee, materially impair the rights or obligations under any such Award.

6.	AWARD ELIGIBILITY AND LIMITATIONS

6.1	Eligible Grantees.

Subject to this Section 6, Awards may be made under the Plan to any Service Provider, as the Committee shall determine and designate from time to time.

6.2	Stand-Alone, Additional, Tandem, and Substitute Awards.

Subject to Section 3.4, Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, (a) any other Award, (b) any award granted under another plan of the Company, an Affiliate, or any business entity that has been a party to a transaction with the Company or an Affiliate, or (c) any other right of a Grantee to receive payment from the Company or an Affiliate. Such additional, tandem, exchange, or Substitute Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, or for an award granted under another plan of the Company, an Affiliate, or any business entity that has been a party to a transaction with the Company or an Affiliate, the Committee shall require the surrender of such other Award or award under such other plan in consideration for the grant of such exchange or Substitute Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash payments under other plans of the Company or an Affiliate. Notwithstanding Section 8.1 and Section 9.1, but subject to Section 3.4, the Option Price of an Option or the SAR Price of a SAR that is a Substitute Award may be less than one hundred percent (100%) of the Fair Market

Value of a share of Stock on the original Grant Date; provided that such Option Price or SAR Price is determined in accordance with the principles of Code Section 424 for any Incentive Stock Option and consistent with Code Section 409A for any other Option or SAR.

7.	AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, which shall be in such form or forms as the Committee shall from time to time determine. Award Agreements utilized under the Plan from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Nonqualified Stock Options or Incentive Stock Options, and, in the absence of such specification, such Options shall be deemed to constitute Nonqualified Stock Options. In the event of any inconsistency between the Plan and an Award Agreement, the provisions of the Plan shall control.

8.	TERMS AND CONDITIONS OF OPTIONS

8.1	Option Price.

The Option Price of each Option shall be fixed by the Committee and stated in the Award Agreement evidencing such Option. Except in the case of Substitute Awards, the Option Price of each Option shall be at least the Fair Market Value of one (1) share of Stock on the Grant Date; provided that, in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than one hundred ten percent (110%) of the Fair Market Value of one (1) share of Stock on the Grant Date.

8.2	Vesting and Exercisability.

Subject to Sections 8.3 and 16.3, each Option granted under the Plan shall become vested and/or exercisable at such times and under such conditions as shall be determined by the Committee and stated in the Award Agreement, in another agreement with the Grantee, or otherwise in writing; provided that no Option shall be granted to Grantees who are entitled to overtime under Applicable Laws that will vest or be exercisable within a six (6)-month period starting on the Grant Date.

8.3	Term.

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, on the day before the tenth (10th) anniversary of the Grant Date of such Option, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Committee and stated in the Award Agreement relating to such Option; provided that, in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall terminate, and all rights to purchase shares of Stock thereunder shall cease, on the day before the fifth (5th) anniversary of the Grant Date of such Option; and provided, further, that, to the extent deemed necessary or appropriate by the Committee to reflect differences in local law, tax policy, or custom with respect to any Option granted to a Grantee who is a Service Provider who is employed or providing services outside the United States, such Option may terminate, and all rights to purchase shares of Stock thereunder may cease, upon the expiration of a period longer than ten (10) years from the Grant Date of such Option as the Committee shall determine.

8.4	Termination of Service.

Each Award Agreement with respect to the grant of an Option shall set forth the extent to which the Grantee thereof, if at all, shall have the right to exercise such Option following termination of such Grantee’s Service. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

8.5	Limitations on Exercise of Option.

Notwithstanding any provision of the Plan to the contrary, in no event may any Option be exercised, in whole or in part, after the occurrence of an event referred to in Section 16 which results in the termination of such Option.

8.6	Method of Exercise.

Subject to the terms of Section 14 and Section 18.3, an Option that is exercisable may be exercised by the Grantee’s delivery to the Company or its designee or agent of written notice of exercise on any business day, at the Company’s principal office or the office of such designee or agent, on the form specified by the Company and in accordance with any additional procedures specified by the Committee. Such notice shall specify the number of shares of Stock with respect to which such Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares of Stock for which such Option is being exercised, plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to the exercise of such Option.

8.7	Rights of Holders of Options.

Unless otherwise stated in the applicable Award Agreement, a Grantee or other Person holding or exercising an Option shall have none of the rights of a stockholder of the Company (for example, the right to receive cash or dividend payments or distributions attributable to the shares of Stock subject to such Option, to direct the voting of the shares of Stock subject to such Option, or to receive notice of any meeting of the Company’s stockholders) until the shares of Stock subject thereto are fully paid and issued to such Grantee or other Person. Except as provided in Section 16, no adjustment shall be made for dividends, distributions, or other rights with respect to any shares of Stock subject to an Option for which the record date is prior to the date of issuance of such shares of Stock.

8.8	Delivery of Stock.

Promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price with respect thereto, such Grantee shall be entitled to receive such evidence of such Grantee’s ownership of the shares of Stock subject to such Option as shall be consistent with Section 3.7.

8.9	Transferability of Options.

Except as provided in Section 8.10, during the lifetime of a Grantee of an Option, only such Grantee (or, in the event of such Grantee’s legal incapacity or incompetency, such Grantee’s guardian or legal representative) may exercise such Option. Except as provided in Section 8.10, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8.10	Family Transfers.

The Committee, in its sole discretion, may provide either in an applicable Award Agreement or by the subsequent approval of the Committee that a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this Section 8.10, a transfer “not for value” is a transfer which is (a) a gift, (b) a transfer under a domestic relations order in settlement of marital property rights, or (c) unless Applicable Laws do not permit such transfer, a transfer to an entity in which more than fifty percent (50%) of the voting interests are owned by Family Members (and/or the Grantee) in exchange for an interest in such entity. Following a transfer under this Section 8.10, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to such transfer. Subsequent transfers of transferred Options shall be prohibited except to Family Members of the original Grantee in accordance with this Section 8.10 or by will or the laws of descent and distribution. The provisions of Section 8.4 relating to termination of Service shall continue to be applied with respect to the original Grantee of the Option, following which such Option shall be exercisable by the transferee only to the extent, and for the periods specified, in Section 8.4.

8.11	Limitations on Incentive Stock Options.

An Option shall constitute an Incentive Stock Option only (a) if the Grantee of such Option is an Employee of the Company or any Subsidiary, (b) to the extent specifically provided in the related Award Agreement, (c) to the extent that the aggregate Fair Market Value (determined at the time such Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Company and its Affiliates) does not exceed one hundred thousand dollars ($100,000), and (d) to the extent such Option fulfills all other requirements under Code Section 422. Except to the extent provided under Code Section 422, this limitation shall be applied by taking Options into account in the order in which they were granted.

8.12	Notice of Disqualifying Disposition.

If any Grantee shall make any disposition of shares of Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances provided in Code Section 421(b) (relating to certain disqualifying dispositions), such Grantee shall notify the Company of such disposition immediately but in no event later than ten (10) days thereafter.

9.	TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

9.1	Right to Payment and SAR Price.

A SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (a) the Fair Market Value of one (1) share of Stock on the date of exercise, over (b) the SAR Price as determined by the Committee. The Award Agreement for a SAR shall specify the SAR Price, which shall be no less than the Fair Market Value of one (1) share of Stock on the Grant Date of such SAR. SARs may be granted in tandem with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in combination with all or any part of any other Award, or without regard to any Option or other Award; provided that a SAR that is granted in tandem with all or part of an Option will have the same term, and expire at the same time, as the related Option; provided, further, that a SAR that is granted subsequent to the Grant Date of a related Option must have a SAR Price that is no less than the Fair Market Value of one (1) share of Stock on the Grant Date of such SAR.

9.2	Other Terms.

Subject to Sections 9.3 and 16.3, the Committee shall determine, on the Grant Date or thereafter, the time or times at which, and the circumstances under which, a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future Service requirements); the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions; the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which shares of Stock shall be delivered or deemed to be delivered to Grantees, whether or not a SAR shall be granted in tandem or in combination with any other Award; and any and all other terms and conditions of any SAR; provided that no SARs shall be granted to Grantees who are entitled to overtime under Applicable Laws that will vest or be exercisable within a six (6)-month period starting on the Grant Date.

9.3	Term.

Each SAR granted under the Plan shall terminate, and all rights thereunder shall cease, on the day before the tenth (10th) anniversary of the Grant Date of such SAR or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Committee and stated in the Award Agreement relating to such SAR.

9.4	Rights of Holders of SARs.

Unless otherwise stated in the applicable Award Agreement, a Grantee or other Person holding or exercising a SAR shall have none of the rights of a stockholder of the Company (for example, the right to receive cash or dividend payments or distributions attributable to the shares of Stock underlying such SAR, to direct the voting of the shares of Stock underlying such SAR, or to receive notice of any meeting of the Company’s stockholders) until the shares of Stock underlying such SAR, if any, are issued to such Grantee or other Person. Except as provided in Section 16, no adjustment shall be made for dividends, distributions, or other rights with respect to any shares of Stock underlying a SAR for which the record date is prior to the date of issuance of such shares of Stock, if any.

9.5	Transferability of SARs.

Except as provided in Section 9.6, during the lifetime of a Grantee of a SAR, only the Grantee (or, in the event of such Grantee’s legal incapacity or incompetency, such Grantee’s guardian or legal representative) may exercise such SAR. Except as provided in Section 9.6, no SAR shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

9.6	Family Transfers.

The Committee, in its sole discretion, may provide either in an applicable Award Agreement or by the subsequent approval of the Committee that a Grantee may transfer, not for value, all or part of a SAR to any Family Member. For the purpose of this Section 9.6, a transfer “not for value” is a transfer which is (a) a gift, (b) a transfer under a domestic relations order in settlement of marital property rights, or (c) unless Applicable Laws do not permit such transfer, a transfer to an entity in which more than fifty percent (50%) of the voting interests are owned by Family Members (and/or the Grantee) in exchange for an interest in such entity. Following a transfer under this Section 9.6, any such SAR shall continue to be subject to the same terms and conditions as were in effect immediately prior to such transfer. Subsequent transfers of transferred SARs shall be prohibited except to Family Members of the original Grantee in accordance with this Section 9.6 or by will or the laws of descent and distribution.

10.	TERMS AND CONDITIONS OF RESTRICTED STOCK, RESTRICTED STOCK UNITS, AND DEFERRED STOCK UNITS

10.1	Grant of Restricted Stock, Restricted Stock Units, and Deferred Stock Units.

Awards of Restricted Stock, Restricted Stock Units, and Deferred Stock Units may be made for consideration or for no consideration, which shall be deemed paid by past Service or, if so provided in the related Award Agreement or a separate agreement, the promise by the Grantee to perform future Service to the Company or an Affiliate.

10.2	Restrictions.

Subject to Sections 16.3 and 18.10, at the time a grant of Restricted Stock, Restricted Stock Units, or Deferred Stock Units is made, the Committee may, in its sole discretion, (a) establish a Restricted Period applicable to such Restricted Stock, Restricted Stock Units, or Deferred Stock Units and (b) prescribe restrictions in addition to or other than the expiration of the Restricted Period, including the achievement of corporate or individual performance goals, which may be applicable to all or any portion of such Restricted Stock, Restricted Stock Units, or Deferred Stock Units as provided in Section 13. Awards of Restricted Stock, Restricted Stock Units, and Deferred Stock Units may not be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of during the Restricted Period or prior to the satisfaction of any other restrictions prescribed by the Committee with respect to such Awards.

10.3	Registration; Restricted Stock Certificates.

Pursuant to Section 3.7, to the extent that ownership of Restricted Stock is evidenced by a book-entry registration or direct registration (including transaction advices), such registration shall be notated to evidence the restrictions imposed on such Award of Restricted Stock under the Plan and the applicable Award Agreement. Subject to Section 3.7 and the immediately following sentence, the Company may issue, in the name of each Grantee to whom Restricted Stock has been granted, certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date of such Restricted Stock. The Committee may provide in an Award Agreement with respect to an Award of Restricted Stock that either (a) the Secretary of the Company shall hold such certificates for such Grantee’s benefit until such time as such shares of Restricted Stock are forfeited to the Company or the restrictions applicable thereto lapse and such Grantee shall deliver a stock power to the Company with respect to each certificate, or (b) such certificates shall be delivered to such Grantee, provided that such certificates shall bear legends that comply with Applicable Laws and make appropriate reference to the restrictions imposed on such Award of Restricted Stock under the Plan and such Award Agreement.

10.4	Rights of Holders of Restricted Stock.

Unless the Committee provides otherwise in an Award Agreement and subject to the restrictions set forth in the Plan, any applicable Company program, and the applicable Award Agreement, holders of Restricted Stock shall have the right to vote such shares of Restricted Stock and the right to receive any dividend payments or distributions declared or paid with respect to such shares of Restricted Stock. The Committee may provide in an Award Agreement evidencing a grant of Restricted Stock that (a) any cash dividend payments or distributions paid on Restricted Stock shall be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions as applicable to such underlying shares of Restricted Stock or (b) any dividend payments or distributions declared or paid on shares of Restricted Stock shall only be made or paid upon satisfaction of the vesting conditions and restrictions applicable to such shares of Restricted Stock. Notwithstanding the foregoing, unless the Committee provides otherwise in an Award Agreement, cash dividends declared or paid on shares of Restricted Stock that vest or are earned based upon the achievement of performance goals shall not become payable unless and until the shares of Restricted Stock to which the dividends apply become vested and nonforfeitable. All stock dividend payments or distributions, if any, received by a Grantee with respect to shares of Restricted Stock as a result of any stock split, stock dividend, combination of stock, or other similar transaction shall be subject to the same vesting conditions and restrictions as applicable to such underlying shares of Restricted Stock.

10.5	Rights of Holders of Restricted Stock Units and Deferred Stock Units.

10.5.1	Voting and Dividend Rights.

Holders of Restricted Stock Units and Deferred Stock Units shall have no rights as stockholders of the Company (for example, the right to receive dividend payments or distributions attributable to the shares of Stock underlying such Restricted Stock Units and Deferred Stock Units, to direct the voting of the shares of Stock underlying such Restricted Stock Units and Deferred Stock Units, or to receive notice of any meeting of the Company’s stockholders); provided, however, that the Committee may provide in an Award Agreement evidencing a grant of Restricted Stock Units or Deferred Stock Units that the holder of such Restricted Stock

Units or Deferred Stock Units shall be entitled to receive Dividend Equivalent Rights in accordance with Section 12.1.

10.5.2	Creditor’s Rights.

A holder of Restricted Stock Units or Deferred Stock Units shall have no rights other than those of a general unsecured creditor of the Company. Restricted Stock Units and Deferred Stock Units represent unfunded and unsecured obligations of the Company, subject to the terms and conditions of the applicable Award Agreement.

10.6	Termination of Service.

Unless the Committee provides otherwise in an Award Agreement, in another agreement with the Grantee, or otherwise in writing after such Award Agreement is issued, but prior to termination of Grantee’s Service, upon the termination of such Grantee’s Service, any Restricted Stock, Restricted Stock Units, or Deferred Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of such Restricted Stock, Restricted Stock Units, or Deferred Stock Units, the Grantee thereof shall have no further rights with respect thereto, including any right to vote such Restricted Stock or any right to receive dividends or Dividend Equivalent Rights, as applicable, with respect to such Restricted Stock, Restricted Stock Units, or Deferred Stock Units.

10.7	Purchase of Restricted Stock.

The Grantee of an Award of Restricted Stock shall be required, to the extent required by Applicable Laws, to purchase such Restricted Stock from the Company at a purchase price equal to the greater of (x) the aggregate par value of the shares of Stock represented by such Restricted Stock or (y) the purchase price, if any, specified in the Award Agreement relating to such Restricted Stock. Such purchase price shall be payable in a form provided in Section 14 or, in the sole discretion of the Committee, in consideration for Service rendered or to be rendered by the Grantee to the Company or an Affiliate.

10.8	Delivery of Shares of Stock.

Upon the expiration or termination of any Restricted Period and the satisfaction of any other conditions prescribed by the Committee, including, without limitation, any performance goals or delayed delivery period, the restrictions applicable to Restricted Stock, Restricted Stock Units, or Deferred Stock Units settled in shares of Stock shall lapse, and, unless otherwise provided in the applicable Award Agreement, a book-entry or direct registration (including transaction advices) or a certificate evidencing ownership of such shares of Stock shall, consistent with Section 3.7, be issued, free of all such restrictions, to the Grantee thereof or such Grantee’s beneficiary or estate, as the case may be. Neither the Grantee, nor the Grantee’s beneficiary or estate, shall have any further rights with regard to a Restricted Stock Unit or Deferred Stock Unit once the shares of Stock represented by such Restricted Stock Unit or Deferred Stock Unit have been delivered in accordance with this Section 10.8.

11.	TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS AND OTHER EQUITY-BASED AWARDS

11.1	Unrestricted Stock Awards.

The Committee may, in its sole discretion, grant (or sell at the par value of a share of Stock or at such other higher purchase price as shall be determined by the Committee) an Award to any Grantee pursuant to which such Grantee may receive shares of Unrestricted Stock under the Plan. Awards of Unrestricted Stock may be granted or sold to any Grantee as provided in the immediately preceding sentence in respect of Service rendered or, if so provided in the related Award Agreement or a separate agreement, to be rendered by the Grantee to the Company or an Affiliate or other valid consideration, in lieu of or in addition to any cash compensation due to such Grantee.

11.2	Other Equity-Based Awards.

The Committee may, in its sole discretion, grant Awards in the form of Other Equity-Based Awards, as deemed by the Committee to be consistent with the purposes of the Plan. Awards granted pursuant to this Section 11.2 may be granted with vesting, value, and/or payment contingent upon the achievement of one or more performance goals. The Committee shall determine the terms and conditions of Other Equity-Based Awards on the Grant Date or thereafter. Unless the Committee provides otherwise in an Award Agreement, in another agreement with the Grantee, or otherwise in writing after such Award Agreement is issued, but prior to termination of Grantee’s Service, upon the termination of a Grantee’s Service, any Other Equity-Based Awards held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of any Other Equity-Based Award, the Grantee thereof shall have no further rights with respect to such Other Equity-Based Award.

12.	TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS

12.1	Dividend Equivalent Rights.

A Dividend Equivalent Right may be granted hereunder, provided that no Dividend Equivalent Rights may be granted in connection with, or related to, an Award of Options or SARs. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement therefor. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently (with or without being subject to forfeiture or a repayment obligation) or may be deemed to be reinvested in additional shares of Stock or Awards, which may thereafter accrue additional Dividend Equivalent Rights (with or without being subject to forfeiture or a repayment obligation). Any such reinvestment shall be at the Fair Market Value thereof on the date of such reinvestment. Dividend Equivalent Rights may be settled in cash, shares of Stock, or a combination thereof, in a single installment or in multiple installments, all as determined in the sole discretion of the Committee. A Dividend Equivalent Right granted as a component of another Award may (a) provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other Award and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award or (b) contain terms and conditions which are different from the terms and conditions of such other Award, provided that, notwithstanding the foregoing, unless the Committee provides otherwise in an Award Agreement, Dividend Equivalent Rights granted as a component of an Award that vests or is earned based upon the achievement of performance goals shall not become payable unless and until the Award to which the Dividend Equivalent Rights correspond become vested and settled.

12.2	Termination of Service.

Unless the Committee provides otherwise in an Award Agreement, in another agreement with the Grantee, or otherwise in writing after such Award Agreement is issued, a Grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon such Grantee’s termination of Service for any reason.

13.	TERMS AND CONDITIONS OF PERFORMANCE-BASED AWARDS

13.1	Grant of Performance-Based Awards.

Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance-Based Awards in such amounts and upon such terms as the Committee shall determine.

13.2	Value of Performance-Based Awards.

Each grant of a Performance-Based Award shall have an initial cash value or an actual or target number of shares of Stock that is established by the Committee as of the Grant Date. The Committee shall set performance goals in its discretion which, depending on the extent to which they are achieved, shall determine the value and/or number of shares of Stock subject to a Performance-Based Award that will be paid out to the Grantee thereof.

13.3	Earning of Performance-Based Awards.

Subject to the terms of the Plan, after the applicable Performance Period has ended, the Grantee of a Performance-Based Award shall be entitled to receive a payout of the value earned under such Performance-Based Award by such Grantee over such Performance Period.

13.4	Form and Timing of Payment of Performance-Based Awards.

Payment of the value earned under Performance-Based Awards shall be made, as determined by the Committee, in the form, at the time, and in the manner described in the applicable Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, (a) may pay the value earned under Performance-Based Awards in the form of cash, shares of Stock, other Awards, or a combination thereof, including shares of Stock and/or Awards that are subject to any restrictions deemed appropriate by the Committee, and (b) shall pay the value earned under Performance-Based Awards at the close of the applicable Performance Period, or as soon as reasonably practicable after the Committee has determined that the performance goal or goals relating thereto have been achieved; provided that, unless specifically provided in the Award Agreement for such Performance-Based Awards, such payment shall occur no later than the fifteenth (15th) day of the third (3rd) month following the end of the calendar year in which such Performance Period ends. The applicable Award Agreement shall specify the circumstances in which Performance-Based Awards shall be paid or forfeited in the event of termination of Service by the Grantee prior to the end of a Performance Period or settlement of such Performance-Based Awards.

13.5	Performance Conditions.

The right of a Grantee to exercise or to receive a grant or settlement of any Performance-Based Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such performance goals, business criteria, and other measures of performance, with or without adjustment, as it may deem appropriate in establishing any performance conditions.

14.	FORMS OF PAYMENT

14.1	General Rule.

Payment of the Option Price for the shares of Stock purchased pursuant to the exercise of an Option or the purchase price, if any, for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Company.

14.2	Surrender of Shares of Stock.

To the extent that the applicable Award Agreement so provides, payment of the Option Price for shares of Stock purchased pursuant to the exercise of an Option or the purchase price, if any, for Restricted Stock may be made all or in part through the tender or attestation to the Company of shares of Stock, which shall be valued, for purposes of determining the extent to which such Option Price or purchase price has been paid thereby, at their Fair Market Value on the date of such tender or attestation.

14.3	Cashless Exercise.

To the extent permitted by Applicable Laws and to the extent the Award Agreement so provides, payment of the Option Price for shares of Stock purchased pursuant to the exercise of an Option and payment of any withholding taxes described in Section 18.3 may be made all or in part by delivery (on a form acceptable to the Committee) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the proceeds of such sale to the Company in payment of such Option Price and/or any withholding taxes described in Section 18.3.

14.4	Other Forms of Payment.

To the extent that the applicable Award Agreement so provides and/or unless otherwise specified in an Award Agreement, payment of the Option Price for shares of Stock purchased pursuant to exercise of an Option, for the purchase price, if any, for Restricted Stock, or for any withholding taxes described in Section 18.3 may be made in any other form that is consistent with Applicable Laws, including (a) with respect to the purchase price of Restricted Stock only, Service rendered or to be rendered by the Grantee thereof to the Company or an Affiliate and (b) with the consent of the Committee, by withholding the number of shares of Stock that would otherwise vest or be issuable in an amount equal in value to the Option Price or purchase price and/or the applicable tax withholding amount.

15.	REQUIREMENTS OF LAW

15.1	General.

The Company shall not be required to offer, sell, or issue any shares of Stock under any Award, whether pursuant to the exercise of an Option, a SAR, or otherwise, if the offer, sale, or issuance of such shares of Stock would constitute a violation by the Grantee, the Company, an Affiliate, or any other Person of any provision of the Company’s certificate of incorporation or bylaws or of Applicable Laws, including any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration, or qualification of any shares of Stock subject to an Award upon any Stock Exchange or Securities Market or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the offering, sale, issuance, or purchase of shares of Stock in connection with any Award, no shares of Stock may be offered, sold, or issued to the Grantee or any other Person under such Award, whether pursuant to the exercise of an Option, a SAR, or otherwise, unless such listing, registration, or qualification shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of such Award. Without limiting the generality of the foregoing, upon the exercise of any Option or any SAR that may be settled in shares of Stock or the delivery of any shares of Stock underlying an Award, unless a registration statement under the Securities Act is in effect with respect to the shares of Stock subject to such Award, the Company shall not be required to offer, sell, or issue such shares of Stock unless the Committee shall have received evidence satisfactory to it that the Grantee or any other Person exercising such Option or SAR or accepting delivery of such shares may acquire such shares of Stock pursuant to an exemption from registration under the Securities Act. Any determination by the Committee in connection with the foregoing shall be final, binding, and conclusive. The Company may register, but shall in no event be obligated to register, any shares of Stock or other securities issuable pursuant to the Plan pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or a SAR or the issuance of shares of Stock or other securities issuable pursuant to the Plan or any Award to comply with any Applicable Laws. As to any jurisdiction that expressly imposes the requirement that an Option or SAR that may be settled in shares of Stock shall not be exercisable until the shares of Stock subject to such Option or SAR are registered under the securities laws thereof or are exempt from such registration, the exercise of such Option or SAR under circumstances in which the laws of such jurisdiction apply shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

15.2	Rule 16b-3.

During any time when the Company has any class of common equity securities registered under Section 12 of the Exchange Act, it is the intention of the Company that Awards pursuant to the Plan and the exercise of Options and SARs granted hereunder that would otherwise be subject to Section 16(b) of the Exchange Act shall qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Committee does not comply with the requirements of such Rule 16b-3, such provision or action shall be deemed inoperative with respect to such Awards to the extent permitted by Applicable Laws and deemed advisable by the Committee and shall not affect the validity of the Plan. In the event that such Rule 16b-3 is revised or replaced, the Committee may exercise its discretion to modify the Plan in any respect necessary or advisable in its judgment to satisfy the requirements of, or to permit the Company to avail itself of the benefits of, the revised exemption or its replacement.

16.	EFFECT OF CHANGES IN CAPITALIZATION

16.1	Changes in Stock.

If the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number of shares or kind of Capital Stock or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse stock split, spin-off, combination of stock, exchange of stock, stock dividend or other distribution payable in capital stock, or other increase or decrease in shares of Stock effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares of Capital Stock for which grants of Options and other Awards may be made under the Plan, including the Share Limit set forth in Section 4.1, shall be adjusted proportionately and accordingly by the Committee. In addition, the number and kind of shares of Capital Stock for which Awards are outstanding shall be adjusted proportionately and accordingly by the Committee so that the proportionate interest of the Grantee therein immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Options or SARs shall not change the aggregate Option Price or SAR Price payable with respect to shares that are subject to the unexercised portion of such outstanding Options or SARs, as applicable, but shall include a corresponding proportionate adjustment in the per share Option Price or SAR Price, as the case may be. The conversion of any convertible securities of the Company shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Company’s stockholders of securities of any other entity or other assets (including an extraordinary dividend, but excluding a non-extraordinary dividend, declared and paid by the Company) without receipt of consideration by the Company, the Board or the Committee constituted pursuant to Section 3.1.2 shall, in such manner as the Board or the Committee deems appropriate, adjust (a) the number and kind of shares of Capital Stock subject to outstanding Awards and/or (b) the aggregate and per share Option Price of outstanding Options and the aggregate and per share SAR Price of outstanding SARs as required to reflect such distribution.

16.2	Reorganization in Which the Company Is the Surviving Entity Which Does not Constitute a Change in Control.

Subject to Section 16.3, if the Company shall be the surviving entity in any reorganization, merger, or consolidation of the Company with one or more other entities which does not constitute a Change in Control, any Award theretofore granted pursuant to the Plan shall pertain to and apply to the Capital Stock to which a holder of the number of shares of Stock subject to such Award would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the per share Option Price or SAR Price of any outstanding Option or SAR so that the aggregate Option Price or SAR Price thereafter shall be the same as the aggregate Option Price or SAR Price of the shares of Stock remaining subject to the Option or SAR as in effect immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement, in another agreement with the Grantee, or as otherwise set forth in writing, any restrictions applicable to such Award shall apply as well to any replacement shares of Capital Stock subject to such Award, or received by the Grantee, as a result of such reorganization, merger, or consolidation. In the event of any reorganization, merger, or consolidation of the Company referred to in this Section 16.2, Performance-Based Awards shall be adjusted, including any adjustment to the performance conditions applicable to such Awards deemed appropriate by the Committee and including any adjustment so as to apply to the Capital Stock that a holder of the number of shares of Stock subject to the Performance-Based Awards would have been entitled to receive immediately following such reorganization, merger, or consolidation.

16.3	Change in Control in which Awards are not Assumed.

Upon the occurrence of a Change in Control in which outstanding Awards are not being assumed, continued, or substituted for, the following provisions shall apply to such Award, to the extent not assumed, continued, or substituted for:

(a) Immediately prior to the occurrence of such Change in Control, in each case with the exception of Performance-Based Awards, all outstanding shares of Restricted Stock, and all Restricted Stock Units, Deferred Stock Units, and Dividend Equivalent Rights shall be deemed to have vested, and all shares of Stock and/or cash subject to such Awards shall be delivered; and either or both of the following two (2) actions shall be taken:

(i) At least fifteen (15) days prior to the scheduled consummation of such Change in Control, all Options and SARs outstanding hereunder shall become immediately exercisable and shall remain exercisable for a period of fifteen (15) days. Any exercise of an Option or SAR during this fifteen (15)-day period shall be conditioned upon the consummation of the applicable Change in Control and shall be effective only immediately before the consummation thereof, and upon consummation of such Change in Control, the Plan and all outstanding but unexercised Options and SARs shall terminate, with or without consideration (including, without limitation, consideration in accordance with clause (ii) below) as determined by the Committee in its sole discretion. The Committee shall send notice of an event that shall result in such a termination to all Persons who hold Options and SARs not later than the time at which the Company gives notice thereof to its stockholders;

and/or

(ii) The Committee may elect, in its sole discretion, to cancel any outstanding Awards of Options, SARs, Restricted Stock, Restricted Stock Units, Deferred Stock Units, and/or Dividend Equivalent Rights and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash, Capital Stock or other property having a value (as determined by the Committee acting in good faith), in the case of Restricted Stock, Restricted Stock Units, Deferred Stock Units, and Dividend Equivalent Rights (for shares of Stock subject thereto), equal to the formula or fixed price per share paid to holders of shares of Stock pursuant to such Change in Control and, in the case of Options or SARs, equal to the product of the number of shares of Stock subject to such Options or SARs multiplied by the amount, if any, by which (x) the formula or fixed price per share paid to holders of shares of Stock pursuant to such transaction exceeds (y) the Option Price or SAR Price applicable to such Options or SARs.

(b) For Performance-Based Awards, such Performance-Based Awards shall either (i) be treated as though target performance has been achieved or (ii) be determined based on achievement of actual performance as of a date reasonably proximal to the date of consummation of the Change in Control (based on pro-rated performance conditions through such date) as determined by the Committee, in its sole discretion, in each case, whichever approach results in the greater number of Performance-Based Awards vesting or becoming earned. After application of this Section 16.3(b), if any Awards arise from application of this Section 16.3(b), such Awards shall be settled under the applicable provision of Section 16.3(a).

(c) Other Equity-Based Awards shall be governed by the terms of the applicable Award Agreement.

16.4	Change in Control in which Awards are Assumed.

Upon the occurrence of a Change in Control in which outstanding Awards are being assumed, continued, or substituted for, the following provisions shall apply to such Award, to the extent assumed, continued, or substituted for:

(a) The Plan and the Awards granted under the Plan shall continue in the manner and under the terms so provided in the event of any Change in Control to the extent that provision is made in writing in connection with such Change in Control for the assumption or continuation of such Awards, or for the substitution for such Awards of new stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, dividend equivalent rights, or other equity-based awards relating to the Capital Stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and exercise prices of options and stock appreciation rights.

(b) In the event a Grantee’s Award is assumed, continued, or substituted upon the consummation of any Change in Control and the Grantee’s employment is terminated by the Company without Cause within the twenty-four (24)-month period following the consummation of such Change in Control, the Grantee’s Award will become fully vested as of such termination and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the Committee shall determine (but in no event later than the original expiration date of the Award).

16.5	Adjustments.

Adjustments under this Section 16 related to shares of Stock or other Capital Stock of the Company shall be made by the Committee, whose determination in that respect shall be final, binding, and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share. The Committee may provide in the applicable Award Agreement as of the Grant Date, in another agreement with the Grantee, or otherwise in writing at any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those provided in Sections 16.1, 16.2, 16.3, and 16.4. This Section 16 shall not limit the Committee’s ability to provide for alternative treatment of Awards outstanding under the Plan in the event of a change in control event involving the Company that is not a Change in Control.

16.6	No Limitations on Company.

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets (including all or any part of the business or assets of any Subsidiary or other Affiliate) or to engage in any other transaction or activity.

17.	PARACHUTE LIMITATIONS

If any Grantee is a Disqualified Individual, then, notwithstanding any other provision of the Plan or of any Other Agreement to the contrary and notwithstanding any Benefit Arrangement, any right of the Grantee to any exercise, vesting, payment, or benefit under the Plan shall be reduced or eliminated:

(a) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Grantee under the Plan, all Other Agreements, and all Benefit Arrangements, would cause any exercise, vesting, payment, or benefit to the Grantee under the Plan to be considered a Parachute Payment; and

(b) if, as a result of receiving such Parachute Payment, the aggregate after-tax amounts received by the Grantee from the Company under the Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Grantee without causing any such payment or benefit to be considered a Parachute Payment.

Except as required by Code Section 409A or to the extent that Code Section 409A permits discretion, the Committee shall have the right, in the Committee’s sole discretion, to designate those rights, payments, or benefits under the Plan, all Other Agreements, and all Benefit Arrangements that should be reduced or eliminated so as to avoid having such rights, payments, or benefits be considered a Parachute Payment; provided, however, to the extent any payment or benefit constitutes deferred compensation under Code Section 409A, in order to comply with Code Section 409A, the Company shall instead accomplish such reduction by first reducing or eliminating any cash payments, then by reducing or eliminating any accelerated vesting of Performance-Based Awards, then by reducing or eliminating any accelerated vesting of Options or SARs, then by reducing or eliminating any accelerated vesting of Restricted Stock, Restricted Stock Units, or Deferred Stock Units, then by reducing or eliminating any other remaining Parachute Payments, in each case with the payments to be made furthest in the future being reduced first.

18.	GENERAL PROVISIONS

18.1	Disclaimer of Rights.

No provision in the Plan, any Award, or any Award Agreement shall be construed (a) to confer upon any individual the right to remain in the Service of the Company or an Affiliate, (b) to interfere in any way with any contractual or other right or authority of the Company or an Affiliate either to increase or decrease the compensation or other payments to any Person at any time, or (c) to terminate any Service or other relationship between any Person and the Company or an Affiliate. In addition, notwithstanding any provision of the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, in another agreement with the Grantee, or otherwise in writing, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee thereof, so long as such Grantee continues to provide Service. The obligation of the Company to pay any benefits pursuant to the Plan shall be interpreted as a contractual obligation to pay only those amounts provided herein, in the manner and under the conditions prescribed herein. The Plan and Awards shall in no way be interpreted to require the Company to transfer any amounts to a third-party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

18.2	Nonexclusivity of the Plan.

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board or the Committee to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board or the Committee in their discretion determine desirable.

18.3	Withholding Taxes.

(a) The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, state, or local taxes of any kind required by Applicable Laws to be withheld with respect to the vesting of or other lapse of restrictions applicable to an Award or upon the issuance of any shares of Stock upon the exercise of an Option or pursuant to any other Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay in cash to the Company or an Affiliate, as the case may be, any amount that the Company or such Affiliate may reasonably determine to be necessary to satisfy such withholding obligation; provided that if there is a same-day sale of shares of Stock subject to an Award, the Grantee shall pay such withholding obligation on the day on which such same-day sale is completed. Subject to the prior approval of the Company or an Affiliate, which may be withheld by the Company or such Affiliate, as the case may be, in its sole discretion, the Grantee may elect to satisfy such withholding obligation, in whole or in part, (a) by causing the Company or such Affiliate to withhold shares of Stock otherwise issuable to the Grantee or (b) by delivering to the Company or such Affiliate shares of Stock already owned by the Grantee. The shares of Stock so withheld or delivered shall have an aggregate Fair Market Value equal to such withholding obligation. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Company or such Affiliate as of the date on which the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this Section 18.3 may satisfy such Grantee’s withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.

(b) The maximum number of shares of Stock that may be withheld from any Award to satisfy any federal, state, or local tax withholding requirements upon the exercise, vesting, or lapse of restrictions applicable to any Award or payment of shares of Stock pursuant to such Award, as applicable, may not exceed such number of shares of Stock having a Fair Market Value equal to the minimum statutory amount required by the Company or the applicable Affiliate to be withheld and paid to any such federal, state, or local taxing authority with respect to such exercise, vesting, lapse of restrictions, or payment of shares of Stock; provided, however, for so long as Accounting Standards Update 2016-09 or a similar rule remains in effect, the Board or the Committee has full discretion to choose, or to allow a Grantee to elect, to withhold a number of shares of Stock having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding obligation (but such withholding may in no event be in excess of the maximum required statutory withholding amount(s) in such Grantee’s relevant tax jurisdictions).

18.4	Captions.

The use of captions in the Plan or any Award Agreement is for convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

18.5	Construction.

Unless the context otherwise requires, all references in the Plan to “including” shall mean “including without limitation.”

18.6	Other Provisions.

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Committee, in its sole discretion.

18.7	Number and Gender.

With respect to words used in the Plan, the singular form shall include the plural form, and the masculine gender shall include the feminine gender, as the context requires.

18.8	Severability.

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.9	Governing Law.

The validity and construction of the Plan and the instruments evidencing the Awards hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

18.10	Section 409A of the Code.

(a) The Plan is intended to comply with Code Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan will be interpreted and administered to be in compliance with Code Section 409A. Any payments described in the Plan that are due within the Short-Term Deferral Period will not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding any provision of the Plan to the contrary, to the extent required to avoid accelerated taxation and tax penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6)-month period immediately following the Grantee’s Separation from Service will instead be paid on the first payroll date after the six (6)-month anniversary of the Grantee’s Separation from Service (or the Grantee’s death, if earlier).

(b) Furthermore, notwithstanding anything in the Plan to the contrary, in the case of an Award that is characterized as deferred compensation under Code Section 409A, and pursuant to which settlement and delivery of the cash or shares of Stock subject to the Award is triggered based on a Change in Control, in no event will a Change in Control be deemed to have occurred for purposes of such settlement and delivery of cash or shares of Stock if the transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). If an Award characterized as deferred compensation under Code Section 409A is not settled and delivered on account of the provision of the preceding sentence, the settlement and delivery shall occur on the next succeeding settlement and delivery triggering event that is a permissible triggering event under Code Section 409A. No provision of this paragraph shall in any way affect the determination of a Change in Control for purposes of vesting in an Award that is characterized as deferred compensation under Code Section 409A.

(c) Notwithstanding the foregoing, neither the Company nor the Committee will have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Grantee under Code Section 409A, and neither the Company or an Affiliate nor the Board or the Committee will have any liability to any Grantee for such tax or penalty.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The following is only a general summary of certain aspects of Pennsylvania law and CNB’s charter related to the indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Sections 1741 through 1750 of the BCL and Article VII of CNB’s bylaws.

Sections 1741 through 1743 of the BCL provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action is in the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable to the corporation unless and only to the extent a court determines that the person is fairly and reasonably entitled to indemnification. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Section 1746 of the BCL provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under, among other things, any bylaw provision, provided that no indemnification may be made in any case where the act or failure or act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Section 1747 of the BCL authorizes a corporation to purchase insurance for directors and other representatives. The foregoing statement is subject to the detailed provisions of Sections 1741 through 1750 of the BCL.

As permitted by the BCL, CNB’s bylaws provide that it shall, subject to certain authorizations and determinations, indemnify its directors and officers, including the advancement of expenses. CNB’s bylaws contain the procedures pursuant to which such indemnification and advancement of expenses may be authorized and effectuated, including receipt of certain undertakings by the director or officer as a condition precedent to the advancement of expenses. CNB’s bylaws provide, among other things, that indemnification shall not be made where the indemnification is expressly prohibited by law or where a final adjudication establishes that the director’s or officer’s conduct constitutes willful misconduct or recklessness or was based upon or attributable to the receipt from the registrant of a personal benefit to which the director or officer was not legally entitled.

As permitted by the BCL, CNB maintains directors and officers liability insurance in amounts and on terms which the CNB Board of Directors deems reasonable. In the ordinary course of business, the CNB Board of Directors regularly reviews the scope and adequacy of such insurance coverage.

.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

2.1*†	Agreement and Plan of Merger, dated as of January 9, 2025, by and among CNB Financial Corporation, CNB Bank, ESSA Bancorp, Inc. and ESSA Bank & Trust (incorporated by reference to Annex A of the joint proxy statement/prospectus included in this registration statement).

3.1	Third Amended and Restated Articles of Incorporation of CNB Financial Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 18, 2024).

3.2	Third Amended and Restated Bylaws of CNB Financial Corporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on April 18, 2024).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4 (File No. 333-189177) filed on June 7, 2013).

5.1*	Opinion of Hogan Lovells US LLP as to the validity of the shares being registered.

8.1*	Opinion of Hogan Lovells US LLP as to certain federal income tax matters.

8.2*	Opinion of Luse Gorman, PC as to certain federal income tax matters.

10.1*	Form of Voting Agreement, dated as of January 9, 2025, by and between certain shareholders of ESSA Bancorp, Inc. and CNB Financial Corporation.

10.2*	Form of Voting Agreement, dated as of January 9, 2025, by and between certain shareholders of CNB Financial Corporation and ESSA Bancorp, Inc.

23.1*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).

23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 8.1).

23.3*	Consent of Luse Gorman, PC (included in Exhibit 8.2).

23.4*	Consent of Forvis Mazars, LLP, with respect to CNB Financial Corporation

23.5*	Consent of Crowe LLP, with respect to CNB Financial Corporation.

23.6*	Consent of S.R. Snodgrass P.C, with respect to ESSA Bancorp, Inc.

24.1*	Power of Attorney (included on signature page).

99.1*	Consent of Piper Sandler & Co.

99.2*	Consent of PNC FIG Advisory, part of PNC Capital Markets LLC.

99.3*	Consent of Gary S. Olson.

99.4*	Consent of Robert C. Selig, Jr.

99.5*	Consent of Daniel J. Henning.

99.6**	Form of Proxy Card of CNB Financial Corporation.

99.7**	Form of Proxy Card of ESSA Bancorp, Inc.

107*	Filing Fee Table.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
*	Previously filed.
**	Filed herewith.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The undersigned registrant hereby undertakes that every prospectus that: (i) is filed pursuant to the immediately preceding paragraph, or (ii) purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearfield, Commonwealth of Pennsylvania on this 3rd day of March, 2025.

CNB FINANCIAL CORPORATION

By:	/s/ Michael D. Peduzzi
Michael D. Peduzzi
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Michael D. Peduzzi Michael D. Peduzzi	President, Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2025

* Tito L. Lima	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 3, 2025

* Jeffrey S. Powell	Chairman of the Board of Directors	March 3, 2025

* Michael Obi	Director	March 3, 2025

* Joel E. Peterson	Director	March 3, 2025

* Deborah Dick Pontzer	Director	March 3, 2025

* Nicholas N. Scott	Director	March 3, 2025

* Richard B. Seager	Director	March 3, 2025

* Francis X. Straub, III	Director	March 3, 2025

* Peter C. Varischetti	Director	March 3, 2025

* Julie M. Young	Director	March 3, 2025

* By:	/s/ Michael D. Peduzzi
Michael D. Peduzzi
Attorney-in-Fact